Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

Periodic Report for the Year 2017

Bezeq The Israel Telecommunication Corporation Ltd.

Periodic Report for the Year 2017

Chapter A	-	Description of Company Operations

Chapter B	-	Directors’ Report on the State of the Company's Affairs

Chapter C	-	Financial Statements

Chapter D	-	Additional Information about the Company and Corporate Governance Questionnaire

Chapter E	-	Report on the Effectiveness of Internal Control

Chapter A (Description of Company Operations) to the periodic Report for 2017

Chapter A
(Description of Company Operations)
To the Periodic Report for 2017

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Chapter A (Description of Company Operations) to the periodic Report for 2017

Table of Contents

1.	General development of the Group's business		1
	1.1	Group activities and business development	1
	1.2	Segments of operation	10
	1.3	Investments in the Company's capital and transactions in its shares	11
	1.4	Dividend Distribution	11
	1.5	Financial Information regarding the Group’s Areas of Operations	12
	1.6	Group forecast	20
	1.7	General environment and influence of external factors on the Group's activities	20
2.	Bezeq – Domestic Fixed-Line Communications		33
	2.1	General Information on the Operating Segment	33
	2.2	Products and Services	38
	2.3	Breakdown of product and service revenues	40
	2.4	Trade receivables	41
	2.5	Marketing, distribution and service	41
	2.6	Competition	41
	2.7	Property, plant and equipment	46
	2.8	Intangible assets	50
	2.9	Human resources	50
	2.10	Equipment and suppliers	53
	2.11	Working Capital	53
	2.12	Investments	53
	2.13	Financing	54
	2.14	Taxation	56
	2.15	Environmental risks and means for their management	57
	2.16	Restrictions and control of the Company's operations	57
	2.17	Material Agreements	66
	2.18	Legal proceedings	68
	2.19	Business Goals and Strategies	78
	2.20	Risk Factors	79
3.	Pelephone – Mobile radio-telephone (cellular telephony)		84
	3.1	General information about the area of operations	84
	3.2	Services and products	87
	3.3	Income from products and services	88
	3.4	Trade receivables	88
	3.5	Marketing, distribution and service	88
	3.6	Competition	89
	3.7	Property, plant and equipment	90
	3.8	Intangible assets	91
	3.9	Human resources	92
	3.10	Suppliers	93
	3.11	Working capital	94
	3.12	Taxation	95
	3.13	Environmental risks and means for their management	95
	3.14	Restrictions on and control of Pelephone's operations	96
	3.15	Material Agreements	99
	3.16	Legal proceedings	99
	3.17	Business strategy and goals	103
	3.18	Anticipated developments in the coming year	103
	3.19	Discussion of Risk Factors	103

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Chapter A (Description of Company Operations) to the periodic Report for 2017

4.	Bezeq International – International telecommunications, Internet and NEP services		107
	4.1	General	107
	4.2	Products and services	108
	4.3	Revenues	109
	4.4	Trade receivables	109
	4.5	Marketing, distribution and service	109
	4.6	Competition	110
	4.7	Property, plant and equipment	111
	4.8	Human resources	111
	4.9	Suppliers	112
	4.10	Taxation	112
	4.11	Restrictions and supervision of Bezeq International's operations	112
	4.12	Joint venture agreements	113
	4.13	Legal proceedings	114
	4.14	Goals, business strategy and expected development	116
	4.15	Discussion of Risk Factors	116
5.	DBS – Multi-channel television		118
	5.1	General information about the area of operations	118
	5.2	Products and services	122
	5.3	Revenue of products and services	124
	5.4	Trade receivables	124
	5.5	Marketing and Distribution	124
	5.6	Competition	124
	5.7	Production capacity	126
	5.8	Property, plant and equipment	126
	5.9	Intangible assets	128
	5.10	Broadcasting rights	128
	5.11	Human resources	129
	5.12	Suppliers	130
	5.13	Financing	130
	5.14	Taxation	131
	5.15	Restrictions and supervision applicable to DBS	131
	5.16	Material Agreements	134
	5.17	Legal proceedings	136
	5.18	Goals and Business Strategy	140
	5.19	Discussion of Risk Factors	140

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Chapter A (Description of Company Operations) to the periodic Report for 2017

Chapter A - Description of Company Operations

Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company” or “Bezeq”) together with its wholly owned subsidiaries, whose financial statements are consolidated with those of the Company, will henceforth be called together in this Periodic Report “the Group” or “Bezeq Group”.

For the reader’s convenience, Appendix A to this chapter contains a list and explanation of the key defined terms in the report.

1.	General development of the Group's business

1.1	Group activities and business development

1.1.1	General

At the date of this periodic report, Bezeq Group is a main provider of communications services in Israel. Bezeq Group implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel satellite television broadcasts and television broadcasts over the Internet, internet infrastructure and access services, call center services, maintenance and development of communications infrastructures, provision of communications services to other communications providers, including wholesale market services, television and radio broadcasts, and supply and maintenance of equipment and services on customer premises (network end point – NEP – services).

The Company was established in 1980 as a government company to which the activities carried out until then at the Ministry of Communications were transferred, and it was privatized over a period of years. The Company became a public company in 1990 and its shares are traded on the TASE.

Since April 14, 2010, the controlling shareholder of the Company is B Communications, directly and through its wholly-controlled (indirectly) company B Tikshoret (SP2) Ltd. ("B Tikshoret”). (Concerning regulatory permits that were given in connection with the transaction to acquire control, see Section 1.7.6).1 Regarding Eurocom Communications, the indirect controlling shareholder of the Company, see Section 1.1.2.

For information about restrictions that may apply to B Communications commencing December 2019 under the Market Concentration Law, in connection with control in the Company, if at that time B Communications is a second-tier company according to this law, and restrictions that apply to the Company in this context as a third-tier company, see Section 1.7.4.7.

[1]	To the best of the Company's knowledge, B Tikshoret is a private company registered in Israel, wholly owned and controlled by B Tikshoret (SP1) Ltd., which is wholly owned and controlled by B Communications. B Communications is an Israeli public company whose shares are traded by way of double listing on the TASE and on the Nasdaq. The controlling shareholder in B Communications is Internet Gold – Golden Lines Ltd., and the controlling shareholder in Internet Gold – Golden Lines Ltd. is Eurocom Communications Ltd., which is controlled by Eurocom Holdings (1979) Ltd., in which the controlling shareholders are Mr. Shaul Elovitch and his brother Yosef Elovitch. 714,169,560 shares of the Company are held by B Tikshoret. In addition, 14,204,153 Company shares are owned directly by B Communications.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

Diagram of the Company’s holding structure, and the Company's holdings in the key subsidiaries, at the date of approval of the report (March 28, 2018):

(*)	In addition to the above-mentioned holdings, 72,360 shares are held by Ms. Iris Elovitch, wife of the indirect controlling shareholder in the Company, Mr. Shaul Elovitch, and 11,556 shares are held by Ms. Orna Elovitch Peled, a director of the Company and wife of Mr. Or Elovitch, son of Shaul Elovitch, the indirect controlling shareholder of the Company.

In addition, the Company holds 100% of the issued capital of Bezeq On-Line, which operates customer call centers of a scope that is not material to the Company.

1.1.2	Control of the company - Eurocom Communications

Eurocom Communications is the indirect controlling shareholder of the Company, (see footnote 1).

On December 20, 2017, banking corporations filed a motion to liquidate Eurocom Communications. Notably, further to its application, the Company was included as a party to the proceeding to liquidate Eurocom Communications, given that it is a significant creditor of Eurocom Communications, in the amount of NIS 119 million (see Section 1.1.5).

Subsequently, on January 15, 2018, Eurocom Communications informed the Company that together with other privately held companies in Eurocom Group, it had filed an application in the court for an order to convene creditor meetings to approve an arrangement under Section 350 of the Companies Law, and in accordance with the Companies Regulations (Application for a Settlement or Arrangement), 2002. The purpose of the meetings is to approve a proposed creditors’ arrangement based on the entry of an investor into Eurocom Group, as part of the settlement of the debts of the key privately held companies in Eurocom Group. The proposed investor is an entity in which the brothers Naty Saidoff and/or Ofer Saidoff and/or Tamir Cohen (“the Investor”), will hold a substantial holding.

Following the creditors’ meeting, on February 23, 2018, Eurocom Communications announced that:

1.	On February 23, 2018, Eurocom Communications, including other privately held companies in Eurocom Group (“the Privately Held Companies”) filed a motion to approve a creditors' arrangement under Section 350 of the Companies Law (“the Arrangement”), as part of the settlement of the debt issues of Eurocom Communications and the Privately Held Companies, as noted above. The text of the proposed creditors' arrangement was included in an Immediate Report of the Company dated February 25, 2018, included here by way of reference.

2.	The application to approve the Arrangement was filed after the Arrangement was approved at Eurocom Communications' creditors' meeting.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

3.	The proposed Arrangement is based on the expected entry of an investor into Eurocom Communications (Shayma Investments S.A. or any company that replaces it by the closing date, in which Messrs. Naty Saidoff and Tamir Cohen hold a substantial interest) (the "Investor"). The Investor will receive an option that will allow it to exercise the holding in Eurocom Communications up the full 100% interest in Eurocom Communications (“the Option").

4.	The proposed Arrangement is based on a significant injection of capital into Eurocom Communications by the Investor, as well as settlement of the outstanding debt of Eurocom Communications and the Privately Held Companies. The Arrangement also includes options for additional capital investments to the Arrangement account in the future according to defined mechanisms.

5.	According to the announcement issued by Eurocom Communications, in any event at this stage there will be no "change of control" event with respect to either the Company or Eurocom Communications, since exercising the Option is subject to obtaining the required regulatory approvals, as well as to meeting the preconditions set out below.

6.	The proposed arrangement is subject to several preconditions, the most important of which are: (a) obtaining the Court's approval of the Arrangement, including possible adjustments to the Arrangement that may be demanded by the Court; (b) obtaining a pre-ruling from the Tax Authorities regarding various aspects of the Arrangement; (c) conditions concerning various material changes or adverse effects; (d) obtaining any regulatory approval that may be required by law (including a permit to control Bezeq by the Investor for the purpose of exercising the Option, etc.).

7.	Accordingly, until the Option is exercised (which is subject to the approval of the Arrangement and the above preconditions), there will be no change in the structure of the holdings in Eurocom Communications. Furthermore, under the proposed Arrangement, even if the Arrangement is approved, the preconditions for implementing the Arrangement are met and the Option is exercised, Eurocom will continue to be the controlling shareholder of the Company. Nevertheless, the Arrangement allows a possible scenario where the Investor may purchase the Eurocom Group’s assets directly, subject to all the regulatory approvals and legal requirements.

It is hereby reiterated that the Arrangement has not yet been approved and is subject to additional conditions, as detailed above.

Pursuant to the foregoing, on March 11, 2018, Eurocom Communications informed the Company that the Investor had filed a notice in the court of the expiry of the proposed arrangement and a motion for instructions (“the Notice”), in which the Investor claimed that the proposed Arrangement had expired due to the non-fulfillment of preconditions in the proposed Arrangement. The Investor also claims that no precondition was fulfilled regarding the receipt of a pre-ruling from the Tax Authority and that due to various events with respect to the Company (Bezeq), there has been a material adverse change for purposes of the Arrangement. In addition, the Investor raises claims relating to the request of the creditors of Spacecom Communications Ltd., regarding the provisions of the Arrangement, which ostensibly seek to limit the Investor. Eurocom Communications informed the Company that it disputes the Investor’s position, and that, inter alia, in its opinion no such material adverse change has occurred. Subsequently, the creditors meeting of Eurocom Communications also confirmed that the Investor’s position is groundless (the Company joined this opinion) and Eurocom Communications filed a notice in the court accordingly on March 15, 2018. In a hearing held on March 20, 2018 on this matter, the Parties agreed, in view of the investor's claims regarding a change in circumstances, to examine the feasibility of a different arrangement with the investor, without derogating from the Parties' claims and in response to the court's proposal. Accordingly, the hearing on the case was postponed until April 11, 2018, and it was further determined that the Court would be informed of the progress of the negotiations by March 29, 2018.

Notably, on March 12, 2018, the Company submitted its response to the motion for approval of the Arrangement in which it announced its support for the proposed Arrangement, subject to reservations that a neutral trustee should be appointed to carry out the Arrangement. In its response, the Company announced that it changed its position (that preceded its opposition to the proposed arrangement) after Eurocom Communications had filed its notice in the court, detailing, among other things, estimates of the receipts the entire group of creditors would receive for each of the companies under the Arrangement. After the Company analyzed the information presented in this notice and in a motion to approve the Arrangement, it was believed that the alternative of the Arrangement was preferable to that of liquidation. In its response, the Company stated that it reserves the right to reassess its position and/or to file a supplementary response, insofar as is necessary, after details of the debts are submitted by Eurocom.

On this matter, see also Section 1.1.5 as well as Immediate Reports of the Company dated December 20, 24, 25 and 26, 2017, dated January 15, 2018, February 8 and 25, 2018, and March 12, 13 and 21, 2018, included here by way of reference.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.1.3	Shareholders requests

In January 2018, the Interim Chairman of the Board received two applications from different entities2 (shareholders and/or their representatives) proposing, among other things, simplification of the Company’s ownership structure, the resignation of the Company’s directors who are implicated in the Israel Securities Authority investigation or affiliated with Eurocom Communications Ltd., and their replacement with professional directors, improving the process of appointing directors (including in the event of a change of control in the Company), and that a special shareholders meeting should be convened to discuss the appointment of directors and to review aspects of the Company’s corporate governance.

The response of the Interim Chairman of the Board referred, among other matters, to the welcome involvement of the Company’s shareholders; his view of the proper functioning of the Company's Board of Directors and its committees; the anticipated date for the election of directors to the Company (as part of the Company's annual general meeting); that he expects changes in the composition of the Board of Directors and that the subject of the Company's control structure is not a matter that is handled by the Company's Board of Directors.

Subsequently, the Interim Chairman received additional letters from those entities as well as from other entities expressing their opinion, inter alia, that the Company must take action to change the composition of the Board of Directors, the action, in their view, that should be taken, and this as soon as possible. The Interim Chairman responded to the applications that the Board of Directors intends to hold a proper process to choose candidates for the Company’s Board of Directors, to be elected at the forthcoming annual general meeting. (On the appointment of an appointments committee by the Board of Directors to formulate criteria, find candidates and make recommendations to the Board of Directors about the list of candidates to be nominated by the Board of Directors to the Company’s Board of Directors, see Section 1.1.4).

On March 6, 2018, the Company received another letter (from Entropy, in the name of the Company’s institutional shareholders who hold 6.5% of the Company’s share capital) demanding to convene a special shareholders meeting under the provisions of Section 63(B) of the Companies Law, and that the agenda of which would include the appointment of 3 additional external directors to the Company, with appended a list of 6 candidates to be nominated to the general meeting. On March 22, 2018 the Company issued a notice convening of a general meeting that includes this matter, among others, on the agenda.

On this, see also Immediate Reports filed by the Company on January 17, 2018, January 28, 2018, January 30, 2018, February 7, 2018, March 7, 2018, and March 23, 2018 included here by way of reference.

1.1.4	Organizational structure - Bezeq Group

On September 4, 2007, the Company’s Board of Directors resolved, in accordance with Section 50(A) of the Companies Law and Articles 119 and 121.1 of the Company’s articles, that the powers of the CEO with respect to corporations held directly or indirectly by the Company (including Pelephone, Bezeq International, DBS, Walla and Bezeq Online) will be transferred to the Board of Directors, and the Board of Directors and the Board passed resolutions for the purpose of implementing this resolution.

On March 22, 2017, the Board of Directors approved an expansion of the Group’s headquarters (HQ). HQ will assist the Board of Directors in implementing the tasks involved in setting out the strategy and oversight conferred upon it according to the Companies Law, and also in exercising certain performance and management powers stemming from assuming these powers with respect to the activity of the subsidiaries and activities that may be absorbed by the Company in the future, insofar as they are absorbed, within the context of mergers and acquisitions. This includes a decision to appoint a director of strategy and business development for the Group and the appointment of a legal advisor for the Group’s HQ. As a result, on matters pertaining to the entire Group, to the consolidated financial statements, and to the subsidiaries, the Group’s CFO reports to the Board of Directors, whereas on matters pertaining to the Group’s domestic fixed line communications activity he reports to the CEO. The head of the security unit also reports to the Board of Directors on matters pertaining to the entire Group and the subsidiaries. HQ also includes the Internal Auditor and the Group’s Corporate Secretary and Internal Compliance Officer, who report to the Chairman of the Board.

[2]	Elliot Advisors (UK) Limited (“Elliott”) claiming that together with the funds it advises, Elliot holds “an economic interest of 4.8% in the Company”, and Entropy Corporate Governance Consulting Ltd. (“Entropy”), in the name of financial institutions which together hold 3.5% of the Company’s share capital.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

Diagram of the Group’s organizational structure (including significant subsidiaries only) at the date of publication of the report:

(1)	For a diagram of Pelephone’s organizational structure, see Section 3.9.
(2)	For a diagram of DBS’s organizational structure, see Section 5.11.
(3)	For a diagram of Bezeq International’s organizational structure, see Section 4.8.
(4)	For a diagram of Bezeq (Fixed Line) organizational structure, see Section 2.9.

Composition of the Company’s Board of Directors

In preparation for the annual general meeting of the Company’s shareholders, the agenda of which includes, among other things, the election of directors for the Company, the Board of Directors appointed an appointments committee to formulate criteria for finding candidates and recommending to the Board a list of possible candidates put forward by the Board of Directors. The Appointments Committee was assisted by a professional company in this field (Emda, a specialist in executive recruitment and management consulting, the representatives of Korn Ferry in Israel). On March 22, 2018 the Company published notice of convening of an annual and special general meeting, the agenda of which includes, among other things, a decision about the composition of the Board of Directors and number of Board members, and the appointment of directors. The Board of Directors proposed that the general meeting appoint ten directors, in addition to the three incumbent external directors serving on the Company’s Board of Directors, so that the Board of Directors will consist of a total of 13 directors. These ten candidates will include: one director from among the Company’s employees, two independent directors to be elected and recommended by the Company’s Board of Directors after receiving the recommendation of the Appointments Committee; two external directors who will be elected from a list of 8 candidates, two of who will be elected and recommended by the Company’s Board of Directors after receiving the recommendation of the Appointments Committee, six of whom were candidates recommended by Entropy; and five other directors (who are not external directors and are not necessarily independent directors nominated by the Company’s controlling shareholder and were included in the list of proposed candidates, following a review by the Appointments Committee that they satisfy the defined criteria). In addition, the notice of convening of the general meeting included a second alternative that was brought to the general meeting under the item regarding the composition of the Board of Directors and the number of Board members, which included a recommendation stemming from Entropy’s letter dated March 6, 2018, as can be seen in section 1.1.3, which is to appoint 12 directors in addition to the three external directors serving on the Company’s Board of Directors, so that the Board of Directors will consist of a total of 15 directors. The twelve candidates, according to this alternative, will include in addition to the ten foregoing directors, an additional external director (to also be elected from the foregoing list of 8 candidates) and one additional director (who is not an external director and not necessarily an independent director) who will be recommended by the controlling shareholder of the Company.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

On March 6, 2018, further to a request by the Company’s controlling shareholder, B Communications, the Board of Directors approved the appointment of Mr. Shlomo Rodav and Mr. Doron Turgeman as directors in the Company instead of Mr. Shaul Elovitch and Mr. Or Elovitch, who resigned from the Board of Directors on that date.

On this matter, see also Immediate Reports by the Company dated March 7, 2018, March 11, 2018, March 19, 2018 and March 22, 2018, included here by way of reference.

1.1.5	Mergers and acquisitions

Merger of the Company and DBS

Until March 25, 2015, the Company held 49.78% of the shares of DBS and it also owned stock options which entitled it to 8.6% of the shares of DBS and which the Company has not yet exercised. The rest of DBS shares are held by Eurocom D.B.S.3

On March 25, 2015, the Company exercised the stock options that it owned, for no payment, and on June 24, 2015 the Company completed a transaction in which it acquired all the holdings of Eurocom DBS in DBS, as well as all the shareholders’ loans that Eurocom DBS provided to DBS (NIS 1,538 million as at December 31, 2014) (“the Purchase Transaction”).

Upon completion of the transaction, the Company transferred to Eurocom DBS the cash payment for the Purchase Transaction in the amount of NIS 680 million. Upon completion of the Purchase Transaction, DBS became a wholly owned subsidiary (100%) of the Company.

Notably, under the terms of the Purchase Transaction, in addition to the cash payment of NIS 680 million, the consideration also included two additional contingent payments, as follows:

A.	One additional payment of up to NIS 200 million in accordance with the tax synergy (“First Contingent Payment”). Most of the First Contingent Payment was paid after the Company entered into a tax assessment agreement and tax decision with the Tax Authority concerning financing income, shareholders’ loans, the losses and merger of DBS (see also Section 2.14.2 and Notes 7 and 12 to the 2017 Financials).

B.	An additional payment of up to NIS 170 million in accordance with the business results of DBS in 2015-2017 (“Second Contingent Payment”). The Company paid advances on account of the Second Contingent Payment (which was not recorded as an expense in the financial statements) in the amount of NIS 119 million.

Based on the financial results of DBS for 2017, given that the final amount of the Second Contingent Payment is less than the advances that the Company paid to Eurocom DBS for that consideration, Eurocom DBS must return the difference to the Company.

[3]	A company controlled (indirectly) by Mssrs. Shaul and Yosef Elovitch, controlling shareholders of the Company.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

In view of reports about discussions that took place between companies in Eurocom Group and their creditors, in August 2017 the Company wrote to Eurocom D.B.S. (with a copy to the banks, who to the best of its knowledge are the principal creditors of Eurocom Group) asking for information about the ability of Eurocom D.B.S. to refund the aforesaid difference to the Company and with a request to be party to the discussions with Eurocom Group’s creditors, and to any move that involves a change in the collaterals or assets of Eurocom Group. Subsequently, the Company joined the proceeding to liquidate Eurocom Communications (on this matter, see Section 1.1.1). Furthermore, on January 4, 2018, the Company asked Eurocom D.B.S. to pay it within 21 days the amount of the advance on account of the Second Contingent Payment, plus interest as defined in the Agreement, and this after Eurocom DBS failed to meet the targets entitling it to this payment. Notably, the Company’s request was also sent under Section 258(1) of the Companies Ordinance [New Version], 1983, which prescribes conditions that, when satisfied, the company will be deemed insolvent and can be liquidated by the court. Subsequently, and after Eurocom DBS did not respond to the request, on January 31, 2018 the Company filed a motion for order of liquidation of Eurocom DBS in the Tel Aviv District Court, on the grounds that Eurocom D.B.S. is insolvent and that it would be right and just to liquidate the company.

According to the conditions prescribed in the Antitrust Authority’s approval, dated March 26, 2014, of the merger (according to its meaning in the Antitrust Law), between the Company and DBS, the following limitations apply with respect to the Company and DBS:4

A.	The Company and any person associated with it (in this section - “Bezeq”) will not impose any restriction on the use of fixed-line Internet infrastructure services stemming from the customer’s cumulative surfing volume, and it may not restrict or block the possibility available to a customer to make use of any service or application provided on the Internet.

B.	Bezeq will deduct amounts for providing multi-channel TV services from the payments of ISPs for connecting them to the Bezeq network

C.	Bezeq will sell and provide Internet infrastructure services and TV services under equal conditions for all Bezeq customers (the sale of Internet infrastructure services as part of a bundle will not, in itself, be considered a sale under non-equal conditions).

D.	Bezeq and DBS will cancel any exclusivity arrangements pertaining to productions that are not original productions and they shall not be party to any such exclusivity arrangements (except in relation to a third party that, on the date of the decision, has a broadcasting license). Furthermore, for two years from the date of approval of the merger (which have meanwhile passed), Bezeq will not prevent any entity (other than an entity that has a broadcasting license on the date of the decision) from acquiring rights in original productions (this rule does not apply to new productions).

The full text of the Antitrust Authority’s decision appears in an Immediate Report of the Company dated March 26, 2014, included here by way of reference.

For additional information on the foregoing in this section, see the amended Transaction Report dated March 12, 2015, included here by way of reference.

Further to the announcement by the Director General of the Ministry of Communications dated December 21, 2016 concerning “cancellation of the structural separation obligation in Bezeq Group” (on this see Section 1.7.2), on December 25, 2016, the Company and DBS signed a merger agreement (“the Merger Agreement”) so that subject to the conditions precedent set out therein and noted below, on the date of completion of the merger, and effective retroactively from the effective date of the merger (December 31, 2016), all the activity of DBS will be merged with and into the Company, for no payment, in accordance with the provisions of Section 323 of the Companies Law and under the provisions of Sections 103B and103C of the Income Tax Ordinance,5 and DBS will cease to exist as a separate legal entity, it will be dissolved without liquidation, and the Registrar of Companies will delete it from the register.

[4]	Notably, conditions similar to those listed in Sections A, B, and D were imposed on Hot Telecom Limited Partnership as part of merger approvals by the Antitrust Authority.
[5]	In the matter of a taxation decision received on September 15, 2016 by the Tax Authority, as part of a tax assessment agreement that the Company signed with the Tax Authority, which includes the Tax Authority’s preliminary approval for tax purposes for the merger of DBS with and into the Company, in accordance with the provisions of Section 103B of the Income Tax Ordinance (“the Approval”), see an Immediate Report of the Company dated September 18, 2016. Pursuant to the said announcement of the Ministry of Communications, the Company held discussions with the Tax Authority and at this stage it is agreed that closer to the time of obtaining the Ministry of Communication’s approval for the merger, its compatibility with the taxation decision will be reviewed.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

Completion of the merger is subject to compliance with the following conditions:

A.	Obtaining the approval of the Companies Registrar for the merger (merger certificate).

B.	Obtaining various regulatory approvals from the Ministry of Communications, Minister of Communications and head of the Civil Administration.

C.	Obtaining approvals from any third parties whose approval is required. If the Company’s Board of Directors believes that such approval is immaterial to completion of the merger, it may, at its discretion, waive the obtaining of any third party approval.

D.	The arrangement of any incompatibility that is found upon completion of the merger between the Deed of Trust and the debentures of DBS and fixed liens registered on a particular asset of DBS, and the Company’s financing documents, under which a commitment is in place to refrain from creating charges on the Company’s assets, lifting the financial restrictions and covenants set out in the financing agreements of YES [DBS], so that they will not apply to the merged company, and all to the Company’s satisfaction and as will be approved by the Company’s Board of Directors.[6]

The main purpose of the merger, from the business and economic perspective, is to streamline the activity and operation of the Company and DBS and consolidate them under one legal entity so as to save operating costs over time.

Subsequently, the shareholders’ loans registered in the Company’s name in the books of DBS, of which the outstanding amount, including principal and accrued interest at December 27, 2016, was NIS 389 million, were converted to equity, and the Company also made an additional investment in the capital of DBS against a premium in the amount of NIS 130 million. (Notably, previously, in September 2016, shareholders loans for NIS 5.3 billion were converted into share capital against a premium on DBS shares).

The Company continues to operate in accordance with the foregoing to advance the merger of DBS with it. On the Company’s application to the Minister of Communications dated February 6, 2018, concerning cancellation of the structural separation, see Section 1.7.2.1.

For additional information on the foregoing in this section, see Note 12.2 to the 2017 financial statements, as well as the Company’s Immediate Reports dated December 23, 2016, December 25, 2016, December 26, 2016, December 28, 2016, and December 29, 2016, included here by way of reference.

1.1.6	Investigation by the Securities Authority and Israel Police

On June 20, 2017, the Israel Securities Authority (ISA) launched a public investigation (“the Investigation”) in which, among other things, included searches and seizure of documents at the offices of the Company and DBS. According to the information received by the Company from the ISA, the Investigation concerns suspicions of offenses under the Securities Law and Penal Law, 1977, regarding transactions relating to the controlling shareholder and the transaction for the purchase of DBS shares by the Company from Eurocom DBS, transactions to provide satellite communications services between DBS and Spacecom Communications Ltd. (“Spacecom”), a company controlled by the Company’s controlling shareholder, and with respect to dealings between the Ministry of Communications and the Company.

The investigation involved the questioning of the Chairman of the Company’s Board of Directors (at the beginning of the Investigation), the CEO of the Company, the CEO and CFO of DBS, and as far as the Company is aware, other senior officers and additional senior employees in the Group (“Those Under Investigation”).

[6]	Arrangement of any incompatibility and lifting the financial restrictions and covenants - to the extent that this is necessary.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

In the course of the investigation, some of Those Under Investigation were released with certain restrictions, which include partial restrictions on contact with employees and senior officers of Bezeq Group and Eurocom as well as other restrictions. As far as the Company is aware, on November 1, 2017, the restrictions imposed on Those Under Investigation, as noted above, expired, including the restrictions imposed on the Chairman of the Company’s Board of Directors and CEO of the Company, as detailed below. Notably, the restrictions that were imposed and lifted at that time, include restrictions imposed on the Chairman of the Board including, inter alia, to refrain from dealing with matters relating to the Ministry of Communications and/or DBS, and he is also barred from being in contact with members of the Board of Directors, senior officers and employees of the Group companies. The affairs of Bezeq Group (with the exception of DBS) will be dealt with by the CEOs of those companies (excluding the CEO of the Company and CEO of DBS) and/or by the director David Granot, who was appointed Interim Chairman of the Board by the Company’s Board of Directors, further to agreements reached by the Chairman of the Board and the ISA. Moreover, restrictions were imposed on the CEO of the Company which include, inter alia, dealing with the Company’s regulatory affairs exclusively with and through the Interim Chairman of the Board, engaging in transactions with the controlling shareholders and activity with the controlling shareholder, handling the affairs of DBS (except for marketing matters relating to DBS, with and through the Company’s VP Marketing). She was also barred from making direct or indirect contact with members of the Company’s Board of Directors (excluding the Interim Chairman of the Board).

At a meeting of the Company’s Board of Directors held on November 15, 2017, the Board accepted Mr. Shaul Elovitch’s suggestion that until further notice, he does not wish to return to his position as a director and Chairman of the Board, and that Mr. David Granot should continue to serve as Interim Chairman. Mr. Shaul Elovitch returned to his position as Chairman of the Board of Directors of the Group’s subsidiaries, with the exception of DBS, until the date of his resignation from the Board of Directors of the Company and the Subsidiaries on March 6, 2018.

On November 6, 2017, the Israel Securities Authority issued a press release regarding the conclusion of the Investigation and the transfer of the Investigation file to the Tel Aviv District Attorney’s Office (Taxation and Economics). According to the notice, the ISA concluded that there is prima facie evidence establishing the involvement of the main suspects in the case on offenses of: (1) fraudulently receiving funds in connection with the entitlement of the Company’s controlling shareholder to a consideration of NIS 170 million as part of the transaction for the Company’s purchase of DBS shares from the Company’s controlling shareholder, a consideration contingent on certain targets to be met by DBS; (2) leaking material from the independent committee of the Company’s Board of Directors that was required to examine interested party transactions (the transaction for the acquisition of DBS shares by the Company and the transaction between DBS and Spacecom for the purchase of satellite segments for DBS) to the Company’s controlling shareholder and his associates; and (3) promoting the Company’s interests in the Ministry of Communications, in violation of the Penal Code, 1977, and Securities Law. The notice further stated that the Investigation file was transferred of the to the District Attorney’s Office and that the District Attorney’s Office is authorized to decide on the continued handling of the case. Notably, in this context, on November 20, 2017, the Company and DBS received a letter informing them of the suspicions against them, whereby the investigation file relating to the investigation of the Company and DBS had been submitted to the District Attorney’s Office for review.

Further to the opening of the investigation, several legal proceedings were initiated against the Company, its senior officers and companies in the group that holds the controlling interest in the Company, including motions for certification of class actions and motions for discovery of documents before submitting a motion for certification of a derivative claim. For information about these proceedings, see Section 2.18.

Additionally, in a joint press release issued on February 18, 2018, the ISA and Israel Police announced that in light of evidence found by the ISA during its investigation, which raised suspicion of additional offenses, on that date a new joint investigation was opened by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433, ("the New Investigation") in which a number of suspects were arrested, including senior Bezeq Group executives. In this context, since that date the remand of Mr. Shaul Elovitch, the former director and controlling shareholder in the Company, was extended several times (until he was released on March 4, 2018 under restrictive conditions which include being placed under house arrest until March 13, 2018, he is barred from entering Bezeq Group’s offices for 45 days, and he must not contact the other parties in the investigated affair on related matters for 90 days), as well as that of Mr. Or Elovitch, a former director in the Company, Ms. Stella Handler, CEO of the Company, and Mr. Amikam Shorer, the Group’s Chief Strategy and Corporate Development Officer (all until February 26, 2018, when they were released under restrictive conditions). The key restrictions regarding the Company’s CEO are: she was placed under house arrest until March 4, 2018, she is barred from entering Bezeq Group’s offices for 30 days, and she must not contact any of the other parties in the investigated affair on related matters for 45 days. As far as the Company is aware, and as emerges from the court’s decisions, the officers are suspected, together with others, of offenses of fraud, administrative offenses, obstruction of justice, bribery, offenses under the Securities Law, deception and breach of trust in a company, and some of them are also suspected of offenses under the Prohibition on Money Laundering Law, 2000.

A-9

Chapter A (Description of Company Operations) to the periodic Report for 2017

For information on this matter, see also immediate reports of the Company dated June 20, 22 and 23, 2017, and July 11, 14 and 23, September 18, 2017 and November 6, 2017, as well as February 18, 20, 22, 24, 27, and March 4, 2018, included here by way of reference.

The Company does not have complete information about the investigations described in this section, their content, nor the material and evidence in the possession of the statutory authorities on this matter. Furthermore, in view of the provisions of Israeli law and concern of obstructing the investigation proceedings, at this stage the Company must refrain from conducting any examinations relating to matters that arose in the course of those investigations. This limits the Company’s ability to operate, including in connection with performing audit activity and reviews for the purpose of publishing the Company’s reports. Accordingly, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and its officers, on the assessment of the internal controls of the Company, on the financial statements and on the estimates used in the preparation of these financial statements, if any.

1.2	Segments of operation

The Group has four main segments of operation which correspond with the corporate division among the Group companies and report as business segments in the Company's consolidated financial statements (see also Note 27 to the 2017 Financials):

1.2.1	The Company – Fixed-line domestic communications

This segment consists primarily of the Company’s operation as a Domestic Carrier, including telephony services, Internet infrastructure and access services (and including wholesale BSA service), transmission and data communications services and wholesale service for use of the Company’s physical infrastructures. The Company's activities in the domestic fixed-line segment are described in Section 2 of this report.

1.2.2	Pelephone – Cellular communications

Cellular communications, marketing of terminal equipment, installation, operation and maintenance of cellular communication equipment and systems. Pelephone's operations are described in Section 3 of this report.

1.2.3	Bezeq International – international communications, Internet and NEP services

Internet access services (ISP), international communication services and NEP services. Bezeq International's operations are described in Section 4.

1.2.4	DBS – Multi-channel television

Multi-channel digital satellite television broadcasting services for subscribers (DBS) and the provision of value added services for subscribers. DBS's operations are described in Section 5 of this report.

Notably, in addition, the Company's consolidated financial statements include an "Others" segment, which covers mainly Internet-related content and trading, (through Walla!, WallaShops, and other websites), and customer call center services (through Bezeq Online). The “Others” segment is not material at the Group level.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.3	Investments in the Company's capital and transactions in its shares

1.3.1	On February 2, 2016, the Company received notice from B Tikshoret whereby on that date it completed the sale of 115,500,000 ordinary NIS 1 par value shares of the Company (which on that date constituted 4.18% of the Company’s issued and paid-up share capital) at a price of 850 agorot per share (in this section: “the Shares”).

B Tikshoret informed the Company that the sale took place in accordance with the provisions of Section 3(a3) of the Communications Order, by way of an agreement to sell the shares through a distribution agent7 (as this term is defined in the Communications Order), which entered into agreement with third parties to sell them the shares in off-the-floor transactions.

After completing the sale process, B Tikshoret and B Communications together hold 26.34% of the Company’s issued and paid-up share capital.

As reported by B Communications, on October 25, 2016, B Communications made early repayment of the debentures (dollar series 144A) where to secure their repayment most of its holdings in the Company (and that were held through B Tikshoret) were pledged. Following the said repayment, the pledge on B Communications’ shares in the Company was lifted.

On this matter, see also Section 1.7.6.3.

1.3.2	On a creditors arrangement in Eurocom Communications, see Section 1.1.2.

1.4	Dividend Distribution

1.4.1	Dividend policy

On March 6, 2018 the Company’s Board of Directors resolved to revise its dividend distribution policy so that the Company will distribute to its shareholders, every six months, a dividend of 70% of the semi-annual profits (after tax) based on the Company’s consolidated financial statements, and this as of the forthcoming distribution. Implementation of the dividend distribution is subject to the provisions of any law, including the distribution tests prescribed in the Companies Law and the Company's Board of Directors assessment of the Company’s ability to meet its existing and expected liabilities, and all while taking into consideration the projected cash flows, the Company’s needs and liabilities, cash balances, plans and status as these may be from time to time and subject to the approval of the general meeting of the Company’s shareholders with respect to each specific distribution, and this as set out in the Company's articles of association.

It should be noted that, in accordance with the resolution of the Company's Board of Directors on that date, the capital gains from the sale of the Sakia property (see section 2.7.4.4) (the “Sakia Gains”), if recognized in 2018, will not be distributed in 2018 unless the full consideration from the transaction is received in cash during the course of the year. Furthermore, the Company's Board of Directors may decide to distribute a dividend with regard to the Sakia Gains at a later date, according to the circumstances and subject to any law.

For information regarding this matter, see also the Company’s Immediate Report dated March 7, 2018, included in this Report by way reference.

1.4.2	Distribution of a dividend

For further information concerning the Company’s distributions in 2016-2017 and the recommendation of the Company's Board of Directors dated March 28, 2018 to the general meeting concerning the distribution of a dividend, see Note 20.2 to the 2017 financial statements.

Outstanding, distributable profits at the report date NIS 526 million (surpluses accumulated over the last two years, after subtracting previous distributions).

[7]	Section 3(a3)(3) of the Communications Order refers to: “A sale or private placement to one or more distribution agents (as they are defined in the Communications Order), provided that the purchase is not made for themselves or for entities in their control or entities that control them, and that they undertook not to sell means of control at such rate, as a result of which one or more of the buyers will hold a percentage that must be approved under the Communications Order, unless the buyer has a permit to do so under the Order ...”.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.5	Financial Information regarding the Group’s Areas of Operations

All the figures noted in sections 1.5.1 through 1.5.4 are in NIS millions

1.5.1	2017

	Domestic fixed-line communication	MRT cellular communications	International telecommunication, internet and NEP services	Multi-Channel Television	Others	Adjustments to consolidated (2)	Consolidated
Total Revenues:
From externals	3,953	2,500	1,466	1,650	220	-	9,789
From the Company's other segments of operation	291	46	71	-	17	(425)	-
Total revenues	4,244	2,546	1,537	1,650	237	(425)	9,789
Total attributed costs:
Variable costs attributed to the operating segment (1)	690	1,319	805	626	179
Fixed costs attributed to the operating segment (1)	1,583	1,155	559	860	78
Total costs	2,273	2,474	1,364	1,486	258	(176)	7,679
Costs not constituting revenues in another area of operation	2,197	2,362	1,144	1,477	250	249	7,679
Costs constituting revenues from other areas of operation	76	112	220	9	8	(425)	-
Total costs	2,273	2,474	1,364	1,486	258	(176)	7,679
Profit from regular operations attributable to the Company's controlling shareholders	1,971	72	174	163	(20)	(250)	2,210
Total assets attributable to operations as at December 31, 2017	9,086	3,271	1,210	1,502	178	1,602	16,849
Total liabilities attributable to the operating segment as at December 31, 2017	13,901	536	410	1,154	54	1,350	14,705

(1)	Group companies that are service providers (as opposed to manufacturing companies) do not have a dedicated costing system that distinguishes between fixed and variable costs. The foregoing division is for reporting purposes alone. Variable costs are costs over which have companies management and control flexibility in short term and that have a direct effect on output, compared with fixed costs that are not flexible in the short term and do not directly affect output (in this matter, with regard to the definition of fixed and variable costs, it is hereby clarified that “short term” means a period of up to one year).
(2)	Details of the nature of the adjustments to the consolidated – transactions between operating segments.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.5.2	2016

	Domestic fixed-line communication	MRT cellular communications	International telecommunication, internet and NEP services	Multi-Channel Television	Others	Adjustments to consolidated (2)	Consolidated
Total Revenues:
From externals	4,063	2,587	1,478	1,745	198	-	10,071
From the Company's other segments of operation	320	43	70	-	20	(440)	13
Total revenues	4,383	2,630	1,548	1,745	218	(440)	10,084
Total attributed costs:
Variable costs attributed to the operating segment (1)	575	1,421	817	593	179
Fixed costs attributed to the operating segment (1)	1,732	1,177	555	888	73
Total costs	2,307	2,598	1,372	1,481	252	(247)	7,763
Costs not constituting revenues in another area of operation	2,243	2,437	1,161	1,471	245	193	7,750
Costs constituting revenues from other areas of operation	64	161	211	10	7	(440)	13
Total costs	2,307	2,598	1,372	1,481	252	(247)	7,763
Profit from regular operations attributable to the Company's controlling shareholders	2,076	32	176	264	(34)	(193)	2,321
Total assets attributable to operations as at December 31, 2016	7,111	3,294	1,188	2,026	204	2,124	15,947
Total liabilities attributable to the operating segment as at December 31, 2016	11,988	569	380	1,434	104	(730)	13,744

(1)	Group companies that are service providers (as opposed to manufacturing companies) do not have a dedicated costing system that distinguishes between fixed and variable costs. The foregoing division is for reporting purposes alone. Variable costs are costs over which have companies management and control flexibility in short term and that have a direct effect on output, compared with fixed costs that are not flexible in the short term and do not directly affect output (in this matter, with regard to the definition of fixed and variable costs, it is hereby clarified that “short term” means a period of up to one year).
(2)	Details of the nature of the adjustments to the consolidated – transactions between operating segments.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.5.3	2015

	Domestic fixed-line communication	MRT cellular communications	International telecommunication, internet and NEP services	Multi-Channel Television	Others	Adjustments to consolidated (2)	Consolidated
Total Revenues:
From externals	4,122	2,831	1,485	1,774	197	(440)	9,969
From the Company's other segments of operation	285	59	93	-	24	(445)	16
Total revenues	4,407	2,890	1,578	1,774	221	(885)	9,985
Total attributed costs:
Variable costs attributed to the operating segment (1)	522	1,469	837	606	174
Fixed costs attributed to the operating segment (1)	1,737	1,264	501	918	63
Total costs	2,259	2,733	1,338	1,524	237	(676)	7,415
Costs not constituting revenues in another area of operation	2,181	2,540	1,177	1,507	230	(233)	7,402
Costs constituting revenues from other areas of operation	78	193	161	17	7	(443)	13
Total costs	2,259	2,733	1,338	1,524	237	(676)	7,415
Profit from regular operations attributable to the Company's controlling shareholders	2,148	157	240	220	(15)	(180)	2,570
Profit from regular operations attributable to non-controlling interests	-	-	-	30	-	(30)	-
Total assets attributable to operations as at December 31, 2015	7,311	3,269	1,170	1,667	676	2,586	16,679
Total liabilities attributable to the operating segment as at December 31, 2015	12,117	513	343	6,685	104	(5,494)	14,268

(1)	See Note (1) to the table in section 1.5.1.
(2)	Details of the nature of the adjustments to the consolidated – transactions between operating segments and transactions in the multi-channel television segment in the first quarter (prior to gaining control and consolidation of DBS).

For explanation concerning developments in the financial data presented in sections 1.5.1 through 1.5.3, see section 1 of the Board of Directors Report on the State of the Company's Affairs (“Directors’ Report”).

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.5.4	Highlights of the operating results and figures

Breakdown of figures regarding the results of each of the Company’s main segments of operation in 2016 and 2017

1.5.4.1	Bezeq Fixed-Line (operations of the Company as domestic carrier)

	2017	2016	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	4,244	4,383	1,047	1,061	1,058	1,078	1,082	1,089	1,100	1,112
Operating profit (NIS million)	1,971	2,076	470	492	496	513	481	519	540	536
Depreciation and amortization (NIS million)	728	717	185	186	177	180	161	188	185	183
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million) (1)	2,699	2,793	655	678	673	693	642	707	725	719
Net profit (NIS million)	1,172	1,232	260	276	317	319	235	343	326	328
Cash flow from current activities (NIS million)	2,225	2,064	587	573	465	600	482	526	517	539
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	825	834	226	170	219	210	205	207	227	195
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	94	132	22	46	16	10	15	22	54	41
Free cash flow (NIS million) (2)	1,494	1,362	383	449	262	400	292	341	344	385
Number of active subscriber lines at the end of the period (in thousands) (3) (8)	1,916	2,010	1,916	1,942	1,961	1,986	2,010	2,031	2,050	2,068
Average monthly revenue per line (NIS) (ARPL) (4) (8)	54	57	53	54	54	56	55	57	57	58
No. of outgoing use minutes (millions)	4,475	5,006	1,068	1,132	1,098	1,177	1,136	1,297	1,257	1,316
No. of incoming use minutes (millions)	4,972	5,297	1,205	1,266	1,220	1,281	1,252	1,383	1,314	1,348
Number of internet lines at the end of the period (in thousands) (7)	1,635	1,558	1,635	1,608	1,593	1,580	1,558	1,539	1,521	1,503
The number of which are provided as wholesale at the end of the period - (in thousands) (7)	532	377	532	484	444	414	377	347	323	290
Average monthly revenue per Internet subscriber (NIS) – retail (8)	90	89	92	90	90	90	90	88	90	90
Average broadband speed per Internet subscriber - retail (Mbps)(5)	51.5	43.4	51.5	49.5	47.2	45.1	43.4	41.8	40.2	38.9
Telephony churn rate (6)	9.8%	10.2%	2.4%	2.3%	2.4%	2.7%	2.4%	2.6%	2.4%	2.8%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.

(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.

(8)	As of the 2017 Periodic Report the Company’s revenues have been reclassified so that certain revenues are now classified under the Cloud and Digital category (for information regarding this matter see section 2.2.5). Accordingly, retroactive amendments were made to these items (number of active subscriber lines, average monthly revenue per line and internet subscribers).

A-16

Chapter A (Description of Company Operations) to the periodic Report for 2017

1.5.4.2	Pelephone

	2017	2016	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenue from services (NIS million)	1,782	1,818	437	461	449	435	439	468	456	455
Revenue from sale of terminal equipment (NIS million)	764	812	214	174	183	193	213	181	202	216
Total revenue (NIS million)	2,546	2,630	651	635	632	628	652	649	658	671
Operating profit (NIS million)	72	32	15	22	30	5	(4)	27	8	1
Depreciation and amortization (NIS million)	383	380	90	100	99	94	89	92	95	104
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million) (1)	455	412	105	122	129	99	85	119	103	105
Net profit (NIS million)	95	61	21	24	34	16	3	32	13	13
Cash flow from current activities (NIS million)	605	582	86	209	193	117	65	152	180	185
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	309	241	76	78	82	73	63	64	63	51
Free cash flow (in NIS million) (1)	296	341	10	131	111	44	2	88	117	134
Number of subscribers at the end of the period (thousands) (2) (5)	2,525	2,402	2,525	2,475	2,410	2,430	2,402	2,348	2,260	2,692
Average monthly revenue per subscriber (NIS) (ARPU) (3)(6)	61	63	58	63	61	60	62	68	68	57
Churn rate (4)	28.2%	23.7%	6.9%	7.1%	6.3%	7.9%	6.3%	6.1%	6.2%	5.2%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).
(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.
(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period. The churn rate as from Q2 2017 does not include the effect of the writing off of 83,000 CDMA subscribers when the network was closed down, and in Q2 2016 it does not include the writing off of CDMA subscribers as noted in note 6.
(5)	On June 28, 2017, Pelephone discontinued operation of the CDMA network, as a result of which 83,000 subscribers ceased to receive service and were written off the subscriber listings.
(6)	In Q2 2016, Pelephone wrote off 499,000 CDMA subscribers. The effect of writing off the CDMA subscribers led to an increase of NIS 11 in Pelephone’s average ARPU in every quarter as from Q2 2016.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.5.4.3	Bezeq International

	2017	2016	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	1,537	1,548	379	367	407	384	392	384	377	395
Operating profit (NIS million)	174	176	41	39	45	49	47	45	47	37
Depreciation and amortization (NIS million)	135	137	35	34	33	33	34	35	35	33
Operating profit before depreciation (EBITDA) (NIS millions)	309	313	76	73	78	82	81	80	82	70
Net profit (NIS million)	127	125	31	27	33	36	33	33	33	26
Cash flow from current activities (NIS million)	277	269	82	74	69	52	86	65	69	49
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million) (2)	139	119	35	29	46	29	25	24	33	37
Free cash flow (NIS million) (1)	138	150	47	45	23	23	61	41	36	12
Churn rate (3)	23.4%	20.4%	6.8%	6.3%	5.0%	5.3%	5.2%	5.5%	4.5%	5.2%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	The item also includes long-term investments in assets.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.5.4.4	DBS

	2017	2016	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	1,650	1,745	404	406	416	424	438	434	434	439
Operating profit (NIS million)	163	264	27	35	49	52	68	62	77	57
Depreciation and amortization (NIS million)	285	296	72	72	71	70	71	75	74	76
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million) (1)	448	560	99	107	120	122	139	137	151	133
Net profit (loss) (NIS million)	(244)	68	11	(123)	(151)	19	395	(142)	(114)	(71)
Cash flow from current activities (NIS million)	430	629	95	115	169	51	207	154	110	158
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	234	208	53	69	52	60	41	50	58	59
Free cash flow (NIS million) (1)	196	421	42	46	117	(9)	166	104	52	99
Number of subscribers (at the end of the period, in thousands) (2)	587	614	587	597	603	608	614	618	623	629
Average monthly revenue per subscriber (ARPU) (NIS)(3)	228	233	226	226	229	232	237	233	231	231
Churn rate (4)	18.8%	15.9%	5.9%	4.8%	3.8%	4.3%	3.6%	4.5%	3.6%	4.2%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber - a single household or small business customer. In the case of a business customer with multiple reception points or a large number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer. The number of subscribers was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.
(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers.
(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.6	Group forecast

Based on the information that is currently known to Bezeq Group, the forecast for 2018 is as follows:

̶	Net profit attributable to shareholders is expected to be NIS 1 billion.

̶	EBITDA is expected to be NIS 3.9 billion[8].

̶	The Group’s free cash flow[9] is expected to be NIS 1.5 billion.

These projected data include the effect of early implementation of IFRS 16 as from January 1, 2018 of NIS 400 million on EBITDA and a negligible amount on the net profit (see Note 3.17.2 to the 2017 financial statements).

The projected data do not include the effect of the disposal of the Company's rights in the Sakia real estate property (see section 2.7.4.4 and Note 18.8 to the 2017 Financial Statements), which are subject to compliance with various conditions regarding the disposal of the property. The actual results may differ from these assessments, depending on the date on which the capital gain for the sale of the property is recorded, the final amount of the capital gain, which depends on the amounts of the fees and levies applicable to the Company regarding the sale of the property.

The Company's forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company's estimates, assumptions and expectations, including that the forecasts do not include the effects, if any, of the provision for early retirement of employees and/or the signing of collective labor agreements in the Group and cancellation of the Group’s structural separation, including the effects of the merger with DBS and everything involved (see Section 1.7.2). The Group's forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group's ability to implement its plans in 2018 and taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, and so forth, or if one or more of the risk factors listed in Sections 2.20, 3.19, 4.15 and 5.19 materializes.

1.7	General environment and influence of external factors on the Group's activities

The communications industry around the world and in Israel is characterized by rapid development and frequent changes in technologies, the business structure of the industry and applicable regulation. Below is a description of the main trends and central characteristics of the communications industry in recent years, which have significantly affected the operations of the Group as a whole.

The competition in the communications industry is fierce, particularly due to the large number of cellular telephony operators, which has brought down prices, increased customer switching and led to a decline in the use of fixed-line telephony minutes and higher churn rates (including many customers without a fixed line at home), which in turn has affected the Group’s results. Following widespread penetration of free applications, there has been a decrease in the volume of cellular minutes and transmission of text messages. Competition has increased in the television services segment by over the top (OTT) streaming television content services (VOD services and linear channels) and receiving "Idan+" channels, which are not subject to regulatory supervision and the same liabilities as those of the multi-channel broadcast providers. Implementation of the wholesale market (see Section 1.7.3) has also intensified competition in the Internet service packages and deepening implementation of the wholesale services may lead to even fiercer competition and customer switching. Competition is also escalating by rival communications groups developing independent infrastructures, operating in the passive wholesale market and participating in relevant tenders. To reduce the impact on performance, the Group Companies are introducing streamlining and other measures to improve the services they provide and differentiate themselves from their competitors.

Considering the diversity of the Group's communication operations, regulatory developments could, in certain cases, have different effects (and even in opposite directions) on different areas of operation in the Group, meaning that changes in regulation that adversely affect one area, could potentially have a positive effect on another area. In certain cases, opposing effects on the areas of operation might be offset one against the other at the Group level.

[8]	For a definition of EBITDA, see note (1) to the table in Section 1.5.4.1
[9]	In this regard, free cash flow - cash from operating activities less cash for the purchase/sale of net property, plant and equipment, and intangible assets.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.7.1	Communications groups in the Israeli market

The market is recently characterized by competition among communications groups operating in parallel in several segments (fixed-line and cellular telephony, fixed-line and cellular internet services, multi-channel television and international calls)10 with the aim of providing a comprehensive solution for the all of the customer’s communications requirements, as follows:

1.7.1.1	Cellcom Group - to the best of the Company's knowledge, Cellcom Group provides cellular telephony services, fixed-line telephony on its own infrastructure, transmission and data communication services for business customers through Cellcom's own transmission network, ISP services, end-to-end ISP service packages, wholesale service-based internet infrastructure, international telecommunication services, fixed-line telephony services using VoB technology, an internet-based television (OTT) service which includes VOD services, several linear channels, and integration of "Idan+" channels. Cellcom is also deploying independent infrastructures and using the Company’s infrastructures in the wholesale market.

1.7.1.2	Partner Group - to the best of the Company's knowledge, Partner Group provides cellular telephony services, transmission and data-communications services, ISP services, end-to-end ISP service packages, wholesale service-based Internet infrastructure, fixed-line telephony services using VoB technology, and Internet-based television (OTT) services. Partner is also deploying independent infrastructures and using the Company’s infrastructures in the wholesale market.

1.7.1.3	HOT Group - to the best of the Company's knowledge, Hot Group owns a nationwide cable infrastructure and provides multi-channel television services, cellular telephony services, fixed-line telephony services, internet infrastructure, transmission and data communications services, and IPS services. Certain structural separation restrictions were imposed on Hot Group and specific restrictions on marketing joint service bundles that include ISP services.

1.7.1.4	Network sharing agreements - for information regarding network sharing agreements between some of the cellular operators, see Section 3.6.2.

1.7.1.5	It is noted that competitors that do not belong to the above communications group (such as Golan Telecom, MVNO cellular operators, international operators and ISPs, including service providers in the wholesale market) also operate in the market.

The competition between the communications groups is reflected by increased use of service bundles (including various combinations of several different communication services). Communications groups market or may in future market "joint" service bundles consisting of different communication services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers more attractive tariffs than purchasing each service separately (in some cases with "cross-subsidization" among the bundle's components), and a comprehensive solution that does away with the need to contract with several different providers simultaneously. These trends were reinforced with implementation of a wholesale BSA service (see Section 1.7.3.2), which allows operators that do not own infrastructure and those that are not part of a communications group to offer a full end-to-end service bundle (including infrastructure) to their customers.

Unlike the other groups, at the date of this report, Bezeq Group is subject to the stricter restrictions described below.

Provision of comprehensive services that meet a range of needs for the customer has become easier due to the technological unity trend (see Section 2.1.4), regulatory changes, and the transition to regulation through a consolidated business license that was granted to different communications operators, as part of which different communication services that in the past required separate licenses may be provided under the same license.

[10]	In this regard, a group is characterized by proximity arising from the identity of shareholders, even though in some of the groups there is corporate, accounting or marketing segregation between the entities belonging to the Group.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.7.2	Activities of Bezeq Group as a communications group and the structural separation restriction

As of the report date, the Group is subject to a number of regulatory restrictions relating to the formation of joint ventures among the Group Companies.

1.7.2.1	Structural separation

A)	Structure separation obligation - the Communications Law grants the minister the authority to order accounting separation between different services provided by the same group/company and to demand separate companies for the provision of different services, including separation between rendering of services to a license holder and services rendered to a subscriber, and provisions regarding implementation of the separation.

The Company's domestic carrier license stipulates that it must maintain structural separation between itself and its subsidiaries11. This requires, inter alia, the management of the companies to be fully segregated.

The structural separation restrictions place the Group in an inferior competitive position, which is worsening over time compared with other communications groups that are not subject to such far-reaching limitations and compared with the option for the operators to provide end-to-end services to subscribers using wholesale services, mainly BSA. These structural separation restrictions also give rise to high management overheads.

B)	Cancellation of structural separation - in the Company’s opinion, many of the conditions for cancellation of structural separation set out in the policy document dated May 2, 2012 concerning expansion of competition in the fixed-line communication whole sale market segment (“Policy Document”) (see also Section 1.7.3.1) were met several months ago, inter alia, because many companies operate in the internet-based television service segment following the launch on February 17, 2015 of a broadband wholesale market, in which various service providers offer end-to-end broadband services on the Company's infrastructure to over a half a million customers, and in view of the fact that there is fierce competition in the cellular service segment.

To the best of the Company’s knowledge, the Ministry of Communications appointed a team that includes Ministry of Finance representatives, that is charged with advancing the cancellation of the structural separation.

On February 6, 2018, the Company sent the Ministry of Communications a letter indicating that it cannot to accept the continued procrastination in dealing with this issue and requesting his urgent intervention in canceling the structural separation between it and each of its subsidiaries immediately.

1.7.2.2	Marketing of joint service bundles with a subsidiary for easing of the structural separation restriction

The Company was permitted to offer subscribers joint service bundles with its subsidiaries, subject to approvals by the Ministry of Communications and several terms laid down in the Domestic Carrier license, including:

·	The bundles must be "unbundleable", meaning that a service included in them will be offered separately and on the same terms.

·	At the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a subscriber as a package by a license-holder who is not a subsidiary of the Company, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

·	Joint service bundles marketed by the subsidiaries including the services of the Company, are also subject, according to their licenses, to similar limitations, including a requirement for unbundling (except for a bundle marketed by a subsidiary that contains only the Company's Internet infrastructure service).

[11]	Pelephone, Bezeq International, DBS and Bezeq Online.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

These limitations, and in particular the unbundling obligation, which severely limits the Group's ability to offer discounts on the components of the bundle, puts the Group in a competitively inferior position as compared to the competing communication groups which are not subject to similar limitation in marketing bundles (other than a limitation on marketing a joint bundle of HOT-Net and other companies in HOT Group, as noted in Section 1.7.1). The Company's limitation is more significantly manifested with implementation of the wholesale BSA services and the option for ISPs to provide full end-to-end services (infrastructure + service provider) to customers at reduced prices compared with the "unbundleable" bundles that the Company can market. Concerning limitations on collaboration with DBS for the sale of joint service bundles under DBS's licenses, also see Section 5.15.9.

In the reporting year, the Ministry demanded changes to the format and sales agreements of the bundles (selling the Internet infrastructure service together with ISP service12) mainly transferring bundle customer information to the relevant service provider and splitting the bundle after a year, otherwise the approval granted to the Company to a market joint service bundle as set out in the license will be canceled. The Company made the change and continued (with the Ministry’s approval) to market the bundle with service providers that entered into an agreement with the Company. On March 27, 2017, the Ministry of Communications notified the Company that would not approve the Company’s request to market a joint service bundle with DBS, given that the Ministry will, in the near future, be completing several regulatory measures that will allow more complete implementation of the wholesale market reform, including regulation of telephony resell, new regulations relating to the Company’s retail tariffs, regulation of a mechanism to reduce profit margins and regulation of the conditions for marketing reverse bundles. According to the Ministry’s notice, it is therefore willing to review requests of this kind for joint service bundles which include a bundle, telephony and television, in at least six months’ time, after it has examined the effect of the above measures on the market and is certain that the Company satisfies the regulatory requirements. In its notice, the Ministry reiterated its intention to review, subject to a hearing, the cancellation of the structural separation obligation in Bezeq Group and to examine regulations that will replace the existing structural separation regime, in a manner that could affect the marketing of joint service bundles.

1.7.2.3	Further limitations on cooperative ventures and preferences between the Group Companies

There are more limitations on cooperative ventures between the Company and Group Companies, both under antitrust laws and conditions laid down by the Antitrust Commissioner in approvals of mergers between the Company and Group Companies, which prohibit discrimination in favor of Group Companies when providing certain services (see Section 2.16.7), and by power of the orders of the Company's license, which oblige it to provide its services equally to all. For further restrictions also see Section 5.15.9.

Lifting of the restrictions on structural separation and waiving the limitations applicable to cooperative ventures between the Group Companies as set out above, if lifted, may form various opportunities for the Group to utilize synergies or the facilitate utilization of such synergies.

Notably, Bezeq Group is conducting a preliminary review of certain synergetic aspects among its subsidiaries. This is only a preliminary HQ study as part of a review of a range of options. So far, no recommendations have been made or discussed.

[12]	Against the background of complaints submitted by Cellcom and Partner to the Ministry and the Antitrust Authority on the matter, and later they also filed an action by way of an opening motion for declarative relief, inter alia, in this matter (see section 2.18).

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.7.3	Regulatory oversight and changes in the regulatory environment - wholesale market

A wholesale market model has recently started being implemented in Israel, as part of which the obligation to sell wholesale services to other communications operators was imposed on owners of a country-wide fixed-line access infrastructure (the Company and HOT).

The regulatory provisions regarding the wholesale market, as well as its implementation and development in the reporting period, affect a material part of the Group's activities.

1.7.3.1	Policy document

The wholesale services were established pursuant to the policy document dated May 2, 2012 in which the Minister of Communications adopted the main recommendations of the committee appointed to review and revise the structure of Bezeq's tariffs and to set wholesale service tariffs in the telecommunications industry (Hayek Committee). The policy document states, inter alia, that owners of country-wide fixed-line access infrastructures who provide retail services, including the Company, will be obligated to sell wholesale services to holders of telecommunication licenses on a non-discriminatory basis and with no discounts for size. The document also stipulates the terms for cancellation of the structural separation (see Section 1.7.2.1B) and that within six months of publication of the Shelf Offering for the sale of wholesale services by the infrastructure owners, the Minister will take action to change to a method of oversight of the Company's prices by the setting of a maximum price and within nine months, the Ministry of Communications will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel.

Further to the policy document, the Ministry of Communications established service portfolios setting out the format for provisions of the services by the infrastructure owners. The maximum tariffs that the Company is permitted to charge for these services were determined by the Minister of Communications with the agreement of the Minister of Finance in the Communications (Telecommunications and Broadcasts) (Use of a Domestic Carrier’s Public Network) Regulations, 2014 ("the Use Regulations"). Tariffs for HOT’s wholesale services were only published on June 26, 2017. To the best of the Company’s knowledge, the volume of whole subscribers on HOT’s network is negligible.

1.7.3.2	BSA service

The Company started providing the service on February 17, 2015. This service allows service providers that do not own infrastructure to offer their customers full end-to-end internet services, including internet connectivity services and infrastructure services of the Company. Since launching of the service, hundreds of thousands of customers have switched to receiving services through these service providers. In this regard, see Sections 1.5.4.1 and 2.1.3.

In the initial period of provision of the service, the Ministry conducted an oversight proceeding at the Company, which led to imposition of NIS 8.5 million in fines. The Company paid the amount of the fines and petitioned the court against this proceeding, which was dismissed in January 2018. On March 14, 2018, Company filed an appeal against dismissal of the petition. In addition, disputes erupted between the Company and the service providers regarding implementation of the service portfolio. These disputes concern, inter alia, the payments owing to the Company for the service and division of responsibility for installation and malfunctions.

The Ministry held hearings on various issues related to implementation of this service. Some of the hearings were initiated by the Ministry for implementation of its policy, some stemmed from the above disputes regarding implementation of the service and others derived from the Company's petition to the HJC prior to launching the service (see the following Section 1.7.3.5). The results of the hearings may affect, inter alia, the service tariffs and the Company's competitive position in the market.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

The main hearings on the matter dealt, inter alia, with mechanisms for reviewing and revising the forecast for demand for the purpose of updating the wholesale market tariffs (in which a decision was made regarding reduction of the tariffs of the BSA service component), revising the service level (SLA) requirements, the procedure on the movement of customers between operators, etc.

Moreover, on August 29, 2017, the Ministry of Communications published a secondary hearing (for the hearing published on November 17, 2014), on determination of the format for reviewing a margin squeeze13 by fixed-line broadband network owners in marketing offerings, whereby it is considering allowing the infrastructure owners to conduct their own review to rule out a margin squeeze, by means of inspection tools to be approved by the Ministry (in addition to the limited advance review track). As considered, the effective tariff for the reviewed service or group of reviewed services will not be lower than the minimum price level set for marketing those services examined by the license holder. In the hearing, “license holder” includes the Company, Bezeq International, DBS, HOT Broadcasts, HOT Telecom and HOT Net. On November 14, 2017, the Company submitted its comments on the hearing whereby there is no reason to determine a format for examining margin squeeze, although if such format is determined, the independent inspection mechanism proposed in the hearing should be expanded. The Company believes that if the margin squeeze review format is applied, it could affect the ability of the Company and Group Companies to market bundles with respect to the timing of the offers and the prices they will be able to offer.

1.7.3.3	Wholesale service use of physical infrastructures

The service portfolio entered into entered into force on July 31, 2015 and accordingly, the Company allows suppliers without infrastructure to use its physical available-for-transfer communication cable infrastructure and the available dark fibers out of the Company's available optic cables, while in order to connect the service provider's infrastructure to the Company's infrastructure, the service provider must set up a passive infrastructure near the Company's passive infrastructure facility.

In a letter dated July 6, 2016, the Ministry of Communications announced its decision that the infrastructure works will be performed by the Company or several companies whose services the Company uses in exceptional cases in coordination with it, as opposed to a situation in which the service providers (or contractors on its behalf) perform the works. In this regard, it is noted that another letter clarifies that these provisions will also apply to use of the Company's infrastructure by infrastructure owners - see Section 1.7.3.4.

On October 19, 2017, the Ministry of Communications informed the Company that it must allow certain contractors to enter its infrastructures and carry out work for the service providers, instead of Company employees, and not only in exceptional cases (“the Notice”). The Company disputes the information and reasons provided in the Notice, it views them as an infringement of its property and a security exposure, and on November 9, 2017, it filed a petition in the High Court of Justice to grant an order nisi against the Ministry of Communications and its Acting Director General to repeal his foregoing decision. In the petition, the Company argues that the decision was made in breach of the duty to hold a hearing and in serious violation of its right to present arguments, and that the decision is unreasonable and disproportionate given that it will lead to chaos in the communications infrastructures, exposing them to risks without any grounds or justification. The petition was dismissed on January 29, 2018. At the publication date of the report the service providers work on the Company’s infrastructures through contractors and are in the process of regulation regarding use of the Company’s infrastructure by additional infrastructure owners as well.

For a labor dispute and sanctions of the Company’s employees in this regard, see Section 2.9.6.

Since it is a service in a completely new format, differences of opinion arise from time to time, on some of which the Ministry has decided, whereas on others, such as transfer on infrastructures that do not belong to the Company, the Ministry is yet to decide.

[13]	A situation in which the infrastructure owners lower their retail prices and "squeeze" the margin between their retail prices and wholesale price for the infrastructure inputs that are purchased by the service providers to a level that erodes the profit of the service providers, making their continued operation uneconomical.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.7.3.4	Use of the Company's physical infrastructure by infrastructure owners

In the amendment to the Communications Law, as applied in the Economic Arrangements Law, the obligation of a licensed domestic carrier to allow other licensed domestic carriers (which are not necessarily license holders without infrastructure) access to its passive infrastructure (excluding the passive infrastructure of a licensed domestic carrier owned by IEC and which it requires, for the purpose of its operations as the holder of a critical service provider license) for performance of any telecommunications operation and provision of any telecommunications service under its license. This means allowing IBC to use the Company's passive infrastructure and as from October 1, 2017 also HOT Telecom, at tariffs to be set by the Minister of Communications with the agreement of the Minister of Finance by April 1, 2018, whereas until these tariffs are set, the tariffs set in the Use Regulations will apply. Once these tariffs have been set, settling of accounts will be done between the Company and HOT Telecom only. The Company is negotiating with these infrastructure owners regarding formats for implementation of the service. At the reporting date, tariffs and an appropriate service portfolio, which is required to set out the work arrangements and sites at which infrastructures may be used, have yet to be established, whereas in the Company’s opinion, the duty applies only when the applicant for use (HOT, IBC or the Company) has no infrastructure. On February 1, 2018, the Ministry of Communications notified the Company and HOT (in response to HOT’s inquiry dated January 15, 2018, which is not in the Company’s possession) that although the service portfolio does not regulate how HOT will use the Company’s passive infrastructures, this does not derogate from the duty of a domestic operator to allow use of its infrastructures according to the provisions of the law, which do not limit (according to its clarification) the use which HOT is permitted to make only for areas in which it does not currently provide any service, and that the Company may not stipulate any such limit for granting use, unless determined otherwise. On February 5, 2018, the Company responded that its letter sent on December 10, 2017 setting out the process it intends to carry, has not be answered or mentioned at all. The Company requested that the matter be examined and that a hearing be held, and that it is awaiting an answer to be able to coordinate how to move forward with HOT.

1.7.3.5	Wholesale telephony service

On May 18, 2017, the then Acting Minister of Communications issued a decision that the Company is to provide telephony services in a resale format for a year from July 31, 2017. Provision of wholesale telephony services (at wholesale prices) on the Company’s network was postponed for the 14 months of the arrangement, when the option to extend the arrangement or turn it into a permanent arrangement will be reviewed (a recommendation on this matter will be put for a public hearing). On March 25, 2018 the Company wrote to the Ministry requesting that the Ministry extend the arrangement, at the current price and format, and that the arrangement becomes permanent. The decision is the result of a petition filed by the Company in the High Court of Justice against the Minister of Communications’ decision of November 14, 2014 regarding provision of a wholesale telephony service. The petition included claims that the service would be impossible to implement in the service portfolio format (BSA + telephony) and is unjustified. Also, with respect to reverting to the wholesale telephony service portfolio (at significantly lower tariffs than the Company’s telephony tariffs), the Company clarified that the service format in the service portfolio is impossible to implement, unjustified and contradicts the global trend. The only way that enables the Company to provide the service in the service portfolio format entails switch replacement and compelling the Company to perform a complex, disproportionate unauthorized and unjustified procedure.

The decision of May 18, 2017 also set out maximum payments for the service even before being heard, including a fixed monthly payment of NIS 16 per line and variable payment for outgoing calls of 1.6 agorot per minute of outgoing call. According to the decision, the final maximum payments will be determined after a hearing has been held and if it becomes clear in the hearing that the payments must be adjusted, the amounts will be offset retroactively from the date of the decision between the relevant operators. On June 28, 2017, the Company submitted its comments on the late hearing in which context it argued, inter alia, that there were serious defects in the calculations on which the maximum payments recommended for the service are based, and that these tariffs are lower than they should be. The Company is ready to provide the service from July 31, 2017.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

On October 29, 2017, the Company received a letter from the Acting Director General of the Ministry of Communications according to which the obligation defined in the hearing regulations with respect to both wholesale telephony service and resale telephony service refers to the provision of telephony services by a domestic carrier as separate, stand-alone services (namely - an obligation to provide telephony service even if it is not on a BSA service).

The Company believes that the service may have an adverse effect on its financial results. Nevertheless, at this stage, the Company is unable to estimate the extent of the effect since it depends on different variables, including the results of the late hearing, the marketing of the services by competitors, the volume of customer demand for calls and the price levels of alternative products currently available on the market (such as VoB services), etc. At the publication date of the report the number of customers who subscribe to the service is negligible.

On October 19, 2017, the Ministry of Communications sent the Company a final supervision report regarding implementation of a wholesale telephony service (the “Supervision Report”) (after the Company responded to an initial supervision report in June 2015) according to which the Company violated the provisions by failing to provide the wholesale telephony service on May 17, 2015. Concurrently with the Supervision Report, the Company was issued a notice whereby, after the Company was found to have violated the provisions of the Use Regulations and the Company’s license, and in accordance with the authority vested by the Communications (Telecommunications and Broadcasting) Law, 1982, the Company was notified of the intention to impose a financial sanction on the Company in the amount of NIS 11,343,800. The Notice also stated that the Company must take affirmative action to comply with the instructions of the Ministry of Communications in the matter, since the MoC is considering initiating another proceeding in the same matter. The Company submitted its arguments in writing against the intention to impose a financial sanction and against the amount of the financial sanction, according to which, inter alia, the Company did not breach its obligations and the application of the financial sanction is out of place. On February 22, 2018, the Ministry of Communications notified the Company that it requires more time to carry out further tests prior to a final decision regarding the financial sanction and that in accordance with its authority, it has decided to postpone the date of the decision until May 27, 2018.

State Comptroller’s Report dated July 12, 2017

On July 12, 2017, the State Comptroller published a report regarding the Ministry of Communications' actions to regulate the fixed-line communication segment. By its very nature, the State Comptroller's report deals with criticism of government ministries (primarily with respect to issues pertaining to the Company) and its findings are directed at those entities. It includes three reports on the following topics: Implementation of the wholesale market reform, the investment in infrastructures in the fixed-line communications segment, and structural aspects, including reference to the Ministry of Communications’ actions in connection with the cancellation of the structural/corporate separation in the Company, and the Prime Minister’s conflicts of interests in his capacity as Minister of Communications.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

1.7.4	Additional regulatory aspects relevant to the entire Group or several Group Companies

1.7.4.1	Change in interconnect tariffs

The Group’s telecom companies (the Company, Pelephone and Bezeq International) pay interconnect fees to other carriers for calls that are terminated on the networks of those carriers, and some of them (the Company and Pelephone), receive interconnect fees for calls that are terminated on their networks and from international communications operators for outgoing calls on their networks.

The interconnect fees are determined by the regulator as the maximum tariffs in the interconnection regulations. The changes in the interconnect tariffs have an offsetting effect at the Group's level, in view of their effect on the expenses or revenue of the Company and its subsidiaries.

1.7.4.2	Restriction of the exit penalty a license-holder can collect from a subscriber

Under the provisions of the Communications Law (most of which are from 2011), Holders of domestic carrier licenses, ITS licenses and broadcasting licenses (including the Company, Bezeq International, DBS and B.I.P) may not collect disconnection fees from subscribers who cancel agreements if their average monthly bill is less than NIS 5,000, or deny them a benefit that they would have received had they not ended the agreement14. Cellular operators (including Pelephone) may not collect disconnect fees from customers who hold up to 100 phone lines or condition a contract for cellular services on an agreement to purchase, rent or lease terminal equipment (“unlocking”). As a rule, these restrictions make customer retention difficult for the communications operators that are subject to them.

1.7.4.3	Non-discrimination in the offering of benefits and special tariffs

Due to different positions expressed by the Ministry of Communications in the past, communications companies may be restricted under certain circumstances in the ability to offer benefits and special tariffs to their new customers or to prevent a subscriber from switching to plans marketed to new customers. The Ministry of Communications announced its intention to hold a hearing regarding revision of the provisions of the licenses regarding price discrimination between subscribers with the trend standardizing the licenses in a manner that is also consistent with the changes and developments in the market.

1.7.4.4	Amendments of licenses and additional legislation

A)	Hearing about call center waiting times

On August 18, 2014, the Ministry of Communications published hearings for communication license holders on the subject of regulating the response at the support and call centers, including the definition of the obligations of human responses, a series of other provisions, and a memorandum to amend the Communications Law, which prescribes compensation without the need to prove loss if the response time is longer than that prescribed, and compensation for overcharge. Responses to the hearing opposing the proposed arrangements were submitted. If the proposed arrangement is approved in the format prescribed in the hearings, an increase in the operation costs of the call centers of the Group's companies is possible. On July 26, 2017, the Consumer Protection Bill, Amendment no. 55 (Professional human response on IVR systems), 2017, passed its first reading. Accordingly, the dealers listed in the Second Schedule to the Consumer Protection Law will be obligated to provide a human response after the option to choose a language on an IVR system, where the waiting time will not be more than the number of minutes that has yet to be defined and consumers will not be directed to a voice mail service. On November 21, 2017, in a meeting held by the Knesset Economic Committee on this bill amendment, it was determined that the Ministry of Communications would formulate an appropriate arrangement in the licenses of the relevant communications operators within a given time. On January 21, 2018, the Ministry sent a hearing letter regarding amendment of the licenses of the communications operators, setting out, inter alia, rules regarding routing of calls at call centers to a professional human response, binding response times and quotas, a reporting system, etc. On February 15, 2018, the Company submitted its response to this amendment, which de facto cancels the development of the existing customer service system and is disproportionate. The Company set out necessary changes to the proposed amendment and requested holding professional discussions in this regard. If the bill and/or license amendment is approved in the current format, the costs of operating the call centers of the Group’s companies are likely to increase significantly.

[14]	With regard to the operators’ claims in the hearing conducted by the Ministry of Communications in respect of this provision, that the discounts or benefits, which are prescribed in the conditions that the subscribers are required to comply with, do not violate the provisions, the Ministry decided that in any case it will examine whether the conditions are real and relevant also when the subscriber remains as the operators’ subscriber.

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B)	Amendment of licenses relative to ensure operational continuity of communication companies in emergencies

On March 1, 2015, the licenses of communications operators were amended, including those of the Company, Pelephone and B.I.P. In accordance with the amendment, the license holders must comply with minimum requirements to ensure operational continuity (a business continuity plan and network disaster recovery plan) in emergencies.

On November 1, 2016, the Ministry of Communications published a hearing for further amendments to the licenses, including provisions concerning the installation of supporting infrastructure on core sites. The Company submitted its comments to the hearing.

1.7.4.5	Consumer legislation

Changes in consumer legislation affect the operations of the Group's companies on a regular basis. Various amendments have been made in recent years to the Consumer Protection Law and regulations, inter alia, concerning the cancellation of transactions even after service has begun, disconnection from on-going services, the need for the customer to give express consent to continue transactions after the end of the specified period and sending of messages, provisions concerning a refund of charges collected from the subscribers which are not in accordance with the communication agreement plus fixed handing charges prescribed in the Law, restriction on debt collection procedures, maximum waiting time for a human response, and extension of the visiting times of technicians at the subscribers' homes. Various bills have also been tabled in the Knesset introducing further amendments to the Consumer Protection Law which may, inter alia, affect the terms of the agreement and the conduct of the Group's companies towards their subscribers.

1.7.4.6	Enforcement and financial sanctions

Over the last few years, the Communications Law, the Antitrust Law, the Securities Law and the Consumer Protection Law were amended, giving the regulators powers of enforcement, supervision and imposition of graded fines for violation of these laws or regulations and their provisions. A similar bill to amend the Protection of Privacy Law, 1981, which also includes changes in the penal part of the law, is in advanced stages of legislation. Likewise, the Law to Increase the Enforcement of Labor Laws was legislated. This legislation affects the way in which the Group's companies manage their affairs, in part with respect to concern for imposition of sanctions, their ability to protect themselves, etc.

The Ministry of Communications has recently made extensive use of the oversight powers and has issued notice of its intention to impose fines on the Company for ongoing regulatory matters as well as matters pertaining to implementation of the wholesale market. The Company submitted its comments on these oversight reports and notice of the imposition of such penalties to the Ministry. In some cases, the Ministry rejected the Company's position and imposed fines on the Company. For the fine regarding implementation of the wholesale market, see Section 1.7.3.2 and for the notice of the intention to impose a fine regarding the wholesale telephony service, see Section 1.7.3.5.

Moreover, provisions enabling administrative enforcement by means of imposing fines or an administrative warning are anchored in proposed amendment to the Telegraph Ordinance under the Economic Arrangements Bill (see Section 2.16.8).

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1.7.4.7	The Market Concentration Law

The Market Concentration Law was published in December 2013. The following is a summary of the main provisions of the law relevant to the Company:

A)	Restriction on the control of companies in a pyramid structure

The law prohibits a tier company (public traded or bond issuing companies that are a reporting entity), which is a second-tier company (a tier company whose controlling shareholder is not a tier company), from controlling another tier company. In relation to existing companies, transition provisions were prescribed whereby a second-tier company may continue to control another tier company in which it held control when the law was published, for a period of six years from the publication of the law (until December 10, 2019). Mechanisms were also prescribed allowing certain arrangements to be made to purchase shares and make early redemption of debentures offered to the public, in order to comply with the provisions of the law.

For the purpose of the law, the Company is considered a third-tier company, and accordingly, if by December 10, 2019, B Communications remains a tier company, it will not be allowed to control the Company from that date.

B)	Special provisions concerning directors in a third-tier company during the transition period

Under the law, special provisions currently apply to the Company as a third-tier company concerning the composition and appointment of Board of Directors. These provisions include a majority of the Board members must be independent directors, the external directors will be appointed by a majority of Company’s minority shareholders (who are not its controlling shareholders) and they will number half of the Board members less one, unless stipulated otherwise in statutorily authorized regulations.

Under the Regulations to Promote Competition and Reduce Concentration (Relief with Regard to the Number of External Directors), 2014, since as of the report publication date, one director who was appointed according to the proposal of the workers' union serves in the Company, the number of external directors required under the Market Concentration Law will be less than the number of directors appointed under the proposal, provided that the external directors account for at least one third of the Board members. The Company complies with the terms of the Market Concentration Law and its regulations in this matter.

C)	Restrictions on providing credit to business groups

Powers were granted to the Minister of Finance and the Governor of the Bank of Israel to promulgate regulations and provisions limiting the cumulative credit that financial institutions in Israel may give to a corporation or business group (a group of companies under joint control and their controlling shareholder).

D)	Market concentration considerations in the allocation of rights - restrictions on the allocation of rights in critical infrastructures to a highly concentrated entity

The law prescribes a special restrictive procedure that the regulator must apply prior to the allocation of rights (such as a license, franchise, contractual agreement with the state to operate a critical infrastructure and in certain circumstances also to extend existing licenses) in those areas that are defined as a “critical infrastructure” to entities that are defined as a “highly concentrated entity”. In this regard, a list of areas was defined that will be deemed “areas of critical infrastructure”, including operations for which certain communications licenses are required (domestic carriers, excluding a specialist domestic carrier (such as VoB operators and cellular operators), broadcasting licenses, and other areas. The Company, the companies that it controls and that are controlled by its controlling shareholder are included in the list published by the Antitrust Authority and are considered highly concentrated entities. The procedure prescribed in the law in relation to the allocation of a right to a highly concentrated entity will also apply to approval given for transferring the means of control in state-owned companies or companies that were previously government companies (the Company included) at the rates defined in the law, to a highly concentrated entity.

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The provisions of this chapter entered into force in December 2014, although with respect to extending the validity of existing licenses, the provisions apply from December 2017.

The law may adversely affect the Group’s ability to enter new areas of operation as well as its current operations.

1.7.5	Restrictions on creating charges on the assets of Group Companies

For convenience, below are referrals to Sections in the 2017 Periodic Report that relate to the restrictions applicable to Group Companies in placing charges on their assets, and the main restrictions:

1.7.5.1	Regulatory restrictions – the Communication Law, the Communication Order (which applies to the Company), and some of the communications licenses of Group Companies, contain restrictions on granting of rights to a third party on assets used to provide the critical service or on the assets of the license[15], as the case may be, including the need to obtain regulatory approval to create charges on these assets. In some cases, such as Pelephone's cellular operator's license, and Bezeq International's unified license, there are exceptions permitting the creation of charges in favor of banks without the need for the regulator's advanced approval, provided that the charge agreement includes instructions to ensure that the services rendered under the license will not be affected if the bank exercises the charge. In addition, under the provisions of the law and the communications licenses, the license and the resulting rights are non-transferable and cannot be pledged or confiscated (with certain exceptions). See also Sections 2.16.3.7, 3.14.2.1 and 5.15.8.

1.7.5.2	Contractual restrictions - the Company has made undertakings to certain financing entities not to pledge its assets without simultaneously creating a charge of the same class, rank and amount (negative charge) in favor of those financing entities, subject to specific exceptions. See also Note 13 to the financial statements for 2017.

1.7.6	Approvals and restrictions as part of the 2010 acquisition of control

Under the transaction to acquire the control of the Company by B Communications, which was completed in April 2010, several approvals were granted to the Company, as follows.

1.7.6.1	Ministry of Communications approval for the transaction. The approvals were made contingent to certain conditions, namely stipulating that transactions between the Eurocom Group[16] and Pelephone would be considered an exceptional transaction under Section 270(4) of the Companies Law, and in addition to the approval procedure at Pelephone, an approval procedure in the Company would be required (a similar provision was prescribed concerning the purchase of satellite end equipment by DBS from the Eurocom Group); the Eurocom Group would not transfer to Pelephone any information relating to the provision of products and services to its competitors; an employee of Eurocom Cellular Communications Ltd., would not serve as a director in Pelephone and vice versa.

[15]	The assets required to secure provision of the services by the license holder.
[16]	In this regard, Eurocom Group means all the companies controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., excluding the Company, Pelephone, Bezeq International and B.E.P Communications Solutions LP, as well as employees of Bezeq and the above companies who are not employees in other companies in the Group.

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1.7.6.2	Approval of the transaction by the Antitrust Commissioner. The approvals were made contingent to certain conditions, namely: prohibiting the Eurocom Group[17] from being involved in the establishment of commercial terms which a cellular company that acquires terminal equipment from Eurocom Cellular Communications Ltd. intends to offer to the consumer in Israel, except for the participation in the financing of sales of the cellular company.

1.7.6.3	Approval of the Prime Minister and the Minister of Communications in accordance with the provisions the Communications Law and the Communications Order, including approval for B Communications Group Companies and its controlling shareholders to control the Company (the Control Permit). The Control Permit is contingent, inter alia, to the percentage of B Communications' holding in the Company not falling below 30% ("the Minimum Percentage"), subject to a number of exceptions stated in the Communications Order.

On February 2, 2016, B Communications delivered a notice to the Company stating that according to the provisions of the law and the Control Permit, B Communications is entitled to fall below the minimum rate, subject to certain terms set out in the Communications Order, provided that B Communications Group continues to control the Company and its rate of holding in it does not fall below 25%. With regard to the sale of part of B Communications shares subsequent to such notice, see Section 1.3.

1.7.7	For a description of other regulatory developments in the Report Period and the main restrictions applicable to the Group's areas of operation, see Sections 2.16, 3.14, 4.11 and 5.15.

[17]	For this matter, Eurocom Group means all the companies controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., as well as any person related to those companies and excluding the Company and companies in which the Company holds more than 50% of the shares.

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2.	Bezeq – Domestic Fixed-Line Communications

2.1	General Information on the Operating Segment

2.1.1	Operating segment and changes occurring therein

The Company holds a general license to provide domestic fixed-line communication services and provides a range of such services as described in Section 2.2, mainly Internet access infrastructure services, domestic fixed-line telephony, transmission and data communication services, cloud and digital services and wholesale services (with regard to the wholesale services, see Section 1.7.3).

2.1.2	Legislative restrictions, standards and special constraints

2.1.2.1	Communications laws and the Company's Domestic Carrier License

The Company’s operations are subject to government regulations and extensive oversight, stemming from its position as a general license holder under the Communications Law, which are subject to the provisions of that Law, its regulations, orders and rules, and the provisions of the Domestic Carrier License, and other laws. In this respect and for the restrictions on the Company’s activity, inter alia, in respect of price setting, structural separation, permits for new services and service bundles, see Sections 1.7.2  and 2.16. For details about the regulations in the wholesale market, see Section 1.7.3.

In addition, the Company was declared a provider of critical telecommunication services under the Communications Order. Pursuant to that declaration, the Company is obliged to provide a number of basic services under the Domestic Carrier License, and may not terminate or narrow them without approval. The order also stipulates restrictions on the transfer and acquisition of means of control in the Company, and certain restrictions on the activities of the Company. For details, see Section 2.16.3.

2.1.2.2	Antitrust laws

The Company was declared a monopoly in its main areas of operation, and is also subject to oversight and restrictions under the Antitrust Law (see Section 2.16.7).

2.1.2.3	Environmental laws and planning and construction laws

Some of the activities of the Company involve the use of wireless frequencies and facilities that emit electromagnetic radiation, which are subject to the Telegraph Ordinance (see Section 2.16.8), the Non-Ionizing Radiation Law (see Section 2.15.2), and to UBP 36 and UBP 56 (see Section 2.16.9), respectively.

2.1.3	Changes in the scope of operation in the segment and its profitability, market developments and customer characteristics

For key data about the scope of operation in domestic fixed-line communications and its profitability in 2016 and 2017, see Section 1.5.4.1. The following is a description of the main changes in the scope of operation in the segment in the Report Period18:

2.1.3.1	Wholesale market - At the beginning of 2015, the Company started providing a wholesale BSA service to service providers, whereas as of the end of 2017, the number of wholesale internet lines on the Company's network was 532,000, which constitutes 33% of all Company subscribers. In this regard, it is noted that as part of these lines there are also lines which from the offset were not on the Company's network (new or from a competitor's network). The Company estimates that 23% of the fixed-line internet subscribers in Israel are part of the wholesale BSA services. Regarding hearings on the subject of provision of wholesale telephony services and wholesale services using passive infrastructure, see Section 1.7.3.

[18]	For detailed data and definitions of subscriber and average income, see the notes to the table in Section 1.5.4.1

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2.1.3.2	Fixed-line telephony - In recent years this segment has been characterized by a decline in demand, which is reflected in the decrease in the rate of ownership of fixed telephone lines and in a gradual erosion of the number of calls originating in fixed-line networks. The Company believes that this trend stems primarily from the rise in the number of cellular subscribers in view of the comprehensive call-minute packages the cellular companies market extensively in recent years and the decrease in prices in the segment (the Company estimates that 84% of all calls originate in the cellular network), and from an increase in VoIP calls (see Section 2.1.4). In 2017, the number of Company lines declined by about 4% (compared with a decline of 3% in the number of lines in 2016). Likewise, the number of call minutes (incoming and outgoing) declined by 8% on the Company's fixed telephone lines compared with 2016. The average monthly revenue per phone line decreased by approximately 3%.

Graph - Rate of households without a home telephone line19:

2.1.3.3	Internet access - in the Internet segment, a growth has been recorded in recent years in terms of number of subscribers. Moreover, the Internet segment is characterized by a rise in surfing speeds and the adoption of advanced services and value-added applications. In 2017, there was a 4% increase in the number of fixed-line internet subscribers in Israel. In 2017, against the backdrop of introduction and expansion of the wholesale internet services, the number of internet subscribers (retail and wholesale) in the Company increase by 5% compared with 2016. Average monthly revenue per internet subscriber (retail) rose by 2% compared with 2016.

[19]	The data were taken from the Central Bureau of Statistics publications (press releases, initial findings of a 2016 survey of household expenses) dated November 16, 2016 and November 12, 2017. With regard to 2017 data - the Company’s estimate is based on the Central Bureau of Statistics’ surveys from the previous.

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Graph - Internet subscribers - wholesale market since launching of the service in the first quarter of 2015 (quarterly, in thousands):

Graph - Distribution of internet lines on Bezeq infrastructure (quarterly, in thousands):

2.1.3.4	Transmission and data-communication services

The transmission and data communications segment for business customers and communications providers is characterized by a rapid increase in the customers' broadband consumption, but in general by lower prices per given volume of traffic. This stems both from development of the technology allowing greater bandwidth at lower prices than in the past, and from competition in this area (see Section 2.6.4). There is also a decline in use of the Company's transmission and data communication services by communications providers, mainly due to migration to the use of independent infrastructures of the communications providers, including as part of the wholesale market. In this regard, see Section 1.7.3.3.

2.1.3.5	Use of physical infrastructure - with regard to this wholesale service and granting competitors without infrastructure the option of using the Company's passive infrastructure, see Section 1.7.3.

2.1.3.6	Service bundles

On the increase in consumption of service bundles and packages, see Section 1.7.1 and regarding the Company's joint service bundles, see Section 1.7.2.

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2.1.4	Technological developments that may have a significant effect on the operating segment

2.1.4.1	A trend has been established in the telecommunications market with the migration to technologies based on IP protocol, which promotes technology convergence between the different communication systems (for example, telephony and data). Moreover, the penetration of integrated products that enable various communication solutions in a single device (for example, cellular and Wi-Fi services) has increased. These two, together with the growth in availability of IP-based technologies and the continuing increase in bandwidth consumption provide customers, including business customers, a broader range of applications and services on IP-based infrastructures, such as telephony services, including private exchange services, video transfer services, television, private networks, network services with enterprise applications on the internet infrastructure (ERP, CRM, etc.), and cloud services. These developments are leading to increased demand for bandwidth by the Company’s internet infrastructure, transmission and data communication services. For the deployment of fiber-optic cables and G.fast technology that allows ultra-high-speed surfing, see Section 2.7.2.

Moreover, technological changes can lead to cannibalization of services.

These developments are one of the factors that have led to the decline in the consumption of the Group's traditional fixed-line telephony services (in respect of the competition in telephony by providing services over the Company's Voice over Broadband (VoB) infrastructure, see Section 2.6.2). The capacity of cellular networks increased due to the rise in popularity of 4G services. This increase along with technological improvements, including implementation of LTE networks, allow cellular operators to compete with the Company's telephony and internet services, and to market larger bandwidths to their customers at lower prices. At the date of this report, the Company estimates the increase in the number of customers surfing the cellular internet has not materially affected the volume of its Internet usage. Nevertheless, the potential growth of the cellular networks at the expense of the Company's market share is real. The migration of cellular companies to 4G in 2015 did not significantly change the balance of interchangeability of cellular services compared with fixed services in the internet segment.

2.1.4.2	The Company also deals in the development and provision of wireless technology-based services for IOT (Internet of things) solutions for homes, cities and smart facilities, see Section 2.2.5.

2.1.4.3	With regard to the establishment of a fixed-line network competing with the Company's infrastructure on the electrical grid, see Section 2.6.5 and on the Company’s network, see Section 1.7.3.4.

2.1.4.4	Technological developments and falling prices of the equipment could enable other operators to provide services similar to those provided by the Company at much lower costs.

2.1.5	Critical success factors and changes in the operating segment.

2.1.5.1	The ability to offer reliable communications systems at a competitive price based on a cost structure suited to the frequent changes in the Company's business environment.

2.1.5.2	Regulatory decisions and the ability to cope with them.

2.1.5.3	The ability to maintain innovation and technological leadership and translate them into advanced and reliable applications of value for the customer at short response times, and marketing primacy.

2.1.5.4	Preservation of brand values and their adaptation to the conditions of the changing competitive environment, including the wholesale market.

2.1.5.5	Effectiveness of the sales and services groups.

2.1.5.6	Managing an intelligent price policy, subject to regulatory restrictions, including restrictions and changes following implementation of the wholesale market.

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2.1.6	Main entry and exit barriers of the operating segment, and changes occurring in them

Operating in the domestic fixed-line communications segment requires receipt of the appropriate Domestic Carrier licenses.

Traditionally, the main entry barrier to this segment stemmed from the need for heavy investment in technological infrastructure and in surrounding systems until obtaining economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. Over the years, these traditional barriers to the Company's operating segment have lessened considerably as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulation granted to new competitors, the mandatory obligation to allow the use of the Company’s (and HOT’s) infrastructures and services, including in the wholesale market, and the use of VoB-based technology, which enables telephony services to be provided on a broadband infrastructure of another operator without the need for an independent fixed-line telephony infrastructure.

The main exit barriers stem from the commitment of the Company laid down in its license to provide its services universally (to the entire public in Israel), its subordination to the provisions of the Communications Order, the regulations accompanying the Communications Law, and the provisions by power of Section 13A of the Communications Law relating to emergency operation, its commitment to those of its employees who are employed under collective agreements, the large investments requiring time before seeing a return, and the commitment to the repayment of long-term loans taken to finance the investments. Some of these exit barriers are unique to the Company and not relevant to other operators in the segment.

2.1.7	Substitutes for and changes in the products in the segment.

Cellular communications services are a substitute product for the Company's services, in both telephony (including through applications) and internet (see Sections 2.6.2 and 2.6.3).

IP technology such as VoB (see Section 2.6.2) is also a substitute for the Company's services. In internet services, transmission and data communications, technological developments (e.g., 4G in cellular, fiber-optic based infrastructure and advanced cable internet protocols) enable the provision of new services at high speeds and competitive prices.

2.1.8	Competition structure and changes occurring in it

Domestic fixed-line telephony is regulated and overseen by the Ministry of Communications, inter alia by granting licenses to entities operating in the segment.

In the telecommunications market, three of the general licenses holders that provide domestic fixed-line communication services are obligated to provide service to all those requesting it nationwide (universal service), namely the Company, HOT Telecom and IBC, whose license is limited to the principle of providing services to other communications providers, whereas its deployment obligations are gradual over years (until around 2034)20. These companies are termed “infrastructure owners”. Other holders of domestic carrier licenses (unified) are not bound by this obligation. The infrastructure owners compete with each other. Nevertheless, the Economic Arrangements Law allowed them to make mutual use of each other’s physical infrastructures (except for the infrastructure owned by IEC, which is required for the provision of critical services) and the infrastructures of another domestic carrier license, so that there can in fact be competition through the physical infrastructures of another license holder, and in practice, mainly on the Company’s infrastructures (in this regard, see Section 1.7.3.4).

Fixed-line telephony is characterized by a lively competitive dynamic. The Company's competitors are HOT Telecom and VoB service providers that have been operating under license for several years with no obligation to provide universal services, and without their own independent access infrastructure. Since July 2017, holders of a unified license are permitted to provide domestic fixed-line services, purchase telephony services from the Company in a resale format, and provide telephony services without their own infrastructure. Some of them compete with the Company as part of telecommunications groups (see Section 1.7.1), and the Company believes that the cellular companies are also its competitors in the telephony segment (see Section 2.6.2.2).

[20]	The obligation to provide services to anyone requesting them also applies to general license holders that offer cellular services, e.g. Pelephone, Cellcom and Partner, and in the international telephony services segment, such as Bezeq International.

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The internet segment is characterized by high rates of penetration, which are attributed to the deployment of a national access infrastructure. The Company’s main competitor in this segment is HOT. Upon implementation of a wholesale market, ISPs compete with the Company in providing service packages, including broadband internet access infrastructure using the Company's infrastructures, at wholesale prices. The Company is also exposed to competition from the cellular companies (see Section 2.1.4).

In the wholesale services segment, HOT competes with the Company as the owner of infrastructure compelled to provide wholesale services (although as of the reporting period, even though tariffs have been set out in regulations for some of the wholesale services on HOT’s network, these are provided in a negligible volume, if at all). With regard to deployment of optic fibers by Cellcom and Partner, see Section 2.6.5.

In the transmission and data-communications segment, the Company competes mainly with HOT Telecom, Cellcom and Partner, which operate as communications groups and provide a full communications solution to customers.

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of the Company and the subsidiaries, and in the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Group Companies, the possible repercussions of the Market Concentration Law, further development of the wholesale market, the lack of symmetry between the ability of the Company and the competitors to provide a comprehensive service, the new services that the Company will be permitted to provide, the tariff policy, cancellation of the structural separation, the extent of flexibility granted to the Company when offering unbundleable service bundles, including with subsidiaries, and technological developments.

For a description of the development of competition, see Section 1.7 and 2.6.

2.2	Products and Services

2.2.1	General

The Company provides a wide range of communications services for its business and private customers, as described below.

2.2.2	Telephony

The Company's telephony services include mainly the basic telephony services on the domestic telephone line, and associated services such as voice mail and caller ID.

The Company also provides its customers with a national numbering services for businesses (1-800, 1-700), for full or partial payment for the calls by the business.

The Company operates a unified telephone directory21 on a code (1344) determined by the Ministry of Communications for fixed-line and cellular telephony operators, as well as a unified website which is free of charge, in addition to the Company's 144 service.

For provision of services in a resale format and the wholesale telephony service, see Section 1.7.3.5.

2.2.3	Internet access infrastructure services

The Company provides broadband internet access infrastructure services in xDSL technology.

[21]	A "unified" directory service is an information service containing data on the subscribers of all the operators. Fixed-line and cellular telephony operators are obliged, under the terms of their licenses, to provide unified information services. The operation is exempted from the need for approval of a cartel, which was recently extended until November 5, 2023.

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For information about changes in the number of Company internet subscribers and average monthly revenue per internet subscriber, see Section 1.5.4. For information about the Company's market share in this segment, see Section 2.6.3.

Internet service has become one of the Company's main occupations and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades. The average bundle speed of the Company's internet subscribers at the end of 2017 was 51.5 Mbps compared with an average of 43.4 Mbps at the end of 2016. The minimum speed of the package provided for new customers is usually 15 Mbps.

xDSL service is also provided on subscriber lines free of charge for the access line. Notably, according to the decision of the Ministry of Communications, the Company may not apply differential xDSL pricing between subscribers who use the service together with telephony service and subscribers who only use the xDSL service.

The Company is obligated to provide broadband internet access services in a BSA wholesale format to service provides that provide end-to-end internet services in this way to their customers, including infrastructure. For this service, see Section 1.7.3.

Graph – Changes in bundle speeds of the Company's Internet subscribers in 2012-2017 (in Mbps at the end of each year):

* For bundles with a range of speeds, the maximum speed per bundle is taken into account.

2.2.4	Transmission and data-communication services

Data communication services are network services for point-to-point data transmission, data transmission between computers and between various communications networks, services to connect communications networks to the internet, and remote access services.

The Company offers transmission services, including high speed, to communications operators and their business customers over a variety of interfaces (see Section 2.6.4).

There is also a decline in use of the Company's transmission and data communication services by communications providers (see Section 2.1.3.4).

2.2.5	Cloud and digital services

As from the 2017 periodic report, the Company centralizes its revenues under this category separately. These services are defined as computing services provided to users by remote computer, whereas the user connects through the internet or a special communication line. In cloud computing, the data and business logic of the computer systems in servers and computing centers and operated from remote terminal units. Accordingly, users are not required to purchase and manage computing resources and systems, and instead, they hire them as a service from providers that offer computing power that is accessed remotely via the Internet.

This category includes virtual server services, Bcloud and Bcyber services; smart home, smart business and smart city services; private virtual PBX (IP Centrex) services; and B144 services, which is the Company’s advertising platform for digital advertising and marketing to small businesses, WiFi, SMS, BCAM and remote backup.

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2.2.6	Other services

2.2.6.1	Additional services to communications operators

The Company provides services to other communications operators, including cellular operators, international call operators, HOT, NEP operators, ISPs, domestic carriers, and Palestinian communications providers.

Among the services provided by the Company are infrastructure services, infrastructure upgrades, connection to the Company's network, billing services, leasing of space, and services in leased premises.

For wholesale services to communications operators and the option of using the Company's physical infrastructure also by infrastructure owners, see Section 1.7.3.

2.2.6.2	Broadcasting services

The Company operates and maintains radio transmitters that are operated, inter alia, by Israel Broadcasting Corporation, Israel Army Radio (Galei Zahal), and the transmitters of several regional radio stations. It also operates the DTT transmitters for the Second Authority. The Company is responsible only for operating and maintaining the transmitters and not for the content of the broadcasts. In this matter, see also Section 2.15.

2.2.6.3	Contract works

The Company carries out set-up and operation works of networks or subnetworks for various customers (e.g., the Ministry of Defense, HOT Telecom, radio and television broadcasting companies, cellular operators, international call operators, local authorities, municipalities, and government bodies).

The Company has agreements with HOT Telecom to provide installation, maintenance and network hosting services using the Company's infrastructures. For allowing HOT Telecom to use the Company's physical infrastructure as from October 1, 2017, see Section 1.7.3.4.

2.3	Breakdown of product and service revenues

The following table shows the distribution of the Company's revenues by main products and services in its segment of operation, 2015-2017 (in NIS millions):

	2017	2016	2015
Revenue from internet infrastructure services	1,544	1,500	1,450
Percentage of total fixed-line revenues	36.38%	34.22%	32.90%
Revenue from fixed line telephony	1,281	1,392	1,499
Percentage of total fixed-line revenues	30.18%	31.76%	34.01%
Revenue from transmission and data communications services	975	1,069	1,053
Percentage of total fixed-line revenues	22.97%	24.39%	23.89%
Revenue from cloud and digital services	230	203	184
Percentage of total fixed-line revenues	5.42%	4.63%	4.12%
Revenue from other services	214	219	221
Percentage of total fixed-line revenues	5.05%	5.0%	5.08%
Total revenue from the domestic fixed line communications	4,244	4,383	4,407

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2.4	Trade receivables

The Company is not dependent on a single customer, and there is no customer that accounts for 10% or more of the Company's total revenue.

The Company’s revenues are divided into two main customer types: private (53%), and business (47%)22. The distribution is by revenues, as shown in the following table (in NIS million):

	2017	2016	2015
Revenue from private customers	2,232	2,329	2,507
Revenue from business customers	2,012	2,054	1,900
Total revenue	4,244	4,383	4,407

2.5	Marketing, distribution and service

The Company has marketing, sales and service systems for its business and private customers, which include customer managers for the business sector, combined sales and service centers (including Moked 199) around the country, technical support centers for private and business customers, 9 points of sale and service (Bezeqstores) at various locations, as well as a virtual online shop.

The Company markets its services mainly through advertising in the mass media, telesales centers, customer managers and an array of independent dealers which include sales centers operated by outsourcing, and ISPs which, upon establishment of the wholesale market, mainly market end-to-end service packages based on the Company's wholesale BSA services. Furthermore, the Company has independent, advanced and innovative service and sales channels on its website (adapted to surfing from mobile phones), a dedicated application (Bezeq Sheli, My Bezeq), and also Interactive Voice Response (IVR).

2.6	Competition

The following is a description of the development of competition in the domestic fixed-line communications segment:

2.6.1	Wholesale market (see also Section 1.7.3)

The wholesale market enables communications providers to compete with the Company using the Company’s physical infrastructure, including infrastructure segments, and services at controlled prices that are not set by the Company. It also allows them to offer their subscribers, inter alia, broadband services and end-to-end service packages, including access infrastructure.

In June 2017, tariffs were published for some of the wholesale market services on HOT’s network. To the best of the Company’s knowledge, the volume of whole subscribers on HOT’s network is negligible, if any.

2.6.2	Telephony

The Company estimates that at the end of 2017, its market share in the fixed-line telephony market was approximately 53% of the private sector and 72% of the business sector, a 2% decrease compared with 2016 in the private market and 1% of compared with 2016 in the business market23.

The competition in the fixed-line communications segment is lively:

2.6.2.1	Competition from other Domestic Carrier license-holders

The Company and HOT Telecom both own nationally-deployed fixed-line telephony infrastructures and are in fierce competition with each other, which is manifested, inter alia, by HOT launching the “triple” (combining internet infrastructure, telephony and cable television), and possibly cellular services as well, mainly to households (for the marketing of service bundles of the Bezeq Group, see Section 1.7.2.2). HOT also markets telephony services to business customers.

[22]	Including revenue from the service providers in the wholesale service.
[23]	These market shares are in terms of lines and based on the Company's assessment.

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The Company also has competition from license holders for domestic fixed-line communication services, including VoB (see Section 2.1.8), which provide the service (including through the “triple”), inter alia, on the Company's broadband access service, including the wholesale BSA service.

Since July 2017, the Company provides telephony services on its network in a resale format to unified license holders that are permitted to provide domestic carrier services. At the date of this report, the number of subscribers receiving the service is negligible. For this matter and the wholesale telephony service, see Section 1.7.3.

2.6.2.2	Competition in telephony from the cellular companies

The penetration rate of cellular telephony in Israel is among the highest in the world (see Section 3.1.4). In the Company’s opinion, this penetration rate combined with low airtime rates on an international scale and large-scale bundles of minutes at fixed monthly prices have made the cellular telephone a product that to a large extent substitutes for the fixed-line telephone. The Company believes that a deepening of the substitution of fixed lines with mobile lines is one of the causes of the reduction in the average traffic per line, and of the growing removal rate of telephone lines (see Section 2.1.3).

Since 2012, there has been fierce competition among the cellular communications license holders, marking a leap in competition the cellular communications market in Israel. The activity of the newer infrastructure operators, Golan and HOT Mobile, and to a lesser extent the activity of virtual cellular operators, continued the price erosion trend and maintained the high level of mobility of customers between the companies. However, continuation of these trends has a minor effect on the fixed-line operation compared with previous years, and as from 2015 there has been a moderation in the downtrend of average movement per line and the rate of removal of fixed telephone lines. Nevertheless, in 2017 the decline in subscriber recruitment rate is continuing.

In the cellular telephony sector, the trend has been switching to using applications that allow making calls and sending messages via the Internet.

Partner and Cellcom also provide domestic fixed-line services through companies they own, and they sell service bundles that combine fixed-line and cellular telephony and Internet services.

2.6.2.3	VoC services

According to the Ministry of Communications policy, VoC service is a fixed service, the provision of which will be regulated in general Domestic Carrier Licenses or special licenses that currently provide VOB services, since VOB or VoC are telephony services using IP technology over another entity's data transmission network (irrespective of whether such network is mobile or fixed), and it is therefore a single fixed service.

Moreover, in view of the Ministry of Communications' decision regarding exemption from a general license or permit to set up and operate access points, the cellular operators can use Wi-Fi access points as part of their network to provide services, allowing migration to providing cellular telephony services over a Wi-Fi network and assisting in diverting loads to this network from the cellular network.

2.6.3	Internet infrastructure segment

The Company estimates that at the end of 2017 its market share in the internet infrastructure market was approximately 70% (compared with 69% at the end of 2016)24.

[24]	The Company's assessment of its market share in internet infrastructure services at the end of 2017 is based on the number of Company subscribers and the number of HOT subscribers at the same date published by HOT. The data regarding the Company's market share as of the end of 2016 is based on the number of Company subscribers and the number of HOT subscribers at that date, based on the data published by HOT in its 2016 annual financial statements.

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The competition in this field is also lively:

2.6.3.1	Competition from HOT Group – HOT's internet infrastructure is deployed nationwide, in which a range of communication services and interactive applications can be provided. On November 13, 2014, the former Minister of Communications decided that HOT Telecom will be required to implement the first stage in completing deployment of its network by November 13, 2016. Implementation of this decision was delayed twice (by May 13, 2018) while during that time HOT was required to provide its services to all subscribers in OTT technology on broadband internet (which in practice belongs to the Company) in all communities in which it does not currently serve. Moreover, as from October 1, 2017, HOT may use the Company's physical infrastructure (in this regard, see Section 2.6.2). On February 8, 2018, the Company contacted the Ministry of Communications raising questions about the legality of delaying the decision and requested its response on the matter. On March 6, 2018, the Ministry responded that the purpose of the Company’s letter at such time is unclear. A decision has not yet been made regarding continuation of the additional examination. The Ministry clarified that if it decides to change the layout of deployment set out in the 2014 decision and new recommendations are formulated on the matter, this will be brought to the attention of the public.

HOT's network is currently the main alternative to competition with the Company's infrastructures in the private sector. HOT was compelled to provide wholesale services, including BSA services, but to the best of the Company's knowledge, the actual volume of wholesale subscribers on its network, if any, is negligible. In this matter, see also Section 2.6.1.

2.6.3.2	Competition from ISPs and telecommunication groups - operating the wholesale market enables ISPs and telecommunication companies (holders of a single license) to offer customers service bundles that also include internet infrastructure based on the Company's infrastructures and services (in exchange for controlled tariffs to be paid by the telecommunication providers to the Company). Moreover, if and insofar as the mechanism for preventing a 'margin squeeze' is implemented, similar to the one described in the Ministry of Communications hearing (see Section 1.7.3.2), the Company's ability to market promotional offers of its wholesale services will also suffer, in terms of both time to market (TTM) and prices at which the services are offered.

2.6.3.3	Competition from cellular operators – The cellular companies have deepened their Internet activities on the cellular range both in the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services – mainly by HOT, is separate from provision of Internet access services – by the ISP), the cellular Internet service is provided as one unit. Surfing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services. The capacity of cellular networks have increased substantially due to the rise in popularity of 4G services. However, migration of the cellular operators to 4G in 2015 did not significantly change the interchangeability between cellular internet and fixed-line internet.

2.6.3.4	Competition from IBC - IBC, which is obligated to have universal deployment according to long-term milestones fixed in its license (allowing provision of services to license holders), is laying a fiber optic infrastructure to provide internet over the electrical grid and has started operating commercially in several cities. According to media reports, as of the report publication date, volume of subscribers recruited by IBC is not material. Following an amendment to the Communications Law, IBC may use the Company’s physical infrastructures. In this regard, see Sections 1.7.3.4 and 2.6.5.

2.6.3.5	The fact that the Company is restricted in marketing DBS television services (including over the Internet) in view of the structural separation limitations imposed on it (see Section 1.7.2.1) puts it at a material competitive disadvantage.

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2.6.4	Transmission and data communications

In addition to the Company, other companies operating in this segment are Cellcom, Partner and internet companies.

To the best of the Company's knowledge, Cellcom has deployed and set up a transmission network which it uses for its own needs and for competition with the Company's services in the transmission and data communications market. Partner also provides transmission and data communication services combined with telephony and internet to business customers.

Cellcom and Partner use the Company’s physical infrastructures as part of the wholesale service (see Section 1.7.3.3)25, inter alia, to compete with the Company in this segment and/or for self consumption.

The infrastructure owners IBC (at the reporting date in a volume that is not material) and HOT (nationwide) also operate in this segment. These infrastructure owners may use the Company’s physical infrastructures. In this regard, see Sections 1.7.3.4 and 2.6.5.

2.6.5	Other competing infrastructures[26]

On November 20, 2017, Cellcom and Partner announced that they are negotiating a potential long-term cooperation agreement for the deployment of fiber optic infrastructure by both companies, whereby each party will be entitled to purchase from time to time, as per its needs and at its sole discretion, fiber optic infrastructure services (including Indefeasible Right of Use - IRU) in the other party's present and/or future fiber optics infrastructure in order to connect residential buildings throughout Israel. Previously, Partner announced the deployment of its optical fibers at an accelerated rate and the launching of commercial marketing of internet infrastructure to customers. Furthermore, to the best of the Company’s knowledge, Cellcom is still in the experimental stage of connecting households in limited areas where it deployed fibers.

IBC also has a general license to provide fiber-optic based communication infrastructure services to license holders. Under the license, IBC will enter into an agreement with IEC to obtain the right to use its fiber-optic network and will become the network’s operator. Pursuant to the provisions of the license, IBC was obligated to make a gradual universal deployment over a period of 20 years. Furthermore, IBC has a special license (which does not impose a universal obligation) to provide domestic fixed data-communication services, according to which it is entitled to provide IPVPN services and broadband data-communication lines.

To the best of the Company's knowledge, the joint holdings of IBC (other than IEC's holdings) are for sale. The Ministry of Communications allowed (in June 2016) companies without fixed-line infrastructure (Cellcom and Partner) to compete for investment in IBC. In parallel, Partner informed the Ministry of Communications that it intends to deploy optical fibers. According to the Ministry of Communications, these measures are designed to open the fixed-line market (in which the Company has a monopoly) to competition, with the emphasis on infrastructure upgrading. Regarding mutual use of physical infrastructures and competition, see Sections 1.7.3.4 and 2.1.8.

There are also currently a number of infrastructures in Israel with the potential to serve as communications infrastructures, which are based on optical fibers and mostly owned by government companies and entities, such as Israel Railways, Mekorot Israel National Water Co., Petroleum & Energy Infrastructures Ltd., and the Cross Israel Highway Ltd. Some municipalities are also trying to create an alternative to installation of pipes or fibers by deploying their own infrastructures.

[25]	Unified license holders that are entitled to provide domestic fixed-line services may also receive a wholesale service for use of the Company’s physical infrastructures.
[26]	Migration to HOT infrastructures.

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2.6.6	The Company's preparation and ways of coping with the intensifying competition

The Company deals with competition in domestic fixed-line telecommunication services in several ways:

2.6.6.1	The Company launches new communication services, value added applications (such as smart home, smart facilities, integration services, etc.), bundles of products and services, and joint bundles (that correspond to some of those offered by its competitors, although under an unbundling restriction, see Section 1.7.2) to broaden the scope of use of subscriber lines, respond to customer needs and strengthen its technological innovation image. The Company invests in enhancement and modernization of its infrastructure so as to enable it to provide advanced services and products for its subscribers.

2.6.6.2	The Company works on the penetration of a high-speed Internet infrastructure service and on increasing the number of its customers for the service. NGN enables customer upgrades to higher speeds, and the creation of added value for the customer by means of broader consumption of content, leisure and entertainment applications (see also Sections 2.2.3 and 2.7.2).

2.6.6.3	The Company works constantly to improve the quality of its services and to maintain its customers, as well as to simplify and automate processes, and to adapt its operations to the structure of competition in its segment.

2.6.6.4	The Company has simplified its tariff structure and offers its customers alternative payment packages (see Section 2.16.1.4), tracks and campaigns.

2.6.6.5	The Company offers consumption-adapted packages and tracks to promote subscription to the telephony service.

2.6.6.6	The Company makes adjustments on the expenses side for the purpose of focusing investments on fixed assets in growth activities and in projects for cutting operating costs. Nevertheless, the Company's ability to make adjustments in its expenses in the short and medium term is limited due to the structure of its costs, which are mainly rigid in the short and medium term (in particular depreciation expenses and expenses related to wages and wages incidentals, as well as operating costs such as infrastructure maintenance and building leasing and upkeep).

2.6.7	Positive and negative factors that affect the competitive status of the Company

2.6.7.1	Positive factors

A)	Nationally deployed, quality infrastructure through which a range of services are provided.

B)	Presence in most businesses and households.

C)	Strong and familiar brand.

D)	Technological innovation.

E)	Strong capital structure and positive cash flows.

F)	Broad service infrastructure and varied customer interfaces.

G)	Professional, experienced and skilled human resources.

2.6.7.2	Negative factors

The Company believes that various restrictions imposed upon it by existing regulation, impede its ability to compete in its areas of operation. The main restrictions in this context are the following:

A)	Wholesale market (see Section 1.7.3) - operation of the wholesale market at controlled prices, arrangements subject to the intervention of the regulator, potential selective enforcement by the Ministry of Communications in respect of the operation of the wholesale market, implementation of a control mechanism over the Company's wholesale services offers, expansion of use and of those permitted to use the Company's infrastructure. Nevertheless, the possibility of canceling the structural separation following operation of the wholesale market may also positively affect the competitive position of the Company.

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B)	Absence of tariff flexibility

The Company is limited in its ability to grant discounts on its main services and to offer differential tariffs. For this matter and the hearing regarding changes to the supervisory mechanism of tariffs, see also Section 2.16.1.

With regard the hearing on prevention of a "margin squeeze" in the wholesale market, see Section 1.7.3.2.

C)	Structural separation

For information about the structural separation obligation applicable to the Company, see Section 1.7.2.

D)	Duty to provide universal service

The Company operates under an obligation to provide service to the entire public in Israel (universal service). Due to this obligation, the Company could be required to provide services also in circumstances that are not financially viable (subject to the possibility of obtaining an exemption in extraordinary circumstances; notwithstanding, in accordance with the document from the Minister of Communications dated November 17, 2014 on this matter, the circumstances for providing an exemption are virtually nonexistent). This obligation is not imposed on the holders of special Domestic Carrier licenses, which can offer their services to the most profitable of the Company's customers (mainly business customers), which are a material source of the Company’s income. However, in the foregoing document from the Minister of Communications HOT, which is obligated to provide universal services, received a postponement for the full deployment obligation, and even the dates in the letter have been postponed twice, and pursuant to the amendment to the Arrangements Law, the Company is obligated to allow HOT companies and IBC to use its passive infrastructures (see Section 1.7.3).

E)	Restrictions in marketing joint service bundles of the Company and other Group Companies

See Section 1.7.2.2.

F)	Characteristics of fixed-line telephony terminal equipment

Fixed-line terminal equipment does not have personal characteristics and is technologically less advanced than cellular terminal equipment, and the supply of advanced services that can be consumed with it is limited.

2.7	Property, plant and equipment

2.7.1	General

The Company's property, plant and equipment consist mainly of domestic communications infrastructure, real estate assets (land and buildings), computer systems, vehicles, and office equipment.

2.7.2	Infrastructure and domestic fixed-line communications equipment

The Company has a Next-Generation Network (NGN) based on a core IP network and deployment and deployment of an optical fiber network to street cabinets (a network topology known as Fiber to the Curb - FTTC), and also based on an access network (a system that connects NEPs on the subscriber's premises to the network and engineering systems). The connection from the home to the access network is based on copper cables and the connection from the access systems to the backbone is based mainly on optic cables. In addition, some of the peripheral equipment (equipment installed at the subscriber, such as routers) is owned by the Company and leased to the customer.

The Company is expanding the deployment of infrastructure, including optical fiber deployment as from 2013 so that the fibers will be as close as possible to the customer's premises (FTTH/FTTB), as a basis for future provision of more advanced and broader-band communication services than those currently provided, in part on the basis of new technologies using the copper cables on the customer's premises. In this regard, a detailed design of the project and optical fiber purchasing and deployment are being carried out. The project is modular, and the Company reviews the project’s scope and outline on a regular basis, as well as the need for adjustments, inter alia, in view of the advancement of relevant technologies and the development of customer needs.

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Since by the end of 2016 the distribution of optical fibers was significant whereas advanced technologies that facilitate extensive high-speed provision of the service are still being tested and have not yet reached the necessary technological readiness, and in view of the prices resulting from these technologies, which at this stage are not economical, the Company slowed the pace of distribution of the fibers significantly in 2017. The Company is focusing its efforts on examining the readiness of the new technologies, which will allow it to provide the service more extensively, and on investments in the existing network with the purpose of increasing the bandwidth, quality and survivability of the network. On March 28, 2018, the Company applied to the Ministry of Communications with a request to regulate the ultra-high speeds segment in a manner that would enable wide national deployment of these speeds.

As of the end of 2017, the Company deployed optic cables to 1.5 million homes and businesses.

In the NGN used by the Company, broadband speeds of up to 100 Mbps download speed and innovative added value services can be provided using VDSL2 27 technology. Other advantages of the new technology are simplification of the network structure and better management ability. At the beginning of 2016, the Company started testing G.fast and optic technologies in the field, which allow ultra-high-speeds of hundreds of megabits and even 1 gigabit, with the aim of reviewing the technological and economic aspects of operating the network.

2.7.3	Computerization

The computerization system in the Company supports four main areas: Marketing and Customers Management, engineering infrastructures of the telecommunications infrastructure, Company resources management, and company-wide systems.

The Company's computer system is large and complex, and supports critical work processes and handles very large volumes of data. This system consists of a large number of systems, some of which are information systems which started being developed many years ago, while others are modern and were developed and applied recently. Most of the systems operate in open computer environments.

2.7.4	Real Estate

2.7.4.1	General

The Company's real estate assets derive from two sources: assets transferred to the Company by the State in 1984 under the Asset Transfer Agreement (see Section 2.17.2.1), and assets in which the rights were purchased or received by the Company after that date, including assets that it leases from third parties.

The real estate assets are used by the Company for communications activities (exchanges, control rooms, broadcasting sites, etc.) and other activities (offices, storage areas, etc.). Some are undeveloped or partially developed and can be used for other purposes.

[27]	Very High Bit Rate Digital Subscriber Line – Digital Subscriber Line (DSL) at very high speed. One of the fastest technologies available for data transfer on high bandwidth in standard telephone lines.

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Chapter A (Description of Company Operations) to the periodic Report for 2017

The following is a list of the Company's assets in accordance with the material rights on the asset. Furthermore, the Company has an interest (migration rights, etc.) in other real estate (such as for the construction of offices and laying cables):

Right	Number of Assets	Area of the Plot (thousand sq. m.)	Built Area (thousand sq. m.)	Notes
Ownership, lease or right of lease	316	881	121

Of this, 308 properties cover an area of 848 thousand sq. m. and 95 thousand sq. m. built up are for communication needs, and the remainder for administration needs.

20 are jointly owned with the Ministry of Communications and/or the Israel Postal Company Ltd., with whom an agreement was signed for defining and regulating the rights of the parties in these properties (see Section 2.17.2.3). The parties operate as required by the provisions of the agreement, and inter alia, to separate joint debits and systems.

Possession (authorized/possession rights by law)	40	1.5	0.8	Assets in Israeli settlements in the Administrated Territories, all for communication needs. There is no written regulation of the contractual rights for these properties, but in the Company's opinion this does not create material exposure.
Lease	324	26	64	308 properties, of which 14 thousand sq. m. built up are for communication needs and the remainder for administration needs. Of which approximately 2 sq.m. built up are sublet.
Miscellaneous rights in 'residential rooms'	2,160	N/A	27 (based on estimate)

These are rooms for cables and installations for residential communications.

For most of the assets, the rights are for use granted to the Company under the Communications Law and regulations thereunder, and there are no written rights arrangement with the property owners. In the Company's estimation and based on past experience, this does not create material exposure.

The data was revised following data cleansing work recently completed by the Company.

Right to receive areas for warehouses and offices	A property in Sakia (near the Mesubim junction)	70 net	-	The property was sold. See Section 2.7.4.4.

2.7.4.2	Registration

At the date of publication of this Periodic Report, the Company's rights in a considerable number of its real estate assets are not registered in the Lands Registry, and therefore they correspond to contractual rights. The Company is in the process of registering in its name those properties which can be registered in the Lands Registry.

2.7.4.3	Real estate settlement agreement

On March 10, 2004, a settlement agreement which was signed on May 15, 2003 between the Company, the Administration and the State ("the Settlement Agreement") was validated as a court decision. The agreement concerns most of the real estate assets transferred to the Company under the asset transfer agreement signed for commencement of the Company's business activity. The Settlement Agreement stated that the assets remaining in the Company's possession have the status of capitalized lease, and subject to the execution of individual lease contacts, the Company will be entitled to make any transaction in the properties and to enhance them. The Agreement sets out a mechanism for payment to the Administration for enhancement actions in the properties (if undertaken), beyond the rights according to plans approved by 1993 as set out in the Agreement, at the rate of 51% of the increase in value of the property following the enhancement (and less part of amounts paid for a betterment levy or to the administration for an increase in value, if a betterment levy was paid). The Settlement Agreement also states that 17 assets must be returned to the State, through the Administration, on various dates (up to 2010), and on the terms laid down in the Settlement Agreement.

As of the date of publication of this periodic report, the Company returned to 15 properties to the ILA. Two additional properties will be returned after the Company receives substitute properties, as provided in the Settlement Agreement.

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2.7.4.4	Sale of real estate

Following a new review by the Company's Management regarding the sale of the Company's real estate, the Board of Directors approved further sales of assets which are inactive and/or which can be relatively easily vacated without incurring significant expenses, in accordance with a list presented to it from time to time. The migration to the NGN allows the Company to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the migration. During 2017, the Company sold (in addition to the sale of the Sakia property as set out below) 12 properties on a total area of 11,000 sq.m. of land and 26,000 sq.m. built up, for a total sum of NIS 97 million.

On January 21, 2018, the Company entered into an agreement for the sale of the Sakia property to Naimi Towers Ltd for a total of NIS 497 million plus VAT, whereas this amount may increase up to a total of NIS 550 million if the buyer, according to its rights under the agreement, postpones the payment date of up to two thirds of the consideration to December 31, 2022. According to the Company's estimate, it will record a capital gain in the amount of NIS 400 million on the date at which the Company is allowed to recognize a gain according to accounting rules, and the final amount of the capital gain will depend on the amounts of the fees and levies imposed on the Company for the sale of the property. The Company is also expected to record financing revenues of up to NIS 50 million, depending on the date of receipt of the payments for the sale of the property. On this matter, see also Note 18.8 to the 2017 Financial Statements.

The information included in this section regarding recording of a capital gain and financing revenues in the Company’s financial statements as a result of the sale of the property is forward looking information, as defined in the Securities Law, and based, inter alia, on the foregoing and on the Company’s estimates regarding implementation of the agreement, the costs of the transaction and miscellaneous costs to the Company related to the property. The information may not materialize fully if the Company’s foregoing estimates are different than expected, and in particular if the fees and levies that will apply to the Company for the sale of the Sakia property will exceed the Company's estimate.

In recent years, the Company sold land assets that were inactive or could be evacuated relatively easily and recorded material capital gains for such sales. The Company has completed the sale of most of the properties (in terms of value) which met this definition and also intends to complete the sale of the remaining properties of this type in the forthcoming years. Selling these remaining properties is likely to generate additional capital gains for the Company in material amounts (although at a substantially lower amount than the capital gains recorded by the Company in recent years).

It is emphasized that the foregoing also relates to real estate assets for which a concrete decision has not yet been made to sell them, and there can be no certainty regarding the timing of their sale (if at all). Furthermore, the sale of some of the properties may involve difficulties, including a lack of demand or various planning restrictions.

In view of the foregoing, it is emphasized that the Company's foregoing estimates are forward-looking information, as defined in the Securities Law and may not materialize, or may materialize significantly differently than foreseen. These estimates are based, inter alia, on the Company's estimates regarding the value of the real estate assets it owns in relation to their carrying amount, since the Company has no appraisals for some of the assets, or the appraisals in the Company's possession are out of date and the valuations are therefore based on the Company's internal estimates; and regarding the Company's inability to predict the consideration that may actually be paid for any assets sold (if and when they are sold)

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2.8	Intangible assets

2.8.1	The Company's Domestic Carrier license

The Company operates under its Domestic Carrier license, which forms the basis for its activities in domestic fixed-line communications (for a description of the main points of the license, see Section 2.16.2).

2.8.2	Trademarks

The Company uses trademarks that characterize its services and products. At the date of publication of this Periodic Report, there are about 190 trademarks registered or in the process of being registered in the Company's name with the Registrar of Trademarks. The main trademarks of the Company are "Bezeq" – the name of the Company, and "B" – the Company's logo. Furthermore, at the beginning of 2018, the Company submitted an application to register a model for its new router.

2.9	Human resources

2.9.1	Organizational structure and headcount according to the organizational structure

The following chart shows the general organizational structure of the Company as of December 31, 2017:

2.9.2	Number of Company employees and employment frameworks

The number of Company employees as at December 31, 2017 was 5,582 (compared with 5,649 employees at the end of 2016). The decrease in the number of employees in 2017 compared with 2016 stems primarily from continuation of the restructuring and process improvement trend in the Company. 90% of the Company’s employees are employed under a collective agreement (out of which 60% are permanent employees and the remainder are non-permanent employees). The remainder of the Company’s employees (10%) are employed under personal agreements, not under collective agreements.

For details about the special collective agreement of December 2006 and its amendment, see Section 2.9.4.

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2.9.3	Early-retirement plans

In 2017, 80 permanent employees retired from the Company based on the early-retirement plan.

On this matter, see also Note 16 to the 2017 Financial Statements.

2.9.4	Characteristics of employment agreements in the Company

Labor relations in the Company are regulated in collective agreements between the Company, the representatives of Company employees and the New General Federation of Workers ("Histadrut"), and in personal agreements. Company employees are also subject to expansion orders to certain general collective agreements such as cost-of-living increment agreements.

In December 2006, a special collective agreement was signed between the Company, the union and the Histadrut, regulating labor relations in the Company following the transfer of control of the Company from the State to Ap.Sb.Ar. Holdings Ltd. (the Company's previous controlling shareholder) (see Section 2.9.1). Following are the main points of the collective agreement and its amendments signed over the years (jointly in this section: "the Agreement").

Under the Agreement, all the agreements, arrangements and traditional behavior in the Company prior to execution of the Agreement, including the mechanism for linkage of wages to the public sector, would continue to apply only to the veteran permanent employees of the Company to which the Agreement would apply, subject to changes inserted specifically in the Agreement. The hiring of existing and future temporary workers would be on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The Agreement sets out restrictions on certain kinds of future organizational changes, and a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes.

Under the Agreement, during the term of the Agreement, two employee-directors28 who are proposed by the union will serve on the Company's Board of Directors (subject to their approval by the Board of Directors and their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

The Agreement also defines the "new permanent employee", whose terms of employment differ from those of a veteran permanent employee of the Company (under the collective agreement): his wage model is according to the Company's wage policy and market wages; at the end of his employment in the Company he is entitled to increased severance pay only (depending on the number of years of employment).

As part of the retirement arrangements, the Company may, at its discretion, terminate the employment of 203 permanent employees (including new permanent employees) each year (relevant for 2017-2021).

The latest amendment to the Agreement was approved by the Company's Board of Directors on August 30, 2015, under which the Agreement and the retirement arrangement were extended to December 31, 2021.

For information of other material agreements concerning labor relations, see Section 2.17.3.

2.9.5	Officers and senior management in the Company

On the date of publication of this periodic report, the Company has 9 directors, of which three are external directors, one is an employee-director, and two are independent directors (who are not external directors) pursuant to Section 249B to the Companies Law. An alternate director also served for one of the directors. In addition, 11 senior management members (one of whom is also a member of the Group headquarters) and four members of the Group headquarters also serve in the Company.

[28]	At the beginning of 2016, the workers union announced that it agrees that so long as up to 15 directors serve on the Board of Directors, one representative among the employees will also serve on the Board and if the number of directors exceeds 15, an additional representative among the employees will serve on the Board.

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On February 28, 2018, Yakov Paz, VP of the Business Division, was appointed Interim CEO until March 27, 2018. On March 18, 2018 the Company's CEO announced that she would be resigning as of July 1, 2018. The date of termination of her employment was agreed upon between the Company and the CEO, and according to the CEO’s announcement, her decision was taken due to the completion of her term of office of five years in the Company and in view of the investigations and developing circumstances.

The members of the senior management and of the Group headquarters are employed under personal agreements which include, inter alia, pension coverage, payment of bonuses based on targets, and advance notice months before retirement.

For information regarding compensation of officers, see Section 7 to Chapter D of this periodic report, and Note 28 of the 2017 Financial Statements. Also see immediate report dated April 5, 2017 regarding approval of a revised compensation policy by the general meeting and the immediate report of March 22, 2017 regarding convening that meeting, which contains the wording of the revised policy. These reports are included in this report by way of reference.

2.9.6	Labor disputes

2.9.6.1	Further to the Ministry of Communications Notice to the Company to allow certain contractors to access the Company’s infrastructures to perform work for the service providers instead of Company employees (see the update to Section 1.7.3.3), on October 21, 2017, the Company received a letter from the Chairman of the State Employees Union and holder of the Bezeq portfolio in the New Histadrut Labor Federation regarding “a labor dispute with respect to the entry of workers who are not Bezeq employees for core work”. The letter states that the labor dispute declared by the New Histadrut Labor Federation in December 2016 is still in effect, and that if an attempt is made by external entities to carry out work in the normal course of the Company’s activity, such that the work is performed by workers who are not Company employees (including contractor workers), the Histadrut will be forced to activate the aforementioned labor dispute. Subsequently, on October 25, 2017, the chairman of the Company’s labor union informed the Company of a cessation of development work on the Company’s infrastructures, whether for the Company or for other communications providers. The Company applied to the Labor Court to issue an order instructing the workers to refrain from the cessation of work and to immediately return to full, regular work. At a hearing which took place on November 2, 2017 (attended by the Acting Director General of the Ministry of Communications, who was summoned to the hearing by the court), the court ruled that the employees have the right to protest against the direct harm they foresee to their employment conditions, but may, nevertheless, take only short and limited organizational measures. Consequently, the court allowed the workers to take to take reasonable organizational measures for two days only, in the context of which the employees may refrain from cooperating with external contractors on infrastructure work related to the dispute, but will be precluded from taking proactive steps to thwart or disrupt the performance of the work by a third party. An application for permission to appeal this decision, which was filed by the Histadrut Labor Federation and workers’ representatives, was dismissed on November 27, 2017.

2.9.6.2	On December 19, 2017, the Company received notification of a strike or shutdown in accordance with the Settlement of Labor Disputes Law 1957, organized by the New General Federation of Workers (“the Histadrut”), as of January 2, 2018. According to the notice, the issues under dispute are:

A)	The Histadrut’s demand to stop the serious harm to the safety and health of workers who are forced to work in poor safety conditions while endangering their health and in violation of the Company’s obligations towards them.

B)	A demand for negotiations with respect to the employees’ exposure to disciplinary proceedings as a result of external contract workers’ uncontrolled activity on the infrastructure.

C)	The Histadrut’s demand to sign a collective agreement that would ensure employment security and the preservation of rights and working conditions, with the Company undertaking that there will be no implications for the employment security and working conditions of the employees due to the entry of contractors to the Company’s premises and facilities.

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Notably, Company employees took certain sanctions by virtue of both of these labor disputes and caused harm of varying intensity to the Company’s ongoing operations, while the Company acted by all means at its disposal, including by appealing to the Labor Court, to stop the sanctions.

On January 3, 2018, another notice was received at the Company’s offices of a strike or shutdown, in accordance with the Settlement of Labor Disputes Law 1957, organized by the New General Federation of Workers (“the Histadrut”), as of January 14, 2018. According to the notice, the issue in dispute is “a demand to negotiate and sign a collective agreement regarding the implications of the deal being formulated for the transfer of control over the employees in the Company.”

2.10	Equipment and suppliers

2.10.1	Equipment

The main equipment used by the Company includes: exchanges, communication cabinets (MSAG), copper cables, optical cables, transmission equipment, data communication systems and equipment, servers, internet modems and routers. The Company purchases most of the equipment needed for its communications infrastructure from Israeli companies affiliated with international communications equipment manufacturers. Hardware and software are purchased from a number of main suppliers.

2.10.2	Percentage of purchases from main suppliers and form of agreement with them

With respect to Section 23 of the First Annex to the Prospectus Details Regulations, the Company considers a "main supplier" to be a supplier that accounts for more than 5% of the volume of the Company's annual purchases, or that accounts for more than 10% of the volume of all the Company's purchases in a particular operating segment.

In 2017, the Company had no main supplier, as defined above.

2.10.3	Dependence on suppliers

Most of the equipment purchased for data communication, switching, transmission and radio systems is unique, and over its years of operation the possibility of obtaining support other than through the manufacturer, is limited.

In the Company's opinion, in view of the importance of having the manufacturer's support for specific equipment used, the Company may be dependent on the following suppliers:

Supplier Name	Area of Expertise
Alcatel, represented in Israel by Alcatel Telecom Ltd.	Metro transmission and access systems to the NGN
Juniper Networks	Metro transmission
Dialogic Networks (Israel) Ltd.	Transfer exchanges for connecting operators to the Company's switching network
Comverse Ltd.	Switching networks for end customers in the NGN
Adtran Holdings Ltd.	Access systems to the NGN
EMC	Hardware and backup, restoration and survivability solutions for systems and infrastructures, and storage equipment
VMware	Infrastructure for most of the virtualization of the servers

Agreements with suppliers on which the Company may be dependent, as noted in this section, generally include a warranty period for a certain period of time and conditions specified in the agreements, followed by another period of maintenance or support. Where necessary, the Company may enter into an agreement with the supplier for the supply of support and/or maintenance services for a further period. These agreements usually contain various forms of relief for the Company should the supplier breach the agreement. Such agreements with suppliers are usually long term.

2.11	Working Capital

For information about the Company’s working capital, see Section 1.4 in the Directors Report.

2.12	Investments

For information on investments in affiliates, see Note 12 to the 2017 Financials, and see also Sections 3 and 4 in Chapter D of this Periodic Report.

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2.13	Financing

2.13.1	Average and effective interest rates on loans

At 31 December 2017, the Company is not financed by any short-term credit (less than one year). The following table shows the distribution of long-term loans (including current maturities):

Loan term	Source of financing	Principal amount (NIS million)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2017
Long-term loans	Banks	675	Unlinked NIS	Variable, based on prime rate*	1.78%	1.79%	1.75%-1.80%
	Banks	2,597	Unlinked NIS	Fixed	4.01%	4.22%	2.40%-6.85%
	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.54%	1.57%	1.49%-1.57%
	Non-bank sources	3,662	Unlinked NIS	Fixed	3.83%	3.94%	3.65%-6.65%
	Non-bank sources	3,964	CPI-linked NIS	Fixed	2.30%	2.34%	2.20%-3.70%

*	Prime interest rate as at March 2018 – 1.6%.

**	STL yield per year (219) – 0.124% (average last 5 trading days of February 2018) for the interest period that commenced on March 1, 2018.

For additional details about the Company’s loans, see Note 13 to the 2017 Financial Statements.

2.13.2	Restrictions on borrowings

2.13.2.1	Restrictions included in the Company's loans

See Note 13 to the 2017 Financial Statements. At the date of the financial statements and the date of publication of this periodic report, the Company is in compliance with all the restrictions applicable to it.

2.13.2.2	Bank of Israel restrictions on a single borrower and group of borrowers

Directives of the Supervisor of Banks include restrictions on liability of a single borrower and of a group of borrowers towards the banks. Concerning these directives, the Company could be seen as part of one "group of borrowers" with B Communications Group and its controlling shareholders. The directives of the Supervisor of Banks could from time to time affect the ability of banks to grant further credit to the Company. For details about the authorization to determine restrictions on borrowings for a business group in the Market Concentration Law, see Section 1.7.4.7.

2.13.3	Reportable credit

As of December 31, 2017, the Company's reportable credit, in accordance with Legal Position 104-15 of the Securities Authority (Reportable Credit Event) is Debentures Series 6 and Series 9 of the Company, all as set out in Note 13 of the 2017 Financial Statements and Section 4 of the Directors Report.

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2.13.4	Credit received during the reporting period

Following is a breakdown of the credit received by the Company in 2017, some by exercising of commitments to extend credit:

Credit extension date	Credit in NIS millions	Average life (years) and repayment dates	Total average interest rate (fixed, NIS and unlinked)	Notes
June 2017 and September 2017	1,400	5 (Repayment as from June 2020 until December 2024)	4.2%	Exercising of commitment to extend credit
December 2017	600	6.7 (Repayment in June of each of the years 2024-2026)	3.2%	Ordinary loan

It is noted that in March 2018, the Company completed a further raising of NIS 320 million through a private loan from an institutional entity with an average life of 6.7 years and fixed NIS interest of 3.2%

All these loans include similar terms to those provided with respect to other loans taken by the Company set out in Note 13.3 of the 2017 Financial Statements, including: an undertaking not to create any other charges on the Company's assets (with certain restrictions), an undertaking that should it make a commitment to any entity in connection with financial covenants, the Company will undertake the same commitment also in connection with these loans (subject to certain exceptions), and standard terms for immediate repayment (such as a violations, insolvency, liquidation or receivership, etc., changes in control without receiving approval for control in accordance with the provisions of the Communications Law and/or the Communications Order, and cross default, with certain restrictions). Some loans also include the same terms as those given in the public debt raising of October 2015, as set out in Note 13.3 of the 2017 Financial Statements.

For information regarding credit received during the reporting year by public debt raising, see Section 2.13.5.

2.13.5	Company debentures

For details about the debentures issued by the Company, see Note 13.3 to the 2017 financial statements, and Section 4 to the Board of Directors’ report.

In May and June 2017, the Company completed an issuance of debentures in the total amount of NIS 1.1 billion par value as follows:

1.	Public issuance of NIS 384,467,000 par value debentures (Series 9) by way of an expansion of series, in accordance with a shelf prospectus from May 2014, as amended due to a clerical error in June 2014 (“the Shelf Prospectus”)[29] and a shelf offering report dated May 25, 2017 (“the Shelf Offering Report”).

2.	Issuance of traded Series 6 and 10 debentures of the Company to the bearers of Series 2 debentures of DBS, which are traded on the TASE's TACT (Tel Aviv Continuous Trading) Institutional System (“DBS Debentures”), in consideration of debentures of DBS that they own. The issuance took place in accordance with the Shelf Prospectus and the Shelf Offering Report, as follows: NIS 125,000,000 par value DBS debentures were exchanged for NIS 125,750,000 par value debentures (Series 6), and NIS 436,307,797 par value DBS debentures were exchanged for NIS 481,683,808 par value debentures (Series 10)

3.	Two private placements of Series 9 debentures of the Company to classified investors in the total amount of NIS 108,000,000 par value to which restrictions apply regarding resale, as defined in Section 15C of the Securities Law and under the Securities Regulations (Details Concerning Sections 15A - 15C of the Law), 2000.

[29]	The period for submitting subscriptions in accordance with the Shelf Prospectus was until May 29, 2015, after which this period expired.

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With respect to all the foregoing, see also the Company’s Immediate Reports dated May 25, 2017, May 29, 2017, June 4, 2017, June 11, 2017 and June 18, 2017, included here by way of reference.

In addition to the foregoing, on January 14, 2018 the Company and a number of institutional bodies recognized as investors according to the First Addendum to the Securities Law signed subordinate notes whereby, subject to compliance with the preconditions below, the institutional investors undertook to purchase from the Company and the Company undertook to issue to the institutional investors, in a future private offering on December 2, 2018 (or at a date shortly thereafter under the terms of the letter of undertaking) NIS 550 million par value of the Company’s Debentures (Series 9), by way of an extension of the existing Debenture series (Series 9) that the Company offered, which have been issued and registered for trading for the first time on the TASE based on a Shelf Offering Report that the Company published on October 13, 2015. The offering will take place at a rate of NIS 1.0515 per debenture reflecting an annual yield of 2.7%.

On this matter, see also the Company’s Immediate Report dated January 15, 2018, included here by way of reference.

On June 1, 2017, the Company repaid the last principal payment for Series 8 debentures thus securing final redemption of the debentures.

With regard to this section, see also Note 13 to the 2017 Financial Statements.

2.13.6	Credit rating

Company debentures are rated by S&P Maalot Ltd. with an il/AA/Stable rating and by Midroog Ltd. with an Aa2 rating with a stable outlook.

For information regarding the Company's rating history in the last two years, see its immediate reports of April 17, 2016, April 25, 2016, April 24, 2017, May 22, 2017, May 25, 2017 (S&P Maalot Ltd.) and April 18, 2016, June 2, 2016 and July 12, 2016, May 21, 2017, May 25, 2017 and February 4, 2018 (Midroog Ltd.), and March 1, 2018 (S&P Maalot Ltd.) included here by way of reference.

On this matter, see also Section 4 of the Directors Report.

2.13.7	Company assessment for raising financing and possible sources in 2018

In 2018, the Company expects to repay NIS 1.94 billion on account of loan principal and interest (including debentures).

In December 2018, the Company expects, subject to compliance with preconditions, to complete the future private offering indicated in section 2.13.5 for a total amount of NIS 578 million. Between December 2017 and March 2018, the Company also raised a total of NIS 920 million by means of private loans from banks/institutional entities.

The Company raises capital from time to time to finance its cash flow. The financing options at the Company's disposal are raising debt by means of new bank loans from banks and/or private or negotiable debt.

2.13.8	Charges and guarantees

For information about charges and guarantees of the Company, see Note 19 to the 2017 Financial Statements.

2.14	Taxation

2.14.1	For information about taxation, see Note 7 to the 2017 Financial Statements.

2.14.2	For information regarding the taxation aspects for the Company's contractual transaction with Eurocom DBS to purchase Eurocom DBS' entire holdings in DBS (see Section 1.1.5), including the tax assessments received by the Company and the assessment agreement and taxation decision regarding DBS, see the revised transaction report dated March 3, 2015, immediate report dated January 31, 2016 and the Company's immediate reports dated September 18, 2016, September 25, 2016 and September 28, 2016, included here by way of reference. Also, regarding motion to certify a derivative claim in respect of the assessment agreement, see Section 18.2(M).

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2.15	Environmental risks and means for their management

2.15.1	General

Some of the Company's facilities, such as broadcasting facilities, wireless communications facilities or high-voltage facilities30 are sources of electromagnetic radiation which are included in the definition of "Sources of Radiation" in the Non-Ionizing Radiation Law.

2.15.2	Non-Ionizing Radiation Law

The law regulates the handling, establishment, operation and supervision of Sources of Radiation. The law provides, inter alia, that the establishment and operation of a Source of Radiation require a permit; sets penal provisions and severe responsibility of a company, employees and officers that breach the provisions of the law; imposes recording and reporting obligations on a permit-holder, and grants supervisory powers mainly to the Supervisor of Non-ionizing Radiation at the Ministry of Environmental Protection (in this section: "the Supervisor"), including with regard to the terms of the permit, cancellation of the permit and removal of a Source of Radiation.

The Company obtained operating permits from the Supervisor for the communication facilities and broadcasting sites it operates. The Company also took steps to obtain radiation permits for high-voltage facilities included in its assets, and as at the report date, such permits were received for 27 such high-voltage facilities. Two other facilities are in the process of obtaining a permit.

It is noted that the Commissioner requires building permits as a condition for the continued validity of the operating permits for communications facilities (including broadcasting facilities) that he granted, as well as the fulfillment of additional conditions, inter alia, concerning wireless access installations which have category approval granted to the Company by the Supervisor. See also Section 2.16.9.

The law includes a punitive chapter under which the construction or operation of a Source of Radiation in contravention of the provisions of the permit or without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

2.15.3	Permits

On the permits for broadcasting facilities required under the Planning and Construction Law, see Section 2.16.9.

2.15.4	Company policy for radiation risk management

The Company applies a work procedure for the construction, operation and measurement of sources of non-ionizing radiation, and an appropriate compliance procedure that was approved by its Board of Directors. The Company has assigned an officer to oversee implementation of the compliance procedure. Periodic reports on the status of Sources of Radiation are submitted to the CEO and to the Board of Directors.

2.16	Restrictions and control of the Company's operations

The Company is subject to systems of laws that regulate and limit its business activities. The main body overseeing the Company's activities as a communications company is the Ministry of Communication.

2.16.1	Control of Company tariffs

Arrangements in Sections 5 and 15 to 17 of the Communications Law and the terms of the Company's Domestic Carrier license apply to the Company's tariffs, as set out below in this section.

[30]	The establishment of high-voltage facilities (transformers) in Company sites is aimed at providing energy for use by the Company’s facilities. The establishment and operation of these facilities require an establishment permit as well as an operating permit in accordance with the Non-Ionizing Radiation Law.

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The control of the Company's tariffs (as set out below) has a number of implications – the Company's tariffs are subject to regulatory intervention (even if they are not set in the regulations or in alternative payment packages), and from time to time, the Company is exposed to significant changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the authorizing legislation and the regulations, results in a real average erosion of the tariffs over the years. Control of the tariffs creates or could make it difficult for the Company to provide an appropriate and competitive response to market changes and to offer competitive prices at short notice. Furthermore, the restrictions on granting discounts on tariffs limit the Company in participation in certain tenders.

Following are the main control arrangements over the Company's prices:

2.16.1.1	Under the Communications Law, the Minister of Communications is entitled, with the approval of the Minister of Finance, to determine payments (including maximum payments or minimum payments) for services from a license holder. The payment can be determined on the basis of (1) the cost, according to the calculation method instructed by the Minister plus a reasonable profit; or (2) reference points deriving from: payment for services provided by the license holder; payment for comparative services; payments in other countries for such services.

2.16.1.2	Tariffs fixed in regulations - The tariffs for the Company’s controlled services (telephony and others) which are stipulated in the regulations, were updated in accordance with a linkage formula less an efficiency factor consisting of linkage to the CPI plus an efficiency factor, as provided in the regulations, so that on average, the Company's controlled tariffs erode in real terms. It is noted that in the last three years, the prices in the regulation have not been updated and the date of the update has been postponed. Under the provisions of the regulations and the relevant temporary orders, the postponement will be taken into consideration in the next update.

2.16.1.3	The Ministers of Communications and Finance is authorized (under Section 5 of the Communications Law) to prescribe interconnect payments or for the use by a license holder of the telecommunication facilities of another license holder, and to provide instructions thereof (including relative to additional arrangements), inter alia, based on the parameters set out in Section 2.16.1.1.

2.16.1.4	Alternative payment packages - If tariffs that are neither maximum nor minimum are determined for supervised services, the Company may offer an alternative payments package for a bundle of telecommunication services at such fixed payments, provided that the Ministers of Communications and Finance do not oppose the package. The Grunau report states that an alternative payment package will be approved only if it is worthwhile for 30% or more of subscribers who use the services offered in the package, and that the smaller the market share of the Group in fixed-line telephony is, the higher the maximum discount rate permitted in an alternative payment package will be31.

If maximum or minimum payments are determined according to Sections 5 or 15 the Communications Law, for telecommunication services provided to another license holder, the Company may indiscriminately offer any other license holder an alternative payments package for the bundle of services at maximum or minimum payments, and such services together with services for which payment has not been determined according to Sections 5 or 15 to the Law, provided the Ministers are not opposed or approved the package.

2.16.1.5	The Company may request a reasonable payment for a service for which a payment is not determined according to Sections 5 or 15, or for which a maximum or minimum payment has been determined. The Minister of Communications may the Company to notify him of any payment the Company intends to request as set out above and of any change in the payment prior to the provision of the service or the change. If the Minister of Communications determines that the Company intends to request an unreasonable payment, or a payment that raises suspicion of harming competition, the Minister may instruct (for a period not exceeding one year) the maximum payment it may request for the service or separation of the payment for the service from the payment for the bundle of services. The Minister will assess whether the payment is unreasonable according to the parameters in Section 2.16.1.1(1) above and may assess the payment based on the provisions in Section 2.16.1.1(2) above.

[31]	A maximum discount rate of 25% when the Group's market share is between 75% and 85%, and 40% when the market share is between 60% and 75%.

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2.16.1.6	On June 27, 2017, the Company received a hearing letter from the Ministry of Communications[32] that two alternative supervisory mechanisms for the current tariffs of telephony (and other services for which the tariffs are fixed in regulations):

A)	To convert the existing supervisory method that sets fixed rates to maximum rates; the main telephony services (telephone line - NIS 57.92 including VAT, and 1.87 agorot including VAT for calls, according to the alternative) will be set in relation to the updated costs structure; for most of the additional services, the present tariff will become the maximum tariff and price control will be lifted for some of the services.

B)	To remove price control from the main telephony services - telephone line and calls, and from additional services that are currently supervised in the form of fixed tariffs, and to set a maximum price for a “supervised bundle” which will include a telephone line and call minutes which the Company will offer customers who wish to subscribe to this service, similar to the alternative payments package currently offered by the Company for which there is most demand.

Similarly, it is proposed that only existing subscribers of the alternative payments package for the "Kav Kal" (Light Line) service will be able to continue to receive it. The Ministry of Communications is also considering determining that price control will be lifted on PRI channels and the price control on their call components will be canceled. On August 13, 2017, the Company submitted its comments on the hearing, opposing the proposed tariffs, and on December 6, 2017 was also heard verbally. The Company believes that the change in the control mechanism being considered in the hearing, insofar as this change is implemented, will negatively affect its financial results. The Company believes that its retail tariffs will be affected in parallel also as a result of the setting of wholesale prices for telephony services (see Section 1.7.3). On this, see also the Company’s Immediate Report dated June 28, 2017, (to which the hearing letter is attached) included here by way of reference.

2.16.1.7	For the August 29, 2017 hearing regarding prevention of margin squeeze, submission of marketing offerings for Ministry of Communications approval, the hearing for wholesale telephony services in a resale format and wholesale service tariffs, see Section 1.7.3.

2.16.2	The Company's Domestic Carrier license

The Company operates, inter alia, under the Domestic Carrier license33. The main topics covered in the license are:

2.16.2.1	Scope of license, the services the Company must provide, and the duty of universal service

The Company is required to provide its services to all on equal terms for each type of service, irrespective of location or unique cost. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment. With regard to the addition of wholesale services to the Company's license, see Section 1.7.3.

[32].	The competition expansion policy document of May 2012 stipulates that within six months of publication of the Shelf Offering (for the sale of wholesale services), the Minister will take action to change the method of oversight of the Company's prices so as to be controlled by the setting of a maximum price. The Grunau Commission's report on the rules of competition in the communications industry, and a letter from the Minister of Communications dated August 13, 2008 adopting the report (with some changes) ("Grunau Report”), stipulated that as long as the Group's market share remains higher than 60%, control of the Company's prices will continue in the format of mandatory price fixing.

[33]	A copy of the Domestic Carrier license appears on the Ministry of Communications website at www.moc.gov.il.

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2.16.2.2	Structural separation principles

For a general description of the structural separation applicable to the Company and terms for its cancellation, see Section 1.7.2.

2.16.2.3	Tariffs

The Company provides a service or package of services for which no tariff is set under Section 15 or 15A of the Communications Law at a reasonable price and offers them to all, without discrimination and at a uniform tariff. See also Section 2.16.1.

2.16.2.4	Marketing joint service bundles

In respect of the provisions of the Domestic Carrier license that enable the Company to request to market joint service bundles subject to restrictions, see Section 1.7.2.2.

2.16.2.5	Operations of Company networks and service standards

The Company is required to maintain and operate the network and provide its services at all times, including in emergencies, in an orderly and proper manner according to the technical and service quality requirements, and to work towards improving its services. The license includes a Service Standards for the Subscriber appendix, which is to be amended after the Company provides the Ministry with data. The Company submitted to the Ministry its proposals for amendment of the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment report has not yet been executed. For details about the hearing about the response of the call centers, see Section 1.7.4.4(a).

2.16.2.6	Interconnect and use

Provisions were prescribed for the duty of interconnect to another public switching network and the option of use by another license-holder; a duty to provide infrastructure services to another license holder (including wholesale service) on reasonable and equal terms is also provided, as well as refraining from preferring a license holder that is a company with an interest.

2.16.2.7	Security arrangements

Provisions have been made for the operation of the Company's network in times of emergency, including the obligation to operate it in a manner that prevents its collapse in emergencies.

The Company is required to provide telecommunication services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Furthermore, the Company provides special services to the security forces. The Company will take action to ensure that each purchase and installation of hardware in its telecommunications installations, except for terminal equipment, will be made in full compliance with instructions given to the Company according to Section 13 of the Communications Law.

The Company is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license.

For the license amendment regarding service continuity in emergencies and during major malfunctions, and the secondary hearing for expansion of the amendment on the matter, see Section 1.7.4.4(b).

2.16.2.8	Supervision and reporting

Extensive reporting duties to the Ministry of Communications are imposed on the Company. In addition, the Director General at the Ministry of Communications (as defined in the Company's license) is granted the authority to enter facilities and offices used by the Company and to seize documents.

2.16.2.9	Miscellaneous

A)	The Domestic Carrier license includes restrictions on the acquisition, maintenance and transfer of means of control pursuant to the Communications Order (see Section 2.16.3) and on cross-ownership, which are mainly a ban on cross-holding by entities with an interest in another material Domestic Carrier[34] as noted in the license, and restrictions on a cross-holding by entities with Domestic Carrier licenses or general licenses in the same segment of operation.

[34]	A Domestic Carrier with a market share of 25% or more.

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B)	The Company submitted a bank guarantee of USD 10 million to the Director General of the Ministry of Communications for securing fulfillment of the terms of the license and for indemnifying the State for any loss it incurs due to their violation by the Company.

C)	The Director General at the Ministry of Communications is authorized to impose a fine for violation of any of the terms of the license (on this matter, see also Section 1.7.4.6).

D)	During a calendar year, the Company may invest up to 25% of its annual income in activities not intended for providing its services (the incomes of the subsidiaries are not considered Company income for this purpose).

For details about the wholesale market and wholesale service portfolios, see Section 1.7.3.

2.16.3	The Communications Order

The Company was declared a provider of telecommunication services under the Communications Order. By power of that declaration, the Company is required to provide certain types of services and may not cease them or narrow them. Among these services are basic telephone service, infrastructure service, transmission service and data communication service including interconnect, and other services listed in the schedule to the Order.

The main provisions of the Communications Order are these:

2.16.3.1	Restrictions on the transfer and acquisition of means of control in a company, which include a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications ("the Ministers").

2.16.3.2	Transfer or acquisition of control in a company requires the approval of the Ministers ("Control Permit"). The Control Permit will lay down the minimum holding percentage in each of the means of control in the Company by the holder of the Control Permit, where a transfer of shares or an issuance of shares by a company, as a result of which the percentage of the holding of the Control Permit holder will fall below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them – an issuance to the public under a prospectus, or sale or private placement to institutional investors) [35].

2.16.3.3	Holdings not approved as aforesaid will be considered "exceptional holdings", and the Order states that exercise of a right by power of exceptional holdings will not be valid. The Order also contains provisions authorizing the Ministers and the company to apply to the courts with an application for the enforced sale of exceptional holdings.

2.16.3.4	A duty to report to the Ministers upon demand is imposed on the Company, on any information on matters relating to provision of an essential service.

2.16.3.5	At least 75% of the members of the Board of Directors of the Company must be Israeli citizens and residents who have security clearance and security compatibility as determined by the General Security Service. The Chairman of the Board, the external directors, the CEO, the Deputy CEO and other office-holders in the Company as listed in the Order, must be Israeli citizens and residents and have security clearance appropriate to their functions.

2.16.3.6	"Israeli" requirements are laid down for the controlling shareholder in the Company: for an individual – he is an Israeli Entity (as defined in the Order); for a company – it is incorporated in Israel, the center of its business is in Israel, and an Israeli Entity holds at least 19% of the means of control in it.

[35]	For the minimum rate of holding of control of B Communications Group and falling below this rate, see Section 1.7.6.3.

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2.16.3.7	The approval of the Ministers is required for granting rights in certain assets of the Company (switches, cable network, transmission network and data bases and banks). In addition, grant of rights in means of control in subsidiaries of the Company, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

2.16.3.8	Certain actions of the Company require the approval of the Minister of Communications, among them voluntary liquidation, a settlement or arrangement between the Company and its creditors, a change or reorganization of the structure of the Company, a merger and split of the Company.

2.16.4	Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted the Company certain powers in connection with real estate, as set out in Chapter Six of the Law.

The law distinguishes between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a company lawfully established and owned by one of them, and a road ("Public Land"), and other land ("Private Land"). With regard to Public Land, the Company and any person authorized by it, can enter it to perform network deployment and maintenance works and to provide telecommunication services, provided that the deployment is executed according to the provisions of the Planning and Construction Law. The amendment to the Communications Law and the Planning and Construction Law in the Economic Arrangements Law cancel the duty to obtain the approval of the local Planning and Construction Committee, so certain actions do not require a building permit if performed by a license holder that was granted powers under section F of the Communications Law, if carried out according to an approved plan.

A network on Private Land will be deployed according to the provisions of the Planning and Construction Law and requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be.

Under the provisions of the Telecommunications (Installation, Operation and Maintenance) Regulations, 1985, if the Company is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device on the applicant's premises (or shared premises), the Company may request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of the Company, and it may use the device to provide service to other applicants as well.

Under the provisions of the Planning and Construction (Application for a Permit, its Terms and Tees) Regulations, 1970, an applicant for a permit to construct a residential building is required to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, the Company's license was amended (as were the licenses of HOT Telecom and DBS), so that if the Company uses the internal wiring (part of the access network installed in residences and in apartments intended to be used by those residences only) for provision of its services, it is obliged to provide maintenance services for that wiring installed by the permit applicant, without this granting it any proprietary rights in the internal wiring. Pursuant to the hearing published on May 7, 2015 on the subject of wiring in residential buildings, the Ministry of Communications is holding a round table with the Company, DBS, HOT and IBC to reach an arrangement regarding installation of infrastructure in new buildings.

2.16.5	Immunities and exceptions to liability

The Minister of Communications granted the Company certain immunities from liability for from damages listed in Chapter Nine of the Communications Law, in accordance with his authority to grant immunity to a general license-holder.

In addition, Section 13 of the Communications Law contains exceptions to criminal and civil liability for an act done in fulfillment of a directive to provide services to the security forces in that section.

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2.16.6	Regulations and rules under the Communications Law

At the date of publication of this Periodic Report, regulations in three additional and important areas apply to the Company: (1) cessation, delay or restriction of telecommunications actions and services; (2) installation, operation and maintenance; and (3) ways of overseeing the actions of the license-holder.

2.16.7	Antitrust laws

2.16.7.1	The Antitrust Commissioner (in this section – "the Commissioner") declared the Company a monopoly in the following areas:

A)	Basic telephone services, provision of communications infrastructure services, and transfer and transmission of broadcasting services to the public[36].

B)	Provision of high-speed access services through the access network to the subscriber[37].

C)	Provision of high-speed access services for ISPs through a central public telecommunications network.

The Commissioner's declaration of the Company as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings.

2.16.7.2	The Company has adopted an internal compliance procedure containing internal rules, guidelines and an internal reporting and control system, the purpose of which is to ensure that the activities of the Company and its employees are carried out in accordance with the provisions of the Antitrust Law.

2.16.7.3	With regard to the merger between the Company and DBS, see Section 1.1.5.

2.16.7.4	As part of the approval of the merger of the Company and Pelephone on August 26, 2004 (as subsequently amended), restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which the Company is a monopoly, prohibiting the bundling of the supply of certain products by any of the companies when purchasing products or services from the other, and restrictions on certain joint activities.

2.16.7.5	Under the approval of the merger of Walla and the Company of September 12, 2010, terms were imposed restricting discrimination in favor of Walla vis-à-vis its competitors.

2.16.7.6	On October 11, 2011, the Antitrust Authority informed the Company that the Commissioner was considering issuing a ruling in accordance with his powers under Section 43(A)(5) of the Antitrust Law, that the Company had abused its position in contravention of the provisions of Section 29A of the Antitrust Law. The notice stated that the Commissioner is considering stipulating that the Company refused to provide transmission services for the provision of telephony and internet services to Cellcom and Partner. It should be noted that as of October 2010, in accordance with the decision of the Ministry of Communications, the Company provides infrastructure and transmission services to both Cellcom and Partner.

2.16.7.7	On November 16, 2014, the Company received the decision of the Deputy Commissioner of the Antitrust Authority pursuant to Section 43(A)(5) of the Antitrust Law, to the effect that the Company had abused its position as a monopoly and determined unfair purchase and sale prices of a service in a monopoly, in contravention of the provisions of Section 29A to the Antitrust Law 1988 in setting a negative margin by determining lower prices for internet and telephony services than for internet infrastructure only, in a campaign. The decision states that these prices places competitors who wish to offer this service at a disadvantage. On March 20, 2018 a ruling was handed by the Antitrust Tribunal in the appeal filed by the Company against the decision, according to which the decision was dismissed, following a joint motion filed by the Parties. In accordance with the ruling, the earlier decision was null and void, i.e. as though it was never handed.

[36]	Declaration on July 30, 1995.
[37]	On November 10, 2004, the Commissioner split the declaration of December 11, 2000 on internet access infrastructure into two separate declarations (Declarations 2 and 3).

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2.16.7.8	On March 7, 2018, the Company received notification from the Antitrust Authority that the Antitrust Commissioner is considering determining in accordance with her authority under section 43(A)(5) of the Antitrust Law, that the Company abused its position in contravention of section 29A(a) and section 29A(b)(3) of the Law, and to impose financial sanctions on the Company and the CEO for an alleged breach of the provisions of section 29 of the Law and of the provisions of the foregoing sections. According to the notice, the evidence in its possession indicates that the Company allegedly made use of its market strength as a result of its control of the passive infrastructure and has placed obstacles in the way of new players who wish to use the Company’s passive infrastructure to install communications networks that will be used to compete with the Company in providing communications services to consumers, such that this was likely to deter them and prevent them from setting up an independent fixed-line communications network or at least to delay them and limit the scope of the network. According to the notice, the Company’s actions raise concerns of harm to the end consumer. The alleged acts of violation by the Company are blocking access to private areas and demanding the cutting of fibers. In the light of the foregoing, the Antitrust Commissioner is considering whether in respect of the two violations the Company abused its monopoly position, contrary to the provisions of the Law, and is considering imposing an overall fine of NIS 30,953,000 on the Company and NIS 736,800 on the Company’s CEO. Prior to exercising her powers, the Company and CEO have been granted the right to a hearing before the Commission until May 6, 2018. The Company and CEO intend to study the Authority’s notice, exercise the right to a hearing and make their arguments before the Commissioner.

2.16.8	The Telegraph Ordinance

The Government deals with the shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies, and providing incentives for efficient use of frequencies.

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies.

On March 22, 2018, the Economic Arrangements Bill (Amendments for Implementation of the Economic Policy for the 2019 Fiscal Year) 2018, was published, which includes, inter alia, an amendment to the Wireless Telegraph Ordinance. The amendment regulates a series of powers (some of which already exist in legislation or secondary legislation) with regard to wireless devices or base stations that are subject to the Ordinance and licensing, inter alia - the power to grant licenses, power to determine that import and production of devices that comply with the conditions prescribed will not be subject to a license, but rather confirmation of conformity in a short track, powers to exempt from application of the Order, and power to apply the provisions of the Ordinance to devices for transmission of communication signals by electric wire. The powers of the frequencies committee and the supreme frequencies committee, and administrative enforcement are also regulated in the amendment (monetary sanctions).

2.16.9	Setting up communications facilities

2.16.9.1	General

The National Outline Plan for communications, NOP 36 (within the Green Line) and NOP 56 (in the Administered Territories), were designed to regulate the deployment and manner of set-up of communication facilities in a way that would ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards and minimizing the damage to the environment and the landscape, and also to simplify and increase the efficiency of the processes involved in setting up the facilities.

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The classification of the facilities according to their technical variables and physical dimensions, which affect the determination of safety ranges for protection against the effects of radiation and the extent to which they protrude on the landscape, determine which facilities will be included in Part A of the NOP 36 and which in Part B of the Plan.

The Company has erected and is erecting broadcasting facilities and wireless communication facilities for providing broadcasting services to its customers, and uses such communication facilities, mainly for providing services to areas that are not connected to the fixed-line communications infrastructure (remote areas or new towns).

2.16.9.2	NOP 36A

A)	Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations.

B)	The Company has obtained building permits for most of the small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A.

C)	Given the exemption granted under the orders of the Planning and Construction Law and of the Communications Law, the Company believes that it is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.

D)	Since 2008, a draft amendment to NOP 36A (NOP 36/A/1) mainly dealing with changing the guidelines for the licensing of small and miniature broadcasting installations, including determination of different licensing tracks are defined (fast and standard) depending on the location and the public safety range of each installation, and indemnification arrangements for compensation claims under Section 197 of the Planning and Construction Law has been tabled and waiting in the government.

Adoption of the draft and making it binding may give rise to practical difficulties which could impede the Company's ability to provide the public with some of the services it is required by law to provide.

2.16.9.3	NOP 36B

Part B of NOP 36 contains guidelines for setting up large broadcasting facilities. In the January 2008 draft plan (which was presented to the government for approval in August 2010, but is yet to be approved), the definition of a large broadcasting facility was changed so that the licensing of broadcasting facilities which prior to the proposed amendment were classified as large, would be according to NOP 36/A/1 (if and when approved), which does not include transition provisions for an abridged licensing proceeding. The change in definition for small and large broadcasting facilities may give rise to practical difficulties that could impede the Company's ability to provide the public with the services it is required by law to provide.

The January 2008 draft contains a transition provision which is expected to allow grant of a license for existing broadcasting installations even if they do not meet the requirements of NOP 36B, subject to certain terms and restrictions, provided that they are in compliance with the safety restrictions described in the Plan. The January 2008 draft also proposed to include a provision requiring the license applicant (including for existing sites) to provide the local committee with a deed of indemnity for compensation under Section 197 of the Planning and Construction Law, if a court rules against the committee.

NOP 36B has not yet been approved by the government and there is no certainty as to the final text that will be approved.

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The Companies assessments concerning the effect of the amendments to NOP 36 (Parts A and B) on the Company's operations and performance are forward-looking information. These assessments may not materialize, or they may materialize significantly differently than foreseen, in part depending on the final text of the relevant NOP 36. As mentioned above, at this stage, before publication of the final text of the NOP, the Company is unable to estimate the full impact of the amendments on the Company.

2.16.9.4	NOP 56 – Communications facilities in the Administered Territories

NOP 56 came into force in June 2008, and regulates the manner of erection and licensing of communications facilities in the Administered Territories. The Plan contains transition provisions for facilities erected with a permit for small installations.

The Plan also includes a requirement for production of a communications license and receipt of the consent of the Commissioner of Government Property at the Civil Administration.

The Company has arranged the licensing for 76 installations in the Administered Territories, and is in the process of licensing the remaining five installations in the Administered Territories. Moreover, in November 2016, the Company received notification from the Civil Administration (Communications Staff Officer) that it must also arrange the licensing of facilities on the customer's premises (as opposed to the foregoing facilities in the Company's possession). The Company estimates that there are dozens of sites and it has started arranging the licensing thereof.

2.16.9.5	For details on radiation permits for communications and broadcasting facilities, see Section 2.15.

2.16.9.6	Exemption from a permit to add antennas to existing lawful broadcasting facilities

The addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to meeting a combination of conditions and exclusions, which are set out in the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014. The Company is taking the required steps to add antennas to its broadcasting facilities according to the mechanism set out in these regulations.

2.16.10	Consumer legislation

For consumer legislation applicable to the Company, see Section 1.7.4.5.

On August 15, 2017, the Company received a request to produce documents from the Consumer Protection and Fair Trade Authority, whereby the Authority is conducting an investigation against the Company on suspicion of breaches of the Consumer Protection Law. Among other things, the request is for data and detailed information in relation to consumers of surfing packages and/or the Company’s internet infrastructures. The Company provided the documents as requested.

On December 4, 2017, the Company received a demand to produce documents and references from the Consumer Protection and Fair Trade Authority regarding the description of the Company’s cyber service in various advertisements, further to a previous request to receive advertisements about the service. The Company provided the information as required.

2.17	Material Agreements

The following is a brief description of substantial agreements outside the normal course of the Company's business, which were signed in the reporting period and/or which are in force.

2.17.1	For the Deeds of Trust of the debentures (Series 6, 7, 9 and 10) issued by the Company, see Note 13.3 to the 2017 financial statements and section 4 of the Directors Report.

2.17.2	Real estate

2.17.2.1	Asset transfer agreement between the Company and the State, January 31, 1984

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An agreement between the State and the Company, under which the Company was granted the State's rights in assets which the Ministry of Communications used for providing telecommunication services, and the Company assumes the rights of the State in those assets and for the obligations and liabilities relating to those rights immediately prior to implementation of the agreement. Moreover, under this agreement, the State's rights, powers, obligations and duties, as well as the contracts and transactions that were in force for telecommunication services immediately prior to application of the agreement, were transferred to the Company.

2.17.2.2	Settlement agreement dated May 15, 2003 between the Company and the State and Israel Lands Administration, in the matter of rights relating to real estate See Section 2.7.4.3.

2.17.2.3	Agreement between the Company and the Postal Authority dated June 30, 2004

An agreement between the Company and the Postal Authority to define and regulate the rights of the Company and the Postal Authority in their joint assets. The agreement listed the joint assets and defined the part of each party in them. It was determined that each of the parties shall have exclusive rights in its parts, except for the matter of rights in common property, building rights or rights for which there is an explicit other determination. The agreement determines, among other things, a mechanism of right of refusal if a party wishes to make a sale transaction and a priority right for a rental transaction. For a number of additional properties, it was determined that the party with exclusive rights in them, in whole, will be the one named party.

2.17.2.4	The agreement between the Company and Naimi Towers Ltd. for the sale of the property in Sakia - see Section 2.7.4.4.

2.17.3	Employment agreements

2.17.3.1	A comprehensive pension agreement dated September 21, 1989, between the Company, the Histadrut and the joint representation of workers committees, and Makefet Fund – Center for Pension and Compensation Cooperative Association Ltd, provides a full and autonomous arrangement in everything relating to the pension insurance of Company employees. The agreement applies to all transferred employees (who were transferred from the Ministry of Communications to the Company), all of the members of the cumulative pension fund who were employed by the Company on the date of execution of the pension agreement, and all permanent and temporary Company employees, with the exception of special employee groups (students, employees under personal contracts or employees working according to another alternative arrangement).

2.17.3.2	Special collective agreement for early retirement dated November 23, 1997, as amended and extended on September 4, 2000, March 18, 2004, April 17, 2005 and June 28, 2005, between the Company, the Histadrut and the Union.

A collective agreement for early retirement of employees in a pension track and an increased compensation track, under which Company employees retired in the past. The renewed collective agreement of December 2006 mentioned in Section 2.17.3.6 is based, inter alia, on this agreement. For information on this matter and the matter of early retirement, also see Note 16 to the 2017 financial statements.

2.17.3.3	Agreement to affirm rights dated September 4, 2000 between the Company, the Histadrut and the Union.

A special collective agreement relating, inter alia, to affirmation of the rights of the transferred employees (who were transferred from the Ministry of Communications to the Company). This agreement affirms the rights of the transferred employees to any pension right to which they were entitled by power of being former civil servants, under the Company’s pension agreement adopted by the Company as part of its pension agreement. Under this agreement, these rights become "personal rights" which cannot be canceled except by a waiver of personal rights under law (in other words, by personal waiver by the employee himself or herself).

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2.17.3.4	"Generation 2000" agreement dated January 11, 2001 between the Company, the Histadrut and the Union

Following an amendment in July 2000 to the Hiring of Workers by Human Resource Contractors (Amendment) Law, 2000, a special collective bargaining agreement was signed on January 11, 2001 for hiring new employees and stipulating the terms of their salaries. The agreement applies to new employees and employees who were previously employed at the Company through human resource companies, in positions listed in the appendix to the agreement (customer service representatives at call centers, typists, warehouse employees, secretaries, mail sorters and distributors, porters, drivers, forklift operators and others). Under the special collective agreement of December 2006 (see Section 2.17.3.6), it was agreed that the "Generation 2000" agreement would not apply to employees hired by the Company after July 1, 2006. It was also agreed to insert minor amendments into the terms of employment of workers hired under the "Generation 2000" agreement.

2.17.3.5	Agreements with alternative entities that replaced the Makefet Fund in everything relating to early retirement arrangements of Company employees

As of 2005, the early retirement arrangements of the Company's employees is implemented through alternative entities in place of Makefet Fund.

On April 24, 2014, the Company and Menorah Mivtachim Insurance Ltd. signed an agreement regulating pension payments for the early retirement of Company employees and provision for the payment of old-age and survivors’ pensions to employees who retire from the Company under the special collective retirement agreement signed by the Company, the Union and the Histadrut on February 12, 2014. The Commissioner of Insurance approved the policy and it entered into force on March 31, 2016. Accordingly, as of May 1, 2016, Menorah issues policies for retiring employees, and payment of the annuities and related payments is made on the basis of these policies. The agreement period is until the end of 2016 and in February 2017 it was extended for a further three years.

2.17.3.6	With respect to the special collective agreement of December 2006 and its amendments, see Section 2.9.4.

2.17.4	Management agreement

For information about the updated agreement between the Company and Eurocom Communications granting the Company regular management and advisory services for a period of three years as from June 1, 2016 in consideration of NIS 6,432 million per year, see the immediate report dated May 26, 2016 (Notice of convening of a special general meeting), which are included in this report by way of reference.

In view of the restrictions imposed on the activities of the Chairman of the Company’s Board at that time, Shaul Elovitch, and other directors who serve or served at the relevant time on the Boards of the Company and its subsidiaries on behalf of Eurocom Communications due to the investigation being carried out by the Securities Authority (see Section 1.1.6), on September 25, 2017 and on January 29, 2018, the Company’s Board of Directors decided that the amount to be paid to Eurocom Communications under the management agreement for the services of the Interim Chairman of the Board of the Company and the subsidiaries and affiliates for the period from June 20, 2017 through to the end of December 2017 will be 50% of the amount stipulated in the agreement for this period. The other components of the agreement (scope of the consulting services to be provided by Eurocom Communications and information on participation in Board meetings in 2017 (excluding by Shaul Elovitch) were calculated on the basis of actual performance. Taking into account the lack of clarity regarding the position and debt of Eurocom Communications, at this stage the Company has delayed making the payments derived from the above (NIS 680,000), while reserving all of its rights. Regarding the period as from January 1, 2018, in view of the recent change in circumstances the Company will initiate a process of examining revision of the management agreement, so that the parties will enter into negotiations as soon as possible. As a result, payments under the existing management agreement are being withheld until final decisions are made on the matter of amending/revising the agreement. In view of the new investigation opened by the Securities Authority and the police (see section 1.1.6), negotiations have not yet started and Eurocom Communications does not provide chairperson and consultation services.

2.18	Legal proceedings

The Company's reporting policy is based on considerations of quality and of amount. The Company decided that the bar of amount materiality would be events affecting the Company's net profit by 5% or more according to its latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 80 million or more38 before tax (approximately NIS 60 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the above amount bar (and all unless the Company believes the claim has other aspects and/or implications beyond its monetary amount). In regard to class actions, it is noted that submission of class actions in Israel does not involve payment of a free deriving from the amount of the claim. Accordingly, the amount of a claim in claims of this type may be significantly higher than the scope of true exposure for those claims.

[38]	For reviewing claim amounts vis-à-vis this bar, the amounts were linked to the CPI. The amounts noted in this section are the original amounts (without linkage differentials). On the matter of the bar, where similar proceedings take place against a number of companies in the Group, the amount of the claim might be reviewed cumulatively in respect of all the proceedings together. In addition, it is clarified that if certain proceedings relate largely to the same legal or factual issues, or it is known that such issues are reviewed or considered together, then for setting the bar of quantitative materiality as noted in these sections, the amount involved was examined in all those proceedings together.

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Pending proceedings

	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
A.	January 2015	Shareholder v. the Company and Company Officers	District Court (Tel Aviv, Economic Department)	Request to approve a class action

Claim for compensation of shareholders for losses, which according to the claim, were caused by "omissions by the Company to report to the Tel Aviv Stock Exchange (TASE) and to conceal material information from the investors", relative to two significant and material issues: "Reduction of interconnection fees" and the "Reform in the wholesale market".

The members of the represented group are divided into two separate groups:

In regards to the reduction of interconnect fees - any person that purchased Company shares (except the Respondents and/or their representatives) as of February 28, 2013 and held the shares until May 29, 2014; and in respect to the reform in the wholesale market - any person that acquired Company shares (except the Respondents and/or their representatives) as of June 9, 2013 and held the shares (in whole or in part) until the date of submission of the claim or, alternatively, until January 15 to January 20, 2014.

As it emerges from the Company's reports to the public (and as indicated in the petition), the Company reported on these two matters via immediate reports to the public, as well as via its periodic reports (annual and quarterly reports), which included all the material and relevant information relative to these matters, and all reports were lawful.

Approximately NIS 2 billion (based on the Shortage of Money method) and, alternatively, approximately NIS 1.1 billion (according to the Approximate Shortage of Money) method.

B.	March 2015	Shareholder	District Court (Tel Aviv, Economic Department)	Motion for approval of a claim as a derivative claim, including a statement of derivative claim

The claim was fined against the Company, Mr. Shaul Elovitch, the controlling shareholder (indirectly) of the Company and Chairman of its Board of Directors, and Company directors on the relevant dates who voted for the Company's transaction under the application, as set out below ("the Respondents").

According to the allegations in the application, the Company decided, through the Respondents, to enter into a transaction to purchase all the holdings and shareholders loans of Eurocom DBS (a company indirectly controlled by the Company's controlling shareholder) in DBS in return for NIS 680 million in cash and contingent considerations of up to NIS 370 million.

The plaintiff claims that the consideration which is expected to be paid for the transaction is exorbitant and the decisions of the Respondents to enter into the transaction caused the Company great damage after they were in breach of their duty of care and fiduciary duties towards the Company and were negligent in their positions. The plaintiff also alleged that the Company's controlling shareholder violated his duty of fairness and that the Company was in breach of its duty of disclosure and reporting regarding the commitment of the trustee of Eurocom DBS' holdings in DBS to sell the holdings as from the end of March 2015.

In view of the foregoing, the plaintiff requests that the court approve filing of a derivative claim on behalf of the Company against the Respondents for the damage allegedly incurred by the Company as a result of the Respondent's decisions with respect to the transaction of NIS 502 million.

502

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	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)

On January 26, 2017, the court approved submission of a revised motion by the plaintiff that includes further claims relating, inter alia, to the independence of the parties advising the Company, alleged faults in the work of the Audit Committee, Board of Directors and general meeting, and alleged faults stemming from representation of Eurocom by entities serving as directors in the Company.

In view of the Israel Securities Authority investigation, inter alia, in connection with the agreement which is the subject of this claim (see Section 1.1.6) and the ISA’s position that this move should be delayed, the court decided upon a stay of proceedings in this case, at this stage, until March 5, 2018. In March 2018, the Authority submitted its position that the move should continue to be delayed and requested to resubmit its position on the matter by July 17, 2018. A decision on the matter has not yet been given.

For the decision from October 24, 2017, concerning the striking out of three motions to disclose documents prior to filing a motion to certify a derivative claim given that these motions raise factual and legal questions that, in principle, are similar to the questions raised in this motion as well as then application for instructions filed by the Company on January 21, 2018 regarding managing this move together with another motion to disclose documents prior to filing a motion to certify a derivative claim that was filed in December 2017, see subsection L.

C.	August 2015	Customer v. the Company	District Court (Tel Aviv)	Action and request to approve it as a class action

It was alleged that the Company abused its monopoly position to price its services in a manner that restricts the ability of the Company’s competitors to offer fixed-line telephony services at competitive prices. This includes by offering its customers special offers in which it charges a lower price for its fixed-line telephony services than the price charged only for internet infrastructure services, namely for an input which is critical to the activity of its competitors in the market that operate using VoB technology. In this matter it is noted that in November 2014, the Antitrust Authority ruled that the Company abused its position as a monopoly (on which to a large extent the motion to certify is based) (the “Ruling”). The Company filed an appeal with the Antitrust Tribunal against the Ruling and on March 20, 2018 a judgment was handed in the appeal under which the Ruling was canceled, see Section 2.16.7.7. The plaintiff argues that the damage to the public resulting from the above was estimated by reviewing the difference between the fixed-line telephony market price and comparing it with the weighted hypothetical price that would be charged in a market with competition that would lead to a long-term reduction in prices. According to the plaintiff's claims, the members of the represented class are all fixed-line telephony service subscribers, whether provided by the Company or its competitors, including through VoB technology, as of January 15, 2011 until the date of filing the application.

In November 2016, the court approved the Company's motion for a stay of proceedings in the case for reasons of pending proceedings at the Antitrust Tribunal, which is deliberating the issues of the same nature as those at the center of the approval application. As noted above, the Ruling was canceled under this proceeding.

244

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	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
D.	November 2015 and March 2018	Customer v. the Company	Central District Court	Two actions together with motions for their certification as class actions

Motion of November 2015 - It was alleged that the Company abused its position as a monopoly, inter alia, by "preventing and blocking competition in general and effective competition in the Israeli telecommunications market", and acted to delay and prevent the wholesale market reform, thereby causing damage to the Israeli public and earning unreasonable profits only as a result of abusing its power as a monopoly. According to the plaintiffs' allegations, the damage caused by the Company to the communication market in Israel is expressed by the Company's excessive and unreasonable profits and they wish to claim damages of NIS 800 million, which they allege is based on 10% of the Company's surplus operating income stemming from abuse of its monopolistic power. Accordingly, the plaintiffs set the amount of the claim at NIS 556 million, after the amount was reduced in another action (an application for certification of a class action dated August 2015, which is described in section above, for NIS 244 million for claimed abuse of monopolistic power and refers to the Antitrust Commissioner's decision).

It is noted that another motion on the same matter filed against the Company in March 2016 was struck out in May 2016 due to the similarity to the above motion. Subsequently, and for the court’s approval, the above plaintiff filed a motion to certify a class action on the same matter.

In December 2017, the court approved inclusion in the case an immediate report published by the Company on October 22, 2017, in which the Company reported on a final supervision report issued by the Ministry of Communications concerning implementation of the wholesale telephony service and notice of the Ministry’s intention to impose a financial sanction in this matter (on these matters, see Section 1.7.3.5).

Motion of March 2018 - a similar motion to that of November 2015 that was filed by the same plaintiffs also alleging that the Company abused its monopoly position, inter alia, by preventing competition in the telecommunications market, thereby causing damage to the Israeli public and earning unreasonable profits as a result of abusing its power as a monopoly. While the relief and damage claimed in the November 2015 motion related to the period up to the date of filing that motion, in this motion the relief and damage claimed relate to a period from the date of filing the November 2015 motion through to the end of 2017, in view of the plaintiffs' allegation that the Company did not cease the actions alleged against it in the previous motion and in view of the allegation added to the tort, in addition to exploitation of the strength of the Company, "acts of corruption and unlawful activities for proscribed purposes of the Director General of the Ministry of Communications" According to the plaintiffs, the damage caused by the Company to the telecommunications market in Israel is reflected in the excess and unreasonable profitability of the Company. The claimed damage of NIS 258 million, in this motion is also based on 10% of the Company’s surplus operating profit, arising from abuse of its monopolistic strength (in addition to the damages claimed in the previous motion).

556 in the November 2015 motion And 258 in the March 2018 motion.

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	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
E.	June 2016	Customers against the Company, Bezeq International and other ISPs	Central District Court	Action and request to approve it as a class action.	Special motion to certify a class action (filed in June 2016) further to consolidation of several similar motions). It is alleged against the Company that it is intentionally limiting the surfing speed defined for the ISPs and refraining from repairing malfunctions on the matter. Against the ISPs (including Bezeq International) it is alleged that they are misleading their customers regarding the internet surfing speed by selling them packages at a speed that they are unable to provide.	Cannot be estimated

F.	September 2016	Cellcom and Partner	Tel Aviv District Court	Opening order for declarative relief and orders for mandamus against the Company	In the context of the action, the court is asked, inter alia: (1) to declare that the Company is obligated to market those ISPs who are among the Plaintiffs as part of the joint bundles marketed by the Company (“Reverse Bundle”) in an equal manner and in accordance with the Ministry’s instructions, and to instruct the Company to do so. (2) To declare that the obligations imposed on the Company with respect to the supply of managed wholesale broadband access include an obligation to install and connect customers of 013 Netvision and 012 Smile to the Company’s infrastructure up to the first socket in their home, and to instruct the Company to do so. (3) To declare that the Company is obligated to allow the Plaintiffs and/or any one of them to use the passive infrastructure that it owns and to instruct the Company to do so.	*

G.	August 2016 and December 2016	Customer v. the Company	District Court of Tel Aviv and the Central District	Two actions together with motions for their certification as class actions

Two motions claiming that the Company charges a monthly payment of NIS 5.93 for "support and/or liability" as part of using its internet infrastructure, unlawfully and without consent.

Due to the similarity between the motions, the motion was transferred from the Central District Court to the Tel Aviv District Court and a motion was filed to strike out one of the actions.

On March 26, 2017, the court resolved to strike out the later motion (motion of December 2016 for NIS 160 million).

On May 14, 2017, the Company received notice of an appeal (that was filed in the Supreme Court on May 4, 2017) by the plaintiff in the later motion asking to strike out the earlier motion and continue the hearing in the later motion.

* One action for an unknown amount and the other - 160

H.	February 2017	Customer v. the Company	Central District Court	Two motions for certification as class actions

Two motions claiming that the Company collects payment form some of its customers for an anti-virus service, while in practice it does not provide them with such service, and that it starts charging for provision of the service from signing of the agreement with the customers and not from actual provision of the service. Accordingly, the Plaintiff requests requiring the Company to compensate its customers that purchased the service and did not actually receive it for the damages incurred by them, including refunding of amounts collected for the service.

It is noted that in the same month, another action together with a motion for certification as a class action was filed with the Jerusalem District Court on the same matter.

On July 4, 2017, the Central District Court resolved to strike out the later motion (the motion for the amount of NIS 11 million) in view of the similarity between the two motions.

* There is no accurate estimation, estimated at NIS tens of millions. Amount of the additional action - 11

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	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
I.	April 2017 and May 2017	Customers against the Company (motion of April 2017 also against the subsidiary Walla! Communications Ltd., Yad2 and an advertising company owned by Walla).	Tel Aviv District Court	Two motions for certification as class actions

The motion pertains to the Company’s B144 service, which enables businesses to advertise on the Internet (the “Service”). According to the plaintiff, the respondents charged subscribers unlawful charges for the service.

On January 25, 2018, the court resolved, further to motions filed by the Company and other respondents, to dismiss the first motion in limine on grounds that the application does not meet the criteria set out in the Class Actions Law and the existence of flaws in the motion, and in view of the existence of the second motion which is similar to the first (it is noted that in February 2018, the Company was served a motion for exemption of fees and collateral filed in the Supreme Court, probably with regard to filing of an appeal against the resolution. The second motion will continue to be heard in court.

1,110 (based on an estimated 300,000 customers and compensation of NIS 3,700 per customer) in the first motion and the second motion cannot be estimated

J.	June 2017

Shareholders of the Company

Against the Company, Chairman of the Company’s Board of Directors, members of the Company’s Board of Directors, and companies in the Eurocom Group (the first motion also against the CEO of the Company and the CEO and CFO of DBS).

			At the Tel Aviv District Court (Economic Department)	Two motions to certify class actions

The subject of the motions is a transaction from 2015 in which the Company acquired from Eurocom DBS Ltd (a company controlled by the Company's controlling shareholders) the balance of shares of DBS that it held (in this section: "the Transaction”).

The first motion was filed in the name of anyone who acquired Company shares between February 11, 2015 and June 19, 2017 (excluding the respondents and/or those acting on their behalf and/or connected with them). In the motion it is argued that the report concerning the transaction was misleading and/or deficient, and on account of which, due to the opening of a public investigation into the transaction by the ISA, the public has become aware of details concerning the transaction and its implementation, which led to a drop in the Company's share price in the days following the disclosure and analysis of the new information. The plaintiff argues that the respondents acted contrary to the provisions of the Securities Law, and contrary to the provisions of additional laws, and caused holders of the Company's securities heavy financial losses, amounting to millions of shekels if not more.

The second motion was filed in the name of three sub-classes - anyone who acquired (1) shares of the Company, (2) shares of B Communications Ltd, and (3) shares of Internet Gold - Golden Lines Ltd. on the Tel Aviv Stock Exchange between May 21, 2015 and June 19, 2017. The plaintiff argues that the public that invested in these shares was seriously misled, which was uncovered following the opening of a public investigation into the transaction by the ISA on June 20, 2017, whereby the increase in the cash flow of DBS as reported in the Company's financial statements was artificially inflated, according to their claim, thereby misleading reasonable investors who based themselves on DBS cash flow data to estimate its worth, which led to over-valuation of the above companies. The plaintiff also claims additional damage caused to the groups of shareholders in B Communications and Internet Gold-Golden Lines Ltd.

Notably, on October 25, 2017, a ruling was given ordering the striking out of another (third) class action certification motion filed in the same court in July 2017 concerning a transaction for the purchase of DBS shares and a transaction to continue the agreement between DBS and Spacecom, after the court ruled that the above motions should be preferred and after failing to find any added value in the other motion to advancing the class’s interests or facilitating the hearing.

1,300 in the first motion and 568 in the second motion

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	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)

In accordance with a procedural arrangement approved earlier by the court, the plaintiffs agreed in the above motions to administer the motions jointly and they will file a consolidated motion.

On December 10, 2017, the court resolved to postpone the hearing in the case for 4 months after the Attorney General’s attorney submitted his position whereby the hearing in this case should be delayed at this stage for 4 months, to enable the evidence in connection with the ISA investigation (see update to Section 1.1.6) to be examined by the District Attorney’s office, to allow the investigation to be completed to the extent that this is necessary, and so that the District Attorney’s office can formulate its position.

K.	June-August 2017 and a motion from December 2017	Company shareholders against the Company and DBS (not including two motions that were filed only against the Company)	Tel Aviv District Court	Various motions to disclose documents prior to filing a motion to certify a derivative claim under Section 198A of the Companies Law filed further to the ISA investigation

(a) In some of these motions (three in all), the court was moved to instruct the Company (and DBS, as applicable) to submit to the plaintiffs, documents and information in connection with the agreement for the Company’s purchase of DBS, and specifically in connection with the Second Contingent Payment according to that agreement (payment of NIS 170 million which is contingent on DBS meeting free cash flow targets in the period 2015-2017). On October 24, 2017, the court resolved to strike out the three motions after accepting the plaintiff’s request in the motion to certify a derivative action in the matter of an agreement for the Company to purchase DBS (see above - Pending Proceedings subsection b) (“the Earlier Motion”), and this after concluding that these motions give rise to questions of fact and law that are essentially similar to the questions that arise in the Earlier Motion. In its decision, the court also noted that if the plaintiff in the Earlier Motion does not submit a motion to amend the motion for certification (such that it also applies to the matters included in the Disclosure Motions) or, alternatively, it files such a motion and its motion is dismissed, the plaintiffs in the foregoing three motions will have the right to initiate legal proceedings should they so determine.

(b) In some of the motions, the court was moved to instruct the Company (and DBS, as applicable) to submit to the plaintiffs, certain documents in connection with an interested party transaction between DBS and Spacecom from 2013, as amended early in 2017 (in this section: the “DBS - Spacecom Transaction”)[39]. On December 10,2017, the plaintiffs in three motions notified they were “joining forces” and cooperating with each other. A hearing on the question of which motions should be dismissed and which should remain (including with respect to the motion in subsection C below) was held on January 8, 2018 and a ruling on the matter has not yet been given. Further to ISA’s position that in view of the investigation the proceedings in these cases should be delayed, the court ordered the proceedings to be delayed until April 10, 2018.

[39]	Notably, on July 23, 2017, a motion to certify a class action for an amount of NIS 37 million was filed in the District Court (Economic Department) against Spacecom, its controlling shareholders and officers and against the Company’s CEO and secretary on the relevant dates for the claim.

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	Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)

(c) In an additional motion, the court was moved to instruct the Company and DBS to submit to the plaintiffs, documents and information also in connection with the agreement for the Company’s purchase of DBS and in connection with the DBS - Spacecom Transaction. In this motion, the plaintiff wishes to explore the filing of a motion to certify a derivative claim against officers in the Company and DBS who were in breach of their fiduciary duty against the Company in these transactions, according to the plaintiff, where the relief requested is to return all the benefits they received for the positions they held in the Company or DBS (salary, bonuses, management fees, etc.). The court consolidated the preliminary hearing in this case with the preliminary hearing on the motions to disclose documents prior to filing the motion to certify a derivative claim, detailed in subsection (B) above.

(d) Motion from December 2017 - motion to order the Company to disclose various documents to the plaintiff with respect to advance payments on account of the second contingent payment in the YES transaction, claiming that the decision to pay advances and to pay them without any collateral was flawed. On January 21, 2018, the Company filed an application for instructions and requesting the court to strike out one of the two motions, either this motion or the motion to certify a derivative claim in subsection B, since they deal with overlapping issues.

L.	December 2017	Action originally filed in the name of holders of B Communications securities against B Communications and its officers. Under a revised claim, inter alia, DBS and officers (past and present) of DBS and the Company were added for the first time to the list of respondents. The Company was not added to the proceeding.	Court in New York State, USA	Motion to certify a class action

The motion alleges false and misleading declarations made by the respondents concerning the transaction in 2015 in which the Company acquired from Eurocom DBS the balance of DBS shares it held, including in connection with the second contingent consideration paid by the Company in accordance with the terms of the transaction.

According to the respondents, they were made aware of this matter after the opening of the public investigation by the Israel Securities Authority and the price of B Communications securities dropped significantly from that date until September 7, 2017.

Accordingly, the plaintiffs have petitioned the court to order the respondents to compensate the class members for the damages caused to them as a result of the above.

As at the date of publication of this Report, the claim has been served to DBS and to the best of the Company’s knowledge, as well as a number of additional claims.

*

M.	February 2018

Company shareholders against the Company as a formal respondent and against Company directors at the relevant times to the motion and against the controlling shareholders (indirectly) of the Company, Mr. Shaul Elovitch and Mr. Yosef Elovitch (“the Respondents”).

			Tel Aviv District Court - Economic Department	Motion to certify a derivative claim

According to the allegations in the motion, it concerns the Company’s execution of an assessment agreement with the Tax Authority which was signed on September 15, 2016 (“the Assessment Agreement”), whereby the Company paid the Tax Authority NIS 462 million in tax for financing revenue from loans to DBS, whereas on the other hand, it was agreed that DBS’ losses in respect of financing expenses for the Company’s shareholder loans to DBS would be fully recognized for the Company after the merger between the Company and DBS.

65 minimum 219 maximum

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Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)

The plaintiffs claim that as a result of execution of the Assessment Agreement, the Company paid an aggregate of NIS 660 million, of which NIS 462 million was paid to the Tax Authority and NIS 198 was paid to the controlling shareholders as a contingent consideration (“the Contingent Consideration”), which was set out in an agreement for acquisition of all the holdings and shareholder loans of Eurocom DBS (“the DBS Transaction”).

According to the plaintiffs, the Company’s execution of the Assessment Agreement constituted an exceptional transaction of a public company in which the controlling shareholder has a personal interest, and it was unlawfully executed, since it was contrary to the Company’s interests and because the approvals required by law to enter into the transaction were not obtained.

According to the plaintiffs, the damage caused to the Company as a result of execution of the Assessment Agreement ranges between a minimum of NIS 65 million (if the Company will be permitted to offset DBS’ losses with respect to financing expenses) and a maximum of NIS 219 million (if the Company will not be permitted to offset all of DBS’ loses for financing expenses). The alleged damage is estimated by comparing the payments which the Company was charged (the tax liability and Contingent Consideration) and the tax asset created for it in the Assessment Agreement, to the payments it would have been liable for and the tax asset that would have been created for it had it entered into a settlement agreement with the tax authorities proposed by the tax authorities on the date of approval of the DBS Transaction.

The plaintiffs claim that the respondents who are directors violated, inter alia, their duty of caution and fiduciary obligations (and with respect to the respondents who are controlling shareholders of the Company, also their duty of fairness), and accordingly the plaintiffs request that the court approve filing of a derivative claim in the Company’s name against the respondents, and to require them to compensate the Company for the damage allegedly suffered by it as a result of breach of their obligations towards the Company.

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Legal proceedings which ended during the reporting period or by the date of publication of the report

	Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in millions)
A.	July 2012 November 2012 (Two claims that were unified)	Two shareholders vs. Company officers (including those that are no longer in office)	District Court (Tel Aviv, Economic Department) and appeal in the Supreme Court	Derivative claim and request to approve a derivative claim Declarative reliefs

It was argued that members of the Board of Directors were in breach of their duty of caution and fiduciary obligations towards the Company, by approving loans which were not used for the Company's benefit and were designated for the distribution of dividends, and were therefore in a conflict of interests. Alternatively, the Plaintiff alleged that the resolutions passed by the Board of Directors with respect to the aforementioned loans created a tax exposure for the Company due to the fact that the financing expenses are not recognized for tax purposes. Inter alia, declarative relief was requested for nullification of loans taken by the Company from the date of the change of control t, and restitution of dividends by the Company's controlling shareholder.

On September 17, 2014, a decision was made rejecting the two claims, since the court found, inter alia, that it was not proven that the respondents (officers) made their decisions in breach of their duty, or that they deviated from the confines of their prerogative, or that they damaged the Company.

On December 28, 2016, a Supreme Court ruling was handed down in two appeals filed against the District Court's ruling by the Plaintiffs of both motions, unanimously dismissing the appeals after the Supreme Court accepted the Company's arguments and charging the Plaintiffs expenses.

On August 30, 2017, the petition to hold another hearing on the case that was filed by one of the appellants was dismissed.

900, one claim 2,640 (net) in the other

B.	June 2016	Customer v. the Company	Tel Aviv District Court	Action and motion for certification as a class action.	It was alleged that the Company was deceptive by offering a campaign to upgrade the internet surfing speed to certain customers without any additional fee and it subsequently actually charged some of the customers. On April 3, 2017, a ruling was handed down on this action certifying the plaintiff’s application to abandon the motion to certify the claim as a class action and dismissing the plaintiff’s personal claim, and this after, in its response, the Company drew attention to advertisements in which it had specified the exclusions to the campaign.	112

C.	August 2016	A customer v. the Company and an ISP	Tel Aviv District Court	Action and motion for certification as a class action

It is argued, inter alia, that the defendants act unlawfully with respect to the transfer of internet subscribers from one ISP to another in that the subscriber is not disconnected immediately from the abandoned ISP and as a result is charged twice for the same service.

On September 13, 2017, a ruling was given approving the plaintiff’s withdrawal from the motion.

*

D.	February 2017	HOT v. the Ministry of Communications and others (including the Company)	Supreme Court	Petition to the Supreme Court	A demand for a hearing regarding the wholesale market prices for HOT, inter alia, claiming that the prices which are expected to be fixed are lower than the cost price for HOT. On May 8, 2017, the petition was dismissed.

*	The amount of the claim is not indicated, or the claim is not a financial claim.

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2.19	Business Goals and Strategies

2.19.1	Forward-looking information

The following review of Company strategy includes forward-looking information as defined in the Securities Law, and involves assessments about future developments in the economy in general relating to customer behavior and needs, the pace of adoption of new services, technological changes, regulatory policy, marketing strategies of competitors, and the effectiveness of the marketing strategy of the Company.

The Company's strategy and the business objectives stemming from it are based on internal research, secondary sources of information, and primarily – the reports of research companies, publications about the activities undertaken by similar communications operators in Israel and around the world, and the work of consultants who assist the Company.

Nevertheless, it is far from certain that the strategy and the main activities described here will actually be implemented or implemented in the way described. The circumstances that could lead to non-implementation of the strategy or even its failure lie in the general condition of the economy, frequent technological changes, regulatory constraints, the formation of a sustainable business model for new services that the Company intends to provide, and a superior marketing strategy by competitors. In addition, a change in ownership of the Company could result in a change in its strategy and its business objectives.

2.19.2	Strategy summary and intentions for the future

2.19.2.1	Vision and purpose

The Company's objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. The Company's objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. In the private sector the Company provides such solutions for the home; in the business sector the Company provides a smart network on which a range of advanced services operate. As from 2016, the Company started providing smart communication services on an IOT platform, to homes, businesses and municipalities (on this matter, see Sections 2.1.4.2 and 2.2.5).

The objective: to maintain the Company’s competitive position and continue being the customer’s first choice in telephony, internet and telecommunications. To attain this goal, the Company has set itself a number of challenges:

A)	Preservation of leader status in an environment of intensifying competition (leader in service and strengthening of perceived values – innovative products, reliability, proximity to the customer);

B)	Encouraging the recruitment of new customers and fidelity motivators among existing customers;

C)	Creation of new sources of income by launching new services and products;

D)	Ongoing adaptation of the organization to the competitive and technological environment and operational excellence.

2.19.2.2	Means

To implement this strategy and attain these objectives, the Company uses and will continue to use the following means:

Business customers

To offer diverse bundles of products and services that meets the business needs of the customer;

To provide integrated telecommunications solutions according to customer needs, while applying a strategy of commitment to service quality and availability;

To encourage customers to migrate from basic services to managed solutions for organizational and inter-organizational connectedness.

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Private customers

Wider bandwidth of customers and sale of advanced products and services on the new NGN;

Supply of differential debit tracks to suit customer needs;

Strengthening the positioning of the Company's telephony services, with emphasis on advanced applications and the penetration of advanced terminal handsets.

Levering Group assets for the purpose of providing the customer with a comprehensive communications solution.

Network

In order to attain its strategic objectives, the Company is working on improving the existing network and adapting it to its business goals, including by the deployment of optical fibers and by investing in the heart of the network. See also Sections 2.6.6.2 and 2.7.2 on the subject of NGN and deployment of optical fibers.

2.19.3	Development trends in the company's business

2.19.3.1	The Company is working to increase the data-transmission rates in the services it provides to its customers. The Company is working to increase data transfer speeds in the services it provides for its customers, and its marketing initiatives aim to transfer customers to faster Internet surfing speeds. For its business customers, the Company is also launching transmission and data communication services at high speeds and in a range of interfaces and managed services.

2.19.3.2	The Company is working to continue integrating into IP applications. To achieve this, it has established an IP network company to serve as a platform for the services it provides today and those it intends to provide in the future.

2.19.3.3	The Company markets fixed-line and wireless home network services for surfing from a number of computers simultaneously, as well as additional services (Bphone, Bcloud, Free Wi-Fi, and Bhome).

2.19.3.4	The Company has launched a range of debit tracks for telephony services alongside its basic tariff structure, so as to increase the extent of use of its services and vary the offering of tracks based on the needs of the customers.

2.19.3.5	The Company markets bundles that include additional services to those of the Company (see Section 1.7.2.2).

2.19.4	Main projects – planned and in progress

At the end of 2015, the Company completed deployment of the NGN everywhere. With regard to the Company’s deployment of an optic network as close as possible to the customer’s premises, see Section 2.7.2.

The Company is also developing and implementing advanced computer systems, among them a network engineering management system, and a service order and delivery management system.

2.20	Risk Factors

The Israeli market in which the Company operates is essentially stable. Nevertheless, there are risk factors stemming from the macroeconomic environment, from the unique characteristics of the industry in which the Company operators, and risk factors that are unique to the Company, as described in the following sub-sections:

2.20.1	Competition

The competition in the domestic fixed-line communications industry has recently intensified, both on the part of other domestic carriers, first and foremost HOT (holder of a general license), and on the part of cellular operators, and it strengthened significantly upon implementation of the wholesale market by communications groups and other communications operators (holders of a special or unified license) competing with the Company in selling end-to-end service packages based on the Company's infrastructures at prices prescribed by the regulator and not as commercial terms determined in negotiations (see Section 1.7.3). Over half a million customers have switched to receiving wholesale internet services provided on the Company’s network, while the Company has no connection with such customers. It is possible that there will be competition also from potential infrastructure owners (see Section 2.6). This has led to the churn of some of the Company's customers and lowering of prices for part of the Company’s services and to a rise in the costs of acquiring new customers and retaining existing ones. The entities competing with the Company at present or those that might compete with it in the future, benefit from greater business flexibility than the Company, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services (see Sections 1.7.2 and 1.7.3). The ability of HOT to offer such packages ("Triple Play" and even more) with tariff flexibility compared with the restrictions that prevent the Company from doing the same, harms the Company's ability to compete.

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2.20.2	Government supervision and regulation

The Company is subject to government control and regulation relating, among other things, to the licensing of operations, setting permitted areas of operation, setting tariffs, operation, competition, payment of royalties, providing universal service, holding its shares, relations between the Company and its subsidiaries and a ban on ceasing or limiting its services (which could oblige the Company to provide services even in circumstances which are not economically worthwhile) – for details, see Section 2.16. This control and regulation result at times in government intervention that the Company believes impedes its business activities. In this regard, the Company is exposed to the imposition of various sanctions by the Ministry of Communications, including fines (see Section 1.7.4.6).

In addition, the Minister of Communications has the authority to change the terms of the Company's license, get involved in existing tariffs and marketing offerings, and impose instructions on the Company. Significant changes in the regulatory principles applicable to communications as a whole and to the Company in particular, could oblige the Company to make changes in its strategic plans, and harm its ability to plan its business activities for the long term. On possible changes following the development of a competition policy document, see Section 1.7.3. For possible restrictions by virtue of the Market Concentration Law on the renewal of licenses and allocation of new licenses, see Section 1.7.4.7.

2.20.3	Tariff regulation

The Company’s tariffs for its main services, including interconnect fees and price for use of the Company’s infrastructure and network, are subject to government control and intervention. The Minister is authorized to intervene in existing tariffs and marketing offers and impose instructions on the Company (see Section 2.16.1). On average, the Company’s controlled tariffs erode in real terms. Significant changes in controlled tariffs, if implemented, could have a materially adverse effect on the Company’s business and results. Regarding the uncertainty about the supervision mechanism of Company's controlled tariffs and their revision, see Sections 1.7.3 and 2.16.1. Additionally, the restrictions applicable to the Company in marketing alternative payment bundles may make it difficult for the Company to provide an appropriate competitive solution to market changes and are materially manifested compared to those competing with the Company basis of its infrastructures in the sale of end-to-end service packages using wholesale BSA services supplied by the Company. If the approval and examination mechanism established by the Ministry of Communications with regard to reducing margins in the Company’s packages and tracks is implemented (see Section 1.7.3.2). In the context of the implementation of a wholesale market, the Ministry of Communications has the power to set the price for which the Company will sell its services to license holders. The low prices determined may adversely affect the Company's level of revenues and profits and its ability to recover its investment (for the wholesale market, see Section 1.7.3).

2.20.4	Labor relations

The Company's implementation of human resources and organization plans (including retirement plans and restructuring), involves coordination with the workers and significant costs, including compensation for early retirement. The implementation processes of such plans are liable to cause unrest in labor relations and to be damaging to the Company regular activities – see also Sections 2.9.3, 2.9.6 and 2.17.3.

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2.20.5	Restrictions on relations between the Company and companies in Bezeq Group

Structural separation - The Company's general license obliges it to ensure that its relations with its main investees in the Group do not result in preferring them over their competitors. Separation is required between the managements of the Company and those companies, as is separation between the business, financial and marketing systems, assets and employees, which causes duplication and high administration overheads. In addition, at this stage the Company is limited in its ability to offer joint service bundles with those companies (see Section 1.7.2). Due to entry of companies into direct competition with the Company based on the provision of a service bundle to the customer and the option of providing wholesale services for offering customers end-to-end services, and due to the Company's assessment regarding utilization of DBS' losses for tax upon cancellation of the separation obligation and merger with the Company (see Note 6 of the 2017 Financial Statements), the risk that this factor will affect the Company's operations and results has increased. Nonetheless, on the matter of the possibility that in the future the Group will be granted a permit to provide non-divisible bundles of services and cancellation of the structural separation, and for information about additional changes deriving from the wholesale market, see Sections 1.7.2 and 1.7.3.

2.20.6	Legal proceedings

The Company is a party to legal proceedings, including class actions, which could result in it being ordered to pay significant sums, most of which cannot be estimated, and therefore, no provisions have been made in the Company’s financial statements for most of them. In addition, the Company's insurance policies are confined to defined cover limits and to certain causes, and might not cover claims for certain types of damages. In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may reach substantial amounts. In addition, since the Company provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve the Company as a party to such proceedings. For a description of legal proceedings, see Section 2.18.

2.20.7	Exposure to changes in exchange, inflation and interest rates

The Company measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. The Company's exposure to changes in currency exchange rates against the shekel is low. The Company's exposure to inflation rates is high, and therefore the Company takes steps to cover part of the inflation exposure. In addition, the Company has exposure to changes in the interest rates in relation to its borrowings. On this matter, see also Note 29 to the 2017 Financial Statements.

2.20.8	Electromagnetic radiation and licensing of broadcasting facilities

The subject of the electromagnetic radiation emitted from broadcast facilities is regulated mainly in the Non-Ionizing Radiation Law (see Sections 2.15 and 2.16.9). The Company is working to obtain permits to set up and operate its various broadcasting installations; however, the difficulties it faces in this area, including difficulties stemming from the change in policy by relevant entities and amendments to statutes and standards, could impact adversely on the infrastructure of these installations and on the regularity of provision of services using them, and as a result, on the Company's revenues from these services. The Company's third-party liability policy does not currently cover liability for electromagnetic radiation.

2.20.9	Frequent technological changes

The communications sector is characterized by frequent technological changes and the shortening of the economic life of new technologies - see Section 2.1.4. The significance of these trends creates a need to invest numerous resources in technology upgrades, a lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technologies and networks owned by the Company, the cost of investment in which is still recorded on its balance sheets.

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2.20.10	Dependence on macro-factors and on levels of business activity in the economy

Stability in the financial market and the strength of economies in countries around the world, have recently been subjected to high volatility. So far, the Israeli economy has displayed economic resilience, reflected in further economic expansion, maintaining low levels of unemployment and inflation rates within government targets. Nevertheless, further rising of housing prices, global economic shocks and uncertainty in the political and defense arenas may cast doubt over a continuation of these trends. The Company estimates that if the local market slides once again – following external or internal events – into a slow-down and a worsening of business activity, then its business results will be harmed, inter alia, as consequence of poorer revenues (including revenues from affiliates) or due to an increase in the Group's finance costs.

2.20.11	Failure of Company systems

The Company provides services using various infrastructure systems that include, among others, exchanges, transmission, data communication and access systems, cables, computerized systems, physical infrastructures and others. Some of the Company's systems have backups, but nevertheless, damage to some or all of these systems, whether due to a technical fault or natural disaster (earthquake, catastrophe, fire), whether due to damage caused to the physical infrastructures by the communications providers using them or whether due to malicious damage (including through cyber attacks and penetration of viruses), could cause extreme difficulties in providing service, including if the Company is unable to repair the systems.

It is noted that a significant part of the Company's activities (consolidated) are in its subsidiaries. The risk factors of these companies and the assessments of their managements as to the risk factors, are described in Sections 3.19, 4.15 and 5.19.

The following table rates the effects of the risk factors described above on the Company's activities, in the estimation of its management. It is noted that this assessment of the extent of the impact of a risk factor reflects its extent assuming it is realized, and does not assess or give weight to the likelihood of its realization. The order in which the risk factors appear above and below is not necessarily according to the rate of risk.

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Table of risk factors - Domestic fixed-line communications40

Extent of risk factor's impact on Company activities
	Major	Moderate	Minor
Macro risks
Exposure to changes in exchange, inflation and interest rates			X
Dependence on macro-factors and on levels of business activity in the economy		X
Sector-specific Risks
Increasing competition	X
Government supervision and regulation	X
Tariff control	X
Electromagnetic radiation / Licensing of broadcasting facilities		X
Frequent technological changes		X
Risks unique to the Company
Exposure in legal proceedings		X
Difficult labor relations		X
Restrictions on relations between the Company and companies in Bezeq Group	X
Failure of Company systems	X

The information included in this Section 2.20 and the assessments regarding the impact of the risk factors on the Company’s operations and business constitute forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, the Company’s assessments of the market situation, its competitive structure, and possible developments in this market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in one of the factors taken into account in making them.

[40]	It is clarified that the Group Companies' assessments of the impact of the risk factors in the table (in this section and in sections 3.19, 4.15 and 5.19) did not estimate the probability of the realization of the risk factor but rather, the impact of the risk factor on the relevant company should it be realized. It is also noted that some of the Group Companies make estimates of the probability of the scenarios of some of the risk factors mentioned in these sections for certain internal needs of their own, but no orderly estimate is made at the Group level of all the risks listed in the tables in this and the aforementioned sections.

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3.	Pelephone – Mobile radio-telephone (cellular telephony)

3.1	General information about the area of operations

3.1.1	Pelephone’s segment of operation

Pelephone provides cellular communications services, and sells and services terminal equipment. Pelephone's services are described more fully in Section 3.2. Pelephone is wholly owned by the Company.

3.1.2	Principal legislative restrictions and special regulations that apply to this sector

3.1.2.1	Communications and mobile telephony licensing laws

Pelephone's operations are regulated and controlled under the Communications Law and subsequent regulations, the Wireless Telegraph Ordinance, and the cellular license that it holds. The cellular license prescribes conditions and guidelines that apply to Pelephone's activities, (for details, see Section 3.14.2).

3.1.2.2	Tariff control

The interconnect fees (supplementary call and text message (SMS) fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations. The other rates fall under certain regulatory control as regulated under the mobile telephony license and the Communications Law (see section 3.14.2).

3.1.2.3	Environmental laws and planning and construction laws

The set-up and operation of a wireless communication infrastructure, including cellular communications, is subject to the provisions of the Non-Ionizing Radiation Law and the required Ministry of Environmental Protection permits, and the provisions of planning and construction laws (see Section 3.13.1).

3.1.3	Changes in the scope of activity in the sector

For financial information regarding the scope of Pelephone’s operations, see section 3.3.

Revenue from services

The mobile radio telephony segment is extremely competitive (see section 3.6). Competition in this sector has led to high subscriber churn between the cellular operators and erosion of their revenues, and to an increase in the internet browsing volume included in the base package that has caused significant erosion of the average revenue per user (ARPU). The growth in the number of subscribers in the past two years has compensated for price erosion, halting the erosion of Pelephone's revenues, which it has experienced in recent years. In the Reporting Period, revenues from mobile radio services amounted to NIS 1,782 million compared with NIS 1,818 million in 2016 and NIS 1,999 million in 2015.

The chart below shows the changes in the erosion of revenues from services in each of the years 2013 through 2017 compared with the preceding year (in NIS millions):

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The chart below shows the changes in the erosion of revenues from services in each of the quarters of the last two years compared with the corresponding quarter (in NIS millions):

With regard to revenue from hosting services see section 3.4.

Revenues from sales of terminal equipment and electronic equipment

Opening of the market to parallel imports and opening of multiple stores selling terminal equipment has led to a decline in the sales of cellular handsets and terminal equipment by the cellular operators. Abolishing of purchase taxes on imported terminal devices in 2017 further contributed to a decline in turnover (see section 3.2.2). To minimize damage to revenues, Pelephone increased the range of equipment it sells and it also sells non-cellular electronic equipment. The launching of Chinese brands alongside the launch of lower price models of devices of other manufacturers has led to a decline in the average revenue per device. In February 2016, Pelephone launched a private brand of terminal equipment (GINI) that includes several models of devices (see section 3.2.2). Pelephone's revenue from terminal electronic equipment in 2017 amounted to NIS 764 million, constituting 30% of its total revenues compared with revenues of NIS 812 million in 2016, constituting 31%. Most terminal and electronic equipment is sold on installments.

The decrease in terminal equipment sales over the years has led to a decrease in trade receivables as well as a decline in trade payables to terminal equipment suppliers.

3.1.4	Market developments and changes in customer characteristics

The cellular market growth rate is lower due to penetration rate saturation41. Penetration rate at September 30, 2017 was 122%.

3.1.5	Technological changes than can affect the segment of operation

The cellular telecommunications market is dynamic with frequent technological developments in all areas of operation (handsets, telecommunications network technologies and value added services). These developments impact the segment of operation on a number of levels:

3.1.5.1	Establishment of cellular networks using advanced technologies

Technology developments and the desire to widen the range and quality of services offered to the customer, require the cellular operators to periodically upgrade their network technologies. The cellular networks in Israel operate primarily using the UMTS/HSPA and LTE technologies, which are planned for upgrade to the LTEA (LTE Advanced) technology.

[41]	Penetration rate - the ratio between the number of subscribers in the market and the total population in Israel (excluding foreign workers and Palestinians, although they are included in the number of subscribers).

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Since 2014 Pelephone has been extending its LTE network and as of Reporting Date, the network is available in most parts of the country and Pelephone is continuing to extend it to the rest of the country. As of 2017, Pelephone operates the three technologies: MIMO4x4, Beam Forming and Quam 256 enabling performance improvement and increased browsing speed on fourth generation websites. These technologies have been recognized by the GSA as technologies that affect quality of the speed, and Pelephone is known as the only company in Israel and one of only 39 cellular companies worldwide to operate these technologies. Furthermore, in 2017 Pelephone began integrating Carrier Aggregation technology (that enables optimal utilization of the frequency spectrum and increases browsing speed) at some of its sites.

On April 20, 2017, permission was received from the Ministry of Communications to operate the LTE Advanced technology (LTEA). As of Reporting Date, the financial investment in this technology is not expected to significantly increase the scope of Pelephone's current investments. Pelephone estimates that the investment required for upgrading to the LTEA technology constitutes a forward looking statement. The actual investment could be different to that forecast.

Pelephone constantly reviews new technologies that come onto the market and the need to upgrade its existing network technologies, depending on the competitiveness of the market and the economic viability of the investment in such technologies. With regard to the frequency restrictions see section 3.14.1.2.

3.1.5.2	Increase in consumption of browsing volume

The introduction of smartphones continues to increase the consumption of data transmission services, coinciding with the increase in supply of apps and video services. In addition, there has been an increase in the rate of smartphones that support LTE technology, a technology that allows better browsing. This increase has led to a further increase in consumption of 4G Data.

3.1.6	Critical success factors

3.1.6.1	Nationwide deployment of an advanced high-quality cellular network, regular maintenance of the high standard network and regular substantial investments in cellular infrastructure for both high quality country-wide coverage and for providing customers with the most advanced services using cutting edge infrastructures and technologies (also see section 3.7.1).

3.1.6.2	Extensive and varied distribution channels

3.1.6.3	Diverse range of sales channels, including digital channels, allowing effective and quality support and service to a large range of customers.

3.1.6.4	Adapting the cost structure and streamlining operations allowing Pelephone to confront the increased competition.

3.1.6.5	A Brand that represents a high quality, reliable and state-of-the-art network.

3.1.6.6	Top-notch and skilled work force.

3.1.7	Main entry and exit barriers[42]

3.1.7.1	Main entry barriers are:

A)	Market penetration rate saturation (see section 3.1.4).

B)	The need for a mobile telephony license, allocation of frequencies that involve vast costs due to, among other things, the shortage of these resources (see section 3.14.1.2) and the regulatory supervision (see section 3.14.2).

C)	The need for significant financial resources for ongoing large-scale investments in infrastructures, which are affected by frequent technological developments (also see section 3.7.1.4).

D)	The difficulty involved in setting up radio sites due to regulatory restrictions and public opposition.

[42]	Some of the foregoing entry and exit barriers apply partially and to a limited extent to the virtual operators.

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3.1.7.2	Main exit barriers are:

A)	The large investments and the time required to recoup them.

B)	The commitment to provide customers with services is due to the terms of the mobile telephony license and agreements made in accordance with those terms.

3.1.8	Structure of competition in the sector and changes occurring in it

3.1.8.1	General

As of Reporting Date there are five operators with mobile telephony license in the cellular telecommunications market in Israel (Pelephone, Cellcom, Partner, Golan Telecom and HOT Mobile) and a few MVNO operators with mobile telephony licenses for hosting on another network (virtual operators). In addition, it should be noted that, according to media announcements, another company, Marathon 018 is expected to begin operating as a sixth operator with mobile telephony license during the course of 2018. The extreme market competition is reflected in the high subscriber churn between operators, substantial erosion of rates and profit margins.

3.1.8.2	Infrastructure sharing

Infrastructure sharing allows consolidation of the cellular operators' sites and substantially reduces the operating and maintenance costs of the radio sites of each operator. To the best of Pelephone's knowledge, as of Reporting Date, infrastructure sharing on the market are as follows:

A)	Partner and HOT Mobile operate under radio segment infrastructure sharing through a joint company that received a special license for providing radio cellular infrastructure services to cellular operators.

B)	Cellcom and Marathon 018 engaged in a network sharing agreement, subject to obtaining the approval of the Ministry of Communications.

C)	During the Reporting Period, Golan Telecom hosted on Celcom's network and this, to the best of the Company's knowledge, without a network sharing agreement. At the same time, since Electra's acquisition of Golan Telecom, Golan Telecom, Electra and Cellcom engaged in a network sharing agreement (that was approved by the Ministry of Communications).

3.1.8.3	Virtual operators - MVNO

To date, several MVNO licenses have been granted to virtual operators. Only a few MVNO licenses are active on the market.

For additional information about the structure of competition, see section 3.6.

3.2	Services and products

3.2.1	Services

Description of the services Pelephone provides for its subscribers:

3.2.1.1	Package services that include:

1.	Basic telephone services (VOICE) – basic voice services, call completion and auxiliary services such as call waiting, follow-me, voice mailbox, voice conference call and caller ID, MMS multimedia messages and more.

2.	Browsing and data communications services –internet browsing using 3G and 4G mobile devices.

3.	Messaging service – a service for sending and receiving SMS text messages.

b.	Content services - Pelephone offers its customers content services such as Pelephone cloud backup, anti-virus and cyber protection services, viewing of various television channels (Super TV) and a music library (Musix) that enables listening to a variety of music via mobile phone and PC.

c.	Roaming services - Pelephone offers roaming services to customers traveling to countries throughout the world by using their own personal handset, with roaming coverage in more than 220 countries. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

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d.	Servicing and repair services – Pelephone offers expanded repair and warranty services; for a monthly fee entitling the customer to mobile handset repair and warranty services, or for a one-time payment at the time of repair.

Pelephone provides these services to its subscribers and also provides some of them under hosting agreements.

3.2.2	Products

Terminal equipment – Pelephone offers various types of mobile phones, car handsets, hands-free devices, and accessories that support its range of services. Pelephone also offers its customers other terminal equipment such as tablets, laptops, modems, television sets, game consoles and related electronic equipment.

In 2016, Pelephone launched a private brand of terminal equipment (GINI).

In April 2017, the Finance Minister announced an economic plan that includes, inter alia, the elimination of import duties and purchase taxes. As part of this plan, the Finance Ministry decided to abolish purchase tax on imported mobile devices, which was 15% of the value of the device.

3.3	Income from products and services

Breakdown of Pelephone's revenues from products and services (in NIS millions):

Products and services	2017	2016	2015
Revenue from services	1,782	1,818	1,999
Percentage of Pelephone's total revenue	70%	69.1%	69.2%
Revenue from products (subscriber equipment)	764	812	891
Percentage of Pelephone's total revenue	30%	30.9%	30.8%
Total revenue	2,546	2,630	2,890

3.4	Trade receivables

Breakdown of revenue from customers (in NIS million):

Products and services	2017	2016	2015
Revenue from private customers	1,541	1,616	1,750
Revenue from business customers*	1,005	1,015	1,140
Total revenue	2,546	2,630	2,890

*	Revenue from business customers include revenues from hosting agreements.

At the end of 2017 Pelephone has 2.5 million subscribers.

It is noted that Pelephone has 770,000 pre-paid subscribers (customers who pay for communications services in advance), the revenues from these customers are not material in relation to Pelephone's total revenues.

In addition to Pelephone's foregoing subscribers, who are end customers actually using Pelephone's network, Pelephone provides services under hosting agreements to other cellular operators that use Pelephone's network to provide services to their customers. Most of the income in 2017 and 2016 came from Rami Levy.

3.5	Marketing, distribution and service

Pelephone's distribution network includes more than 450 points of sale at which it is possible to join Pelephone's services. The point of sale network is diverse and includes stores and stalls operated by Pelephone, retail chains that market Pelephone products and 28 customer service and sales centers deployed around the country that engage in sales, repair of devices and customer retention. In addition, Pelephone operates an internal and external telemarketing network. As a rule, these dealers are paid a commission on sales.

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In the past year Pelephone continued expanding its distribution network. Pelephone’s subscriber service network includes online channels, including Pelephone’s website and 12 call centers.

3.6	Competition

3.6.1	General

The numerous cellular operators on the market, resulting from the regulatory measures adopted by the Ministry of Communications in recent years to increase competition in the cellular market, led to strong competition that has continued in 2017 as well. The ongoing trend led to high subscriber churn among the cellular operators and to a decrease in prices of cellular service packages, resulting in significant erosion of rates and profit margins, on the private customer market as well as the business customer market.

To compensate for the erosion of package prices, Pelephone adopted a growth strategy along with streamlining measures and adjusted cost structure.

Pelephone's foregoing estimates are forward-looking information, as defined in the Securities Law. These estimates may not materialize, may materialize in part or in a manner materially different from that forecast.

Breakdown, to the best of Pelephone's knowledge, of the number of subscribers of Pelephone and of its competitors in 2016 and 2017 (thousands of subscribers, approximate).

		Pelephone	Partner	Cellcom	HOT Mobile	Golan Telecom	MVNOs (1)	Total subscribers in market
As at December 31, 2016	No. of subscribers (2)	2,400	2,700	2,800	1,450	850	210	10,400
	Market share	23.1%	25.9%	26.9%	13.9%	8.2%	2%
At Sept 30, 2017	No. of subscribers (2)	2,480	2,680	2,800	1,560	900	230	10,650
	Market share	23.3%	25.2%	26.3%	14.6%	8.5%	2.1%
(1)	Most of the MVNOs are private companies which do not publish figures regarding the number of their subscribers and these figures are based on estimates.
(2)	The number of subscribers as of September 30, 2017 and December 31, 2016, are based on the public reports issued by Cellcom, Partner, HOT Mobile and Golan Telecom (in Electra’s financial reports).

3.6.2	Infrastructure sharing agreements and providing right of use of networks

To the best of Pelephone's knowledge, as of Reporting Date, active radio segment network sharing agreements are as follows:

3.6.2.1	Partner - HOT Mobile

According to the radio segment network sharing agreement between Partner and HOT Mobile, Partner and HOT Mobile established a joint company that obtained a special license for providing radio infrastructure services to a MVNO operator, for 10 years. The purpose of the company, which is held by Partner and HOT Mobile in equal shares, is to maintain and develop one advanced cellular network for both companies and to operate the radio segment jointly.

3.6.2.2	Golan Telecom - Cellcom - Marathon 018

Golan Telecom, Celllcom and Marathon 018 engaged in agreements for radio network sharing and/or hosting. As aforesaid, Marathon 018 is not yet operating in the market, however according to medial announcements it is expected to begin operating in 2018.

Pelephone is not party to a network sharing agreement, therefore it does not benefit from the savings of a shared radio network, but on the other hand it has exclusive control of its cellular network, maintenance of its technological channel and the scope of its investments.

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In addition, the inventory of frequencies available to Pelephone is likely to be small compared to that of some of its competitors, which could give it less flexibility in network management.

3.6.3	Positive and negative factors that affect Pelephone's competitive status

3.6.3.1	Positive factors

A)	An extensively deployed high quality cellular network.

B)	Its positioning as a high-speed, cutting edge cellular network. With regard to a report published by the global GSA organization see section 3.1.5.1.

C)	Positioning as a secure network

D)	The diverse and widespread distribution system operates through call centers and numerous points of sale that are operated by Pelephone, external resellers and through leading retail outlets.

E)	A broad service network and diverse customer service interfaces, enables a high level of customer service.

F)	The sale of sub-brands through designated selling channels alongside the Pelephone brand.

G)	Robust equity structure and positive cash flow.

3.6.3.2	Negative factors

A)	As a subsidiary of the Company, Pelephone is subject to regulatory restrictions for entering other areas of operation and expanding the service bundles it can offer its customers, which do not apply to its competitors.

B)	Restrictions of joint activities with the Company, including marketing of joint service bundles (see section 1.7.2).

C)	The establishment, operating and maintenance costs of Pelephone's cellular networks are expected to be much higher compared with the competitors that operate through infrastructure sharing.

3.7	Property, plant and equipment

Pelephone’s property, plant and equipment include its core network infrastructure equipment, radio sites, electronic equipment, computers, motor vehicles, terminal equipment, office furniture and equipment and leasehold improvements.

3.7.1	Infrastructure

3.7.1.1	Pelephone currently operates communications networks using two main technologies:

A)	LTE 4G technology is based on GSM standards. The advantages of this technology are larger data communication capacity and faster download rates than with the 3G technologies. All the terminal devices that support this technology also support the 3G technologies and the transition between the technologies is seamless.

B)	The UMTS/HSPA technology is based on GSM 3G standard. This technology is globally widespread, and enables subscriber identification and services to be provided through a SIM card, which can be moved from one handset to another. This technology supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps.

3.7.1.2	In June 2017, Pelephone discontinued operation of the CDMA network, in accordance with the amendment to its license.

3.7.1.3	As of the date of publication of this report, the infrastructures for Pelephone's networks are mainly based on two switch farms, which are connected to more than 2,300 sites.

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3.7.1.4	Launching of the LTE network

Under an agreement from 2014, L.M. Ericsson Israel Ltd. (“Ericsson”) serves as Pelephone's supplier for deployment of its 4G LTE radio network.

In recent years Pelephone has invested in deploying its fourth generation network and upgrading with new Beam Forming, Carrier Aggregation Quam 256 and MIMO4x4 technologies (see section 3.1.5.1). Pelephone estimates that the expected scope of its investments in the network in 2018 will not differ significantly from its investments in 2017 and as at Reporting Date, Pelephone does not expect a significant increase in the scope of its investments in infrastructure, other than certain possible exchanges of frequencies in accordance with the requirements of the State (see section 3.19.3G and other than additional investment in frequencies if such frequencies relevant to Pelephone are offered to tender.

In addition, over the coming decade Pelephone will be required to continue establishing new broadcasting sites, among other things to comply with the terms of its mobile telephony license.

Pelephone’s foregoing estimates concerning the costs of setting up the LTE network and payment period are forward-looking information, based on Pelephone’s forecasts and assessments, in part, regarding the speed of expanding and updating the network.

3.7.2	Premises used by Pelephone

Pelephone does not own land, and leases premises from others, including the Company, for its operations. Below is a description of the main premises used by Pelephone:

3.7.2.1	The premises Pelephone uses for setting up its communications sites and network centers, as referred to in section 3.7.1, are spread throughout the country and are leased for varying periods (in many cases, for 5 years with an option to extend for a further 5 years). With regard to licensing of the sites, see section 3.14.3.

3.7.2.2	Pelephone has a permit agreement with the Israel Lands Authority (ILA) for the use of land for erecting and operating telecommunication sites that regulates, among other things, permit fees for such use through to December 31, 2019.

3.7.2.3	Pelephone's head offices are in Givatayim and cover a total area of 17,800 sq.m. The term of the lease is until December 31, 2020, and includes an option for early termination of the agreement, under certain conditions, from December 31, 2018.

3.7.2.4	For its sales and service operations, Pelephone leases 52 service centers and points of sale throughout the country.

3.7.2.5	Pelephone has other lease agreements for warehouses (including its main logistics center where the central laboratory for repairing customer devices is located), offices, call centers, and two switch farms that it uses for its operations.

3.8	Intangible assets

3.8.1	icenses

For details about Pelephone's mobile telephony license and its license to operate in the Administered Territories, see section 3.14.2.

3.8.2	Frequency usage rights

Under its mobile telephony license and the Wireless Telegraph Ordinance, Pelephone has rights of use of frequencies in the 850 MHz and 2100 MHz spectrums to operate its UMTS/HSPA network, and in the 1800 MHz spectrum for operating its LTE technology network (see also section 3.1.5). During the course of 2017 Pelephone returned two 1 mega bandwidth frequencies in the 850 Mhz spectrum to the national pool of frequencies and towards the end of April 2017 it received a temporary allocation of 5 mega bandwidth on the 1800 Mhz spectrum. This allocation is for limited use and for a limited period and will expire at the end of 2019 or earlier, according to the conditions specified in the allocation.

For further information regarding the shortage of frequencies in Israel and the implications for Pelephone, see sections 3.14.1.2 and 3.6.2. For information concerning exposure to disruptions in the frequency ranges used by Pelephone, see section 3.20.3G.

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3.8.3	Trademarks

Pelephone has a number of registered trademarks, its primary trademark is "Pelephone".

3.8.4	Software, computer systems and databases

Pelephone uses software and computer systems, some under purchased licenses and others that were developed by Pelephone's IT department. Many of these licenses are limited in time, and are periodically renewed. The primary systems used by Pelephone are: Oracle Applications ERP system and Amdocs customer management and billing system.

3.9	Human resources

3.9.1	Organizational structure

Pelephone's organizational structure at reporting date:

3.9.2	Collective agreement

On April 27, 2017, a new collective labor agreement was signed by Pelephone and the New General Federation of Workers (“the Histadrut”) and Pelephone’s workers’ committee, replacing the collective agreement that expired on December 31, 2016. The main points of this agreement are:

1.	The agreement applies retroactively from January 1, 2017 and up to December 31, 2019. After this date, the agreement will be extended automatically for 18-month periods, unless one of the parties gives notice that it wishes to change it.

2.	The inclusion of mechanisms which include the Committee in decisions concerning the termination of permanent employees, the implementation of disciplinary measures against them and restructuring of the organization, while allowing for administrative flexibility which would make it possible to operate in a competitive and dynamic market.

3.	The determination of quotas for streamlining-related dismissals and annual salary increments, various financial benefits and annual bonuses based on Pelephone’s business results to be given to employees during the term of the Agreement. The ongoing costs of the agreement are not materially different from the previous collective agreement.

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3.9.3	Inventory of positions

Breakdown of the number of employees at Pelephone, based on organizational structure.

	Number of employees
Department	December 31, 2017	December 31, 2016
Management and HQ*	217	189
Marketing	51	48
Private customers	1,293	1,367
Business customers	349	353
Logistics and terminal equipment	202	202
Engineering and information systems	439	435
Total	2,551	2,594

Under the collective agreement the Company employed security and sanitation staff who were previously employed as outsourcing staff.

The total number of employees in the above table includes employees employed in part time positions. The total number of positions43 at Pelephone at December 31, 2017 was 2,139 (at December 31, 2016 - 2,176).

3.9.4	Terms of employment

The majority of Pelephone's employees are employed under monthly or annual contracts, based on the professions and positions in which they are employed. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. The rest of Pelephone's employees are employed under a monthly agreement.

3.9.5	Announcement of a labor dispute

On January 31, 2018 Pelephone was informed by the New General Federation of Workers - Cellular, Internet and High-Tech Workers Union, that a labor dispute was announced pursuant to the Settlement of Labor Disputes Law, 1957 and a strike starting February 15, 2018. According to one statement, the matter under dispute is the workers demand for consultation and negotiations regarding the sale of the controlling shares of Bezeq to new controlling shareholders and the arrangement of their rights under it. According to another statement, the matters under dispute are: organizational and structural changes, expansion of services and outsourcing that impact the employment security of the Company's employees, without prior negotiations with the representatives of the employees.

3.10	Suppliers

3.10.1	Suppliers of terminal equipment

Pelephone purchases some of the terminal equipment and accessories from various importers in Israel and worldwide, and others it imports independently. In addition, Pelephone sells terminal equipment and accessories on consignment with the right to return terminal equipment to the suppliers. The agreements with most of the suppliers are based on framework agreements that set out, among other things, the supplier's technical support for the terminal equipment it supplies, the availability of spare parts and repair turnaround, as well as the supplier's product warranty as required by law. Most of these agreements do not include a purchase commitment on Pelephone's part, purchases are made on a regular basis by means of purchase orders based on Pelephone's needs.

[43]	The number of positions at Pelephone were calculated as follows: Total monthly work hours divided by the standard monthly work hours.

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In the event of termination of an engagement with a supplier of certain terminal equipment, Pelephone can increase quantities of terminal equipment purchased from other suppliers or purchase terminal equipment from a new supplier.

On October 1, 2016 a new agreement came into effect with Apple Distribution International ("Apple") for the purchase and distribution of iPhone, under which Pelephone undertakes to purchase a minimum annual quantity of phones over an additional period of three years at the manufacturer's current prices at date of purchase.

Pelephone estimates that, as in recent years, these quantities will constitute a significant number of the devices it expects to sell during the term of the contract.

The information in this section includes forward looking information based on Pelephone's past experience, estimates and projections. The actual outcome may differ significantly from the foregoing estimates, taking into account, inter alia, changes that may apply to the business conditions and consumer demand for Apple products.

In 2017, Pelephone's purchases from Apple accounted for less than 10% of its total purchases from all its suppliers. Other than Apple, the distribution of the purchase of terminal equipment among the suppliers is such that it does not create any significant dependence on a particular equipment supplier or model.

3.10.2	Infrastructure suppliers

The UMTS/HSPA and LTE network infrastructure equipment are manufactured by Ericsson. Pelephone has long-term agreements with Ericsson for maintenance, support and upgrading of software for the UMTS/HSPA and an agreement for the acquisition of the 4G LTE networks with Ericsson, and in its opinion, it may become dependent on Ericsson regarding support for this network and its expansion. In addition, the cellular network uses transmission, for which the Company is Pelephone's main supplier.

3.11	Working capital

3.11.1	Credit policy

Credit in handset sales transactions – Pelephone grants most of its customers who purchase cellular handsets an option to spread payment up to 36 equal installments. In order to reduce its possible exposure from providing its customers credit, Pelephone acts according to a credit policy that is reviewed from time to time. Pelephone also examines the financial stability of its customers (based on parameters that it sets).

Pelephone discounts customers' debts arising from the sale of terminal equipment in transactions paid by credit card in installments. The discounting transactions are carried out on a no-recourse basis.

Credit in monthly billing for cellular services – Pelephone customers are billed once a month in billing cycles on different days throughout the month, for service consumption during the previous month.

From most of its suppliers, Pelephone receives credit for periods ranging from 30 days to EOM + 92 days.

Breakdown of average customer and supplier credit in 2017:

	Credit In NIS millions	Average credit days
Customers for sales of terminal equipment (*)	896	366
Customers for services (*)	247	43
Trade payables	332	42

(*)	Net of doubtful debts.

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3.11.2	Fair Credit Law

The Fair Credit Law was legislated in August 2017. The law cuts (statutorily) the interest rate ceiling that may be charged for credit transactions, and sets it at the Bank of Israel interest + 15%. The law applies to all credit transactions, other than types of transactions that are specifically excluded. The Law applies to transactions to be executed in November 2018. In so far as these transactions are not irregular, the Law is relevant to Pelephone’s operations with regard to the sale of devices, accessories and other equipment, in installments for which the interest rate is higher than the foregoing statutory rate. The Law is not expected to have a material effect.

3.12	Taxation

See Note 7 to the 2017 financial statements.

3.13	Environmental risks and means for their management

3.13.1	Statutory provisions relating to the environment applicable to Pelephone's operations

The broadcasting sites used by Pelephone are "radiation sources" as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the addendum to the law, requires a radiation permit.

The law prescribes a two-step licensing mechanism for obtaining a radiation source operating permit under which the applicant first applies for a permit to construct a radiation source ("the Erection Permit”), which will be in effect for no more than three months and may be extended by the Commissioner for up to nine months, then for a permit to operate the radiation source ("the Operating Permit”), which will be in effect for five years or as otherwise determined by the Minister for Environmental Protection.

With regard to the Erection Permit, by law provides that the permit is contingent upon assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source when in operation, including in the event of a malfunction, and the required measures for limiting the levels of exposure of human beings and the environment to the expected radiation from the radiation source when operating, including implementation of technological means that are in use ("the Limiting Measures”).

With regard to the Operating Permit, the law provides that the permit is contingent upon application of the Limiting Measures and to measuring the levels of exposure of human beings and the environment to the radiation generated while the radiation source is operating. The law further provides that the Operating Permit is contingent upon presentation of a licenses under the Communications Law and in certain cases, also of a construction permit pursuant to the Building and Planning Law.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

It should be noted that regulation of the maximum permissible human exposure levels to radiation from a source of radiation and the safety ranges from communication broadcasting installations, including a limit on the placing of radiation masts on roof terraces, is still making its way through the Knesset’s interior Committee for Environmental Quality, as part of a proposed amendment to the regulations under the Non-Ionizing Radiation Law, which was accompanied by disagreements between the government ministries.

In January 2009, the Radiation Supervisor at the Ministry of Environmental Protection published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular antennae. Discussions are underway regarding these ranges following the World Health Organization's International Agency for Research on Cancer (IARC) announcement to the effect that radio frequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans (Group 2B)44.

It is also noted that the Ministry of Environmental Protection operates continuously to supervise and monitor the broadcasting sites to check that they comply with the provisions of the Law.

[44]	In this matter, it should be noted that from time to time, various documents are published on the websites of the Ministry of Environmental Protection at www.sviva.gov.il and of the World Health Organization at www.who.int.

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Cellular services are provided through a cellular phone that emits non-ionizing radiation (also known as electromagnetic radiation). Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone) 2002, specify the maximum permitted radiation level for a cellular phone which is measured in units of Specific Absorption Rate (SAR) and requires that Pelephone informs its customers accordingly. To the best of Pelephone knowledge, all the cellular phones that it markets comply with the relevant SAR standards. Also see section 3.19.2(F).

3.13.2	Pelephone's environmental risk management policy

Pelephone conducts periodic radiation tests to ascertain its compliance with permitted operating and international standards. These tests are outsourced and carried out by companies authorized by the Ministry of Environmental Protection. Pelephone applies an internal enforcement procedure for monitoring implementation of the provisions of the Non-Ionizing Radiation Law, under the supervision of a senior manager. The purpose of the procedure is to assimilate the provisions of the law and limit the possibility of violation.

3.13.3	Transparency for consumers

Pelephone is subject to relevant laws prescribing obligations to publicize and inform customers about the radiation sources that it operates and from the mobile handsets that it supplies. Pelephone publishes information on its website regarding the SAR levels emitted from cellular phones and Ministry of Health regulations regarding preventive caution to be taken when using cellular phones.

3.14	Restrictions on and control of Pelephone's operations

3.14.1	Statutory limitations

3.14.1.1	Communications Law

The cellular services provided by Pelephone are subject to the provisions of the Communications Law and its regulations. For details of the cellular permit granted to Pelephone under the Communications Law, see section 3.14.2.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

3.14.1.2	The Wireless Telegraphy Ordinance

The Telegraphy Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies, as part of its infrastructure. Setting up and operating a system using radio frequencies is subject, under the Telegraph Ordinance, to receiving a license, and the use of radio frequencies is subject to designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies.

Due to the current shortage of frequencies for public use in Israel (among other things, because of the designation of numerous frequencies for security uses), the government limits the number of licenses granted for the use of frequencies. With regard to the implications of the frequency shortage for Pelephone, see section 3.6.2.

For the allocation of radio frequencies to Pelephone, see section 3.8.2.

3.14.1.3	The Non Ionizing Radiation Law

With regard to facilities that emit electromagnetic radiation see section 3.13.

3.14.1.4	Consumer legislation

Pelephone's operations are subject to the Consumer Protection Law, which regulates the obligations of an operator vis-à-vis consumers (see section 1.7.4.5).

3.14.1.5	Change in interconnect fees (call completion fees)

Interconnect rates are fixed by the regulator. For details, see section 1.7.4.1.

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3.14.2	Pelephone's mobile telephony licenses

3.14.2.1	General

Pelephone's mobile telephony license and its general license for providing cellular services in Judea and Samaria are valid through September 202245.

Breakdown of the primary provisions of Pelephone's mobile telephony license:

A)	Under certain circumstances, the Minister may modify the terms of the license, restrict or suspend it, and in certain instances even revoke it.

B)	The license is non-transferable and contains restrictions on the acquisition or transfer (including by way of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including a pledge on said means of control, unless the Minister has given prior consent.

C)	Pelephone is obliged to provide interconnect services to all other operators at equal terms and it must refrain from any discrimination in carrying out such interconnect service.

D)	Pelephone is required to refrain from granting infrastructure service priority to an affiliate licensee company (as defined in the license) over another licensee.

E)	Pelephone may not sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, other than certain exceptions as set out in the license.

F)	In times of emergency, whoever is statutorily competent shall have the authority to issue Pelephone with certain instructions on its mode of operation and/or manner of provision of services (see section 3.19.2II).

G)	The license stipulates the types of payments Pelephone may bill its subscribers for with regard to cellular services, and the reports it is required to submit to the Ministry of Communications. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

H)	The license obligates Pelephone to a minimum standard of service.

I)	To secure Pelephone's undertakings and to compensate and indemnify the State of Israel for any damage that may be caused by acts committed by Pelephone, Pelephone is required to furnish bank guarantees to the Ministry of Communications for NIS 84 million.

3.14.2.2	Functional continuity in emergency situations

For details, see section 1.7.4B).

3.14.2.3	Ministry of Communications decision regarding amendments to the license

During 2017 and 2018 the Ministry of Communications issued new guidelines that include dozens of changes to the cellular operators' license regarding various issues relating to their ongoing handling of customers (including the way billing data is presented, method for joining services, pro rata charges, options for canceling services, etc.). Implementation dates were staggered and Pelephone has implemented some of the amendments and is preparing to implement new amendments.

3.14.3	Site construction licensing

Pelephone’s cellular service is provided, inter alia, through cellular sites deployed throughout Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of cellular services necessitates setting up cellular sites, configuration changes and changes in existing deployment of antennae.

Pelephone uses two main types of broadcasting sites along two tracks: macro sites that require a building permit from planning and construction committees (see reference to NOP 36) and wireless access devices (“Access Devices”), which are exempt from a building permit under the Communications Law and the Building and Planning Law ("the Exemption Provision”).

[45]	The text of Pelephone's mobile telephony license is published on the Ministry of Communications website at www.moc.gov.il. The Judea and Samaria license is subject (with certain changes) to the provisions of the mobile telephony license.

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Building permits for erecting a cellular broadcasting facility under NOP 36:

Licensing for the construction of cellular broadcasting sites that require building permits is governed under NOP 36, which came into force in 2002.

The licensing procedure under NOP 36 requires, among other things, that the following permits be obtained: a. An erection and operating permit from the Ministry of Environmental Protection, as set out in section 3.13.1; b. approval of the Civilian Aviation Administration in certain cases; c) IDF approval.

In addition, by law, as a condition for obtaining a permit for erecting a cellular communications broadcasting facility a deed of indemnity must be submitted to the local committee for impairment compensation claims. At the date of this update, Pelephone has deposited 234 such indemnity notes with various local councils.

Despite NOP 36 in its current format, Pelephone (and to the best of its knowledge, also its competitors) encounter difficulties in obtaining some of the required permits, and in particular permits from planning and construction authorities.

In view of the criticism against NOP 36 by various entities, a proposed amendment of NOP 36 was published ("Proposed New NOP 36/A"), which is more stringent and onerous that the current version, and could make the options for obtaining construction permits for cellular sites using this track more difficult. The amended NOP 36 is currently pending government approval.

Access devices exempt from building permits

The second track under which Pelephone sets up broadcasting sites is the access installation track. Access installations are subject to obtaining specific radiation permits, but are exempt from obtaining a construction permit provided that they are erected in accordance with the conditions that are set out in the exemption provision (section 266C to the Law).

Some local authorities have disputed the applicability of the exemption provision on cellular network access installations and their use. Pelephone's position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. Appeals have been filed against some of these rulings and decisions, some of which are still pending before the Supreme Court.

Furthermore, a petition is pending with the Supreme Court regarding this exemption and other matters connected to granting of permits for access installations tracks. Following this petition and due to the opinions of various people, in 2010 a draft Planning and Building Regulations (Construction of a Cellular Wireless Communication Access Installation) 2010 (“Access Installation Regulations”). The draft Access Installation Regulations determine restrictive conditions for application of the building permit exemption for a wireless access installation.

In view of the delays in the legislation process, the HCJ handed a temporary injunction (that was amended further to a request for relief filed due to the dragging of proceedings) forbidding building permit exempt erection of additional wireless access installations used by holders of mobile telephony licenses for providing cellular services (but nonetheless, they may, under certain conditions, inter alia, for changing transmission capacity of existing cellular access installations, to change the location of cellular access installations located on the roof of buildings, to change the azimuth of an existing cellular access installation, to move up to 10% of the existing cellular access installations to a different location, and this until the permanent arrangements set out in the draft Access Installation Regulations come into effect or until another decision is taken regarding this matter.

Pelephone believes that if the Access Installation Regulations are approved as proposed, the option of using the building permit exemption track in order to erect cellular access installations will be severely restricted. A restriction of this track, together with the proposed tightening of the terms for construction of base sites in the parallel Proposed New NOP 36A track is likely to lead to noticeable tightening of obstacles restricting the construction of new broadcasting sites and access installations, and even to have an adverse effect on the quality of the cellular network.

At reporting date, Pelephone operates 436 wireless access installations.

Pelephone’s ability to maintain and preserve the quality of its cellular services as well as its coverage is based partly on its ability to construct cellular sites and install information equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the permits and approvals required may have an adverse effect on the existing infrastructure, network performance and on the construction of the additional cellular sites required by the network.

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Inability to resolve these issues in a timely manner is liable to prevent the achievement of the service quality targets laid down in the mobile telephony license.

A few sites constructed years ago still lack approvals from the Civil Aviation Administration and the IDF, even though applications for such approvals were submitted a long time ago. Furthermore, there are administrative or other delays in some of the building and planning committees for issuing building permits for sites. Consequently, Pelephone operates several broadcasting sites that have not yet been granted the requisite building permits.

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases, it has led to the issuing of demolition orders of sites or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

At the reporting date Pelephone has succeeded in most of the above cases in refraining from demolition or delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licensing. These understandings did not require admission of guilt and/or conviction of Pelephone's officers. Notwithstanding, there is no certainty that this situation will continue in future, or that there will be no further cases where demolition orders will be issued and indictments will be filed because of building permits, including against officers.

Like other cellular operators in Israel, Pelephone might be required to dismantle broadcasting sites before the requisite approvals and permits have been obtained, on the dates stipulated in the law. Pelephone uses access installations to provide coverage and capacity for highly populated areas. If legal grounds are established requiring the simultaneous demolition of sites in a given geographic area, service in that area may deteriorate until alternative broadcasting sites can be established.

3.14.4	Antitrust

The terms of the merger between Pelephone and the Company include various restrictions regarding cooperation between the companies (see section 2.16.7.4).

3.14.5	Standardization

Pelephone conducts routine durability and quality control tests of its facilities. The quality control and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides.

Pelephone complies with the 2015 version of Israeli ISO 9001 requirements for mobile radio telephony (cellular) services and undergoes periodic inspections by the Institute of Quality & Control (IQC) for verifying compliance with the standard. The current IQC approval is valid until December 2019.

Once a year, an inspection is conducted to ensure that Pelephone's operations comply with the requirements of the standard. The last test for 2017 was carried out in January 2018 and passed successfully.

3.15	Material Agreements

3.15.1	For information regarding the agreements with Ericsson, see section 3.10.2.

3.15.2	For information regarding the agreement with Apple, see section 3.10.1.

3.15.3	In July 2016 an agreement was signed between Pelephone and the Ministry of Finance Accountant General (the "Accountant General"), under which Pelephone will provide mobile telephony services to State employees for an estimated 100,000 subscribers for three years (with the State's option of extending it for up to a total period of 45 months in addition to the 36 basic months). Under the agreement, Pelephone provides devices to some of the Accountant General subscribers, in accordance with the provisions of the agreement.

3.15.4	For information regarding the agreement with the Israel Lands Administration, see section 3.7.2.2.

3.15.5	With regard to the collective agreement between Pelephone and the New General Federation of Workers and the Pelephone Workers Committee, see section 3.9.2.

3.16	Legal proceedings[46]

Legal claims have been filed against Pelephone as part of the normal course of its business, including motions for certification as class action suits.

[46]	For information concerning reporting policies and materiality, see section 2.18.

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3.16.1	Pending legal proceedings

Breakdown of proceedings for claims in material amounts and claims which could have material implications for Pelephone's operations:

	Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
1.	Aug 2010	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimant claims that Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The motion also contains relief for an order instructing Pelephone to cease charging its customers VAT for such services that they use outside Israel, and an order instructing that the moneys collected to date be refunded. In August 2014 the Court dismissed the application for recognition. In October 2014 an appeal of the ruling was filed. On February 3, 2017, a Supreme Court ruling was handed down according to which the applicants’ appeal to dismiss the decision was accepted and the hearing will be returned to the District Court for ruling on the question of whether VAT was unlawfully collected in respect of overseas cellular services. According to the Supreme Court ruling, if the District Court rules in favor of the issue and Pelephone is required to refund the collected VAT to its customers, a claim for indemnification against the Tax Authority will be possible for these amounts that it will be required to refund. Furthermore, it was determined that in the context of prepaid service bundles for use overseas, the VAT rate is zero. According to Pelephone’s initial estimate, the implication of the Supreme Court ruling is that the results of the aforementioned process will have no significant repercussions for Pelephone.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.

2.	May 2012	Customer v. Pelephone	District (Tel Aviv)	Financial class action suit	The claimant alleges that Pelephone does not inform customers wishing to join its services using a handset that was not purchased from Pelephone, that if the handset does not support the 850 MHz frequency, they will only get partial reception over one frequency rather than two. In March 2014, the court certified the claim as a class action, and this subsequent to Pelephone announcing its agreement (for reasons of efficiency) to conduct the claim as a class action, while retaining its arguments.	Approximately 124

3.	December 2012	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone allowed unlawful charging of subscribers for mobile content services that were not ordered, by the content service company, E-interactive.	Approximately 107

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	Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
4..	November 2013	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not grant the same perks to all its customers, thereby distinguishing between those customers that they allege Pelephone considers to be highly valuable and others, which they claim is in breach of Pelephone's license and the law. They also request as remedy that Pelephone refrain from granting such perks. A stay was ordered for hearing the case for six months in order to enable the Ministry of Communications to formulate its position on the matter following the RFI hearing that the Ministry is conducting.	Approximately 300

5.	July 2014	Customer v. Pelephone and other mobile telephony companies.	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone, together with three other mobile telephony companies, registered subscribers for content services without obtaining their consent and in contravention of the law, and thereby creating a "platform" for iQtech Group to unlawfully charge tens of thousands of people for content services.	Approximately 100 with regard to the mobile telephony companies and 300 against all the defendants.

6.	May 2015	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not offer "Walla Mobile" tracks to all its existing customers and those who join are subscribers who want to transfer to a different track, and that this in in violation of the provisions of the license that obligates equality, and thereby it misleads its customers. The proceedings in the case were consolidated with another case (section D above) due to the similarity between the proceedings.	The amount of the claim is not stated, but the application is estimated to be in millions of shekels.

7.	October 2016	Customer v. Pelephone, Partner and Cellcom	District (Lod)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that the defendants do not allow their subscribers to make full use of their overseas package and this through discriminatory terms under which the package can be used for a very short period (between one week to one month only) and that at the end of that period, the unused balance of the package expires and no reimbursement is given.	The amount of the claim is not stated, but is estimated in the tens of millions of shekels.

8.	Sept 2017	Customer v. Pelephone	District Court (Nazareth)	A financial claim filed with a motion to certify it as a class action.	The plaintiff argues that Defendant fails to block access to foreign internet browsing services for its subscribers who did not purchase a package for web-browsing abroad or who asked for voluntary access to the surfing services, and that it charges these subscribers retroactively when they purchase a web-browsing package and after accumulating a debt for browsing services. The plaintiff argues that Pelephone therefore practices unjust enrichment.	Approximately 262.5

9.	October 2017	Customer v. Pelephone, Partner and Partner	Central District	A financial claim filed with a motion to certify it as a class action.	The plaintiff claims that the Defendants make unlawful use of their customers’ location data, thus violating the agreements with them, the operating licenses and various laws, including the Protection of Privacy Law, 1981.	Approximately 850

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3.16.2	Legal proceedings that ended during the Reporting Period

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
1.	December 2015	Customer v. Pelephone	District (Lod)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone violated the mobility plan/rules. Thus, when attempting to move to another operator (the receiving operator) the applicant found out that she was deliberately blocked by Pelephone (the deserted operator) from moving. When calling Pelephone to clarify the issue, she found out that the unacceptable reason for blocking her was an attempt to retain her and prevent her from moving to a competitor. Furthermore, injunctions are sought to prevent such blocking. On March 28, 2017, the court approved abandonment of the motion, striking out of the motion for certification and dismissal of the Plaintiff’s personal claim.	The amount of the claim is not stated, but is estimated in the tens of millions of shekels.

1.	May 2016	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone opted subscribers to its Smart Call service without their consent or their knowledge, and this in contravention of the provisions of the law, including its license and the Smart Call service portfolio. On May 7, 2017 the Court approved the withdrawal of the applicant from the motion to certify a class action against Pelephone and dismissed his personal claim against it.	Approximately 200

3.	June 2016	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimant alleges that Pelephone overcharges for calls made overseas to Israel in the overseas Travel track and charges at the higher rate for a direct dialing call instead the rate for a call via the savings service, and this only because of the fact that the calls were dialed using the 972 code, as the phone numbers are saved in the claimant's phone. On June 4, 2017 the court handed a ruling dismissing the motion to certify and dismissed the claimant’s personal claim without awarding costs.	Approximately 86

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3.17	Business strategy and goals

Pelephone's strategic goals are its focus on mobile telephony, to continue its customer base growth in distribution channels and terminal equipment sales by developing promoting new products and services and developing network technologies. To provide excellent services and improve business results.

3.18	Anticipated developments in the coming year

In 2018, a number of factors are expected to affect Pelephone’s activities, the main ones being:

3.18.1	To continue competition and to increase added value for the customer.

Pelephone expects that in 2018 subscriber churn will continue and competition will focus on increasing added value and browsing volume in the packages offered to the customers.

3.18.2	Cellular network and product innovations

In 2018, Pelephone expects to continue investing in its LTE mobile telephony network and establishing its position as a high speed, top quality and cutting-edge network. Concurrent with investments in the network, Pelephone is expected to continue promoting a number of services and products that will enable an increase in revenues and increase its image advantage over the competitors: cyber services, SIM data and big data solutions, IOT, further focus on large-scale launches and development of the online store.

3.18.3	Increase in subscriber consumption of Pelephone services

Pelephone expects that as a result of the increase in browsing volume offered in its packages and the increase in number of subscribers using the 4G network, the upward trend of online data communications consumption will continue.

3.18.4	Digital transformation

In 2018 Pelephone is expected to promote and develop its online service and sales channels.

3.18.5	Distribution channels

In 2018 Pelephone is expected to continue to establish and expand its distribution channels.

Pelephone's above assessments of developments during the year to come are forward-looking information as defined in the Securities Law. These assessments are based, inter alia, on the state of competition in the cellular sector, the existing regulatory situation and the manner in which innovative changes are implemented in regulation. These assessments may not materialize or may materialize in a manner materially different from that described, depending, inter alia, on the structure of competition in the market, changes in consumption habits of cellular customers, technological and regulatory developments in the sector.

3.19	Discussion of Risk Factors

Risk factors deriving from the macro-economic environment, the unique qualities of the sector in which Pelephone operates, and risk factors specific to Pelephone.

3.19.1	Macroeconomic risks

Exposure to changes in exchange rates – Pelephone is exposed to exchange rate risks as most of its terminal equipment, accessories, spare parts and infrastructure equipment are purchased in USD, whereas Pelephone's revenues are in NIS. Erosion of the NIS against the USD may affect Pelephone's profitability if it is unable to adjust selling prices at short notice.

3.19.2	Sector-specific risks

A.	Investments in infrastructure and technological developments – the cellular market in Israel and worldwide is characterized by substantial capital investments in the deployment of infrastructure. The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time.

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B.	Customer credit – Pelephone’s sales of terminal equipment are mostly credit-based. Most of this credit, which is not covered by either insurance or sureties, is exposed to risk. It is noted that the credit is spread among a large number of customers and Pelephone's collection mechanisms are efficient and competent.

C.	Information security and customer data protection - Pelephone operates information security systems to protect against unauthorized hacker access to the network and/or critical systems. Hacking events could impair performance or adversely affect Pelephone's business.

In May 2018, provisions concerning privacy protection will come into force under the Protection of Privacy Regulations (Information Security) 2017 (the “New Regulations”) that are expected to significantly affect the operations of many companies. The New Regulations apply to various companies, where some of them apply to all types of databases and others are relate to the level of database security.

D.	Regulatory developments – the industry in which Pelephone operates is subject to legislation and standardization relating to issues such as the environment, increased competition, tariffs, product warranty and repair, etc. Regulatory intervention in the industry may materially impact Pelephone's structure of competition and operating costs.

E.	Competition - the cellular market in Israel is highly saturated and fiercely competitive with a large number of operators, and is exposed to risks resulting from technological and regulatory developments. The costs of establishing, maintaining and operating a mobile telephony network pro rata to the number of subscribers is expected to be higher for Pelephone if it will not be allowed to operate under some form of network sharing model.

F.	Electromagnetic radiation – Pelephone operates hundreds of broadcasting facilities and sells electromagnetic radiation emitting terminal equipment (see Section 3.13). Pelephone is taking measures to ensure that the levels of radiation emitted by these broadcasting facilities and terminal equipment do not exceed the radiation levels permitted in the Ministry of Environmental Protection guidelines (the levels adopted are based on international standards). Even though Pelephone acts in accordance with the Ministry of Environmental Protection guidelines, if health risks are found to exist or if the broadcasting sites or terminal equipment are found to emit radiation levels exceeding the permitted radiation standards, thereby constituting a health hazard, this may have an adverse effect due to reduced consumption of Pelephone’s services, difficulty in renting sites, compensation claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity deposited with the planning authorities with respect to section 197 of the Building and Planning Law. Pelephone’s third-party liability policies do not currently cover electromagnetic radiation.

G.	Site licensing – establishing and operating cellular antennae require building permits from various planning and building committees, a process that involves, inter alia, obtaining several approvals from State entities and regulatory bodies. For further details of the difficulties Pelephone encounters when erecting and licensing sites, see section 3.14.3. These difficulties may impact the quality of the existing network and especially the deployment of the new network.

H.	Serious malfunction of information systems and engineering systems - Pelephone's information systems are networked throughout the country through designated communications lines and through the internet. Pelephone's business is highly dependent on these systems. Malicious damage (e.g.: viruses and cyber- attacks) or wide scale malfunction may adversely affect Pelephone's business and its results.

I.	State of emergency - during an emergency, legislative provisions and certain provisions of the mobile telephony license empower competent authorities to take necessary measures for ensuring the security of the State and/or public safety, including: obligating Pelephone (as a mobile telephony license holder) to provide services to the defense forces, the appropriation of engineering equipment and facilities belonging to Pelephone, and even to take control of the system.

J.	Shortage of frequencies - for further information regarding the frequency shortage, see Section 3.14.1.2.

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3.19.3	Pelephone’s risk factors

A.	Property risks and liabilities – Pelephone is exposed to various property risks and liabilities. Pelephone employs the services of an external professional insurance consultant specializing in this field. Pelephone has insurance policies that cover the regular risks to which it is exposed with restriction on the terms of the policies, such as various property insurances, various liability insurances, loss of profit cover, third-party cover and officers’ liability insurance. Nonetheless, Pelephone's insurance policies do not cover certain types of risk, including certain faults arising from negligence or human error, radiation risks, terror, etc.

B.	Serious malfunctioning of the communications network – Pelephone’s communications network is spread throughout the country via core network sites, antenna sites and other systems. Pelephone’s business is totally dependent upon these systems. Wide scale malicious damage or malfunction might adversely affect Pelephone’s business and results.

C.	Damage by force majeure, war, catastrophe - any damage to the switching farm and/or servers used by Pelephone for its core activities could have an adverse effect on Pelephone’s business and its results.

D.	Legal proceedings – Pelephone is a party in legal proceedings, including class actions, which may result in it being liable for material amounts that cannot presently be estimated and no provision has been made in Pelephone’s financial statements for these proceedings. Class action suits may reach high amounts, since a major part of the residents of Israel are Pelephone consumers, and a claim relating to a small amount of damage to a single consumer could grow into a material claim against Pelephone if certified as a class action applicable to all or a large proportion of those consumers.

E.	Substantial suppliers and customers - for information regarding agreements with substantial suppliers and customers, see sections שגיאה! מקור ההפניה לא נמצא. and 3.15.

F.	Labor relations - Pelephone has a collective agreement with the New General Federation of Workers and with the employees' committee that applies to most of its employees. The collective agreement may reduce managerial flexibility and incur additional costs for Pelephone (see section 3.9.2).

G.	Frequency spectrums - 850 MHz, 1800 MHz and 2100 MHz: The frequencies are exposed to interference and could impair the service quality of the networks operated by Pelephone. The factors that could cause interference include the fact that the 850 MHz frequency is also used for terrestrial television broadcasts by television stations in the Middle East on the same frequency, causing interference in Pelephone’s 850 MHz UMTS/HSPA network. Furthermore, the Jordanian networks also use the same 2100 MHZ frequency range that Pelephone uses and in view of the limited cooperation between the operators in Jordan and Pelephone, this could have an effect. In addition, the Ministry of Communications notified Pelephone that it plans to adapt the cellular frequencies in Israel to European standards so that Pelephone and another cellular operator will be required to switch the frequencies allotted to them in the 850 MHz spectrum to others in the first giga spectrum. Switching frequencies is a complex engineering project that could require replacement of equipment at all of Pelephone’s radio sites and incur substantial costs that could vary depending on the process and timing to be determined by the Ministry of Communications. Pelephone is currently holding discussions with the Ministry of Communications for the purpose of setting out the conditions required for adapting the frequencies as aforesaid, including the financing required, deciding on the timing and duration of the adaptation period and the required regulatory amendments.

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The chart below grades the impact of the foregoing risk factors on Pelephone's operations, as assessed by Pelephone's management. It should be noted that Pelephone's assessments of the extent of the impact of a risk factor reflect the scope of the effect of such risk factor, on the assumption that it the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk.

Summary of risk factors - cellular telephony

Effect of risk factor on Pelephone’s activities as a whole Risk factors
	Major	Moderate	Minor
Macro risks
Exposure to changes in the currency exchange rate.			X
Sector-specific Risks
Investments in infrastructures and technological changes	X
Customer credit		X
Information security and protection of customer data	X
Regulatory developments	X
Competition	X
Electromagnetic radiation	X
Site licensing	X
Severe malfunctions in information systems	X
State of emergency	X
Shortage of frequencies		X
Pelephone’s risk factors:
Property and liability			X
Severe malfunctions in the communications network	X
Natural disasters	X
Legal proceedings		X
Significant suppliers and customers		X
Labor relations		X
Frequency spectrums		X

The information contained in section 3.19 and Pelephone's assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Pelephone's assessments of the market situation and its competitive structure. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

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4.	Bezeq International – International telecommunications, Internet and NEP services

4.1	General

4.1.1	Operating segment structure and changes

Bezeq International operates in a number of key areas: providing ISP services; international telecommunications services; domestic telephony services; NEP services; as well as providing ICT (infrastructure and communication technologies) solutions and data transmission and PBX services.

Bezeq International's international telephone services, similar to those of its competitor international operators, are provided primarily via the domestic networks of the Company and of HOT and the cellular networks, for connecting the subscriber to the international exchange network. For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 4.11.5.2.

4.1.2	Legislative and statutory restrictions applicable to Bezeq International

Bezeq International's segment of operations is primarily regulated by the Communications Law and its regulations, and the ITS licenses granted to Bezeq International (see sections 4.11.1 and 4.11.2).

For key regulatory developments applicable to Bezeq International, see section 4.11.5.

4.1.3	Changes in the volume of activity and profit

For information regarding changes in the volume and profitability of Bezeq International's operations, see section 1.5.4.3.

4.1.4	Market developments and customer characteristics

The international telephony market in Israel has in recent years seen a decline in call volume, (incoming and outgoing), mainly due to the service bundles offered by the cellular companies that include international calls as well as the multiple free applications that enable calls via the web. In 2017 the international telephony market declined (in number of minutes) by 11%.

In 2017 the internet access market recorded a decline in subscriber recruitment rates, primarily due to the entry of online television operators (OTT) that market “triple” packages including, in addition to television services, internet provider and infrastructure services. At the same time, as a result of the increase in traffic and bandwidth demand due to a change in the subscriber usage mix (primarily real time viewing and listening), Bezeq International is required to increase its operating capacity and international capacity for which it purchases usage rights (for further information concerning Bezeq International’s other infrastructure providers see section 4.9.2).

4.1.5	Main entry and exit barriers

4.1.5.1	The main entry barrier of the international call market is the need for an ITS license under the Communications Law and investment in infrastructure (the volume of investments in infrastructure is lower than the volume of investments in a domestic carrier or cellular infrastructure), which is affected by frequent technological changes. However, change in the licensing policy, as set forth below, and expansion of the use of VoIP technology in this field, significantly reduces the effect of these barriers.

4.1.5.2	The main entry barrier into the data and internet services market stems from investments in infrastructure (international capacity, access to the internet network and broad service network).

4.1.5.3	The main exit barriers for these markets are long-term agreements with infrastructure suppliers and long-term return on investments. Furthermore, Bezeq International is committed to providing service to its customers throughout their contract period.

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4.1.6	Alternatives for Bezeq International products and the international telecommunications market competition structure and applicable changes

In the international telecommunications market, VoIP technology enables transmission of international calls over the internet for users of this technology, and for TDM network users, through software products (such as Skype and WhatsApp) and services of overseas communication providers, and the attractive cost of these services (including the lack of user fees) has led to steady growth in the number of users, and as a result, to a decline Bezeq International’s revenue. At the same time, there are currently eight international telecommunication operators on the market that have ITS licenses from the Ministry of Communications for providing Bezeq International services.

For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 4.11.5.2.

4.1.7	Structure of competition in the sector and applicable changes

In the internet service provider (ISP) sector, some 80 companies have so far been granted ISP licenses, among them holders of special licenses for providing these services and special general licenses authorizing them to provide international call services, domestic operator services and MRT services.

For further information regarding competition in the sector, see section 4.6.

4.2	Products and services

Description of the main products and services provided by Bezeq International.

4.2.1	Internet services

In the internet services sector Bezeq International provides Internet service provider (ISP) services for private and business customers, including requisite terminal equipment and support over DSL based transmission, configuration and cable infrastructure and access services to the Company's internet infrastructure (as part of the wholesale market); hosting services offering site and server storage services at a designated installation, including value added services (such as monitoring and control); information security services; internet and LAN network connection security using required terminal equipment or software, including monitoring; data services including international IP based data communication solutions for business customers with global deployment; and high speed Wi-Fi services, including public hotspots.

Bezeq International provides these internet services primarily via its exclusive wholly-owned Jonah submarine cable between Israel and Italy, launched in December 2011. Bezeq International is the only provider among ISPs operating in Israel to own a submarine cable.

4.2.2	Voice (telephony) services

In the voice services sector Bezeq International provides international direct dialing (IDD) services to business and private customers; toll-free dialing overseas for business customers; international call hubbing and routing services - transferring international calls between foreign telecommunication providers (worldwide); phone-card services enabling prepaid and postpaid dialing from Israel overseas and from abroad to Israel, and the 1809 service that allows dialing from Israel to other countries. Furthermore, Bezeq International provides domestic telephony services.

4.2.3	International data services

Providing international data communication solutions for business customers including customized global deployment.

The services are provided via Bezeq International's submarine cable and the optic cables deployed from Israel to Europe over which Bezeq International has long-term user rights, and through its business partnerships with leading global telecom providers such as British Telecom, which provide its customers access to their sophisticated global network services.

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In addition to the foregoing services, Bezeq International offers ITS licensees to provide Bezeq International's services and ISP licensees the use of its international capacities (through leasing or by purchasing indefeasible rights of use), over Bezeq International's submarine cable, and the user rights it acquired in European terrestrial infrastructures and in other international networks.

4.2.4	ICT solutions for business customers

Bezeq International provides ICT (Information and Communication Technology) solutions for business customers. Customer ICT solutions include extensive communications solutions such as server and web hosting services ("Hosting Services"), technical maintenance and support services, system and networking services, security and risk management services, IP based services, cloud computing services, online backup services, and sales of equipment. Bezeq International has adopted a comprehensive solution model with a single contact person, fully responsible for all services (one service provider, one responsibility).

PBX services

Bezeq International markets and maintains communication systems for the entire the Israeli market, and PBX exchanges, telephony networks and IP communications, mainly for its business customers. As part of its service contracts, Bezeq International provides maintenance services for various PBX exchange manufacturers. These services are given for gateways, PBX exchanges and network end points (NEP) for lines used as both internal and external lines.

4.3	Revenues

Breakdown of Bezeq International’s revenue (in NIS millions):

	2017	2016	2015
Voice services	268	325	379
% of total revenue	17.44%	20.99%	24.02%
Business internet and telecommunication services (ISP, PBX, ICT, data)	1,269	1,223	1,199
% of total revenue	82.56%	79.01%	75.98%
Total revenue	1,537	1,548	1,578

4.4	Trade receivables

Bezeq International is not dependent on any single customer and it does not have one customer that provides 10% or more of its total revenues.

Breakdown of revenue from private and business customers (in NIS million):

	2017	2016	2015
Revenue from private customers	563	570	555
Revenue from business customers	974	978	1,023
Total revenue	1,537	1,548	1,578

4.5	Marketing, distribution and service

Bezeq International has sales channels for the private market, including customer recruitment and retention call centers, a country-wide direct sales network (providing "door to door" and point of sale services), a technical support and customer service network and a distribution channel system that includes external marketing and dealership centers. The business market sales channels include customer recruitment centers and business and administration service and solution centers for business customers. The Company sells Bezeq International services as part of joint service bundles (see section 1.7.2.2).

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4.6	Competition

4.6.1	ISP Services

4.6.1.1	The market is saturated with competitors, the main ones being Bezeq International, Cellcom, Partner and Hot Net.

Bezeq International estimates that its share of the ISP market at September 30, 2017 is 42.1%.47

4.6.1.2	Competition in 2017 was reflected in price erosion.

4.6.1.3	Developments in 2017:

A)	Strengthening the service bundle sales trend, particularly due to the expansion of the wholesale sales model operations (provider + infrastructure) in 2017.

B)	Continuing the increasing trend in sales of added value services such as anti-phishing, ransom attack and other cyber protection services.

C)	Due to market saturation, emphasis is given to strengthening customer loyalty.

4.6.2	International telephony services

4.6.2.1	As of the end of 2017, there are more than ten players in the market (including Bezeq International, Cellcom, Partner, Golan Telecom and HOT Mobile).

Bezeq International estimates that its market share for outgoing international calls at December 31, 2017 is 25.6%, a substantial improvement compared with its market share of 21% at December 31, 2016.48

4.6.2.2	General characteristics of competition in 2017:

A)	In 2017 the market decreased the number of call minutes (see section 4.1.4), among other things, due to an increase in the use of the WhatsApp application for making calls.

B)	Competition is focused on specific population sectors.

C)	The product is a commodity.

4.6.3	Communication solutions for the business sector

4.6.3.1	In the ICT sector Bezeq International competes with competitors such as Binat, Teldor, IBM and others. In 2017 Bezeq International continued to establish its position in the ICT market and gained recognition and endorsement from leading global suppliers in the market.

4.6.3.2	NEP services - the traditional telephone exchange sector includes a large number of competitors and fierce competition that has given rise to erosion of service prices.

4.6.4	Bezeq International promotes its business with emphasis on differentiating it from its competitors as the owner of its own international infrastructure (Jonah cable) for its customers' traffic providing high quality browsing performance, as well as its leading customer service.

4.6.5	The fact that, contrary to some of its competitors, Bezeq International is unable to offer its services as part of a non-detachable communications services bundle, adversely affects its operations.

[47]	Bezeq International's estimate of its market segment in the internet access sector is based on a calculation of the ratio between the number of subscribers it has, and the total number of ISP subscribers (based on public data for the Company and HOT), as published in the third quarter of 2017. Bezeq International estimates that there has been no material change since these data were published and its market share remains at a similar rate.
[48]	Based on Ministry of Communications publication of figures for outgoing calls.

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4.7	Property, plant and equipment

Bezeq International's property plant and equipment include switching and internet equipment, marine cable, PBX equipment, office equipment, computers, vehicles and leasehold improvements.

Bezeq International has Dialogic SoftSwitch switches. These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN).

Bezeq International’s technological infrastructures, which support voice, data and internet systems, are deployed at several sites, inside and outside Israel, inter alia, to provide services with high survivability.

Bezeq International has long-term agreements for the lease of the two main buildings in which it is based. With regard to one of the buildings, the lease period is until March 2024, with several exit options for Bezeq International during this period. The lease period of the other building is until December 2019 (with four equal extension options until 2027). Bezeq International has other lease agreements for warehouses (including a main logistics center) and for buildings where it operates the call centers that it uses for its operations.

4.8	Human resources

Breakdown of the Bezeq International employees in 2016 and 2017:

	Number of employees
	December 31, 2016	December 31, 2017
Head office employees	1,169	1,097
Sales and service representatives	736	767
Total	1,905	1,864

Organizational structure

The following chart presents the organizational structure of Bezeq International:

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On January 12, 2016 Bezeq International signed a collective agreement with the New General Federation of Workers and the Bezeq International Workers Committee, the key issues being:

̶	The agreement will apply for all Bezeq International employees, other than the executive management (VPs and those who report directly to them) and excluding another group of employees and managers that the parties agreed upon.

̶	The period after which Bezeq International's employees will be considered as tenured is 36 months, with an option for an extending for an additional six months with the Committee's agreement.

̶	The agreement prescribes mechanisms that include the Committee in decision making with regard to the termination of the employment of tenured employees, disciplinary measures imposed against them, and the execution of organizational changes.

̶	The agreement also provides for annual wage hikes and other financial benefits (such as subsidies summer camp and welfare activities) to be provided by Bezeq International for its employees during the agreement period.

̶	The agreement is valid until December 31, 2018. Thereafter the agreement will automatically be renewed for further period of 12 months each, unless one of the parties give notice of their intention to change the agreement.

4.9	Suppliers

4.9.1	Foreign operators

Bezeq International has collaboration agreements with some 200 foreign operators, under which Bezeq International transfers to and from these operators’ international calls (including outgoing calls from Israel, incoming calls to Israel and calls between various destinations outside of Israel) to some 240 destinations worldwide.

4.9.2	Capacity providers

Bezeq International is dependent upon the Company for domestic capacity to provide its services.

Most of the international capacity that Bezeq International uses is transmitted via its wholly owned submarine cable. As backup, Bezeq International uses capacity purchased from Med Nautilus.

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to a particular non-specific part of the communication capacity transferred by the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2022 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use in a lump sum payment shortly before the date on which it started using the capacity.

4.10	Taxation

See Note 7 to the 2017 financial statements.

4.11	Restrictions and supervision of Bezeq International's operations

4.11.1	Legislative restrictions

Under the Communications Law, telecommunications operations and provision of telecommunications services, including international telecommunications services and internet access services, require licenses from the Minister of Communications. The Minister is authorized to amend the terms of the license, add to them or detract from them, while taking into consideration, inter alia, the government’s telecommunications policy, interests of the public, compliance of the licensee to provision of services, contribution of the license to competition in the telecommunications industry, and the level of service therein.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

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4.11.2	Licenses

On February 21, 2016 Bezeq International's license was amended by the General Director of the Ministry of Communications and was replaced by a unified general license for providing telecommunications services ("Unified License").

The Unified License, which is valid until May 2, 2025, covers all the services that Bezeq International was permitted to provide to date.

Pursuant to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 5 million in compliance with the terms of the Unified License.

4.11.3	On July 9, 2014, the Minister of Communications granted Bezeq International the powers pertaining to land that are listed in Chapter 6 of the Communications Law, including access to land for the purpose of laying and maintaining a network (see section 2.16.4)..

4.11.4	Interconnect payments

With regard to interconnect fees paid to domestic carriers and mobile telephony operators, see section 1.7.4.11.7.4.1.

4.11.5	Key regulatory developments

4.11.5.1	For possible changes in the communications market that could also affect Bezeq International as a consequence of policy to increase competitiveness, see section 1.7.3.1.

4.11.5.2	Since 2013 the Ministry of Communications conducts hearings with regard to reregulation of the international telecommunications market. Originally the proposed regulation enabled any fixed-line domestic operator or mobile telephony operator to provide international telecommunications services as part of the service bundles they offer to their subscribers, with conditions, as well as international data transmission and configuration services. Resolutions adopted subsequent to this hearing could have significant effects on the structure of competition in the international telecommunications sector, and consequently also on the results of Bezeq International's operations in this sector. At this stage Bezeq International is unable to estimate the scope of this effect, which depends, inter alia, on the type of resolutions that will be adopted subsequent to the hearing.

4.11.5.3	For further information regarding the resolutions adopted with regard to the wholesale market that also affect the segment of operations, see section 1.7.3.

4.12	Joint venture agreements

Bezeq International has an exclusive partnership agreement with British Telecom (BT) for providing global communications services to Israeli and multi-national companies operating in Israel. Under this agreement, Bezeq International will operate as a BT Alliance partner in Israel and will market a range of BT's global IT services and products (such as global data communication networks, MPLS and international access lines).

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4.13	Legal proceedings[49]

During its normal course of business, legal claims have been filed against Bezeq International, including motions to certify class actions.

4.13.1	Pending legal proceedings

Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
December 2011	Customer v. Bezeq International	District (Central)	Civil class action	According to the plaintiffs, during October 2011, Bezeq International failed to provide its internet customers with the browsing speed it had undertaken in the contract. The plaintiffs claim refund of the monthly fees and compensation for mental anguish. On March 13, 2016, the court certified the claim as a class action.	Approximately 120

January 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	They claim that the Moreshet content filtering services that Bezeq International provides for its religious and traditional sector customers, for a fee, do not protect users from offensive content and that their exposure to such content caused them harm. It is further claimed that Bezeq International must compensate the customers who purchased content filtering services and who were not offered the basic filtering service which is provided free of charge.	Approximately 65 with the addition of NIS 1,000 for each of the members of the class (every pupil in the Israeli education system).

Sept 2016	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants contend that Bezeq International charges excessive and unreasonable rates in contravention of section 17 of the Communications Law, for outgoing international calls.	Not noted.

[49]	For information concerning reporting policies and materiality, see section 2.18.

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4.13.2	Legal proceedings that ended during the Reporting Period

Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
November 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.

They claim that Bezeq International charged the listed customers for an overseas dialing plan at "premium prices" that were higher than the agreed price fixed in the communications plan. The plaintiffs contend that Bezeq International exceeded the applicability of the plan, fixed line destinations overseas and defined them as "premium destinations", without basis and by misleading customers.

On December 26, 2017 the court approved the applicant’s withdrawal of the motion to certify a class action without ordering expenses.

Not noted.

June 2016	Customer v. Bezeq International	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.

The claimants allege that Bezeq International misleads its customers by marketing fast internet packages at 100MB, while the actual speed provided is much lower.

On February 14, 2017 the claim was dismissed after the court ruled that a similar claim with motion to certify as a class action that was filed earlier (in March 2016) (the “Earlier Claim”) would be heard. The hearing on the Earlier Motion was consolidated with a similar claim which had also been filed against the Company. For further information regarding this claim, see section 2.180.

Approximately 187

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4.14	Goals, business strategy and expected development

Bezeq International set itself the goal of continuing to lead the basic internet services market in Israel for private and business customers, while maintaining its revenues in its traditional markets:

4.14.1	To continue its leadership in the internet access market with emphasis on further differentiation of Bezeq International based on its network performance, cyber protection and the quality of the customer services it provides.

4.14.2	To intensify and expand its cloud-based solutions.

4.14.3	To strengthen its status as one of the leading ICT players in Israel.

4.14.4	To increase customer satisfaction by strengthening and expanding service openings (automated services, social networks, etc.).

These objectives may not materialize or may materialize in part only, due to regulatory changes that could harm Bezeq International's ability to provide solutions for existing or changing market requirements, and due to all the other risk factors described below.

4.15	Discussion of Risk Factors

Description of the risk factors deriving from the macro-economic environment, from the unique characteristics of the sector in which Bezeq International operates, and Bezeq International's company specific risk factors:

4.15.1	Changes in currency exchange rates

The primary currency in which Bezeq International operates is the NIS. The majority of Bezeq International's revenues is from customers in Israel. On the other hand Bezeq International uses services from providers worldwide and pays them for these services in foreign currency, primarily in USD. Changes in the exchange rates of the currencies in which Bezeq International operates against the NIS exposes it to rate differentials on the gap generated, which could adversely affect its profitability by increasing financing expenses, as well as its cash flows. As there isn't a big gap between the currency linked income and expenses, exposure to this risk is not material. To protect itself against currency exposure, for specific material transactions, Bezeq International engages in hedging transactions and purchases other financial instruments.

4.15.2	Competition

For information concerning the effect of competition on Bezeq International's businesses, see section 4.6.

4.15.3	Frequent technological developments and infrastructure investments

Bezeq International's operations are characterized by frequent technological developments. The development of technologies constituting attractive alternatives to some of Bezeq International's products (such as WhatsApp and Skype) is likely to have a materially adverse effect on its operations. Furthermore, technological developments require frequent investment in infrastructure. See sections 4.1.6 and 4.1.5.2.

4.15.4	Government supervision and regulation

For information relating to the application of the provisions of the law and licensing policies and their effect on Bezeq International, see section 4.11. Certain regulatory changes applicable to Bezeq International could have an adverse effect on its results and operations.

4.15.5	Legal proceedings

Bezeq International is party to legal proceedings, including class actions, some of which could result in its being required to pay substantial sums that, in the opinion of its legal counsel, could require the use of Bezeq International's financial resources. A provision has been made in the financial statements of Bezeq International and the Company for such proceedings. For information concerning legal proceedings to which Bezeq International is a party, see section 1.1.

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4.15.6	Failure of Bezeq International's systems and cyber attacks

In the event of damage to part or all of the systems used by Bezeq International to provide its services, whether due to various technical failures or force majeure, or deliberate damage by external elements (physical or virtual - by cyber attacks) significant difficulties may be caused to the provision of its services.

4.15.7	Labor relations

Bezeq International has a collective agreement with the New General Federation of Workers and with the employees' committee which applies to most of its employees. Implementation of the collective agreement could impact Bezeq International's ongoing operations.

The table below demonstrates the effects of the foregoing risk factors on Bezeq International's operations, as assessed by its management. It should be noted that Bezeq International's assessments with regard to the extent of the effect of a risk factor reflect the extent of effect of such risk factor, based on the assumption that the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk50.

Summary of risk factors - international telecommunications, internet and NEP services

Effect of risk factor on Bezeq International’s operation
	Major	Moderate	Minor
Macro risks
Exposure to changes in currency exchange rates			X
Sector-specific Risks
Increasing competition		X
Investments in infrastructure and technological changes		X
Government supervision and regulation	X
Special risks for Bezeq International
Exposure in legal proceedings		X
System failure and cyber attacks		X
Labor relations			X

The information contained in section 4.15 and Bezeq International's assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Bezeq International's assessments regarding the market situation and the structure of competition in it, and possible developments in the market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

[50]	See footnote 40.

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5.	DBS – Multi-channel television

DBS, also known by its commercial name YES, is a wholly owned subsidiary of the Company that provides multi-channel satellite television broadcasts and additional services to subscribers in Israel and Judea and Samaria, and owns broadcasting rights for content purchased from third parties and productions in which it invests.

DBS is the only company currently holding licenses (which are not exclusive) for multi-channel satellite television broadcasting in Israel.

5.1	General information about the area of operations

5.1.1	Structure and changes in segment of operations

There are several operators in the subscriber television broadcasting sector operating in a number of key categories:

A.	Broadcasting licensees under the Communications Law operating in the multi-channel television sector - DBS and HOT, that provides cable television services, and has a pronounced monopoly under the Antitrust Law in the multi-channel television broadcasting sector ("the Broadcasting Sector"). For further information regarding regulation applicable to the foregoing broadcasting licensees, see section 5.15. DBS and HOT provide linear channel broadcasts (in this chapter also known as “Channels”) and VOD services (regarding regulations in DBS’s VOD services, see section שגיאה! מקור ההפניה לא נמצא.).

B.	Online OTT multichannel television providers - Cellcom (has been operating for a few years) and others that started operating in the Reporting Year, Partner, Triple C Cloud Computing Ltd., STINGTV (offered by DBS), Next (offered by HOT, in collaboration, via Rami Levy Marketing). These services combine VOD content and linear channel viewing (including the DTT content that is transmitted via the system or online) and can be viewed via a special decoder or via an apps downloaded on a range of terminal devices.

For further information regarding DBS’s yesGO services, see section 5.2.1.

C.	Online television content streaming providers - mainly international providers such as Netflix, Apple TV services (that charges per viewing) and Amazon Prime services, which provide VOD content viewing options (as at Reporting Date, some of this content is not translated into Hebrew).

D.	Pirated content providers[51].

E.	DTT network

A digital terrestrial television broadcasting system (DTT) known as Idan+ through which certain channels are broadcast to the public, free of charge. As at Reporting Date, the system is operated by the Second Authority for Television and Radio (“Second Authority”), regarding which the Minister of Communications and the Minister of Finance may appoint a private operator for its operation, and to which the Council may also grant a general broadcasting license which will be financed from subscription fees or commercials.

As at reporting date it broadcasts the channels of the Broadcasting Authority (Channel 1 and Channel 33), the commercial channels (Keshet, Reshet and Channel 10), Channel 20, Music Channel (Channel 24), Channel 23 and the Knesset Channel (Channel 99). The DTT operator may broadcast additional channels including radio channels, Educational TV Channel and subject-based and niche channels52. The channels are broadcast for a broadcasting fees, however the Ministers of Communications and Finance may decide that the State will subsidize broadcasting fees applicable for subject-based channels and niche channels.

[51]	DBS is a shareholder of Zira Ltd., which acts to prevent infringement of video content copyrights over the internet.
[52]	Niche channels are channels that provide specific features such as language, culture or heritage, which is designed particularly for specific population sectors, or channels devoted primarily to a single topic which is produced by a special licensee for cable broadcasts under a RFP published by the Council pursuant to the provisions of the Law (niche channels broadcast as of Reporting Date include the Russian channel, Arabic channel and music channel); a niche channel is a TV channel that devotes at least 75% of its broadcasting hours (and 90% of its peak hours) to one of the topics listed in the by via the Digital Television Broadcasting Law , 2012 and in accordance with the conditions set in it (including sport, children, documentary, news and nature channels) The dedicated channels may finance their broadcasts by charging a subscription fee in addition to the option of financing through commercials.

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As of Reporting Date, the DTT is an alternative product, in part, to the multi-channel television broadcasts and is a basic broadcasting platform that is offered together with content services offered by OTT operators (such as Cellcom).

Under the Digital Television Broadcasting Law, 2012, a broadcasting body whose broadcasts are part of the "open broadcasts" (i.e. television broadcasts via the sports channels) will give each content provider53 consent to broadcast its broadcasts via the internet free of charge, subject to the terms set out in the Law. With regard to the commercial channels54, the applicability of the foregoing arrangement was deferred for five years (until January 2022), during which special arrangements will apply, including granting a license to any registered content provider that applies for one, at the best price and under the best terms granted by the commercial channel to other content providers under another broadcasting license that is valid when the license is granted, and all as set out in the interim provisions of the Law.

HOT, Partner and Cellcom offer their services together with the other media services they provide, including as part of "undetachable" bundles (such as the Triple bundles providing landline telephony, internet and TV services). For information pertaining to additional communication services provided by these telecommunication groups, see section 1.7.1.

Competition in the sector increased significantly in the Reporting Year, mainly due to the entry and establishment of local and international online television service providers, which operate at relatively low prices. These providers that operate via the internet, without requiring designated infrastructures, and as at Reporting Date also without regulatory supervision, have an adverse impact on DBS’s competitive position. For further information concerning competition in the sector and the changes that occurred in the Reporting Year, including DBS mode of operations, see section 5.6.

For information regarding regulation of broadcasts via new broadcasting technologies, see section 5.15.10. DBS believes that this intensification of the competition could have a significant adverse effect on its operations and results. For information concerning the number of DBS subscribers, see section 5.6.1; for changes in DBS pricing policies, see section 5.2.

This assessment of DBS is forward-looking information, as defined in the Securities Law, based in part on the expected conduct of the various players. This assessment may not materialize, or it may materialize differently than expected, depending, inter alia on the dependence, manner in which these television services develop and become established, the entry of additional players, as well as the question of the application of regulations with respect to these television services.

5.1.2	Legislation, restrictions and special constraints in the segment of operations

Operations of the broadcasting licensees are subject to extensive communications regulation, particularly the Communications Law, a strict licensing and monitoring regime and Ministry of Communications policy decisions. These operations are also under the ongoing supervision of the Council, which sets policy, makes rules and monitors many areas of the sector, including broadcasting content, compliance regarding original Israeli productions, broadcasting ethics, consumer protection and approval of the channels broadcast.

Providing multi-channel television services by non-licensed broadcasters is not subject to the foregoing supervision.

In March 2017 the Minister of Communications adopted most of the recommendations of an advisory committee regarding the issue of regulation of the broadcasting and content sector, which were published in 2016 (the “Broadcasting Committee”), and ordered measures for regulating them with legislation and regulation.

[53]	A Content Provider is defined in the Arrangements Law as an entity whose primary activity is the broadcast of a range of content to the public in Israel, provided that the content is broadcast at its initiative, through an interface under its control, whether the content can be viewed in real time, simultaneously by the public, or whether the content can be viewed at a time and place at the viewer's demand.
[54]	To the best of DBS's knowledge, as of Reporting Date, such commercial channels are Channels 12 and 13 and Channel 10.

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Key recommendations to be adopted:

5.1.2.1	Definition of subscriber content providers

It was recommended that the video-visual content providers be defined according to three categories based on their market share out of the total revenues in the market and continuity of holding such market share: small providers, stable small providers and substantial providers (DBS will be classified, according to these recommendations, as a substantial provider).

Narrow regulation will apply to small providers under the license granted to them, and they will be able to select either commercials or subscription fees as their source of financing. Narrow and broad regulation will apply to stable small providers and substantial providers, which will include obligations to invest in and present original productions.

5.1.2.2	Original productions

The Committee recommended a gradual reduction whereby the obligation of the substantial providers (HOT and DBS) to invest in original productions will gradually decrease from 8% to 6.5% of their revenues by 2021 and investment in high-end productions will increase from 4% to 5% of the provider's revenues.

For further information concerning the Council’s decisions regarding the level of investment required for original productions, see section 5.15.4.

5.1.2.3	Independent channels

The recommendation of a previous committee regarding the division of ownership of rights in original productions was adopted, based on the principles set out in the report and with respect to the obligation of independent channels to sell original productions.

The Committee further recommended applying to the Antitrust Authority to grant general permission for collaboration between the owners of the independent channels for marketing and billing, so as to enable them to provide joint content bundles to subscribers.

5.1.2.4	Regulatory requirements for commercial license holders

The Committee recommended granting a commercial license under the Second Authority Law to anyone broadcasting a channel financed by commercials (including a cable broadcasting license that broadcasts a designated channel that will be subject to the supervision of the Second Authority) and the applicability of various types of regulation to different types of commercial license holders.

In February 2018, Amendment No. 44 to the Second Authority Law was enacted, according to which a licensee broadcasting a channel financed by commercials, including a licensee broadcasting a designated channel, will be under Second Authority supervision and subject to compliance with the conditions prescribed under the Law. The Law also imposed different regulatory rules on various types of commercial licensees, and empowers the Minister of Communications to decide that these licensees will not be charged transfer fees for a period of five years.

In addition to adopting the foregoing recommendations, several remaining issues included in the Filber Committee report, as decided by the Minister, are being reviewed by a special team (that to the best of DBS’s knowledge has not yet submitted its recommendations), including:

5.1.2.5	Must sell requirements and competition in the content sector -

The Committee sought to avoid situations whereby certain content, primarily sports programs, will be inaccessible to subscribers of certain license holders, that could constitute a competition barrier against these license holders (see section 5.10.2 with regard to DBS's dependence on two providers of Israeli sports broadcasts). The Committee recommended imposing a must sell obligation on sports channels towards licensed content providers, and a must sell obligation on sports operators towards sports channels55.

[55]	It is noted that on March 25, 2018, the RGE Group Ltd., which operates in the Israeli television broadcasting market and produces television channels, including sports channels, petitioned the High Court of Justice against the Council, DBS and HOT to issue an order nisi, inter alia, to cancel the Council’s 2000 policy regarding exclusivity given to broadcasters, including the prohibition on HOT broadcasting a "national channel", as defined in the decision, without DBS broadcasting an identical channel.

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In the reporting year, a government bill was discussed in the Knesset, which deals, among other things, with the must sell issue for sports content, including the granting of a license for broadcasting a sports channel or a significant sports operator by their producers. At the date of the report, DBS is unable to estimate whether the aforementioned bill will be implemented in legislation and in what format, and it is also unable to estimate what effect it will have on DBS’s business.

5.1.2.6	Cancellation of the basic package and the initial basic package

It was recommended that the basic packages offered by HOT and DBS be canceled and that the existing basic package56 be simultaneously upgraded to become a "core package" that should include, apart from the must sell channels that the license holders are obliged to provide by law, a sports channel and children's channel that will be produced in Israel. In addition, 75% of the original productions will be available to all core package subscribers on VOD, which will be given equally to all core package subscribers. The price of the core package will be set by the substantial providers so that its current price will serve as an upper price limit and its reasonableness will be reviewed by the Minister and the experts. If the price is found to be unreasonable, the Minister will set a binding maximum price.

As the implementation of the Broadcasting Committee recommendations, including those adopted by the Minister as aforesaid, require legislative amendments and appropriate regulatory decisions, some of which are still in legislation processes that are not yet concluded, as noted among other things above, as of Reporting Date, the Company and DBS are unable to assess whether these recommendations will in fact be implemented in legislation in full or in part, or in what format, and they are also unable to assess the effect of such legislative amendments on DBS's business, if they will be adopted and the format for adopting them.

5.1.3	Changes in the segment's volume of operations and profitability

For further information concerning the changes in the scope of DBS’s operations and its profitability, see section 1.5.4.4.

5.1.4	Critical success factors in the segment of operations and changes occurring in it

5.1.4.1	Quality, differentiation, innovation and originality in the content, variety, branding and packaging of its broadcasts.

5.1.4.2	Provision of television services while using advanced technologies such as personal television services, and in particular, PVR decoders and VOD services (see section 5.2), as well as HD and 4K services.

5.1.4.3	Provision of television services via the internet.

5.1.4.4	Offering communication service bundles that including television and other services such as telephony and internet (see section 5.15.9).

5.1.4.5	High level customer services tailored to the type of service.

5.1.4.6	Brand strength and its identification with quality, innovation and industry-leading content and services.

5.1.4.7	Price

[56]	The “core package” and the “basic package” (slightly smaller) are the broadcasting packages approved by the Minister of Communications or the Council and include the channels that the subscribers may view when they join DBS's service (see section 5.2.1). The obligation to offer a core package, as aforesaid, is valid until February 24, 2019.

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5.1.5	Main entry and exit barriers for the segment of operation

5.1.5.1	The main entry barriers are: (a) the need for cable and satellite broadcasting licenses and compliance with the applicable regulatory requirements; (b) the investments required of carriers in the sector, including for acquisition and production of content, and for cable and satellite broadcasting - installation of specific infrastructures; (c) the limited volume and the characteristics of the Israeli market; (d) television sector saturation.

5.1.5.2	The scope and level of entry barriers for online television services are significantly lower and is reflected in the increase in the number of such services offered.

5.1.5.3	The main exit barriers are: (a) with regard to licensed broadcasters there are regulatory barriers – termination of operations under the Broadcasting License depends on a decision of the Minister of Communications to cancel the license prior to the end of the license term, under the conditions set out in the license, including arrangements (which could be imposed on the licensee) for ensuring the continuation of broadcasts and services and minimization of harm to subscribers; (b) long-term contracts with important suppliers, and with entities which granted DBS long-term loans and subscribers.

5.1.6	Alternatives for products in the sector and changes therein

DBS considers the option of receiving multiple foreign channels via inexpensive terminal equipment as an alternative to its services for certain sectors.

5.1.7	Structure of competition in the sector and changes therein

Competition in the television sector is fierce with a relatively large number of players, some of which operate at very low price levels (see section 5.1), increasing the competition in the sector. Increasing the number of subscribers in the current state of competition is mainly possible by recruiting new subscribers from the competitors, requiring substantial resources to be invested in retention of existing subscribers and recruitment of new subscribers.

In the Reporting Year the cellular companies, Cellcom and Partner, have also begun penetrating the television market, in addition to further establishment of international players such as Netflix.

The total market share of the broadcasting licensees, DBS and HOT, is being eroded and DBS’s share is estimated to be 56% of households in Israel. Cellcom’s market penetration rate is estimated to be 6% and Partner’s market penetration rate is estimated to be 1% of the total households in Israel.57 DBS does not have information regarding the number subscribers to the international companies operating in the market or regarding the number of DTT viewers, and it believes that some of them are also subscribers of one of the broadcasting licensees or the cellular companies operating in the sector. DBS estimates that the chances of increasing the total market share of these players is not high due to the fact that a large part of the remaining households are not potential audiences.

For further information regarding competition in the segment, see section 5.6.

5.2	Products and services

5.2.1	DBS Services

DBS broadcasts via satellite include linear channel broadcasts (approximately 150 channels, of which 30 are High Definition (HD) channels and a 4K channel), as well as radio, music and interactive services.

Furthermore, DBS provides its subscribers online VOD services via the internet (OTT), allowing user selectable content viewing. These services are provided for a service subscription fee (for subscribers who are not yes ultimate subscribers), with additional charge for some of the content.

[57]	DBS's assessment of the broadcasting market penetration rates is based on the total number of DBS and HOT subscribers (according to HOT's reports), divided by the total number of households in Israel according to Central Bureau of Statistics data for 2016. Cellcom and Partner’s penetration rates are based on reports and publications issued by these companies concerning the number of subscribers they have as at the end of the third quarter of 2017.

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Connecting to VOD services requires, among other things, the use of certain types of decoders. In recent years, the number of DBS subscribers connected to VOD services and the consumption of VOD services has increased significantly, inter alia, due to the increased supply of available content, increase in available bandwidth at subscribers' homes and significant increase in use of advanced decoders. With regard to the issue of regulation of DBS's VOD services, see section 5.15.10 below.

DBS also operates its online OTT yesGo service, allowing subscribers to view its satellite broadcasts of the channels included in this service that they have purchased for home television viewing, as well as VOD content, via a variety of terminal devices.

To allow reception of DBS services online, several types of decoders are installed in the subscriber’s home: decoders enabling reception of SD broadcasts only, and advanced decoders, some of which are PVR converters for recording content, some are HD Zapper decoders for receiving HD broadcasts, and some combine all the foregoing features (HDPVR decoders). DBS also markets state-of-the-art PVR decoders that enable higher resolution viewing, known as 4K or UltraHD.

Most of the PVR decoders also enable MultiRoom service through which, via a home network, content recorded on such decoders can also be viewed through other decoders in the subscriber's home.

The majority of DBS subscribers use advanced decoders of various types (HD Zapper, HDPVR, PVR and PVR 4K decoders). For marketing methods of these decoders see section 5.8.2.

Under the terms of DBS's broadcasting license and the Council's decisions, its satellite broadcasts include a basic package or one of the core packages that every subscriber is required to purchase (the maximum price for the basic package is supervised by the Ministry of Communications), as well as additional user selectable channels, either as packages or as individual channels.

In January 2018 DBS launched a campaign that reflects a new business model, the highlights of which are: offering a package that includes all the linear channels and VOD service at an inclusive price (other than exclusions58) which for most DBS subscribers is a price decrease; the foregoing pricing applies uniformly for all existing and new subscribers. The offer includes the use of regular decoders and one advanced decoder while additional advanced decoders incur an additional cost.

As at Reporting Date, the rate of joining the new offer is high and DBS estimates that most of its subscribers will gradually join, which is expected to decrease its ARPU and help DBS, together with further measures (for information regarding the Sting TV service, see section 5.2.2), to cope with the increasing competition and subscriber abandonment. This estimate is forward-looking information as defined in the Securities Law, and is based, inter alia, on the terms of the campaign, the current rate of subscribers joining the offer and DBS’s estimates regarding the rate and manner of joining the campaign and its terms, as well as the strength of competition in the market as it develops. This estimate may not materialize, or it may materialize in a manner that differs significantly from that foreseen, inter alia, considering the foregoing factors and the nature of the competition in the sector, as noted also in this report.

5.2.2	Sting TV Services

In November 2017 DBS launched its online television service known as Sting TV, which includes linear TV channels and VOD content that are part of the service. The service is based on the Android TV operating system that allows content to be viewed via a streamer, smart TV and other terminal devices. The service is made up of a number of content packages, with each package containing linear channels and VOD content, and subscribers can join one or more of these packages, according to choose. As a rule, this service is low cost compared with the services provided under the broadcasting license.

The service is primarily digital (subscribing and customer service are via online interfaces), based on subscriber self-installation (if installation of a streamer is required).

[58]	The offer does not include premium sport content, adult content and certain VOD content that is charged separately.

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5.2.3	New products

For information concerning the launch of Sting TV services see section 5.2.2.

5.3	Revenue of products and services

Following is a table containing a breakdown of DBS’ revenues (in NIS millions):

	2017		2016		2015
Revenue from broadcasts and multi-channel television services to subscribers	1,628		1,715		1,748
Percentage of revenue	99	%*	98	%*	99	%*

*	The revenues balance is mainly due to payments from channels for broadcasting by DBS.

5.4	Trade receivables

The overwhelming majority of DBS's subscribers are private customers. DBS usually engages with its subscribers in subscriber agreements that regulate the rights and obligations of subscribers in their relations with DBS. The subscriber agreement for subscriptions to satellite services requires approval of the Council. Such approval was given in the past. According to the broadcasting license, court approval is also required for uniform contracts for subscriptions (approval that was given in the past and has since expired). DBS applied to the Council to amend the subscribers' agreement and the license. In its application DBS requested, inter alia, that the provision of the license requiring the court's approval for uniform contracts be canceled in view of the legislative amendment concerning this issue. As at Reporting Date, the position held by the Council regarding DBS’s application has not yet been received.

5.5	Marketing and Distribution

5.5.1	Marketing of DBS services is by way of publication in the various media. DBS sales to new subscribers are carried out via two key distribution channels (some by DBS employees and some by external resellers.

5.5.1.1	Sales representatives working to recruit subscribers.

5.5.1.2	Call centers that receive telephone inquiries from people interested in joining DBS services, as well as telemarketing campaigns to potential subscribers.

5.5.2	DBS's sales to existing subscribers are mainly carried out through call centers operated by its employees.

5.5.3	Marketing of the Sting TV services are carried out online (see section 5.2.2), through service call centers and external marketing agents.

5.6	Competition

5.6.1	Competitors in the market

As at Reporting Date there are several competing groups on the market (see section 5.1).

DBS’s main competitors are HOT, which was declared a monopoly in the broadcasting sector and holds the largest share of the market, Cellcom, which holds the largest share of the market among the players that do not have broadcasting licenses, and Partner.

Over the past year DBS’s share of this market has decreased, mainly due to, among other things, the acceleration of competition as set out in section 5.1.7.

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Breakdown of DBS’s subscriber numbers and market shares59, to the best of its knowledge, as at December 31, 2015, 201660 and 2017:

2017		2016		2015
Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share
587	37%	614	40	635	42%

5.6.2	Nature of competition today

Competition in the broadcasting segment focuses on broadcasting content, the price and quality of services, and additional services offered, such as HD and 4K services, VOD services, and advanced decoders, due to the demand for advanced and personalized television broadcasting (allowing customers to select what content to view and when).

Competition also involves offering additional communication services together with video content (for information regarding service bundles offered by HOT, Cellcom and Partner see section 1.7.1) and the increase in the number and establishment of competitors (see section 5.1).

5.6.3	Positive and negative factors that affect Pelephone's competitive status

5.6.3.1	DBS's management estimates that DBS has competitive advantages, the main ones being:

A)	Using the most cutting-edge technology worldwide for providing its services.

B)	The quality and variety of content DBS broadcasts to its subscribers.

C)	The level, quality and availability of DBS’s customer service.

D)	Fostering and promoting the YES brand as a preferred, popular brand with a high level of loyalty.

E)	Marketing of a number of communication features, at varying price levels, offering a variety of content and diverse customer service formats.

5.6.3.2	However, DBS’s competitive operations suffer from inferiority or from adverse factors in a number of areas, the main ones being:

A)	Infrastructure inferiority – DBS's infrastructure is inferior because satellite infrastructure does not enable bidirectional communications, it does not enable provision of VOD services and does not enable transmission of telephony and internet services, compared with HOT, Cellcom and Partner's infrastructure that enable the supply of these services. For further information regarding Sting TV services, see section 5.2.2 .

B)	Regulatory restrictions -

For information regarding restrictions on marketing joint service bundles see section 5.15.9.

For information regarding restrictions under the Commissioner's conditions for a merger see section 1.1.5.

C)	For information concerning competitive inferiority due to the absence of regulatory supervision of players who do not have broadcasting licenses, see section 5.19.2.2. The establishment of the wholesale market arrangement, as described in section 1.7.3, which does not allow DBS to purchase services from the Company, is liable to facilitate the entry of new competitors to the market and establish their position.

D)	Space segments - the use of space segments involves heavy expenses. Regarding the restriction on its ability to expand its supply of broadcasts see section 5.7.

[59]	The estimate of DBS's market shares in 2015 through 2017 are based on the number of subscribers of DBS, HOT (based on HOT's reports) and of Cellcom and Partner (based on their reports regarding number of subscribers), where the market shares were calculated from the foregoing total number of subscribers of DBS, HOT, Partner and Cellcom (and not from the total number of viewers and subscribers in the market due to lack of actual figures in this regard).
[60]	The number of subscribers is approximate and the market share is rounded. Subscriber – one household or small business customer. In the case of business customers who have more than a minimum number of decoders (such as hotels, kibbutz or gym), the number of subscribers is standardized.

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5.6.4	Main methods for coping with competition

Below are the main methods used by DBS for dealing with competition in the broadcasting sector:

5.6.4.1	Content – DBS acts to purchase, produce and broadcast high-quality, innovative and diverse content, creating differentiation of its content;

5.6.4.2	Pricing policy - for information about the new pricing policy, see section 5.2.

5.6.4.3	Launch of a new online television service - in November 2017, DBS launched its Sting TV service. For details, see section 5.2.2.

5.6.4.4	Service – DBS places an emphasis on its customer service;

5.6.4.5	Technology – DBS invests in expanding its technological capacities by focusing on providing innovative and advanced services, such as HD and 4K services and personalized television broadcasts.

5.6.4.6	Branding – cultivation, promotion and differentiation of the YES brand;

5.7	Production capacity

The number of channels which DBS is capable of broadcasting to its subscribers depends on the number of space segments uses, its compression capability and the bandwidth required for transmission of each types channel. As at Reporting Date, DBS uses almost all the space segments at its disposal, consequently any increase in the number of channels it broadcasts, particularly of HD and 4K channels that require greater bandwidth and will require additional space segments or improvement of the compression software that DBS uses. Space segments are provided to DBS by a wholly controlled company of the Company (see section 5.16.1).

5.8	Property, plant and equipment

Below are the main components of DBS's property, plant and equipment:

5.8.1	Land

DBS leases several real estate properties for its operations. Its head offices and main broadcasting center are located on leased land in Kfar Saba. The lease periods for these sites expire in 2019 and the lease periods for the other properties leased by DBS vary from 2.5 to 5.5 years (these periods are based on the assumption that DBS will exercise its options to extend these leases).

5.8.2	Terminal satellite equipment

DBS installs a receiver dish and other terminal equipment in its subscribers' homes, including decoders enabling reception of broadcasts and smart cards for decoding the encrypted broadcasts. The decoders are leased to subscribers for a fixed leasing fee paid during the entire period the services are received, or are lent to subscribers.

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In the Reporting Period DBS purchased HD Zapper and 4KPVR decoders manufactured by Altech Multimedia International (Pty.) Ltd. (“Altech”). The 4KPVR decoders were purchased from Draco Inc. and the HD Zapper decoders were purchased mainly from OSI Maris Ltd (“OSI”), which to the best of the Company’s knowledge is an affiliate of Draco Inc., and a small number were purchased from Altech61. The cumulative purchase volume from Draco and OSI in the Reporting Year amounted to NIS 58 million. DBS is dependent on the decoder suppliers and on Altech. Purchasing decoders of other manufacturers does not involve, in itself, substantial additional cost, however it will require significant preparation for engaging with such other manufacturer (and possibly also another supplier) and modification of new decoders that will be manufactured for DBS’s broadcasting and distribution systems (with regard to a supplier of these services, see section 5.8.5), which could, particularly in the event of short notice termination of contract, cause DBS loss of income. Switching from one supplier to another for purchasing Altech decoders is expected to involve a preparatory period required for engaging in alternative contracts and changes in the supply and maintenance system62.

5.8.3	Terminal equipment for Sting TV service

Sting TV can be viewed via a wide range of terminal equipment, including via a streamer. DBS sells a streamer manufactured by Technicolor Delivery Technologies SAS that are imported by OSI, however the service can also be viewed via other compatible streamers.

5.8.4	Broadcasting equipment and computer and communications systems

DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center in Emek Ha'ela from where it transmits its broadcasts. The broadcasting centers operates reception and broadcasting equipment, as well as computer and communication systems. The secondary broadcasting center is operated by a third party which provides services for operating and maintenance of the secondary broadcasting center for DBS under a contract which is valid until the end of 2018 (with DBS having an extension option that can be exercised six months before the agreement terminates).

5.8.5	Operating and encryption systems

DBS purchases from Cisco Group companies ("Cisco") development, licensing, assimilation, maintenance and warranty services with regard to the operating systems for its broadcasting system and the decoders, and the hardware related to these services, including those connected to the encoding of DBS services, viewing cards that allow the foregoing encoded content to be viewed and applicable licenses for use in the systems and in the decoders, under a frame agreement. As of the Reporting Year, these services are also provided with regard to the Sting TV service.

For these services and products DBS pays Cisco one-time payments and periodic payments part of which are in a fixed amount and part are based on the number of active decoders and streamers of each type, and the ratio of part of the payments is fixed in the agreement as minimum annual amounts. The term of the agreement with Cisco is until December 2020 (with an automatic extension mechanism, unless one of the parties decides to end the agreement, subject to prior notice period as set in the Cisco agreement.

DBS is dependent upon the regular supply of these services and products, including integration of the various decoders that DBS uses for the operating system.

In 2017 the volume of DBS’s purchases from Cisco was not material.

5.8.6	Computerized billing system

DBS uses software and computer systems for managing its subscriber agreements, including its billing and collection system. In this context, DBS engaged in agreements with NetCracker Technology Solutions Ltd. and NetCracker Technology EMEA Limited (jointly "NetCracker").

[61]	The 4KPVR decoders were purchased under a three-way supply agreement between DBS, Altech and Draco Inc., under which, inter alia, Draco would import into Israel and sell to DBS. Decoders manufactured by Altech, under the terms of the agreement, including terms for decoder repair and support services (for hardware and software), are under the warranty period and terms for decoders (as set out in the agreement) and without. DBS purchased HD Zapper decoders until the first quarter of 2017 from Altech under a frame purchase agreement and since that date onwards from OSI according to purchase orders that DBS issued to OSI. As at Reporting Date, DBS’s management, OSI and Altech are conducting negotiations to engage in a three-way supply agreement that will regulate the purchase of HD Zapper decoders similar to the three-way purchase and supply format for 4KPVR decoders. As at Reporting Date, such agreement has not yet been signed and it is not possible to estimate whether it will be signed and under what terms.
[62]	Nonetheless, under certain circumstances of termination of the agreement with the supplier could enable reducing the interim period until resumption of the purchase of Altech 4KPVR decoders due to the arrangement for purchasing these decoders directly from Altech that applies under compliance with certain conditions set out in the three-way agreement (see footnote 60). With regard to HD Zapper decoders, it may be possible to reduce the interim period if they could be purchased directly from Altech as was done until the beginning of 2017, although it is not at all certain if this will be possible and under what conditions. With regard to signing of a supply agreement regulating the purchase of HS Zapper decoders under a three-way purchase and supply format (see footnote 60), DBS is working on also including a mechanism enabling direct purchase, similar to the arrangement applicable for the 4KPVR decoders.

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DBS is dependent upon NetCracker's system and services due to their importance for managing and monitoring services and content purchased by subscribers and for billing its subscribers. System malfunctions or shutdown of these services to DBS could cause operational difficulties until the fault is repaired or the system/supplier is replaced. As of Reporting Date the current project agreement for services and technical support is until the end of 2019.

In 2017 DBS payments to NetCracker were in an amount that is not material.

5.9	Intangible assets

5.9.1	Licenses

DBS owns the following key licenses:

5.9.1.1	Broadcasting license valid through January 2023[63] – this license is material to DBS’s operations and is the main regulatory permit for its operations (for the conditions of this license, see section 5.15).

5.9.1.2	A satellite television license for broadcasting in the Judea and Samaria region, valid through December 2022, the terms of which are similar to those of DBS’s main broadcasting license, as set out in section 5.9.1.1.

5.9.1.3	License to perform uplink operations (transfer of broadcasts from DBS’s broadcasting center to the broadcasting satellite and implementation of set and ancillary operation activities), which is valid until January 2023[64] or until the end of DBS’s broadcast license, whichever is the earlier. This license is essential for DBS’s operations and is the regulatory permit for the transmission of broadcasting messages from the broadcasting center to the broadcasting satellites and from them to the subscribers' homes.

5.9.2	Trademarks

DBS owns registered trademarks with the main ones designed to protect its trade name (YES).

5.10	Broadcasting rights

5.10.1	DBS has the broadcasting rights of two types of video content.

Content purchased from third parties, including content and channels, that own the broadcasting rights thereto;

Content which DBS invests in producing (in full or in part), and in addition to the actual right to include the content in its broadcasts, DBS generally also has rights in such content, at the rates specified in agreements with the producers. In most instances, DBS is also entitled to issue authorizations to use the rights and share the revenues stemming from additional use of the content, in addition to DBS broadcasting thereof

The broadcasting and distribution of content by DBS over various media involves payment of royalties to the owners of copyrights and performance rights to music, sound recordings, scripts and directing of content, and for secondary broadcasting included under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984. Such royalties are paid to several organizations operating in Israel, for collecting royalties on behalf of the owners of the intellectual property rights, under blanket licenses. Royalty payments under these licenses are, at times, based on a fixed payment and sometimes on various pricing methods, and with respect to some of the organizations, DBS may be required to pay additional amounts as royalties for transmitting content via certain media, and in amounts that DBS estimates are not expected to be material.

This estimate by DBS is a forward-looking statement, based among other things on estimates by DBS, including regarding the amount of use of the content and the positions of the various organizations, and should any of them change, this estimate may change accordingly.

[63]	This after the license was extended by the Minister of Communications in January 2017. At the end of this period the agreement may be extended for additional periods of six years each, subject to the terms of the broadcasting license.
[64]	This after the license was extended by the Minister of Communications in January 2017.

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5.10.2	Given the many content providers from which DBS purchases broadcasting rights, DBS does not have a main content provider and is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, at the date of this report DBS is dependent on the purchase of the broadcasting rights of local sports channels from two providers, and the term of the contract with one of them terminates at the end of 2018.

5.11	Human resources

5.11.1	Organizational structure

DBS is made up of departments, each headed by a VP, who are members of DBS management.

(*)	The Internal Auditor is not an employee of DBS.

(**) Including Sting TV

5.11.2	DBS personnel by division

	Number of employees
	December 31, 2017	December 31, 2016
Head office employees	503	532
Sales	241	270
Customer Division	936	951
Total	1,680	1,753

5.11.3	Bonuses and Nature of Employment Agreements

DBS is party to a collective agreement between the New National Labor Federation (the representative labor union at DBS) and the DBS workers’ committee from 2016. The agreement is in force for three years (from September 2016) and thereafter will automatically be renewed for further period of 12 months each time, unless one of the parties give notice of their intention to change the agreement. The agreement applies to all DBS employees (other than a certain number of employees and managers from department head and higher rank). The agreement provides, among other things, the periods after which DBS employees will become tenured employees, mechanisms for involving the Workers Committee in decision making concerning employment and termination of the employment of tenured employees at DBS, as well as annual wage increments and other general benefits DBS will grant to its employees during the term of the agreement.

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DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

Following the announcement by the National Labor Federation in November 2017 of a labor dispute and the intention to strike, which, according to the announcement, is due to the proposed structural reforms and changes in DBS, that includes proposed layoffs, a special collective agreement was signed in January 2018. Under the special collective agreement, the parties will act to implement the structural reforms and changes according to a mechanism set up in the collective agreement.

5.11.4	Employee compensation schemes

DBS customarily awards its officers and managers, as well as some of its employees, annual bonuses based on attaining goals and performance assessment.

5.12	Suppliers

For a description of the engagement with Spacecom, see sections 5.7 and 0.

For a description of the agreements with the decoder suppliers, see section 5.8.2.

For a description of the agreement with NetCracker, see section 5.8.5.

For a description of the agreement with NetCracker, see section 5.8.6.

With respect to the purchase of the broadcasting rights to local sports channels, see section 5.10.2.

5.13	Financing

5.13.1	Average interest rate on loans

Source of financing		Amount at December 31, 2015 (NIS millions)	Currency or linkage	Average interest rate	Effective interest
Long-term loans	Banking sources	34	NIS	3.41%	3.44%
	Non-banking sources (1)	434	CPI-linked NIS	5.35%	5.42%

(1)	The non-banking borrowing, which is valid until December 31, 2017, consists of debentures (see section 5.13.2).

5.13.2	Institutional financing

5.13.2.1	In July 2017 DBS made a final redemption repayment of a debenture series issued to institutional investors in 2007 (Series A), that was secured with various collateral. Following the foregoing redemption, these liens were lifted.

5.13.2.2	DBS has an outstanding series of debentures (Series B) that was issued to institutional investor in 2010 and listed on the TACT institutional system at the TASE under a deed of trust between DBS and Hermetic Trusts (1975) Ltd., that was extended in 2011, 2012, 2013, 2014 and 2015 (in this section: ("the Deed of Trust").

The Deed of Trust set out usual events (such as insolvency proceedings, violation, execution of liens on most of the company’s assets, and others) that, should they occur, following a warning period and under terms that were set in each Deed, establish the right to call for the immediate repayment of the debentures, subject to the provisions of the Deed of Trust.

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5.13.2.3	In September 2015, the Company signed a deed of guarantee to meet DBS’s liabilities to the holders of Debentures (Series B), against: (a) reducing the interest rate on Debentures (Series B); (b) cancellation of collateral registered in favor of the Trustee for Debentures (Series B) and (c) cancellation of various provisions in the Deed of Trust, and all in accordance with the terms provided therein. If the Company's rating is downgraded to below a rating of -AA, the interest rate will increase, and the canceled provisions and collateral pledged in favor of the Trustee for Debentures (Series B) will be reinstated.

For further information regarding the debentures, see Note 13.4 to the 2017 Financial Statements.

5.13.2.4	For information concerning the purchase of DBS Debentures (Series B) by the Company (while at the same time issuing debentures of the Company), see the update to section 0. In March 2018, DBS Debentures (Series B) held by the Company were converted into premium on DBS’s share capital, and subsequently the outstanding balance of Debentures (Series B) as at Reporting Date is NIS 15 million.

5.13.3	S&P Maalot ratings for DBS and its debentures

As of October 2015, DBS is rated by S&P Maalot with a ilAA (stable) issuer rating, following the acquisition of all holdings in it by the Company. The debentures issued by DBS are rated by S&P Maalot as ilAA. In July 2016 S&P ratified DBS's ilAA rating with stable outlook, while in its announcement it stated that a change in the Company's rating will affect DBS's rating.

With regard to ratification of DBS’s ilAA/Stable rating by Standard and Poor's Maalot Ltd. (as part of its ratification of the Company's rating), and the placement of DBS’s rating (and that of the Company) on a watch list in March 2018, see the update to section 2.13.6.

5.14	Taxation

In September 2016, a tax assessment was signed between the Company, DBS and the Tax Authority and in this regard, a tax decision was given, due to a Stage A assessment that is not in the agreement, that was issued to DBS for 2010-2011 and the objection submitted by DBS. Furthermore, DBS’s deductions assessment for 2013-2015 was signed in January 2018. For further information, see Note 7 to the 2017 Financial Statements.

5.15	Restrictions and supervision applicable to DBS

5.15.1	General

DBS’s operations, as a holder of a broadcasting license, are regulated by and subject to an extensive system of laws that apply to the area of broadcasting, including primary legislation (and specifically the Communications Law and subsequent regulations), secondary legislation (including the Communications Rules), as well as administrative directives and Council decisions.

Additionally, DBS's operations are subject to the provisions of its licenses, and particularly the broadcasting license.

5.15.2	Eligibility requirements for satellite broadcasts licensee, cross-ownership restrictions

The regulations of the satellite broadcasting license place various restrictions on a licensee, including eligibility requirements that relate to the holdings of the owner of the license and the interested parties, directly and indirectly, in the licensees under the Second Authority Law65 and the owners of daily newspapers.

[65]	As at Reporting Date, the operations of these entities (in the cable broadcasting sector and under the Second Authority Law) are regulated through licenses and not franchises.

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5.15.3	Tariff control

The broadcasting license provides provisions regarding the types of fees the licensee may collect from its subscribers for services provided under the license, and those fixed in DBS price list. The vast majority of DBS subscribers subscribe to campaigns offering DBS services, including various combination content packages, related services, and receipt and installation of terminal equipment, at prices below the listed price. For information regarding the campaign that DBS launched in January 2018, see section 5.2.

DBS has the duty to notify the Chairman of the Council of any change in the price list approved by the Council immediately upon its publication and the Chairman may in certain cases prohibit the change in the price list. The Council chairperson may intervene in campaigns or reductions offered by DBS if he/she finds that they are misleading to the public or discriminate between subscribers.

Under the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. At the date of this report, no such prices had been set. In addition, the Minister may fix the price of the basic packages.

In 2016, the Council’s decision regarding its policy on special offers and applicability of transparency provisions came into effect, the highlights being:

A.	Each primary deal (that includes the broad basic package, the narrow basic package or any other basic package that will be offered in the future) will be priced for a defined and fixed period of 4 to 18 months only ("the Initial Price Period") during which no price increase will be allowed.

B.	Notwithstanding the foregoing, it will be possible to grant an additional discount during the first four months of the Initial Price Period.

C.	It will not be possible to cancel a special offer during the Initial Price Period, unless permitted by law.

D.	It will be possible to agree in advance with a subscriber on the price that will apply after the Initial Price Period ("Continuation Prices"), subject to certain conditions concerning the Continuation Prices and method for notifying the subscriber regarding their coming into effect and regarding the subscriber's rights to give notice of the termination of the agreement during the period of the Continuation Prices.

E.	All primary deals must be published on the website (excluding special retention offers). It is not mandatory to publish bonuses and compensation offers.

F.	Customer service centers must offer subscribers the best deals that are relevant to them.

G.	The provisions of the decision will not apply at this stage to business customers or large-scale customers, including kibbutzim, workers' committees, etc.

H.	The Council does not intend to prevent differentiation between special deals targeting new customers and those targeting existing customers.

For further information regarding the Council's resolution see immediate report dated February 15, 2016 and supplementary report dated March 23, 2016.

5.15.4	Obligation to invest in local productions

Under the provisions of the broadcasting license and the Council's decisions, in 2017 and 2018 DBS is required invest an amount no less than 8% of its revenue from subscription fees66 in local productions, and according to the Communications Regulations and the decisions of the Council, DBS is required to invest various amounts of such investments in different genres of local productions.

In December 2017 the Council decided to defer until 2019 applicability of its previous decision according to which the obligation to invest in local productions would increase to 9%. The Council further decided that in 2018 it will hold a further discussion to review the prevailing legislative status and the financial situation of the license holders, including the formula fixed in the decision for the rate of investment and will issue provisions if it deems fit.

[66]	Including DBS revenues from terminal equipment and installation, and pursuant to the Council's decision, also from VOD services.

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5.15.5	Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers, and this in exchange for payment ("Transmission Fee") to be determined in the agreement, and lacking agreement - in exchange for a payment to be determined by the Minister, after consulting with the Council. In February 2018 an Amendment was enacted to the Law, regulating the Minister’s power to require that the broadcasts of small licensees under the Second Authority Law (which did not have designated licenses prior to the amendment to the law) was regulated, taking into consideration satellite capacity of satellite broadcasting licensees.

5.15.6	Content of the broadcasts and obligations with respect to subscription

The broadcasting license sets out provisions that relate to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcast by DBS. The Communications Law forbids holders of broadcasting licenses to broadcast commercials, other than a few exceptions.

The broadcasting license also includes provisions regarding the subscriber service terms, including discrimination prohibition.

5.15.7	Ownership of broadcast channels

Pursuant with the Communications Rules, DBS, including its affiliates as defined in the Communications Rules, may own up to 30% of the domestic channels it broadcasts (compared with the 20% applicable to HOT.) DBS is also restricted under the Communications Law from owning a producer of news broadcasts.

5.15.8	General provisions regarding the broadcasting license

The Minister and the Council have parallel authority to amend the broadcasting license. The Minister was authorized to cancel or postpone the broadcasting license for causes set out in the Communications Law and the broadcasting license. The Communications Law and broadcasting license stipulate restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the assets of the broadcasting license. The broadcasting license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition by way of an agreement, arrangement or understanding with a third party in terms of provision of broadcasts and services is prohibited, unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was stipulated to provide bank guarantees to the Ministry of Communications in the amount of NIS 30 million (principal) to secure DBS’s undertakings under the license. There is a dispute between DBS and the Ministry concerning the linkage mechanism of the guarantees which, according to the Ministry of Communications should be, as at Reporting Date, NIS 40 million.

5.15.9	Offering service bundles

Under the broadcasting license, DBS may offer joint service bundles that include service provided by the Company and service by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the "unbundling" obligation, and the existence of a corresponding bundle marketed by a licensee that is unrelated to the Company (see section 1.7.2.2). A joint service bundle that includes the Company's internet infrastructure service only, does not require Ministry of Communications approval and the unbundling obligation does not apply.

With regard to conditions published by the Commissioner with regard to the merger of the Company and DBS, see section 1.1.5.

DBS believes that in view of the development of competition between the communications groups and the growing importance of the supply of comprehensive communications services (see section 1.7.1), particularly the competition between it and HOT and Cellcom and Partner that are not subject to such restrictions, if the restrictions with regard to the Company's collaboration with DBS (see section 1.7.2.2) remain in place, the adverse impact of such restrictions on DBS's results may increase.

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5.15.10	Regulation of the transmission of video content via the Internet

DBS assumes that the VOD services that it provides via the internet (see section 5.2.3) are not subject to the prevailing regulations applicable to multi-channel satellite television broadcasts or other regulations under the Communications Law, similar to the current regulatory situation for online television services (such as those offered by Cellcom, Partner and by DBS regarding its yesGo and Sting TV services). Nonetheless, from the Council's various decisions (also see section 5.15.3) it appears that the Council believes it is authorized to also regulate DBS’s VOD services.

For information regarding the Minister of Communications decision relating to the recommendations of the Broadcast Committee with regard to regulation of the transmission of video content via the internet, see section 5.1.2.

If the foregoing regulation of the transmission of video content via the internet will be implemented, it could affect the foregoing services provided by DBS.

DBS's estimates in this instance are forward-looking information, as defined in the Securities Law, based in part on the Broadcasting Committee recommendations and the decision of the Minister of Communications relating to the Council’s decisions. There is no certainty that this matter will be regulated by legislation and regulation in general, and in the manner recommended in particular. These assessments may not materialize or may materialize differently from that expected, among other things, depending on how the recommendations of the Broadcasting Committee are actually applied, the Council's decisions, the Minister of Communications decisions and the legislative amendments that will be formulated as a consequence.

5.16	Material Agreements

Following is a brief description of the main points of the agreements likely to be considered as material agreements not in the ordinary course of DBS's business, which have been signed and/or are valid in the period of the Periodic Report:

Space segment leasing agreement

5.16.1	Under the agreement with Spacecom Communications Ltd. ("Spacecom")[67], from 2013 DBS leases Amos satellite space segments ("2013 Agreement"). The 2013 Agreement is valid through 2028, whereby in the initial stage, the space segments that were available for DBS to use were on Amos 2 and Amos 3 satellites[68].

According to the provisions of the 2013 Agreement, once Amos 2 ceases to operate, DBS is meant to lease space segments on the Amos 3 satellite (until 2022) and the Amos 6 satellite that was scheduled to be launched into space in the third quarter of 2016, and its useful life is expected to end in 202869.

In September 2016, Spacecom reported that to the best of its knowledge, an explosion occurred during ground fueling of the launch rocket for the Amos 6 satellite causing total loss of the satellite, which was scheduled to replace the Amos 2 satellite for DBS’s satellite broadcasts and space activities

[67]	A company controlled by the controlling shareholders in the Company.
[68]	As announced by Spacecom, the Amos 3 satellite has a malfunctioning battery.
[69]	Pursuant to the 2013 agreement, DBS leased 12 space segments, and as of 2022 it is expected to lease 9 space segments only (with options, from the beginning of Amos 6 planned operation, to lease up to two additional space segments, at the same price per segment, at the terms fixed in the 2013 agreement)

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5.16.2	Subsequently, in April 2017, the general meetings of the Company and of Spacecom approved an addendum to the 2013 agreement between DBS and Spacecom, the highlights of which are set out below (the “2017 Agreement”).

The term of the 2017 Agreement is until December 31, 2028 (without changing the term of the 2013 agreement), subject to the early termination options set out below.

The satellites on which DBS will lease space segments are70: (a) Amos 3 satellite - that serves DBS at the present time; (b) Amos 7 satellite - an existing satellite on which Spacecom owns rights to lease space segments and which, according to Spacecom, positioning was completed at the end of February 2017; (c) Amos 8 satellite - a new satellite that is expected to serve DBS once it begins operating (regarding which Spacecom undertook to make all reasonable effort to ensure that this will be no later than February 2021)71.

Leased space segments - during the term of the agreement (and subject to unavailability) DBS will lease 12 space segments from Spacecom on two different satellites, according to a division as set in the agreement. The agreement also regulates the availability of alternative segments to the leased space segments during the term of the agreement, under the terms and restrictions set in the agreement.

Cost of leasing - the estimated total nominal cost for the duration of the term of the lease is USD 263 million, reflecting an average annual cost of USD 21.9 million, subject to discount and reimbursement mechanism as set out in the agreement.

Early termination of the agreement: The agreement stipulates a right for early termination without cause, subject to prior notice of 12 months and payment of a consideration according to a mechanism set in the agreement. The right for early termination was also provided for a delay in the agreement for the building of Amos 8 coming into effect, and for early termination at the end of Amos 3 useful life, due to unavailability of Amos 8 satellite, without requiring payment of any compensation and according to the conditions set in the agreement.

For further information concerning the 2017 Agreement, see the transaction report and notice for convening of a special general meeting of the Company dated February 16, 2017 and amendment report to the transaction report dated March 26, 2017 and the Immediate Report regarding the outcome of the Company's general meeting of April 3, 2017, which are presented here by way of reference.

5.16.3	In April 2017, the Amos 2 satellite ceased its commercial activities. At the date of this report, DBS uses space segments on the Amos 3 and Amos 7 satellites, as set out in the 2017 Agreement.

5.16.4	In March 2018, the Company’s audit committee and Board of Directors approved DBS engagement with Spacecom to amend the 2017 agreement, according to which during the period from April 2018 through September 2018 (and for the duration of an additional year, if the parties agree), in place of one of the space segments leased by DBS on the Amos 3 satellite DBS will lease instead on the Amos 7[72] satellite, and for this swap, DBS will be entitled to a monthly discount of USD 80,000 during the interim period. As at Reporting Date, the foregoing amendment is yet to be signed.

5.16.5	Fixed fees in 2017 amounted to NIS 78 million.

5.16.6	DBS has material dependence on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, and is also responsible for operating the space segments. For information concerning exposure to risks in the event malfunction or unavailability of any of the satellites, see section 5.19.3.4.

[70]	These estimates concerning the delivery of the satellites, launching of them, their positioning in space, commencement of the satellite operations and end of their useful life are forward-looking information, as defined in the Securities Law, based among other things on the information given by Spacecom to DBS and which, in part, is not in the control of Spacecom, and is dependent on its engagements with third parties. Consequently, these estimates may not materialize or may materialize in a manner significantly different from that expected, inter alia, depending on conditions relating to the launching of satellites, commencement of satellites operating, conditions required for their proper running and the end of the life expectancy of existing satellites, and other external factors that impact their operation and the operations of Spacecom.
[71]	According to an announcement by Spacecom on March 25, 2018, it engaged in an agreement for the manufacturing of the Amos 8 satellite with a US company. Under the terms of said agreement, the satellite is planned to be delivered to Spacecom whithin 27 months from date on which an advance payment is made on account of the cost, that is expected to be paid within 60 days from signing of the agreement.
[72]	It was agreed that the swap will not prejudice the possibility of extinguishing one of the Amos 3 transponders during the Eclipse, as provided in the foregoing transaction report.

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5.17	Legal proceedings[73]

Pending legal proceedings

Date	Parties	Court	Type of Action	Details	The amount of the claim
June 2014	Customer and apartment building representatives vs. DBS	District (Tel Aviv)	A financial claim filed with a motion (consolidated) to certify it as a class action.

It is claimed that DBS unlawfully charged residents in apartment buildings (subscribers and non-subscribers of DBS) for the electricity consumption for the satellite dishes and/or amplifiers and/or other devices that DBS uses, that are located on these apartment buildings. The applicant has petitioned the court, inter alia, to order DBS to refund to the members of the group, the amount collected for electricity consumption as aforesaid.

The second lawsuit (that was originally filed with the District Court in Haifa, and was moved for hearing before the District Court in Tel Aviv in September 2014) includes a claim that DBS installed equipment in apartment buildings that operate on electricity and according to their claim, DBS connected the outside equipment without approval and consent of the apartment buildings in which the equipment was connected to the communal electricity and also consumed electricity without paying for it.

In October 2015, the court ruled to consolidate the proceedings in both motions for certification and filing of consolidated statements. In December 2016, the claimants' request for interlocutory remedies against DBS regarding the disconnection of subscribers who refuse to bear the electricity costs and the signing of intermediate representatives on agreements to bear these expenses, was struck.

NIS 80 million is for monetary and non-monetary damages allegedly caused due to the electricity consumption for DBS systems and an injunction ordering DBS to install electricity meters for measuring the electricity consumption of DBS’s systems whose cost is estimated in the claim at NIS 44.6 million.

Sept 2014	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.

A claim regarding electronic advertisements sent by DBS to its customers, allegedly in contravention of Section 30A of the Communications Law, in breach of DBS’s license and breach of the agreement between DBS and its customers. The applicants petitioned the court for relief for the inconvenience caused to the customers of DBS, harassment, loss of time, etc. and relief in an amount that will be determined at the court’s discretion, for enrichment of DBS as a result of sending these messages.

NIS 402 million (with additional relief to be determined at the court's discretion).
July 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

A claim of discrimination of DBS customers who are not offered or given the best terms or the lowest price for the services they received from DBS; a claim of discrimination against new DBS customers over existing customers who are eligible for receiving a campaign or benefit for joining DBS; and a claim of discrimination of new members who are acquainted with the company's employees, over other new members. This, according to the allegations, is contrary to DBS obligation under its license and by law to refrain from discriminating with regard to the price for the services it provides. The applicant requests that DBS will compensate members of the group for the monetary difference between the price that each of them actually paid to DBS for the services, and the lowest price they could have paid for those services. In addition, the applicant requests that the court order DBS to offer and provide its services to everyone requesting its services at the same terms and to publish them in its various publications. In September 2015, following the filing of another motion to certify a class action against DBS which engages as alleged, in price discrimination, the court held that the two actions will be defined as related cases and in November 2015 the court ordered the consolidation of two motions to certify.

The applicant does not specify the amount of the claim, but the extent of the damage is estimated to be tens of millions of shekel.

The amount of the second claim is estimated by the applicants to be NIS 13 million plus monetary damages as will be awarded by the Court,

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Date	Parties	Court	Type of Action	Details	The amount of the claim

With the consent of the parties the court decided to suspend the hearing of the case due to the simultaneous suspension of corresponding cases against other defendants, while there is a pending motion to transfer the hearing on the petitions to another court, as aforesaid. In August 2017, the court held that it does not deem it necessary to separate the cases against DBS and against HOT from the corresponding cases against the cellular companies. In the same month, DBS filed a notice regarding the differences between the proceedings against DBS and those against the cellular companies. In December 2017, the Attorney General filed his position on the case, according to which he does not believe it necessary to file a further position on his behalf. This notice further stated that the positions of the Antitrust Authority and of the Council in this suit are irrelevant to the question of whether the cellular companies violated the provisions prescribed in their licenses.

December 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

A claim that DBS and HOT operate illegally by providing their customers with premium content services, (as part of the VOD service of DBS and HOT), that is provided under transactions for fixed periods and automatically renewable, while charging their customers for the service unilaterally, without the clients' consent and in violation of the law. Thus, allegedly, they charge their customers illegal amounts and while enriching themselves unjustly.

The applicants do not explicitly mention the amount of the claim, but believe that the conduct described provides DBS and HOT annual income of tens of millions of shekels.

April 2016	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.

In April 2016, a claim was filed against DBS in the Tel Aviv District Court together with a motion to certify it as a class action. According to the claimants, who are DBS subscribers, the condition included in the agreement between DBS and its customers, which allows a subscription to be put on hold for a limited period thus avoiding the payment of a subscription fee for this period, and provided that the freeze is for a period of at least 30 days (“the Condition”) is a discriminatory condition and is unreasonable in a standard contract. Furthermore, the claimants contend that DBS allows customers to have their subscription frozen for shorter periods if they make the request by phone - which the plaintiffs argue misleads consumers and is unfair conduct and, among other things, is in breach of the provisions of the Contracts Law, the consumer protection laws and Unjust Enrichment Law and not in court.

The claimants have asked the court to order the cancellation of the Condition of the agreement and alternatively to determine that DBS’s conduct as described above is misleading and not in good faith. The court was also petitioned to instruct DBS to compensate the subscribers who are members of the group in the total amount of NIS 736 million .

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Date	Parties	Court	Type of Action	Details	The amount of the claim
March 2017	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

The subject of the action is the allegation that DBS was in breach of the agreement with its customers and the conditions of the license issued by the Ministry of Communications when it discontinued broadcasts of the Children’s Channel on January 1, 2017 and instead started to broadcast a channel called Yes KIDZ (“discontinuation of the channel broadcasts”), which the applicant argues is not an appropriate substitute. The applicant requests that DBS refunds to each of the members of the class group the amounts that it collected or overcharged (the "excess amount” as argued by the applicant will not be less than NIS 100 per month), from the date of discontinuation of the channel broadcasts, and that it should compensate all members of the group for the inconvenience caused as a result of the discontinuation of the channel's broadcasts (a loss which is estimated in the amount of NIS 250 for each group member).

In May 2017, DBS received a letter from the Council with regard to the termination of the proceeding against the substituting of the Children's Channel, in which the Council stated that DBS had complied with the Council's decisions on this matter, and that the response offered by the Company "provides a worthy alternative for the channel that was discontinued". In view of this, DBS sent a letter to the applicant’s counsel requesting that they inform it as soon as possible whether he intends to continue the proceeding or to file for the motion to certify to be withdraws. To date, no written response has been received from the applicant. In November 2017, DBS submitted its response to the motion to certify and in December 2017 the applicant submitted its reply to the response.

The applicant does not expressly mention the amount of the action against DBS, but defines the group as all DBS customers on the date of discontinuation of the channel's broadcasts, excluding those customers who have ostensibly already received specific compensation from DBS for discontinuation of the channel's broadcasts.
June 2017		Investigation of the Israel Securities Authority		For further information concerning the investigation launched by the ISA in June 2017, and as part of which the CEO and CFO of DBS, among others, were questioned, see section 1.1.6.

June 2017

Shareholders of the Company

v. the Company, the Chairman of the Board of Directors of the Company, members of the Board of Directors of the Company, as well as companies of the Eurocom Group and against the CEO of the Company and the CEO and CFO of DBS.

		District Court (Economic Department) in Tel Aviv	Motion to certify a class action	For further information concerning the motion to certify a class action that was filed, inter alia, against the CEO and CFO of DBS in connection with a transaction from 2015, under which the Company acquired from Eurocom D.B.S. Ltd (a company controlled by the Company's controlling shareholders) the balance of DBS shares held by it, and concerning a transaction to acquire shares of the Company held by Eurocom, see section 2.18 (J).

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Date	Parties	Court	Type of Action	Details	The amount of the claim
June - August 2017 and a motion filed in December 2017	Shareholders of the Company v the Company and DBS	District Court at Tel Aviv – Yafo	Various motions for disclosure of documents prior to filing a motion to certify a derivative claim pursuant to section 198A of the Companies Law, which were filed pursuant to an investigation by the Israel Securities Authority.

For further information concerning motions filed to the Tel Aviv District Court (Economics Division) for the disclosure of documents prior to filing a motion to certify a derivative claim under Section 198A of the Companies Law, that were filed by a shareholder in the Company against the Company and DBS, for delivery of documents and information relating to an agreement to purchase DBS shares by the Company, and specifically in connection with the Second Contingent Payment under that agreement, see section 2.18(K).

For further information concerning motions filed by Company shareholders to the Tel Aviv District Court (Economics Division) in July 2017, for the disclosure of documents prior to filing a motion for certification of a derivative claim under Section 198A of the Companies Law, against the Company and DBS, and to disclose certain documents relating to an interested party transaction between DBS and Spacecom from 2013, as amended in 2017, see section 2.18 (K).

For further information with regard to a motion for disclosure of documents prior to filing of a motion for certification of a derivative action under Section 198A of the Companies Law, which was filed in July 2017 by Company shareholders against the Company and DBS in the Tel Aviv District Court (Economics Division), with regard to benefits received by senior officers of the Company and DBS, under the transaction to acquire shares of DBS by the Company and the transaction with Spacecom, see section 2.18 (K).

December 2017	Holders of B Communi-cations securities, originally against B Communi-cations and its officers. Under the amended claim, DBS, and officers (present and former) of DBS and of the Company, inter alia, were among the defendants that were attached for the first time. The Company itself was not attached to the proceeding	A Court in the State of New York USA	Motion to certify a class action	For further information concerning the motion to certify a class action that was filed, inter alia, against the CEO and CFO of DBS with regard to a transaction from 2015, under which the Company acquired from Eurocom D.B.S. Ltd (a company controlled by the Company's controlling shareholders) the balance of DBS shares held by it, and concerning a transaction to acquire shares of the Company held by Eurocom, see section 2.18 (L).	*

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5.18	Goals and Business Strategy

5.18.1	DBS's goals are to maintain its market share and customer base, while maintaining its business and competitive position in the sector and continuing its streamlining measures.

5.18.2	To achieve these goals, along with efforts to reduce costs, DBS intends to invest considerable effort in marketing and sales, and in appropriate marketing strategy designed to continue attracting subscribers; and to retain existing customers; continually improve the array of services to subscribers; improving the added value offers to customers; creating differentiation and innovation in its broadcasting content, to increase the amount of content purchased by each subscriber and expand DBS's value-added services, and to invest in the development and integration of advanced technologies and new services. These efforts include DBS's drive to increase the rate of penetration of advanced services, including the PVR decoders and VOD and HD services among its subscribers as well as to also provide its content on additional platforms, such as yesGo and Sting TV (see section 5.2.1 and 5.2.2 above), in a way that will increase DBS revenues and subscriber loyalty to DBS's services.

5.18.3	DBS’s foregoing goals are forward-looking information, based on forecasts by DBS's management, current trends in the broadcasting market and DBS’s assessment regarding competition in the broadcasting sector, and the regulation which applies and which will apply to DBS and other players, taking into account the restrictions that apply and will apply to the Company, and which affect DBS. However, the forecasts of DBS's management may not materialize, or may materialize in a significantly different manner, due to changes in demand in the broadcasting market, fiercer competition in this sector, the entry of additional providers into the sector or alternative sectors, and in light of the regulatory restrictions which are or will be imposed on DBS or on its partnerships with the Company and other entities in the sector.

5.19	Discussion of Risk Factors

Following is a list of the threats, weaknesses and other risk factors of DBS (the "Risks”) attributable to the general environment, industry and special nature of its operations.

5.19.1	Macro risks

5.19.1.1	Financial risks – a material part of DBS's expenses and investments are linked to fluctuations in the exchange rate of the US dollar (particularly content, satellite segments, purchase of decoders and additional logistics equipment). Therefore, sharp fluctuations in the exchange rate will have an effect on DBS’s business results.

5.19.1.2	Recession – an economic recession, increase in unemployment rates and a decrease in disposable income might bring about a decrease in the number of DBS’ subscribers, a decrease in DBS’ revenues and harm to its business results.

5.19.1.3	Security situation - An ongoing unstable security situation in large areas of Israel, which disrupts the day-to-day lives of the residents, could have an adverse effect on DBS's business results.

5.19.2	Sector-specific Risks

5.19.2.1	Dependence on licenses - DBS provides multi-channel television broadcasts under a broadcasting license and other licenses and is therefore dependent on these licenses and on their extension from time to time. Violation of the provisions of the licenses and of the law under which the licenses are issued could bring about, subject to the license conditions, revoking, amendment or suspension of the licenses and consequently material harm to DBS’s ability to continue operating.

5.19.2.2	Regulation - the provision of satellite television broadcasts is subject to obligations and restrictions set out in legislation and to a system of licensing, oversight and approvals from various regulatory bodies, and consequently may be affected and restricted due to policy considerations dictated by these entities and by their decisions and changes in communications legislation (see section 5.15). Regulatory changes could impact DBS operations and could have a material adverse effect on its financial results. Likewise, the continuing operations of online content providers (and the entry of additional providers), as set out in section 5.1.1 above, without applicable regulation of their operations and/or without amending the regulations applicable to broadcasting licensees, may significantly affect DBS's financial results. Furthermore, as a provider of public services, DBS operations are subject, inter alia, to consumer protection regulation.

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5.19.2.3	Fierce competition - the sector is fiercely competitive with diverse competitors (see section 5.1.7) requiring DBS to constantly and continually invest in attracting and retaining customers, and dealing with high rates of subscriber churn between the companies. For details regarding facets of the competition, see section 5.6.

5.19.2.4	Technological developments and improvements - the risk in the development of new technologies is that they will render existing technology inferior, forcing DBS to invest large amounts for retaining its competitive edge. Furthermore, such technological advances and developments may also facilitate increased accessibility to video content, allowing other providers to offer content viewing services without the need for heavy investment that may make it difficult for DBS to recruit new subscribers, retain existing subscribers and offer its services, requiring it to invest large amounts and posing a threat on its competitive standing (see section 5.1.1).

5.19.2.5	Alternative multi-channel broadcasting infrastructures - the DTT system, and particularly its expansion and the expanding penetration of OTT operators, could have an adverse effect on the financial results of DBS (see section 5.1.1E)

5.19.2.6	Piracy – the broadcasting sector is exposed to viewers’ pirate connections for receiving broadcasts without paying subscription fees and is exposed to public access to content to which the broadcasting providers have rights.

5.19.2.7	Exposure to class action lawsuits - there is exposure to class action lawsuits in material amounts

5.19.3	DBS specific risks

5.19.3.1	Exposure to calls for immediate repayment of loans due to non-compliance with loan agreements - DBS failure to comply with the provisions of its agreements with financiers may, in accordance with and subject to their provisions, entitle the relevant lenders grounds to call in all the loans provided to DBS for immediate repayment. With regard to the possibility of DBS debts being called for immediate repayment in the event that the credit provided by another lender is called for immediate repayment, see section 5.13.

5.19.3.2	Restrictions resulting from the ownership structure - DBS is restricted in joint ventures with the Company with respect to offering communications service bundles that has a material impact on DBS's business status and competitive ability (see section 5.6.2).

5.19.3.3	Existence of sufficient cash flow - DBS is required to maintain a cash flow that is sufficient for compliance with its business plan and with repayment of the credit it used. The absence of a sufficient cash flow may impact on the ability of DBS to increase its rate of penetration of advanced services and to make it more difficult for it to face the competitive threats in view of technological developments and consumption patterns in the field.

5.19.3.4	Satellite malfunction and damage - DBS broadcasts via space segments on satellites stationed at identical points in space. Malfunction of one of the satellites, damage to one of them or unavailability of space segments on any of the satellites (including unavailability of the new satellite scheduled to replace a previous one that has ceased to broadcast or provide services to DBS) could disrupt and materially reduce the volume of DBS broadcasts, unless an alternative is found for the foregoing unavailable space segments, taking into account the time taken until the foregoing alternative is implemented. Nonetheless, the duplication of the satellites via which broadcasts are transmitted to subscribers as of reporting date (and which is expected to continue until 202674), also in view of the partial backup mechanism prescribed in the Spacecom agreement (the nature and extent of which depend, inter alia, on the identity of the backup satellite), significantly reduces the risk entailed by damage, failure or unavailability of one of them, and improves the sustainability of the broadcast. In the event of a satellite being unavailable as aforesaid, it would be possible, through space segments made accessible for DBS on another satellite, to broadcast the major channels broadcast by DBS, but not all of the channels broadcast (for information concerning the Spacecom agreement, including the alternative mechanisms set out in it, see section 5.16). DBS is not insured against loss of revenues caused by satellite malfunction.

[74]	See footnote 68.

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DBS's estimate as aforesaid in this paragraph is forward-looking information. This assessment is based on Spacecom providing space segments and Spacecom's assessment with regard to the continuing life of the satellite, the new satellites starting to operate and the end of the operation of the existing satellites. This estimate may not materialize or may materialize partially or differently if there will be changes in the life expectancy of the satellites or if Spacecom does not provide DBS with alternative segments due to unavailability or malfunction of the space segments or the satellites.

5.19.3.5	Dependence on holders of rights in the space segments - DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, also responsible for operating the space segments. With regard to Amos 7, availability of space segments is dependent on a third party that owns the satellite and the organization responsible for operating it, and with which Spacecom has an agreement (see section 0).

5.19.3.6	Dependence on providers of software, equipment, content, infrastructure and services - DBS is dependent on certain providers of software, equipment including decoders (see section 5.8.2), content and services, including broadcast encryption services (see section 5.12). Failure to receive the products or services they provide could harm DBS’s ability to function and results.

5.19.3.7	Damage to broadcasting and logistics centers - damage to operations of a broadcasting center may cause significant difficulty for continuing broadcasts, however, splitting of broadcasts into two broadcasting centers (Kfar Saba and Emek Ha'ela) reduces the risk involved if one sustains damage and improves the survivability of some of the broadcasts. In the event of damage to one of the broadcasting centers, DBS will be able to continue broadcasting only part of its channels from the other broadcasting center. This is more significant in the event of damage to the Kfar Saba center, which is the only center with the capacity for broadcasting some of DBS key channels. All the broadcasting centers have identical encryption systems and therefore backup is also available for the encryption system in the event of damage to one of the broadcasting centers. Damage to DBS's logistics center could also be a cause of disruption of its operations.

DBS’s assessment as set out in this paragraph is forward-looking information. This estimate is based on the provision of services from the supplier that operates the secondary broadcasting site in the event of damage to the Kfar Saba broadcasting center. Malfunction of DBS's computer systems - A significant malfunction in DBS's central computer systems is liable to wreak havoc with its operational capability.

5.19.3.8	Malfunction of DBS's computer systems - a significant malfunction in DBS's central computer systems is liable to significantly affect its operational capability. DBS has a remote backup site, primarily to protect information and provide partial internal computer services in the event of malfunction, however, it will be impossible to execute significant DBS operational capacities without the proper operation of the central computer systems at the Kfar Saba site.

DBS's estimate with respect to its backup capability, as aforesaid in this paragraph, is forward-looking information. This estimate is based on the functioning of the remote backup site. This estimate might not be realized or might be realized to some or other extent if this functioning is not enabled.

5.19.3.9	Technical limitations and the inability to offer integrated services - DBS’s technology suffers from technical limitations with regard to that of Hot. This technical limitation prevents DBS from providing telephony and internet services, and various interactive services, including VOD, via its infrastructure; and therefore depends on third parties for providing them.

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5.19.3.10	Malfunction of the encryption system or its enforcement – DBS’s broadcasts are based on the encryption of broadcasts transmitted via satellite and encoded via smart cards that are installed in the decoders in subscribers’ homes. Defects in the encryption system or its enforcement or a breach thereof could make it possible to view broadcasts without payment to DBS, thereby causing a reduction in revenues and a breach of the agreements between DBS and its content suppliers.

5.19.3.11	Lack of exclusivity on frequencies - The spectrum of frequencies used by DBS to transmit its broadcasts from the broadcasting satellites to the satellite dishes installed in subscriber homes, and which is allocated in accordance with the license from the Ministry of Communications, is defined as a frequency spectrum with a secondary allocation, such that an Israeli party that is allowed to make authorized primary use the frequency spectrum. If the foregoing owner of the primary allocation uses the frequency spectrum, this may cause adverse impact on the quality and/or availability of DBS broadcasts to its subscribers, which may adversely affect the financial results of DBS. At the date of this report, to the best of DBS's knowledge, the primary allocation holder has not made use of said frequencies in a manner that caused any real and/or lengthy disruptions to DBS broadcasts.

5.19.3.12	Broadcast disturbances - as DBS’s satellite broadcasts are wireless transmissions from broadcasting centers to broadcasting satellites and from them to the receiver dishes in subscriber homes, the broadcast of wireless signals in the same frequency spectrum, whether or not they originate in Israel, and extreme weather conditions of heavy rain, hail or snow could cause disruptions to the quality and/or availability of the broadcasts provided by DBS to its subscribers and may cause material harm to its financial results.

5.19.3.13	Labor relations - DBS is party to a collective agreement with the New General Federation of Workers and the Workers Committee, which could reduce its managerial flexibility (see section 5.11.3).

Breakdown of risk factors ranked according to their impact, in the opinion of DBS management. It should be noted that DBS's assessments of the extent of the impact of a risk factor reflect the scope of the effect on DBS of such risk factor, on the assumption that it the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. Likewise, the order of appearance of the risk factors above and below is not necessarily based on the risk involved in each risk factor, or the probability of its occurrence75.

[75]	See footnote 40

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Summary of risk factors - multi-channel television

Extent of Impact
	Major	Moderate	Minor
Macro risk
Financial risks		X
Recession / economic downturn			X
Security situation			X
Sector-specific risk
Dependence on licenses	X
Changes in regulation	X
Intense competition	X
Technological developments and changes		X
Alternative infrastructures		X
Unlawful viewing		X
Exposure to class action lawsuits		X
Company-specific risk
Exposure to credit being called for immediate repayment as a result of failure to comply with the finance agreements			X
Restrictions caused by ownership structure		X
Need for sufficient cash flow		X
Satellite malfunction and damage	X
Dependence on space segment supplier	X
Dependence on suppliers of content, equipment and infrastructure	X
Damage to broadcasting centers	X
Malfunction of computer systems	X
Technical limitations and inability to offer integrated services		X
Malfunction of encryption system	X
Lack of exclusivity on frequencies		X
Disturbances in broadcasts	X
Labor relations		X

The information included in this Section 5.19 and the assessments of DBS regarding the impact of the risk factors on DBS's operations and business constitute forward-looking information as defined in the Securities Law. The information and estimates are based on data published by regulatory agencies, DBS assessments of the market situation and the structure of competition, possible developments in the market and the Israeli economy, and the factors mentioned above in this section. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

March 28, 2018
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

David Granot, Interim Chairman of the Board of Directors

Stella Handler, CEO

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Appendix A - List of Terms

A.	Names of laws appearing in the report

Consumer Protection Law	-	Consumer Protection Law, 1981
Antitrust Law	-	Antitrust Law, 1988
Arrangements Law	-	The Economic Plan (Legislative Amendments for Implementing the Economic Policy for Fiscal Years 2017 and 2018) Law, 2016
Companies Law	-	Companies Law, 1999
Non-Ionizing Radiation Law	-	Non-Ionizing Radiation law, 2006
Market Concentration Law	-	Law to Promote Competition and Reduce Concentration, 2013
Second Authority Law	-	Second Authority for Television and Radio Law, 1990
Planning and Construction Law	-	Planning and Construction Law, 1965
Communications Law	-	Communications (Telecommunications and Broadcasts) Law, 1982
Securities Law	-	Securities Law, 1968
Communications Rules	-	Communications (Broadcasting Licensee) Rules, 1987
The Telegraph Ordinance	-	Wireless Telegraph Ordinance [New Version], 1972
The Communications Order	-	Communications (Telecommunications and Broadcasts) (Determination of an Essential Service Provided by Bezeq Israel Telecommunication Corp.) Order, 1997
Prospectus Details Regulations	-	The Securities (Details of a Prospectus, Draft Prospectus - Structure and Form) (Amendment) Regulations, 1969
Interconnect Regulations	-	Communications (Telecommunications and Broadcasts) (Payments for Interconnect) Regulations, 2000
Satellite Broadcasting License Regulations	-	Communications (Telecommunications and Broadcasts) (Proceedings and Conditions for Grant of a Satellite Broadcasts License), 1998

B.	Other principal technology terms appearing in the report[76]

Bezeq Online	-	Bezeq Online Ltd.
Bezeq International	-	Bezeq International Ltd.
B.I.P.	-	B.I.P. Communications Solutions (Limited Partnership) which is controlled by Bezeq International
B Communications	-	B Communications Ltd.
Golan Telecom	-	Golan Telecom Ltd.
2017 Financials	-	The consolidated financial statements of the Company for the year ended December 31, 2017
Interconnect fees	-	Interconnect fees (also called "call completion fees") are paid by one carrier to another for interconnection (see definition below)
DBS	-	D.B.S. Satellite Services (1998) Ltd.

[76]	Please note that the definitions are for reader convenience only, and are not necessarily identical to the definitions in the Communications Law or its Regulations.

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HOT	-	HOT Communications Systems Ltd. and corporations under its control which operates in broadcasting (multi-channel television)
HOT Telecom	-	HOT Telecom Limited Partnership
Hot Mobile	-	Hot Mobile Ltd. (formerly Mirs Communications Ltd.) and corporations under its control
HOT-Net	-	HOT-Net Internet Services Ltd.
TASE	-	The Tel Aviv Stock Exchange Ltd. (TASE)
The Council	-	The Cable and Satellite Broadcasting Council
Walla	-	Walla! Communications Ltd. and corporations under its control
Eurocom D.B.S.	-	Eurocom D.B.S. Ltd.
Eurocom Communications		Eurocom Communications Ltd.
Public switching	-	In the context of a communications network - a telephony system supporting the connection of installations for passing calls between various end units
Mbps	-	Megabits per second; a unit of measure for the speed of data transfer
Domestic Carrier	-	An entity providing fixed-line domestic telephony services under a general or special domestic carrier license
PVR decoders	-	Digital decoders enabling viewing of satellite broadcasts, with recording ability on a hard disk (Personal Video Recorder) and enabling other advanced services, including HDPVR decoders
HDPVR decoders	-	PVR decoders that also enable receipt of HD broadcasts
Roaming	-	Roaming services allow a customer of one communications network to receive services from another communications network which is not his home network, based on roaming agreements between the home network and the host network
NEP	-	Network End Point – an interface to which a public telecommunications network and terminal equipment or a private network are connected. NEP services include the supply and maintenance of equipment and services on the customer's premises
Access point	-	A telecommunications device that operates in the frequencies stipulated in the relevant Wireless Telegraph Ordinance, which enables wireless communications between a user that has a wireless interface operating in those frequencies and the data-communications network, including the Internet.
Cellcom	-	Cellcom Israel Ltd. and corporations under its control
Pelephone	-	Pelephone Communications Ltd.
Partner	-	Partner Communications Ltd. and corporations under its control
Interconnect	-	Interconnect enables telecommunications messages to be transferred between subscribers of various license-holders or services to be provided by one license-holder to the subscribers of another license-holder; interconnect is made possible by means of a connection between a public telecommunications network of one license-holder (e.g. the Company) and a public network of another license-holder (e.g. a cellular operator). See also the definition of "interconnect fees".
Cellular (MRT)	-	Mobile radio-telephone; cellular telephony

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Consolidated general broadcasting license / consolidated license	-

A general license which is one of the following or a license that combines several of them:

(1)    Special general license;

(2)    General mobile radio telephone license on another network;

(3)    General license for providing international telecommunications services;

(4)    Special license for providing NEP services.

(5)    Special license for providing internet services.

Domestic carrier license	-	General license or special general license for providing fixed-line domestic telecommunications services
Cellular license		General license for providing mobile radio-telephone services by the cellular method
Broadcasting license	-	License for satellite television broadcasts
Rami Levy	-	Rami Levy Cellular Communications Ltd.
Transmission services	-	Transmission of electromagnetic signals or series of bits between the telecommunications facilities of a license-holder (excluding terminal equipment)
Data communication services	-	Network services for transferring data from point to point, transferring data between computers and between different communications networks, communications network connection services for the Internet, and remote access services for businesses
The Report Period	-	The twelve months ended December 31, 2017
Bitstream Access (BSA)	-	Managed broadband access that enables service providers to connect to the network of the infrastructure's owner and offer broadband services to subscribers.
CDMA	-	Code Division Multiple Access – Access technology for cellular communications networks based on separation of subscribers by encoding
xDSL	-	Digital Subscriber Line Technology that uses the copper wires of telephone lines to transfer data (the Internet) at high speeds by using frequencies higher than the audible frequency and therefore enabling simultaneous call and data transfer
DTT	-	Digital Terrestrial Television – Wireless digital broadcast of television channels by means of terrestrial transmission stations
GSM	-	Global System for Mobile Communications – International standard for cellular communications networks ("2nd Generation")
HD	-	High Definition TV - High resolution (separate) TV broadcasts
UHD / 4K	-	Ultra-high Definition TV – a broadcasting technology which is defined in international standards, and based on the size of a picture in pixels. In this method of broadcasting, there are 4 times as many pixels (3840 x 2160) as there are in HD broadcasts (1920 x1080).
HSPA	-	High Speed Packet Access - cellular technology succeeding the UMTS standard, enabling data transfer at high speeds ("3.5 Generation")
IBC	-	IBC Israel Broadband Company (2013) Ltd., 40% of which is owned by Israel Electric [IEC] and 60% is owned by a group of investors headed by ViaEuropa.
IP	-	Internet Protocol. The protocol enables unity between voice, data and video services using the same network
IPVPN	-	Virtual Private Network based on IP and located on the public network, through which it is possible to (a) enable end users to connect to the organizational network by remote access, and (b) connect between the organization's branches (intranet)

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Chapter A (Description of Company Operations) to the periodic Report for 2017

ISP	-	Internet Service Provider – Holder of a special license for providing Internet access services. The Internet access provider is the entity enabling the end user to connect to TCP/IP protocol that links him and the global Internet
LTE		Long Term Evolution - a standard for wireless communication of high-speed data for mobile phones
MVNO	-	Mobile Virtual Network Operator – A virtual cellular operator that uses the existing communications infrastructures of the cellular carriers without need for its own infrastructures
NDSL	-	A subscriber's line that provides only high-speed access by means of ISPs
NGN	-	Next Generation Network – The Company’s new communications network, based on IP architecture
UMTS	-	Universal Mobile Telecommunications System - international standard for cellular communications developed from the GSM standard (“3G")
VoB	-	Voice over Broadband – Telephony and associated services in IP technology using fixed-line broadband access services
VoC	-	Voice over Cellular Broadband – Telephony services over a cellular data communications channel ("Mobile VoB Services")
VOD	-	Video on Demand – Television services per customer demand
VoIP	-	Voice over Internet Protocol – Technology enabling the transfer of voice messages (provision of telephony services) by means of IP protocol
Wi-Fi	-	Wireless Fidelity – Wireless access to the Internet within a local space

A-148

Chapter B -

Board of Directors’ Report on the State of the
Company’s Affairs for the Year Ended
December 31, 2017

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the year ended December 31, 2017.

For information concerning a public investigation by the Israel Securities Authority, which began on June 20, 2017, submittal of the investigation file to the State Attorney’s Office on November 6, 2017, and the start of a joint investigation by the Israel Securities Authority and the Israel Police on February 18, 2018, see Note 1.2 to the financial statements. The Company is unable to assess the effects, if any, of the investigations, their findings and outcomes and the restrictions preventing the Company from conducting reviews as detailed in the note, on the Company and its officers, on the assessment of the Company’s internal controls or on the financial statements and on the estimates used in the preparation of these statements. The auditors have drawn attention to the matter in their report on the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content and commerce services (through “Walla”) and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group’s results were as follows:

	2017	2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%
Profit	1,235	1,244	(9)	(0.7)
EBITDA (operating profit before depreciation and amortization)	3,825	4,060	(235)	(5.8)

The decrease in operating profit was due to lower revenues and losses from impairment of DBS’s goodwill (see Note 10 to the financial statements). This decrease was partially offset, mainly by early adoption of IFRS 15 - Revenue from Contracts with Customers, whereby sales commissions are recognized as subscriber acquisition assets (see Note 2.8 to the financial statements).

This decrease in profit was offset mainly by a decrease in taxes on income following the reduction of the corporate tax rate and its effect on deferred tax assets last year, which led to NIS 143 million in tax expenses.

The decrease in operating profit on the one hand, and the decrease in income taxes on the other, have resuled in profits for the reporting year being similar to those for last year.

B-1

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	December 31, 2017	December 31, 2016	Increase (decrease)
	NIS Millions	NIS Millions	NIS Millions	%	Explanation

Cash and current investments	2,470	1,234	1,236	100.2	The increase was mainly attributable to higher cash balances in the Domestic Fixed-Line Communications segment, including through receipt of loans. For more information, see Section 1.4 - Cash Flows, below.
Eurocom D.B.S. Ltd.	43	-	43	-	The balance was due to an update to the second contingent consideration estimate and the fair value estimate of the surplus in advanced payments for Eurocom’s acquisition. See Note 12.2.1 to the financial statements.
Inventory	125	106	19	17.9
Current trade and other receivables and non-current	2,678	2,863	(185)	(6.5)	The decrease was mainly due to a reduction in trade receivables in the Cellular Communications segment, mainly due to lower revenues from installment-based handset sales.

Broadcasting rights	454	432	22	5.0
Property, plant and equipment	6,798	6,876	(78)	(1.1)
Intangible assets	2,768	3,047	(279)	(9.2)	The decrease was mainly due to write-downs of excess acquisition costs attributed to intangible assets upon assuming control of DBS, a NIS 87 million impairment in DBS’s goodwill (see Note 10 to the financial statements), and a decrease in investments (net of depreciation) in the Cellular Communications segment.
Deferred tax assets	1,019	1,007	12	1.1
Deferred costs and non-current investments	494	382	112	29.3	The increase was due to early adoption of IFRS 15 - Revenues from Contracts with Customers, whereby sales commissions are recognized as subscriber acquisition assets. See Note 2.8 to the financial statements.
Total assets	16,849	15,947	902	5.7

B-2

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.1	Financial position (contd.)

	December 31, 2017	December 31, 2016	Increase (decrease)
	NIS Millions	NIS Millions	NIS Millions	%	Explanation

Debt to financial institutions and debenture holders	11,861	10,953	908	8.3	Receipt of loans and debenture issues in the Domestic Fixed-Line Communications segment offset by loan and debenture repayments in the Domestic Fixed Line Communications and Multi-Channel Television segments (for more information, see Note 13 to the financial statements).
Trade and other payables	1,699	1,610	89	5.5
Current and deferred tax liabilities	225	205	20	9.8
Liabilities towards Eurocom D.B.S. Ltd.	-	32	(32)	(100)	See Note 12.2.1 to the financial statements.
Employee benefits	552	573	(21)	(3.7)
Other liabilities	368	371	(3)	(0.8)
Total liabilities	14,705	13,744	961	7.0
Total equity	2,144	2,203	(59)	(2.7)	Equity comprises 12.7% of the balance sheet total, as compared to 13.8% of the balance sheet total on December 31, 2016.

B-3

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.2	Results of operations

1.2.1	Highlights

	December 31, 2017	December 31, 2016	Increase (decrease)
	NIS Millions	NIS Millions	NIS Millions	%	Explanation

Revenues	9,789	10,084	(295)	(2.9)	Revenues were down across all of the Group’s primary segments.
Depreciation and amortization	1,715	1,739	(24)	(1.4)	The decrease in the Group’s depreciation costs, which was due among other things to a decrease in the amortization of excess acquisition costs accrued upon assuming control of DBS, was partially offset by depreciation costs, mainly in the Cellular Communications segment, following amortization of a subscriber acquisition asset after early adoption of IFRS 15. See Note 2.8 to the financial statements.
Salaries	2,005	2,012	(7)	(0.3)
General and operating expenses	3,891	4,012	(121)	(3.0)	The decrease was mainly attributable to lower expenses in the Cellular Communications segment. The decrease in the Group’s expenses was mainly affected by early adoption of IFRS 15, whereby distributor fees are recognized as subscriber acquisition assets. See Note 2.8 to the financial statements.
Other operating expenses, net	68	-	68	-	Net expenses in the reporting year were mainly due to losses on the impairment of DBS’s goodwill (see Note 10 and Note 24 to the financial statements).
Operating profit	2,110	2,321	(211)	(9.1)
Finance expenses, net	417	447	(30)	(6.7)	The decrease in net finance expenses was attributable to the Domestic Fixed-Line Communications segment, mainly due to changes in the commitment towards the second contingent consideration for the acquisition of DBS (see Note 12.2 to the financial statements). The decrease was partially offset, among other things, by increased finance expenses from the fair value of financial assets in Multi-Channel Television operations.
Share in losses of investees	5	5	-	-
Income tax	453	625	(172)	(27.5)	Taxes were down mainly due to a reduction in the tax asset and recognition of NIS 143 million in deferred tax expenses last year, following a reduction in the corporate tax rate (see Note 7 to the financial statements).
Profit for the year	1,235	1,244	(9)	(0.7)

B-4

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.2.2	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	2017		2016
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	4,244	43.3	4,383	43.5
Cellular Communications	2,546	26.0	2,630	26.1
Intl. Communications, Internet and NEP Services	1,537	15.7	1,548	15.3
Multi-Channel Television	1,650	16.9	1,745	17.3
Other and offsets	(188)	(1.9)	(222)	(2.2)
Total	9,789	100	10,084	100

	2017		2016
	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,971	46.4	2,076	47.4
Cellular Communications	72	2.8	32	1.2
Intl. Communications, Internet and NEP Services	174	11.3	176	11.4
Multi-Channel Television	163	9.9	264	15.1
Other and offsets	(270)	-	(227)	-
Consolidated operating profit/ % of Group revenues	2,110	21.6	2,321	23.0

B-5

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.2.2.	Operating segments

B.	Domestic Fixed-Line Communications Segment

	2017	2016	Increase (decrease)
	NIS Millions	NIS Millions	NIS Millions	%	Explanation

Fixed-line telephony	1,281	1,392	(111)	(8.0)	The decrease was due to lower average revenues per phone line and a decrease in the number of lines.
Internet - infrastructure	1,544	1,500	44	2.9	The increase was mainly due to growth in the number of internet subscribers through the wholesale service and higher ARPU (retail), offset by a decline in the number of retail internet subscribers.
Transmission, data communications and others	1,189	1,288	(99)	(7.7)	The decrease was mainly due to lower transmission revenues from telecom operators.
Digital and cloud services*	230	203	27	13.3	This increase was mainly due to an increase in revenues from IP CENTREX services and the B144 commercial directory.
Total revenues	4,244	4,383	(139)	(3.2)
Depreciation and amortization	728	717	11	1.5
Salaries	891	898	(7)	(0.8)
General and operating expenses	677	705	(28)	(4.0)	The decrease was mainly due to a reduction in distributor fee costs, recognized as an asset following early adoption of IFRS 15, a reduction in interconnect fees to telecom operators, and building maintenance costs. These were partially offset, mainly by higher advertising costs.
Other operating income, net	23	13	10	76.9	The increase in net income was due to a decrease in costs from employment termination through early retirement, net of a decrease in capital gains on real estate sales and higher costs from Communication Ministry sanctions and legal actions.
Operating profit	1,971	2,076	(105)	(5.1)

*	Digital and cloud services have been reclassified and are presented separately to reflect the change in the revenue composition of Domestic Fixed Line Communications.

B-6

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.2.2.	Operating segments

B.	Domestic Fixed-Line Communications Segment

	2017	2016	Increase (decrease)
	NIS Millions	NIS Millions	NIS Millions	%	Explanation

Finance expenses, net	403	445	(42)	(9.4)	The decrease in net finance expenses was mainly affected by income from a net change in the commitment to the second contingent consideration from DBS’s acquisition, to the amount of NIS 14 million in the present year, as compared to an expense of NIS 55 million last year (see Note 12.2 to the financial statements). The decrease was mainly offset by higher interest costs on loans and debentures, and an increase in finance expenses from employee benefits.
Income tax	396	399	(3)	(0.8)
Segment profit	1,172	1,232	(60)	(4.9)

B-7

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.2.2.	Operating segments

C.	Cellular Communications segment

	2017	2016	Increase (decrease)
	NIS Millions	NIS Millions	NIS Millions	%	Explanation

Services	1,782	1,818	(36)	(2)	The change in revenues was due to migration of existing customers to cheaper plans offering greater data volumes at current market prices. The decrease was offset by growth in the Company’s subscriber base. Subscriber growth stemmed the erosion in revenues seen in recent years.
Equipment sales	764	812	(48)	(5.9)	The decrease was mainly due to cancellation of purchasing taxes on cellular handsets which lowered prices. The decrease was further affected by lower sales volumes of cellular handsets.
Total revenues	2,546	2,630	(84)	(3.2)
Depreciation and amortization	383	380	3	0.8	The increase was mainly due to depreciation costs on a subscriber acquisition asset, following early adoption of IFRS 15, and was offset by a decrease in current depreciation costs.
Salaries	384	378	6	1.6
General and operating expenses	1,707	1,839	(132)	(7.2)	The decrease was mainly due to a reduction in distributor fees, recognized as an asset following early adoption of IFRS 15, and a reduction in the cost of handset sales as aforesaid. Results were also affected by a decrease in engineering expenses, updates to site leasing estimates, and continued cost-cutting efforts by the Company. These were contrasted by an increase in call completion fees.
Other operating expenses	-	1	(1)	(100)
Operating profit	72	32	40	125
Finance income, net	51	46	5	10.9
Income tax	28	17	11	64.7
Segment profit	95	61	34	55.7

B-8

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.2.2	Operating segments

D.	International Communications, Internet and NEP Services

	2017	2016	Increase (decrease)
	NIS Millions	NIS Millions	NIS Millions	%	Explanation

Revenues	1,537	1,548	(11)	(0.7)	The decrease was due to decreased revenues from call transfers between global operators (hubbing), decreased revenues from international calls due to a decrease in call minutes driven by continued competition with cellular operators and increasing use of substitute software products, and a decrease in revenues from internet services. The decrease mostly offset by increased revenues from telecom solution equipment sales to businesses.
Depreciation and amortization	135	137	(2)	(1.5)
Salary expenses	324	330	(6)	(1.8)
General and operating expenses	901	887	14	1.6	The increase was due to an increase in cost of sales for telecom solution equipment for businesses. Internet service expenses were also up. The increase was partially offset by lower expenses on call transfers between global operators, lower expenses on international calls corresponding with the aforesaid decrease in revenues, plus a decrease in customer recruitment commission expenses which were recognized as an asset following early adoption of IFRS 15.
Other operating expenses	3	18	(15)	(83.3)	Last year, expenses were due to collective labor agreement signed in 2016.
Operating profit	174	176	(2)	(1.1)
Finance expenses, net	8	10	(2)	(20)
Share in the earnings of associates	-	1	(1)	(100)
Income tax	39	42	(3)	(7.1)
Segment profit	127	125	2	1.6

B-9

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.2.2.	Operating segments

E.	Multi-Channel Television

	2017	2016	Increase (decrease)
	NIS Millions	NIS Millions	NIS Millions	%	Explanation

Revenues	1,650	1,745	(95)	(5.4)	The decrease was mostly due to a decrease in the subscriber base and a decrease in ARPU.
Depreciation and amortization	285	296	(11)	(3.7)	The decrease was mainly due to a reduction in investments.
Salaries	246	249	(3)	(1.2)
General and operating expenses	956	936	20	2.1	The increase was mainly due to increased content expenses and advertising expenses. This increase was partially offset by a decrease in distribution fee costs, which were recognized as an asset following the early adoption of IFRS 15.
Operating profit	163	264	(101)	(38.3)
Finance expenses, net	71	58	13	22.4	The increase was mainly due to an increase in finance expenses from the fair value of financial assets, offset by a decrease in interest expenses and discounts on debentures.
Finance expenses for shareholder loans, net	-	468	(468)	(100)	No finance expenses were recognized in the present year, following conversion of the shareholder loans to equity at the end of the third quarter of 2016.
Income tax	336	(330)	666	-	The change in tax expenses was mainly due to the tax asset being fully written-off following the change in expected profitability as a result of changes in Management’s expectations concerning the scope and severity of competition in the television market. Last year, a tax asset was created for some of the losses accrued from previous years.
Segment profit (loss)	(244)	68	(312)	-

B-10

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.3	Highlights from the Group’s consolidated quarterly statements of income (NIS millions)

	Q1 2017	Q2 2017	Q3 2017	Q4 2017	2017	Explanation

Revenues	2,453	2,463	2,415	2,458	9,789
Operating expenses	1,887	1,890	1,871	2,031	7,679	The increase in the fourth quarter, as compared to the third quarter, was due to increased expenses, mainly due to a NIS 87 million loss on impairment of DBS’s goodwill.
Operating profit	566	573	544	427	2,110
Finance expenses, net	101	102	94	120	417	In the fourth quarter as compared to the third quarter – expenses were up mainly due to an increase in finance expenses from employee benefits in the Domestic Fixed-Line Communications segment.
Profit after finance expenses, net	465	471	450	307	1,693
Share in losses of investees	2	2	-	1	5
Profit before income tax	463	469	450	306	1,688
Taxes on income	113	111	128	101	453
Profit for the period	350	358	322	205	1,235

Basic and diluted earnings per share (NIS)	0.13	0.13	0.12	0.07	0.45

* Fourth quarter 2017 vs. fourth quarter 2016

Net profit in the fourth quarter totaled NIS 205 million, as compared to NIS 185 million in the same quarter last year. In the corresponding quarter of last year, the Company recognized a NIS 78 million provision for termination of employment by way of early retirement and NIS 55 million in finance expenses following a change in the obligation to a contingent consideration as part of a business combination in the Domestic Fixed-Line Communications segment, and NIS 79 million in deferred tax expenses following a reduction in the corporate tax rate. The year-on-year increase in net profit in the present quarter was almost entirely offset, mainly due to losses on impairment of DBS’s goodwill and a decrease in revenues and capital gains on real estate sales.

B-11

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.4	Cash flow

	2017	2016	Increase (decrease)
	NIS Millions	NIS Millions	NIS Millions	%	Explanation

Net cash from operating activities	3,525	3,526	(1)	-	Net cash from operating activities remained stable, mainly due to higher net cash flows in the Domestic Fixed-Line Communications segment, as a result of changes in working capital and lower income tax payments. The increase was offset by lower net cash in the Multi-Channel Television segment, mainly due to lower operating profit and an increase in broadcasting rights.
Net cash used in investing activities	(1,148)	(1,567)	419	(26.7)	Net cash used in investing activities was down, mainly due to taxes paid on finance income from shareholder loans to DBS to the amount of NIS 461 million last year, and a decrease in net investments in bank and other deposits in the Domestic Fixed-Line Communications Segment. The decrease was partially offset by increased investment in deferred expenses following early adoption of IFRS 15 - Revenue from Contracts with Customers, whereby sales commissions are recognized as subscriber acquisition assets. See Note 2.8 to the financial statements.
Net cash used in financing activities	(844)	(1,866)	1,022	(54.8)	Net cash used in financing activities was down, mainly due to an increase in loans received and a decrease in debenture repayments in the Domestic Fixed-Line Communications segment. In addition, payments to Eurocom D.B.S. for the purchase of DBS’s shares and loans and the dividend payment were lower in the reporting year, as compared to last year. The decrease was partially offset by a decrease in debenture issuance and an increase in loan repayments in the Domestic Fixed-Line Communications segment.
Net increase in cash	1,533	93	1,440	-

Average volume in the reporting year:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 11,290 million.

Supplier credit: NIS 929 million.

Short-term credit to customers: NIS 1,968 million. Long-term credit to customers: NIS 415 million.

B-12

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

1.4	Cash Flows (contd.)

As of December 31, 2017, the Group had a working capital surplus of NIS 966 million, as compared to a working capital deficit of NIS 407 million on December 31, 2016.

According to its separate financial statements, the Company had a working capital surplus of NIS 592 million as of December 31, 2017, as compared to a working capital deficit of NIS 944 million on December 31, 2016.

The change from a working capital deficit to a surplus at the Group and Company level was mainly due to long-term debt raising, which increased cash balances.

2.	Corporate Governance

2.1	Community involvement and donations by Group companies

Bezeq supports the community from a deep-rooted commitment to social responsibility. This support is made through monetary donations, contributions of communications infrastructures, and by encouraging employees to volunteer in a range of activities for the community. The bulk of Bezeq’s monetary donations focus on education.

In 2017, the Group donated a total of NIS 9.1 million.

Bezeq also aided in funding the connection of schools in Israel to the fiber optic cable network, at an estimated sum of NIS 11.9 million and in a ‘computer for every child’ project, to the amount of NIS 1 million in 2017.

It is noted that, as part of these donations, in 2017 the Company donated various amounts to academic institutions, including NIS 100,000 to Bar Ilan University. It is noted that a Company director, Dr. Joshua Rosenzweig, and a director (up to March 22, 2017), Mr. Amikam Shorer, are (volunteer) members on Bar Ilan University’s board and council of trustees.

B-13

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

2.2	Disclosure concerning the auditor’s fees

Below are the fees paid to the auditors of the principal consolidated companies in the Group for auditing and audit-related services:

			2017		2016
Company	Auditor	Details	Fees (NIS Thousands)	Hours	Fees (NIS Thousands)	Hours
Bezeq - The Israel Telecommunications Corp. Ltd.	Somekh Chaikin	Audit and audit-related services	3,521	18,100	2,900	16,200
		Other services[1]	875	2,860	382	1,166
Pelephone Communications Ltd.	Somekh Chaikin	Audit and audit-related services	1,130	7,400	1,160	7,700
		Other services[1]	493	1,389	545	1,612
Bezeq International Ltd.	Somekh Chaikin	Audit and audit-related services	590	4,200	590	4,400
		Other services[1]	253	681	119	527
D.B.S. Satellite Services (1998) Ltd.	Somekh Chaikin	Audit and audit-related services	1,001	7,059	880	7,400
		Other services[1]	195	529	190	490

The auditors’ fees were discussed by the Board of Directors Financial Statements Examination Committee, and approved by the Company’s Board of Directors and the boards of each of the Group companies. The fees were determined on the basis of the hours worked and the hourly rate in the previous year, adjusted for changes and events which occurred in the reporting year.

2.3	Directors with accounting and financial expertise and independent directors

Information concerning directors with accounting and financial expertise and independent directors is included in Sections 2 and 9 to the corporate governance questionnaire and in Section 14 of Chapter D to the periodic report.

[1]	“Other services” rendered to key companies in the Group in 2017 and 2016 included, inter alia, tax and accounting consultancy services and special certifications.

B-14

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

2.4	Disclosure concerning the internal auditor in a reporting company

Details
Internal auditor	Lior Segal
Start of tenure date	Jan. 24, 2011
Compliance with statutory requirements	The internal auditor complies with the conditions set forth in Section 3(a) and 8 to the Internal Audit Law, and Section 146(b) to the Companies Law.
Employment method	Company employee.
Method of appointment

Manner of appointment and summary of reasons for approving the appointment:

The appointment was approved by the Board of Directors on January 24, 2011, following the Audit Committee’s recommendation.

Prior to his appointment, the internal auditor served as manager of internal processes and controls and as corporate governance compliance officer. The appointment was based on his qualifications and professional experience.

Duties, powers, and tasks of the internal auditor:

The powers and responsibilities of the Company’s internal auditor are set forth in the Company’s internal audit procedure, approved by the Company’s Audit Committee. According to the procedure, the internal auditor’s responsibilities and powers are as follows:

Examining propriety of actions carried out by the Company, its officers and personnel, examining the integrity of financial and operating information, examining financial and liability management, and examining the Company’s IT systems and its information security set-up. The internal auditor is also charged with investigating employee complaints according to the arrangements set forth by the Audit Committee pursuant to Section 117(6) to the Companies Law, 1999.

The internal auditor is authorized to receive any information, explanation, and document required for the performance of his duties; he has right of access to all regular or computerized data bank, database, and automated or non-automated data processing work plan of the Company and its units; and to be granted entry to all Company property. The internal auditor is also entitled to be invited to all Management, Board of Directors and Board committee meetings.

The internal auditor’s organizational superior	Chairman of the Board (until March 22, 2017 - the Company’s CEO).
Work plan

In 2017, the internal auditor followed an annual work plan, derived from the work plan for the period 2017-2019.

Considerations in determining the internal audit work plan

The guiding principle underlying the internal audit work plan is the risk inherent in the Company’s processes and operations. To assess these risks, the internal audit referred to a Company risk survey conducted by the risk management officer, and to other sources that affected the risk assessment in those processes, such as meetings with Management, findings from previous audits, and other relevant activities.

The main considerations taking into account in formulating the work plan are reasonable coverage of most of the Company’s operating activities based on exposure to material risks, considering existing controls in the Company’s operations and previous audit findings.

Parties involved in formulating the work plan

The internal auditor, Management, the CEO, the Board of Directors’ Audit Committee, and the Chairman of the Board.

B-15

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

2.4.	Disclosure concerning the internal auditor in a reporting company (contd.)

Details
Work plan

The party accepting and approving the work plan

The Board of Directors’ Audit Committee.

The auditor’s discretion in deviating from the work plan

The Chairman of the Board or the chairman of the Audit Committee may propose topics which urgently require auditing, and may also recommend narrowing or halting an audit approved in the work plan.

The internal auditor is granted discretion to deviate from the work plan.

Examination of material transactions

The internal auditor attends discussions at Board meetings where material transactions are approved and reviews the relevant material sent in preparation for these discussions.

Furthermore, the examination detailed in Chapter E to the Periodic Report included examination of procedural aspects of material transactions carried out by the Company.

The audit and material investees

The work plan for the Company’s internal audit unit does not include an audit of material investees.

Starting April 1, 2016, the internal auditor also serves as internal auditor for Pelephone Communications Ltd.

Other than the above, all material investees of the Company have their own internal auditors (either as employees or through third-party services). Investee audit reports are discussed by the boards of these companies, which include Company directors. The internal auditor may, under the Company’s internal audit procedure and at his discretion, obtain the audit reports of these subsidiaries and he is obligated to meet with each of the subsidiaries’ internal auditors at least once a year, to discuss the audit plan and its implementation in the subsidiary. The internal auditor conducts these meetings and receives audit reports from the subsidiaries’ auditors on a routine basis.

Scope of employment

Approximately 8,800 hours were devoted to internal audit work. This includes hours worked by third parties and four full-time internal auditors, in addition to the internal auditor. The scope of employment is set according to the audit work plan, formulated in accordance with the scope and complexity of the activities of the various companies.

Scope of internal audit activities in material investees:

Pelephone - 4,500 hours; Bezeq International - 2,200 hours;

DBS - 1,200 hours.

Preparation of the audit

The internal audit is conducted in accordance with the Companies Law, 1999 and the Internal Audit Law, 1992, and complies with generally accepted auditing standards set by the Institute of Internal Auditors (IIA).

The auditor updated the Board of Directors of the standards that he follows.

In 2013, the internal auditor conducted a self-assessment of internal auditing activities, and assessments were also completed by a third party. These assessments indicate that internal auditing activities comply with the required standards. Furthermore, at the start of 2017, the auditor was authorized to review internal audit activities (QAR).

Access to information.	The internal auditor was supplied with documents and information as stipulated in Section 9 of the Internal Audit Law, and is granted permanent and direct access to the Company’s information systems, including financial data.

B-16

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

2.4.	Disclosure concerning the internal auditor in a reporting company (contd.)

Details
Internal auditor’s report

The internal auditor submits audit reports in writing. Audit reports are submitted regularly during the reporting year to the Chairman of the Board, the CEO, and the chairman and members of the Audit Committee. Reports are submitted near the date of discussion by the Committee (usually three days before the said date).

The Audit Committee discussed audit reports on the following dates: January 12, 2017; February 7, 2017; February 26, 2017; April 24, 2017; May 14, 2017; July 13, 2017; August 3, 2017; September 10, 2017; October 22, 2017; November 5, 2017; and December 21, 2017.

In addition to the audit reports, the auditor submitted reviews and reports to the Audit Committee on various matters as requested by the Committee, and briefed the Committee on the implementation of the decisions in the audit reports that were discussed by the Committee (some, in meetings held in addition to the ones noted above).

For highlights of those matters examined by the internal audit, see the corporate governance questionnaire and Chapter E to the Periodic Report.

The Board of Directors’ assessment of the internal auditor’s work	The Board of Directors believes that the scope of the Company’s audits, the nature and continuity of the internal auditor’s activities as well as the audit work plan, are reasonable under the circumstances and can achieve the goals of the audit.
Remuneration

The terms of the internal auditor’s employment were discussed and approved by the Company’s Audit Committee and Board of Directors on March 20, 2017, and March 29, 2017, respectively, and were updated as follows:

Total monthly salary of NIS 50,000 and an annual bonus based on pre-determined targets set by the Audit Committee and approved by the Board of Directors, of up to 62.5% of the annual salary excluding ancillary costs.

On March 28, 2018, the Company’s Board of Directors approved the bonus for the Company’s internal auditor for 2017, to the amount of NIS 316,000 (53% of his annual salary).

The Board of Directors believes that the compensation paid to the internal auditor did not affect his professional judgment.

2.5	Internal controls

Concerning internal controls, until 2016 the Company applied the provisions of the Sarbanes-Oxley Act of 2002 (SOX) as a significant subsidiary of a US-listed company (in lieu of applying the provisions of the Securities Regulations (Periodic and Immediate Reports) (Amendment), 2009 (“the Regulations”)). In light of the restrictions applicable to the Company under Israeli law concerning the conduct of internal investigations on matters identified under an Israel Securities Authority and Israel Police investigation, the Company cannot complete, at this time, the controls and tests related to the matters identified in said investigations. Thus, starting from its 2017 Periodic Report, the Company is also assessing the efficacy of its internal controls in accordance with the Regulations in addition to conducting SOX-mandated reviews that were also conducted in accordance with the restrictions applicable to the Company. Thus, the Company’s 2017 Periodic Report includes an annual report concerning the efficacy of internal controls over financial reporting and disclosure, a CEO declaration, a Company CFO declaration and a Group CFO declaration according to the Regulations. Based on the assessment of efficacy conducted by Management and supervised by the Board of Directors, the Company’s Board of Directors and Management have concluded that the Company’s internal controls over financial reporting and disclosure as of December 31, 2017 is ineffective due to several significant flaws identified in entity-level controls, and which Management and the Board of Directors believe cumulatively lead to material weakness. For more information, see Chapter E to the Periodic Report for 2017.

B-17

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

3.	Disclosure Concerning the Company’s Financial Reporting

3.1	Disclosure on the early adoption of IFRS 15 - Revenues from Contracts with Customers

Following publication of IFRS 15 - Revenues from Contracts with Customers (“the Standard”), the Company reviewed the Standard’s possible impact on its financial statements, including by consultation with its auditing accountants and additional consultants. This review was conducted across all Group companies. As a result, the Company decided on the early adoption of the Standard, starting from the Company’s financial statements as of March 31, 2017.

For information concerning the Standard’s guidelines, its application, and adjustments to the Group’s financial statements following the Standard’s first-time application, see Note 2.8 to the financial statements.

Actions taken by the Group in preparation for adopting the Standard, and measures for reducing risk of errors in its financial statements:

1.	The Group studied the possible impact of the Standard on its financial statements. This process included a review of the Standard’s provisions, a review of professional information issued by international accounting firms and by the International Accounting Standards Board (IASB), and internal discussions with Group companies. Meetings were also held with the auditing accountants and additional accounting consultants. These meetings included a thorough discussion of issues raised by the Standard’s application, and a review of its impact on the Group’s companies. Each company documented the relevant issues and their impact on the financial statements.
2.	The Group studied the Israel Securities Authorities’ response to a pre-ruling request on the early adoption of the Standard, and Accounting Staff Position 11-4 - Disclosure on the Effects of Applying IFRS 15.
3.	The Group has reviewed the necessary adjustments to the Group’s information systems supporting the Standard’s application.
4.	The Group has studied its internal controls and adaptations needed to achieve effective control over proper first-time application of the Standard, in particular concerning the plausibility of significant judgments and estimates made in such application.

3.2	For information concerning early application, starting January 1, 2018, of IFRS 16 - Leases, see Note 3.17.2 to the financial statements.

B-18

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

3.3	Disclosure of material valuations

The following table discloses material valuations pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970.

	Pelephone	Bezeq Fixed-Line	DBS
Subject of valuation	Valuation of Pelephone’s operations to test of impairment of goodwill recognized in the Company’s financial statements in accordance with IAS 36.	Valuation of Bezeq Fixed-Line operations to test for impairment of goodwill attributed for these operations in the Company’s financial statements pursuant to IAS 36.	Valuation of DBS Satellite Services (1988) Ltd. to test for impairment of goodwill attributed for its operations in the Company’s financial statements pursuant to IAS 36.
Date of valuation	December 31, 2017; valuations signed on March 28, 2018.
Value prior to the valuation	NIS 2,226 million carrying amount of Pelephone’s net operating assets* (NIS 1,027 million - goodwill).	NIS 5,732 carrying amount of net operating assets of Bezeq Fixed-Line operations (NIS 265 million - goodwill).	NIS 1,433 carrying amount of net operating assets of D.B.S. Satellite Services (1988) Ltd. (NIS 120 million - goodwill).
Value set in the valuation	NIS 5,403 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company’s books.	NIS 15,827 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company’s books.	NIS 1,346 million. The Company concluded that there is an impairment requiring a writedown of NIS 87 million in the goodwill recognized in the Company’s books.
Assessor’s identity and profile

Prometheus Financial Advisory Ltd. The work was carried out by a team headed by Eyal Shevah, who holds a B.Eng in Electronic Engineering from the Technion, and an MBA from Tel Aviv University. Mr. Shevah is an expert with many years of experience in conducting valuations, financial statement analysis, preparation of expert opinions, and performing various types of economic consultancy work for companies and businesses.

The assessor has no dependence on the Company.

Valuation model	Discounted Cash Flow method (DCF).
Assumptions used in the valuation	Discount rate - 10% (post-tax). Permanent growth rate - 2.5%. Scrap value of total value set in valuation - 81%.	Discount rate - 7.5% (post-tax). Permanent growth rate - 0%. Scrap value of total value set in valuation - 66%.	Discount rate - 8.5% (post-tax). Permanent growth rate - 1%. Scrap value of total value set in valuation - 89%.

(*) Pelephone’s net operating assets do not include trade receivable balances from installment-based handset sales presented at present value.

For more information, see Note 10 to the financial statements.

B-19

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

3.4	Information under Regulation 10(b)(8) to the Periodic and Immediate Reports Regulations

The Company has reviewed its actual data for the last three quarters of 2015, 2016 and 2017 concerning DBS’s free cash flows (free cash flow is cash flow from operating activities, net of capital investments) with the forecasts in DBS’s valuation which was attached to the first quarter report for 2015, and has found that DBS’s free cash flows in its financial statements for 2015 and 2016 were significantly higher than the forecasts in the valuation and that DBS’s free cash flow for 2017 was lower than that specified in the valuation. The gap in the previous years (2015 and 2016) was mainly attributable to capital investments being lower than projected and timing differences in working capital. The gap in cash flows in 2017 is mostly attributable to revenues being lower than forecast in the valuation, a result of subscriber churn and lower ARPU due to increasing market competition.

The forecasts for 2018 and 2019, as concerns the Company’s free cash flows, as reflected in DBS’s valuation in Section 3.3 above, are significantly lower than the forecasts assumed in DBS’s valuation attached to the first quarter report for 2015 - see Note 10.4 to the financial statements.

3.5	Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors have drawn attention to these actions in their opinion concerning the financial statements.

3.6	Material events subsequent to the financial statements’ date

A.	On March 6, 2018, the Company’s Board of Directors resolved to update the dividend distribution policy, so that the Company would distribute to its shareholders, on a semi-annual basis, a dividend of 70% of its semi-annual profits (after tax) according to the Company’s consolidated financial statements, starting from the next distribution. For more information, see Note 20.2 to the financial statements.

B.	For information concerning the Board of Director’s approval of January 8, 2018, for the Company to sign an agreement to sell a land asset in the Sakia complex, see Note 18.8 to the financial statements.

C.	For other events subsequent to the financial position statement date, see Note 31 to the financial statements.

B-20

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

4.	Details of debt certificate series

A.	On June 1, 2017, final repayment was made of Debentures (Series 8), to the par value amount of NIS 434,209,624.

B.	Data on the Company’s debentures in circulation, as of December 31, 2017:

		Debentures (Series 6)	Debentures (Series 7)	Debentures (Series 9)	Debentures (Series 10)
A	Issue date (excluding expansions)	July 3, 2011	July 3, 2011	October 15, 2015	October 15, 2015
B	Total par value upon issue (including expansions)	NIS 2,999,981,609	NIS 733,759,000	NIS 1,594,968,000	NIS 881,683,808
C	Par value	NIS 2,999,981,609	NIS 733,759,000	NIS 1,594,968,000	NIS 881,683,808
D	Par value revalued to the reporting date (CPI-linked)	NIS 3,082,277,105	NIS 733,759,000	NIS 1,594,968,000	NIS 881,683,808
E	Accrued interest, revalued to the reporting date	NIS 9,503,688	NIS 931,874	NIS 4,851,361	NIS 1,616,420
F	Fair value as included in the financial statements	NIS 3,392,079,205	NIS 746,379,655	NIS 1,745,373,482	NIS 945,694,052
G	Stock exchange value	NIS 3,392,079,205	NIS 746,379,655	NIS 1,745,373,482	NIS 945,694,052
H	Type of interest	Fixed, 3.7%	Variable - STL for one year plus 1.4% margin	Fixed, 3.65%	Fixed, 2.2%
I	Principal repayment dates	December 1 every year from 2018 through 2022	December 1 every year from 2018 through 2022		December 1 every year from 2022 through 2025
J	Interest repayment dates	June 1 and December 1 every year, from Dec. 1, 2011 through Dec. 1, 2022	On March 1, June 1, September 1, and December 1 every year, from Sept. 1, 2011 through Dec. 1, 2022	June 1 and December 1 every year, from Dec. 1, 2015 through Dec. 1, 2025	June 1 and December 1 every year, from Dec. 1, 2015 through Dec. 1, 2025

B-21

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

4.	Details of debt certificate series (contd.)

Data on the Company’s debentures in circulation, as of December 31, 2017:

		Debentures (Series 6)	Debentures (Series 7)	Debentures (Series 9)	Debentures (Series 10)
K	Linkage	Principal and interest linked to increases in the CPI (base index - May 2011)	Unlinked	Unlinked	Principal and interest linked to increases in the CPI (base index - August 2015)
L	Liability in relation to Company’s total liabilities	Material	Material	Material	Material
M	Trustee

Trust company - Reznik Paz Nevo Trusts Ltd. Trustee POC - Yossi Reznik, CPA, and Adv. Adi Ma’ayan

email: yossi@rpn.co.il, @rpn.co.iladim, tel: 03-638-9200, fax: 03-638-9222

Address - 14 Yad Harutzim St., Tel Aviv

N	Rating	Debentures (Series 6,7,9,10) are rated Aa2.il Stable by Midroog Ltd. (“Midroog”) and ilAA/Stable by Standard & Poor’s Maalot Ltd. (“Maalot”). For current rating reports and rating history for the debentures, see the immediate reports (Midroog) of May 21, 2017, May 25, 2017, and the immediate report of February 4, 2018 that includes a comment stating that the challenging business environment and particularly strengthening price competition in the Multi-Channel Television segment are having adverse effects on the Company’s credit risk. Furthermore, see the immediate reports (Maalot) of April 24, 2017, May 22, 2017, and May 25, 2017 and the immediate report of March 1, 2018 that includes the rating being entered into credit watch with a negative outlook in light of volatility in the Company’s executive suite. The rating reports are included in this Board of Directors’ Report by way of reference.
O	Compliance with the deeds of trust	The Company was in compliance with all the terms and obligations under the deeds of trust for Series 6,7,9,10, and none of those circumstances were in effect which entitle calls for immediate repayment of the debt certificates. No collateral was given to secure payment to holders of the debt certificates.
P	Pledges	The Company has undertaken not to create additional pledges on its assets unless it simultaneously create pledges towards the debenture holders and the lending banks (negative pledges) and subject to such exceptions as detailed in Note 13.3.1 to the financial statements.

C.	On January 14, 2018, the Company and several institutional entities signed letters of obligation whereby, subject to various preconditions, the institutional entities committed to buying from the Company and the Company committed to issuing the institutional entities by way of a future private placement, Debentures (Series 9), to be issued as an expansion of an existing series. The private placement will take place on December 2, 2018 or immediately thereafter according to the terms of the letters of obligation and will be to a total par value amount of NIS 550 million. The total consideration for the future private placement will be to a total amount of NIS 578,325,000. For more information, see Note 13.6 to the financial statements

B-22

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2017

5.	Miscellaneous

For information concerning the debt balances of the reporting corporation and those companies consolidated in its financial statements as of December 31, 2017, see the Company’s reporting form on the MAGNA system, dated March 29, 2018.

We thank the managers of the Group’s companies, its employees, and shareholders.

David Granot	Stella Handler
Interim Chairman of the Board	CEO

Signed: March 28, 2018

B-23

Part C:

Consolidated Financial Statements for the
Year Ended December 31, 2017

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Consolidated Financial Statements as at December 31, 2017

Contents		Page
Auditors' Report		2
Financial Statements
Consolidated Statements of Financial Position		5
Consolidated Statements of Income		7
Consolidated Statements of Comprehensive Income
Consolidated Statements of Changes in Equity		8
Consolidated Statements of Cash Flows		9
Notes to the Consolidated Financial Statements
1	General	10
2	Basis of preparation	11
3	Significant accounting policies	16
4	Cash and cash equivalents	28
5	Investments	28
6	Trade and other receivables	29
7	Income tax	30
8	Broadcasting rights, net of rights exercised	32
9	Property plant and equipment	33
10	Intangible assets	35
11	Deferred expenses and non-current investments	37
12	Investees	38
13	Debentures, loans and borrowings	39
14	Trade and other payables	45
15	Provisions	45
16	Employee benefits	46
17	Contingent liabilities	49
18	Agreements	51
19	Securities, Liens and Guarantees	53
20	Equity	53
21	Revenues	54
22	General and operating expenses	55
23	Salaries	55
24	Other operating expenses (income), net	55
25	Financing expenses (income), net	56
26	Earnings per share	56
27	Segment Reporting	56
28	Transactions with interested and related parties	62
29	Financial instruments	70
30	Selected Condensed Data from the Financial Statements of Pelephone Communications Ltd., Bezeq International Ltd., and DBS Satellite Services (1998) Ltd.	78
31	Subsequent Events	81

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Auditors' Report to the Shareholders of

"Bezeq" the Israeli Telecommunication Corporation Ltd.

We have audited the accompanying consolidated statements of financial position of “Bezeq" the Israeli Telecommunication Corporation Ltd. (hereinafter “the Company”) as of December 31, 2017 and 2016 and the consolidated income statements, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows, for each of the three years, in the period ended December 31, 2017. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute approximately 1% of the total consolidated assets as of December 31, 2017 and 2016, and whose revenues constitute approximately 1% of the total consolidated revenues for the years ended December 31, 2017, 2016 and 2015. The financial statements of those companies were audited by other auditors, whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of December 31, 2017 and 2016 and their results of operations, changes in equity and cash flows, for each of the three years in the period ended December 31, 2017, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

We have also audited, in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel “An Audit of Components of Internal Control over Financial Reporting”, as amended, the Company’s components of internal control over financial reporting as of December 31, 2017, and our report dated March 28, 2018 included an adverse opinion on those components due to the existence of material weakness.

Without qualifying our abovementioned opinion, we draw attention to Note 1.2 regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the opening of a joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and its officers, on the evaluation of the internal controls of the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company and its Subsidiaries which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 17.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 28, 2018

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Auditors' Report to the Shareholders of

"Bezeq" the Israeli Telecommunication Corporation Ltd.

Regarding the Audit of Internal Control Components over Financial Reporting in accordance with paragraph 9b(c) of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited internal control components over financial reporting of “Bezeq" the Israeli Telecommunication Corporation Ltd. and its subsidiaries (hereinafter “the Company”) as of December 31, 2017. These control components were determined as explained in the following paragraph. The Company's Board of Directors and Management are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of the Company’s internal control components over financial reporting accompanying the periodic report as of the above date. Our responsibility is to express an opinion on the Company’s internal control components over financial reporting based on our audit.

Audited Internal control components over financial reporting were determined in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel “Audit of Internal Control Components over Financial Reporting”, and its amendments (hereinafter “Auditing Standard 104”). These components are:

(1) Entity level controls, including controls over the preparation and closure of the financial reporting process and general information technology controls;

(2) Controls over the revenue process;

(3) Controls over the salary process;

(4) Controls over the fixed assets process;

(5) Controls over the procurement process;

(all these hereinafter are named together “audited control components”).

We conducted our audit in accordance with Auditing Standard 104. This standard requires us to plan and perform the audit to identify the audited control components and to obtain reasonable assurance about whether these control components were effective in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists in the audited control components, and testing and evaluating the design and operating effectiveness of those control components based on the assessed risk. Our audit, regarding those control components, also included performing such other procedures as we considered necessary in the circumstances. Our audit referred only to the audited control components, as opposed to internal control over all significant processes related to financial reporting, therefore our opinion refers to the audited control components only. Our audit also did not refer to mutual effects between audited control components and non audited control components, therefore our opinion does not take into account these possible effects. We believe that our audit provides a reasonable basis for our opinion in the context described above.

Because of its inherent limitations, internal control over financial reporting as a whole, and internal control components in particular, may not prevent or detect misstatements. Also, projections of any current evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies in internal controls over financial reporting, to the extent that there is a reasonable possibility that a material misstatement in the Company's annual or quarterly financial statements will not be prevented or detected on time.

The following material weakness was identified and included in the Board of Directors' and Management's assessment:

Several significant deficiencies which were identified in Entity Level Controls (ELC) cumulatively represent a material weakness, as detailed in the assessment of the Board of Directors and Management as aforesaid.

The above material weakness was taken into account in determining the nature, timing and extent of the audit procedures performed in our audit of the Company's financial statements as of December 31, 2017 and for the year then ended, and this report does not affect our report on those financial statements.

In our opinion, due to the effect of the material weakness identified above on the achievement of the control objectives, the Company did not effectively maintain the audited internal control components as of December 31, 2017.

As described in the report on the effectiveness of internal controls over financial reporting and disclosures for the year ended December 31, 2017 of "Bezeq" the Israeli Telecommunication Corporation Ltd. (hereinafter “the Corporation”), an Investigation is being conducted by the Israel Securities Authority and by the Israel Police against the Corporation ,its subsidiary DBS Satellite Services (1998) Ltd, and officers in these companies. The Corporation does not have complete information concerning these investigations, their content, the materials and proofs in the possession of the legal authorities on this matter. Similarly, in view of the provisions of the Israeli law and the concern of obstructing the Investigation, at this stage, the Corporation is prevented and refrains from reviewing anything connected to the matters that have arisen in those Investigations, and this constrains the Company in its operations, including in all matters related to audits and reviews required for publication of the Company’s reports. Accordingly, the Corporation is unable to assess the impact of the Investigations, their findings and their results, and the prohibition on the Corporation from carrying out these reviews, on the Corporation and its officers, on the assessment of the Corporation’s internal controls over financial reporting, and on the financial statements of the Company and the estimates used in preparing these statements, if at all. Similarly, it is not possible to determine, in respect of matters related to these Investigations, whether all the significant deficiencies and material weaknesses have been identified and assessed as part of preparation of the internal controls over financial reporting and disclosures.

We have also audited, in accordance with generally accepted auditing standards in Israel, the Company’s consolidated financial statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 and our report dated March 28, 2018 expressed an unqualified opinion on those financial statements, as well as references to Note 1.2 regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Israel Securities’ Law and Penal Code, in respect to transactions related to the controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the opening of a joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433. As stated in the above note, at this stage the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and its officers, on the evaluation of internal controls, and the financial statements and on the estimates used in the preparation of these financial statements, if any. In addition, references to Note 17 regarding lawsuits filed against the Company and its Subsidiaries which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 28, 2018

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Financial Statements as at December 31, 2017

Consolidated Statements of Financial Position as at December 31

		2017*	2016
Assets	Note	NIS million	NIS million

Cash and cash equivalents	3.3, 4	2,181	648
Investments	3.3, 5	289	586
Trade receivables	3.3, 6	1,915	2,000
Other receivables	3.3, 6	270	219
Eurocom DBS, related party	12.2	43	-
Inventory	3.9	125	106
Total current assets		4,823	3,559

Trade and other receivables	3.3, 6	493	644
Broadcasting rights, net of rights exercised	3.4, 8	454	432
Fixed assets	3.5, 9	6,798	6,876
Intangible assets	3.6, 10	2,768	3,047
Deferred tax assets	3.15, 7	1,019	1,007
Deferred expenses and non-current investments	2.8, 3.3, 3.8, 11	494	382
Total non-current assets		12,026	12,388
Total assets		16,849	15,947

Consolidated Financial Statements as at December 31, 2017

Consolidated Statements of Financial Position as at December 31 (Cont'd)

		2017*	2016
	Note	NIS million	NIS million

Debentures, loans and borrowings	3.3, 13	1,632	1,825
Trade and other payables	14	1,699	1,610
Current tax liabilities		152	104
Employee benefits	3.11, 16	280	315
Liability to Eurocom DBS Ltd. related party	12.2	-	32
Provisions	3.12, 15	94	80
Total current liabilities		3,857	3,966

Loans and debentures	3.3, 13	10,229	9,128
Employee benefits	3.11, 16	272	258
Derivatives and other liabilities		234	244
Deferred tax liabilities	3.15, 7	73	101
Provisions	3.12, 15	40	47
Total non-current liabilities		10,848	9,778

Total liabilities		14,705	13,744

Total equity	20	2,144	2,203

Total liabilities and equity		16,849	15,947

David Granot	Stella Handler	Yali Rothenberg
Interim Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: March 28, 2018

* See Note 2.8.1 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of the consolidated financial statements.

Consolidated Financial Statements as at December 31, 2017

Consolidated statements of income for the year ended December 31

		2017*	2016	2015
	Note	NIS million	NIS million	NIS million

Revenues	3.13, 21	9,789	10,084	9,985
Costs of activity
General and operating expenses	22	3,891	4,012	3,869
Salaries	23	2,005	2,012	1,957
Depreciation and amortization	2.8.1, 3.5, 3.6, 3.8, 9, 10, 11	1,715	1,739	1,684
Other operating expenses (income), net	24	68	-	(95)
		7,679	7,763	7,415

Operating profit		2,110	2,321	2,570
Financing expenses	3.14, 25
Financing expenses		477	508	376
Financing income		(60)	(61)	(113)
Financing expenses, net		417	447	263

Profit after financing expenses, net		1,693	1,874	2,307
Share in earnings (losses) of equity accounted investees	12	(5)	(5)	12
Profit before income tax		1,688	1,869	2,319
Income tax	3.15, 7	453	625	598
Equity for the year attributable to shareholders of the Company		1,235	1,244	1,721
Earnings per share (NIS)	26
Basic earnings per share		0.45	0.45	0.63

Diluted earnings per share		0.45	0.45	0.62

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2017*	2016	2015
	NIS million	NIS million	NIS million

Profit for the year	1,235	1,244	1,721
Items of other comprehensive income (loss) (net of tax)	(8)	(15)	7
Total comprehensive income for the year attributable to shareholders of the Company	1,227	1,229	1,728

*	See Note 2.8.1 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of the consolidated financial statements.

Consolidated Financial Statements as at December 31, 2017

Comprehensive Statements of Changes in Equity for the Year Ended December 31

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to shareholders of the Company

Balance as at January 1, 2015	3,855	253	131	390	(105)	(2,083)	2,441
Income in 2015	-	-	-	-	-	1,721	1,721
Other comprehensive income for the year, net of tax	-	-	-	-	7	-	7
Total comprehensive income for 2015	-	-	-	-	7	1,721	1,728
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,777)	(1,777)
Exercise of options for shares	19	115	(115)	-	-	-	19
Balance as at December 31, 2015	3,874	368	16	390	(98)	(2,139)	2,411
Income in 2016	-	-	-	-	-	1,244	1,244
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	10	(25)	(15)
Total comprehensive income for 2016	-	-	-	-	10	1,219	1,229
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,441)	(1,441)
Exercise of options for shares	4	16	(16)	-	-	-	4
Balance as at December 31, 2016	3,878	384	-	390	(88)	(2,361)	2,203
Income in 2017	-	-	-	-	-	1,235	1,235
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	3	(11)	(8)
Total comprehensive income for 2017	-	-	-	-	3	1,224	1,227
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders (Note 20.2)	-	-	-	-	-	(1,286)	(1,286)
Balance as at December 31, 2017	3,878	384	-	390	(85)	(2,423)	2,144

The attached notes are an integral part of the consolidated financial statements.

Consolidated Financial Statements as at December 31, 2017

Consolidated statements of cash flows for the year ended December 31

		2017	2016	2015
	Note	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year		1,235	1,244	1,721
Adjustments:
Depreciation and amortization	9,10,11	1,715	1,739	1,684
Loss from impairment of goodwill	10.4	87	-	-
Capital gain, net	24	(66)	(107)	(234)
Share in the losses (profits) of equity-accounted investees	12	5	5	(12)
Financing expenses, net	25	426	474	307
Income tax expenses	7	453	625	598
Profit from gaining control in DBS		-	-	(12)

Change in trade and other receivables	6	193	106	322
Change in inventory		(35)	(20)	(20)
Change in trade and other payables	14	10	(24)	(271)
Change in provisions	15	15	(19)	18
Change in employee benefits	16	(33)	(65)	110
Change in other liabilities		(34)	23	(9)
Net income tax paid		(446)	(455)	(462)
Net cash from operating activities		3,525	3,526	3,740
Cash flow used for investing activities
Purchase of fixed assets	9	(1,131)	(1,193)	(1,324)
Investment in intangible assets and deferred expenses	10,11	(399)	(223)	(311)
Investment in deposits with banks and others		(276)	(917)	(1,785)
Proceeds from repayment of bank deposits and others		564	1,088	3,260
Proceeds from the sale of fixed assets		98	138	151
Miscellaneous		(4)	1	(7)
Tax payment for shareholder’s loans		-	(461)	-
Cash in a company consolidated for the first time		-	-	299
Net cash from (used in) investment activities		(1,148)	(1,567)	283
Cash flows used in financing activities
Issue of debentures and receipt of loans	13.7	2,517	2,161	1,010
Repayment of debentures and loans	13.7	(1,587)	(1,841)	(2,192)
Dividends paid	20.2	(1,286)	(1,441)	(1,777)
Interest paid	13.7	(415)	(458)	(494)
Payment to Eurocom DBS for acquisition of shares and DBS loan	12.2	(61)	(256)	(680)
Miscellaneous		(12)	(31)	5
Net cash used for financing activities		(844)	(1,866)	(4,128)

Increase (decrease) in cash and cash equivalents, net		1,533	93	(105)
Cash and cash equivalents as at January 1		648	555	660
Cash and cash equivalents as at the end of the year		2,181	648	555

The attached notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2017

1.	General

1.1	Reporting entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Group as at December 31, 2017 include the statements of the Company and its subsidiaries (jointly: “the Group”) and the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 27 – Segment Reporting).

1.2	Investigation of the Israel Securities Authority and the Police Force

1.2.1	On June 20, 2017, the Israel Securities Authority launched a public investigation (“the Investigation”), which included searches and seizure of documents at the offices of the Company and the subsidiary DBS Satellite Services (1998) Ltd. (“DBS”).

As part of the investigation, the Chairman of the Company’s Board of Directors was questioned (when the investigation opened), as well as the Company’s CEO, the CEO and CFO of DBS, and to the best of the Company’s knowledge, other senior officers and additional senior employees in the Group.

On November 6, 2017, the Israel Securities Authority (“the ISA”) issued a press release regarding the conclusion of the Investigation and the transfer of the Investigation file to the Tel Aviv District Attorney's Office (Taxation and Economics). According to the press release, the Israel Securities Authority concluded that there is prima facie evidence establishing the involvement of the main suspects in the case, in offenses of (1) fraudulently receiving funds in connection with the entitlement of the Company’s controlling shareholder to a consideration of NIS 170 million as part of the transaction for the Company’s purchase of DBS shares from the Company’s controlling shareholder, a consideration contingent on certain targets to be met by DBS; (2) leaking material from the independent committee of the Company's Board of Directors that was required to examine interested party transactions (the transaction for the acquisition of DBS shares by the Company and the transaction between DBS and Spacecom for the purchase of satellite segments for DBS) to the Company’s controlling shareholder and his associates; (3) promoting the Company's interests in the Ministry of Communications in violation of the Penal Code, 1977 and the Securities Law. The notice further stated that the Investigation file was transferred to the District Attorney's Office and that the District Attorney's Office is authorized to decide on the continued handling of the case. Notably, in this context, on November 20, 2017, the Company and DBS received a letter informing them of the suspicions against them, whereby the investigation file relating to the investigation of the Company and DBS had been submitted to the District Attorney’s Office for review.

On February 18, 2018, a joint press release by the ISA and the Israel Police stated that in view of the evidence the ISA found in its investigation, which raised suspicions of additional offenses, a new joint investigation was opened on that date by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433, in which a number of suspects were arrested, including senior officers of the Group (including a former director and controlling shareholder in the Company and the Company’s CEO), and were released under restrictive conditions.

To the best of the Company's knowledge, and as arises from the Court's rulings, the officers are suspected, together with others, of offenses of fraud, administrative offenses, obstruction of justice, bribery, offenses under the Securities Law, deception and breach of trust in a company, and some also of offenses under the Prohibition on Money Laundering Law, 2000.

1.2.2	Subsequent to the opening of the investigation, several legal proceedings were initiated against the Company, its senior officers and companies in the group that holds the controlling interest in the Company, including motions for certification of class actions and motions for discovery of documents before submitting a motion for certification of a derivative claim. For further information about these proceedings, see Note 17.

Notes to the Consolidated Financial Statements as at December 31, 2017

1.2.3	The Company does not have complete information about the investigations described in this section, their content, nor the material and evidence in the possession of the statutory authorities on this matter. Furthermore, in view of the provisions of Israeli law and concern of obstructing the investigation proceedings, at this stage the Company must refrain from conducting any examinations relating to matters that arose in the course of those investigations. This limits the Company’s ability to operate, including in connection with performing audit activity and reviews for the purpose of publishing the Company’s reports. Accordingly, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and its officers, on the assessment of the internal controls of the Company, on the financial statements and on the estimates used in the preparation of these financial statements, if any.

1.3	Definitions

In these financial statements:

The Company: Bezeq The Israel Telecommunication Corporation Limited

The Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as follows:

Subsidiaries: Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company, as set out in Note 12.1.

Associates: Companies, including a partnership, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis.

Investees: Subsidiaries or associates

Related parties: As defined in IAS 24, Related Party Disclosures

Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 1968

2.	Basis of Preparation

2.1	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with the Securities Regulations (Annual Financial Statements), 2010.

The consolidated financial statements were approved by the Board of Directors on March 28, 2018.

2.2	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. NIS is the currency that represents the principal economic environment in which the Group operates.

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

*	Financial instruments, including financial derivatives, at fair value through profit or loss

*	Inventories measured at the lower of cost and net realizable value

*	Equity-accounted investments

*	Deferred tax assets and liabilities

*	Provisions

*	Assets and liabilities for employee benefits

*	Liability for payment of contingent consideration in a business combination

For further information about the measurement of these assets and liabilities see Note 3, Significant Accounting Policies.

Notes to the Consolidated Financial Statements as at December 31, 2017

2.4	Operating cycle

The Group’s operating cycle is up to one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

2.5	Classification of expenses recognized in the statement of income

Costs and expenses in the statement of income are presented and analyzed on the basis of the function of the expenses. The classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All of the costs and expenses are used to provide services.

2.6	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the Group's management to make judgments and use estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Notes to the Consolidated Financial Statements as at December 31, 2017

Information about significant estimates and judgments and for which changes in the assessments and assumptions could potentially have a material effect on the financial statements:

Subject	Principal assumptions	Possible effects	Reference
Useful life and expected operation of fixed assets, intangible assets, broadcasting rights, and subscriber acquisition asset	Assumptions of the useful life of groups of fixed assets, intangible assets, and additional assets	Change in the value of fixed assets, intangible assets, additional assets, and depreciation and amortization expenses	Notes 8, 9, 10, 11
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash-generating units	Recognition of impairment loss	Note 10
Deferred taxes	Assumption of anticipated future realization of the tax benefit, including assumptions for the utilization of carryforward losses in DBS, and the assumption that it is more likely than not that the cancellation of the structural separation between the Company and DBS will be approved.	Recognition or reversal of deferred tax asset in profit or loss	Note 7
Uncertain tax positions	The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience	Recognition or reversal of income tax expenses	Note 7
Measurement of liabilities and the fair value of the excess of advance payments for contingent consideration in a business combination	The assumptions regarding the amount expected to be recovered for the Company from the excess of the advance payments, taking into consideration the solvency of Eurocom DBS	Change in the value of the liability for contingent consideration for a business combination, change in the fair value of the excess of the advance payments for contingent consideration and recognition in the statement of income for this change, respectively.	Note 12.2
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim, recognition of income/expenses and recognition of profit or loss for such change, respectively	Note 15 and Note 17
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and churn rate	Increase or decrease in the post-employment defined benefit obligation	Note 16

2.7	Determining fair value

When preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities. Further information about the assumptions made in determining fair values is disclosed in Note 29.7 regarding fair value.

Notes to the Consolidated Financial Statements as at December 31, 2017

2.8	Initial application of new standards

2.8.1	As from January 1, 2017, the Group has early adopted IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), which sets out guidelines for revenue recognition.

IFRS 15 presents a new model for recognizing revenue from contracts with customers, which includes five steps for analyzing transactions so as to determine when to recognize revenue and in what amount:

A.	Identifying the contract with the customer.

B.	Identifying distinct performance obligations in the contract.

C.	Determining the transaction price.

D.	Allocating the transaction price to distinct performance obligations.

E.	Recognizing revenue when the performance obligations are satisfied.

In accordance with the model, the Group recognizes revenue when the customer obtains control over the goods or services. Revenue is measured according to the amount of the consideration that the Group expects to be entitled in exchange for the goods or services promised to the customer. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group.

Application of the model did not have a material effect on the measurement of the Group's revenue in 2017, compared to the accounting policy applied prior to adoption of the standard.

The main effect of the Group's application of IFRS 15 is the accounting treatment for the incremental costs of obtaining a contract with a customer ("Subscriber Acquisition"), which are costs incurred to obtain a contract with a customer and which would not have been incurred had it not be obtained (such as sales commissions). These are recognized as an asset when the costs are attributed directly to a contract that the Group can specifically identify, they produce or improve the Group's resources that will be used for its future performance obligation and it is probable that the Group will recover these costs, and not only where there is an obligation of the customer to acquire services from the Company for a defined period.

Accordingly, direct commissions paid to agents and sales employees of the Group for sales and upgrades under agreements that do not include an obligation period for the customer, are recognized as an asset for obtaining a contract instead of an expense in the statement of income, since the Group expects to recover the incremental costs for achieving the contract in the framework of the contracts.

An asset for obtaining a contract is amortized in accordance with the expected useful life of the subscribers and their churn rate based on the type of subscriber and the service received (mainly over 1-4 years).

Contract acquisition costs that would arise regardless of whether the contract was obtained are recognized as an expense when incurred.

The Group applied IFRS 15 using the cumulative effect approach without a restatement of comparative figures.

As part of initial implementation of IFRS 15, the Group has chosen to apply the expedients in the transitional provisions, according to which the standard is applied only for contracts not yet complete at the transition date and the accounting treatment for the contracts completed at the transition date will not be amended.

The contracts that are renewed every month and that may be cancelled by the customer at any time, without any penalty, are contracts that ended at the date of initial application of IFRS 15. Therefore, Subscriber Acquisition costs incurred prior to January 1, 2017 and recognized in the statement of income as an expense were not accounted for retroactively.

Other than the accounting treatment of Subscriber Acquisition costs, implementation of IFRS 15 had no other material effects on the financial statements. In addition, implementation of IFRS 15 had no effect on retained earnings and capital as at the transition date.

Notes to the Consolidated Financial Statements as at December 31, 2017

The tables below summarize the effects on the consolidated statement of financial position as at December 31, 2017 and on the consolidated statements of income and cash flows for 2017, assuming that the Group's previous policy regarding subscriber acquisition costs applied in that period.

Effect on the consolidated statement of financial position as at December 31, 2017

	In accordance with the previous policy	Change	In accordance with IFRS 15
	NIS million	NIS million	NIS million
Net subscriber acquisition asset (stated as deferred expenses and non-current investments)	4	111	115
Equity	2,060	84	2,144

Effect on the consolidated statement of income for 2017

	Year ended December 31, 2017
	In accordance with the previous policy	Change	In accordance with IFRS 15
	NIS million	NIS million	NIS million
General and operating expenses	4,022	(131)	3,891
Salaries	2,039	(34)	2,005
Depreciation and amortization expenses	1,661	54	1,715
Operating profit	1,999	111	2,110
Profit after financing expenses	1,582	111	1,693
Profit before income tax	1,577	111	1,688
Income tax	426	27	453
Profit for the period	1,151	84	1,235

Basic and diluted earnings per share (NIS)	0.42	0.03	0.45

Effect on the statement of consolidated cash flows for 2017:

	Year ended December 31, 2017
	In accordance with the previous policy	Change	In accordance with IFRS 15
	NIS million	NIS million	NIS million
Net cash from operating activities	3,360	165	3,525
Net cash used in investing activities	(983)	(165)	(1,148)

2.8.2	As from January 1, 2017, the Group applies the amendment to IAS 12, Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses.

The Amendment clarifies that for purposes of recognizing a deferred tax asset, the effect of reversal of deductible temporary differences should be excluded when assessing future taxable profit. Moreover, the Amendment provides that probable future profits may include profits from the recovery of assets at more than their carrying value, if there is sufficient supporting evidence. Application of the amendment did not have an effect on the Group's financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2017

3.	Significant accounting policies

The accounting policies set out below have been applied consistently by Group entities for all periods presented in these consolidated financial statements.

In this Note, where the Group has chosen accounting alternatives permitted in accounting standards and/or in accounting policy where there is no explicit provision in accounting standards, such disclosure is presented in bold. This does not attribute greater importance compared to other accounting policies that are not presented in bold.

3.1	Consolidation of the financial statements

3.1.1	Business combinations

The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.

The Group recognizes goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree's equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration. Subsequent to the acquisition date, the Group recognizes changes in fair value of contingent consideration classified as a financial liability in profit or loss under financing expenses.

In the step acquisitions, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating profit or expenses.

Costs associated with the acquisition that were incurred by the Group in the business combination such as advisory, legal, valuation and other professional or consulting fees were recognized as expenses in the period the services are received.

3.1.2	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taking into account when assessing control.

3.1.3	Transactions eliminated on consolidation

Intra-group balances and income and expenses arising from intra-group transactions, are eliminated in the consolidated statements.

3.2	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

Notes to the Consolidated Financial Statements as at December 31, 2017

3.3	Financial instruments

3.3.1	Non-derivative financial assets

Non-derivative financial assets comprise mainly investments in deposits, trade and other receivables, and cash and cash equivalents.

The Group initially recognizes financial assets at the date the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group undertakes to buy or sell the asset.

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

3.3.2	Classification of financial assets and the accounting treatment in each group

The Group classifies its financial assets as follows:

Cash and cash equivalents

Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. These financial assets are measured at fair value, and changes therein are recognized in the statement of income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

3.3.3	Non-derivative financial liabilities

Non-derivative financial liabilities include debentures issued by the Group, loans and borrowings from banks and other credit providers, and trade and other payables.

The Group initially recognizes debt instruments as they are incurred. Financial liabilities are recognized initially at fair value less any attributable transactions costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or canceled.

3.3.4	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

3.3.5	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Notes to the Consolidated Financial Statements as at December 31, 2017

3.3.6	A. Hedge accounting

The Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI.

Forward contracts are measured at fair value. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

B. Economic hedges

In addition, the Group holds derivative financial instruments to hedge cash flows for foreign currency risks. Hedge accounting is not applied for these instruments. The derivative instruments are recognized at fair value; changes in fair value are recognized in profit and loss as incurred.

3.4	Broadcasting rights

Broadcasting rights are stated at cost, net of rights exercised.

The costs of broadcasting rights acquired for the broadcasting of content include the amounts paid to the rights provider, plus direct costs for adjusting the rights to the broadcast. Broadcast rights are amortized in accordance with the actual broadcasts of the total number of expected broadcasts based on the management's estimate or broadcasts permitted under the agreement (the part that is unamortized at the end of the agreement term is amortized in full upon its termination), or on a straight line basis in accordance with the term of the rights agreement or the economic life, whichever is shorter. The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of the ongoing operations in the statements of cash flows.

3.5	Fixed assets

3.5.1	Recognition and measurement

The Group elected to measure items of fixed assets at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the estimated costs of dismantling and removing the items and restoring the site on which they are located when the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

Spare parts, servicing equipment and stand-by equipment are classified as fixed assets when they meet the definition of fixed assets in IAS 16, and are otherwise to be classified as inventory.

When major parts of the fixed assets have different useful lives, they are accounted for as separate items (major components) of fixed assets.

Gain or loss from the disposal of a fixed asset item is determined by comparing the proceeds from disposal of the asset with its carrying amount. Gain or loss from the sale of fixed assets is recognized under other income or other expenses, as the case may be, in the statement of income

3.5.2	Subsequent expenditure

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the new item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

3.5.3	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of a fixed asset item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives.

Notes to the Consolidated Financial Statements as at December 31, 2017

An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised and the useful life of the leasehold improvements.

The estimated useful lives for the current period are as follows:

Year
Fixed line and international network equipment (switches, transmission, power)	4-12
Network	12-33
Equipment and infrastructure for multichannel television	3-15
Subscriber equipment and installations	4-8
Vehicles	6-7
Office and general equipment	5-10
Electronic equipment, computers and internal communication systems	3-7
Cellular network	4-10
Passive radio equipment at cellular network sites	Up to December 31, 2037
Buildings	25
Seabed cable	4-25 (mainly 25)

Depreciation methods, useful lives and residual values are reviewed at least in each reporting year and adjusted as required.

3.6	Intangible assets

3.6.1	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is measured at least once a year to assess impairment.

3.6.2	Software development costs

Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred.

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

3.6.3	Software

Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as fixed assets. However, licenses for stand-alone software which add functionality to the hardware, are classified as intangible assets.

3.6.4	Rights to frequencies

Rights to frequencies refer to frequencies assigned to Pelephone for cellular activities, after it won the dedicated tenders of the Ministry of Communications. Depreciation of the asset is recognized in the statement of income on the straight line method over the term of the allocation of frequencies, which started from the use of the frequencies. The 4G frequencies (LTE) and 3G frequencies (UMTS/HSEA) are amortized until August 22, 2028.

Notes to the Consolidated Financial Statements as at December 31, 2017

3.6.5	Other intangible assets

Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

3.6.6	Subsequent expenditure

Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in the statement of income as incurred.

3.6.7	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis (other than as set out below regarding amortization of customer relations), over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment at least once a year.

Estimated useful lives for the current period are as follows:

Type of asset	Amortization period
Frequency usage right	Over the license period up to 2028
Computer programs and software licenses	3-10 years depending on the term of the license period or the estimated time of use of the software
Customer relationships acquired in a business combination	5-7 years based on the estimated customer churn rate (using the accelerated depreciation method)
Brand acquired in a business combination	12

Amortization methods and useful lives are reviewed at least at each reporting year and adjusted if appropriate.

3.7	Leased assets

Leases, including leases of land from the Israel Land Administration, where the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are measured at cost less accumulated amortization and impairment losses.

Other leases are classified as operating leases and the leased assets are not recognized in the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

A.	The fulfillment of the arrangement is dependent on the use of an asset or specific assets.

B.	The arrangement contains rights to use the asset.

If, in accordance with these terms, the Group determines that the agreement does not contain a lease, the agreement is accounted for as a service agreement and payments for the service are recognized in profit or loss on a straight line basis, over the service period.

Notes to the Consolidated Financial Statements as at December 31, 2017

3.8	Right of use of capacities

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Identifiable capacities which serve the Group exclusively fulfill the definition of a finance lease and were recognized under fixed assets. The asset is depreciated on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

3.9	Inventory

The cost of inventories includes the cost of purchase and cost incurred in bringing the inventories to their present location and condition.

Inventories are measured at the lower of cost or net realizable value. The Group elected to base the cost of inventories on the moving average principle.

The inventories include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service provided to its customers.

Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

3.10	Impairment

3.10.1	Non-derivative financial assets

The Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset.

Significant financial assets are tested for impairment on an individual basis. Other financial assets are assessed for impairment collectively in groups that share similar credit risk characteristics, taking into account past experience. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

3.10.2	Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated.

The Group assesses the recoverable amount of goodwill once a year, or more frequently if there are indications of impairment.

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash generating unit. (for which future cash flows were not adjusted).

Determining cash-generating units

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (cash-generating unit).

Allocation of goodwill to cash-generating units

For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination is allocated for the purpose of impairment testing to cash-generating units that are expected to generate benefits from the synergies of the combination.

Notes to the Consolidated Financial Statements as at December 31, 2017

Recognition of impairment loss

An impairment loss of cash generating units that include goodwill is recognized when the carrying amount of the cash generating unit, including goodwill, exceeds its recoverable amount and is recognized in the statement of income. An impairment loss recognized in respect of a cash-generating unit is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis. See Note 10.4.

3.11	Employee benefits

3.11.1	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

A.	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts.

The Group’s obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income in the periods during which services are rendered by employees.

B.	Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value, and the fair value of any plan assets is deducted. The calculation is performed annually by a qualified actuary. The discount rate is the yield on high-quality corporate debentures at the reporting date, denominated in or linked to the currency of the paid benefit, with maturity dates approximating the terms of the Group’s obligations.

Net interest costs on a defined benefit plan are calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability.

The Group elected to recognize the interest costs that were recognized in profit or loss under financing expenses.

Remeasurement of the net defined benefit liability comprises actuarial gains and losses and the return on plan assets (excluding interest). Remeasurements are recognized immediately directly in retained earnings through other comprehensive income.

When the benefits of a plan are improved or curtailed, the portion of the increased or curtailed benefit relating to past service by employees is recognized immediately in profit or loss when the plan improvement or curtailment occurs.

3.11.2	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits (such as an obligation for accumulated vacation days and sick leave) other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on high-quality linked corporate debentures denominated in NIS, with maturity dates approximating the terms of the Group’s obligations. Actuarial changes are recognized in the statement of income in the period in which they arise. Any actuarial changes arising from a change in the discount rate are recognized in the financing expenses item, while the other differences are recognized in salary expenses.

Notes to the Consolidated Financial Statements as at December 31, 2017

3.11.3	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

3.11.4	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on the date when the benefits are expected to be to be wholly settled,

In the statement of financial position, the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

3.12	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

3.12.1	Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

A.	More likely than not – more than 50% probability

B.	Likely – probability higher than unlikely and less than 50%

C.	Unlikely – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, among other things, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a small number of legal proceedings, most of which were received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 17 describes the amount of additional exposure due to contingent liabilities that are likely to be realized.

3.12.2	Site dismantling and clearing costs

The provision in respect of an obligation to dismantle and clear sites is recognized for those rental agreements where Pelephone has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring the site when required. The provision is measured by discounting the future cash flows by risk-free discounted interest reflecting the time until the expected termination of the contract for dismantling of the site by Pelephone. The carrying amount of the provision is adjusted in each period to reflect the time that has passed and is recognized as a financing expense.

Notes to the Consolidated Financial Statements as at December 31, 2017

3.13	Revenues

3.13.1	As from January 1, 2017, the Group has early adopted IFRS 15, Revenue from Contracts with Customers ("IFRS 15” or “the Standard"). As set out in Note 2.8.1, the application of IFRS 15 did not have a material effect on the measurement of the Group's revenue in 2017, compared to the provisions in the previous standard, and the main effect of application of IFRS 15 in the Group is the accounting treatment of incremental costs of obtaining a contract with a customer.

3.13.2	IFRS 15 presents a new model for recognizing revenue from contracts with customers, which includes five steps for analyzing transactions so as to determine when to recognize revenue and in what amount:

A.	Identifying the contract with the customer.

B.	Identifying distinct performance obligations in the contract.

C.	Determining the transaction price.

D.	Allocating the transaction price to distinct performance obligations.

E.	Recognizing revenue when the performance obligations are satisfied.

In accordance with the model, the Group recognizes revenue when the customer obtains control over the promised goods or services. The income is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the transfer of goods or services promised to the customer, other than amounts collected in favor of third parties.

3.13.3	Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:

1.	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them.

2.	The Group can identify the rights of each party in relation to the goods or services that will be transferred.

3.	The Group can identify the payment terms for the goods or services that will be transferred.

4.	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract).

5.	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

3.13.4	Identifying performance obligations

On the contract’s inception date, the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(1)	Goods or services (or a bundle of goods or services) that are distinct; or

(2)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

3.13.5	Determining the transaction price.

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the transfer of goods or services promised to the customer, other than amounts collected in favor of third parties. When determining the transaction price, the Group takes into account the effects of all the following: variable consideration, the existence of a significant financing component in the contract, non-cash consideration and consideration to be paid to the customer.

Notes to the Consolidated Financial Statements as at December 31, 2017

Existence of a significant financing component

In order to measure the transaction price, the Group adjusts the amount of the promised consideration in respect of the effects of the time value of money if the timing of the payments agreed between the parties provides to the customer or the Group a significant financing benefit. In these cases, the contract contains a significant financing component. When assessing whether a contract includes a significant financing component, the Group examines, among other things, the expected length of time between the date the Group transfers the promised goods or services to the customer and the date the customer pays for these goods or services, as well as the difference, if any, between the amount of the consideration promised and the cash selling price of the promised goods or services.

When the contract contains a significant financing component, the Group recognizes the amount of the consideration using the discount rate that would be reflected in a separate financing transaction between it and the customer on the inception date of the contract. The financing component is recognized as interest income or expenses over the period, which are calculated according to the effective interest method.

In cases where the difference between the time of receiving payment and the time of transferring the goods or services to the customer is one year or less, the Group applies the practical expedient included in the standard and does not separate a significant financing component.

3.13.6	Satisfaction of performance obligations

Revenue is recognized when the Group satisfies a performance obligation by transferring to the customer control over promised goods or services.

3.13.7	Contract costs

Incremental costs of obtaining a contract with a customer such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Capitalized costs are amortized in the income statement on a systematic basis that is consistent with the average projected churn rate of subscribers based on the type of subscriber and the service received (mainly over 1-4 years).

Every reporting period the Group examines whether the carrying amount of the asset recognized as aforesaid exceeds the consideration the entity expects to receive in exchange for the goods or services to which the asset relates, less the costs directly attributable to the provision of these goods or services that were not recognized as expenses, and if necessary an impairment loss is recognized in profit or loss

3.13.8	Principal supplier or agent

When another party is involved in providing goods or services to the customer, the Group examines whether the nature of its promise is a performance obligation to provide the defined goods or services itself, which means the Group is a principal supplier and therefore recognizes revenue in the gross amount of the consideration, or to arrange that another party provide the goods or services which means the Group is an agent and therefore recognizes revenue in the amount of the net commission.

The Group is a principal supplier when it controls the promised goods or services before their transfer to the customer. Indicators that the Group controls the goods or services before their transfer to the customer include the following: the Group is the primary obligor for fulfilling the promises in the contract; the Group has inventory risk before the goods or services are transferred to the customer; and the Group has discretion in setting the prices of the goods or services.

3.14	Financing income and expenses

Financing income comprises mainly interest income accrued using the effective interest method in respect of the sale of terminal equipment in installments, interest income from deposits and changes in the fair value of financial assets at fair value through profit or loss.

Notes to the Consolidated Financial Statements as at December 31, 2017

Financing expenses include mainly interest and linkage expenses on borrowings received and debentures issued and financing expenses for provisions arising from legal claims.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. The Group elected to present interest and linkage differences paid for loans and debentures under cash flows used for financing activities.

3.15	Income tax expenses

Income tax expenses include current and deferred taxes and are recognized in the statement of income or in other comprehensive income to the extent that the expenses relate to items recognized in other comprehensive income.

Current taxes

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

1.	Initial recognition of goodwill

2.	Differences arising from investment in subsidiaries and associates, if it is probable that they will not reverse in the foreseeable future and if the Group controls the date of reversal.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for carryforward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. See Note 7.4.

Offsetting deferred tax assets and liabilities

The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, and they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

Presentation of tax expenses in the statement of cash flows

Cash flows arising from taxes on income are classified in the statement of cash flows as cash flows from operating activities, unless they can be specifically identified with investing and financing activities.

3.16	Dividends

An obligation relating to a dividend proposed or declared subsequent to the reporting date is recognized only in the period in which the declaration was made (approval of the general meeting). In the statements of cash flows, a dividend that has been paid is recognized under financing activities.

3.17	New standards and interpretations not yet adopted

3.17.1	IFRS 9, Financial Instruments ("IFRS 9")

Notes to the Consolidated Financial Statements as at December 31, 2017

IFRS 9 replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new Standard includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting.

IFRS 9 is applicable for annual periods beginning on January 1, 2018, without amending the comparative data, while adjusting the balances of retained earnings at that date.

The Group has examined the effects of applying IFRS 9, and in its opinion the effect on the financial statements will be immaterial.

3.17.2	IFRS 16, Leases ("IFRS 16")

IFRS 16 replaces IAS 17, Leases (“IAS 17”) and its related interpretations.

IAS 16 must be applied for annual periods beginning on January 1, 2019, with early application being permitted. The Group has decided to early apply IFRS 16 as from January 1, 2018 using the cumulative effect approach.

The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases.

Instead of this, for lessees, the standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements. IFRS 16 includes two exceptions to the general model whereby a lessee may elect to not apply the requirements for recognizing a right-of-use asset and a liability with respect to short-term leases of up to one year and/or leases where the underlying asset has a low value. The Group has decided not to apply the expedient for short-term leases.

On the date of initial application, the Group will recognize a lease liability for the leases previously classified as operating leases in accordance with IAS 17. The liability will be measured at the present value of the remaining lease payments, discounted at the Group's incremental interest rate on the date of initial application.

The Group elected to apply the expedient in the standard according to which at the transition date, a right-of-use asset for leases previously classified as operating leases in accordance with IAS 17, will be recognized in the amount equal to the lease liability.

In view of the above, adoption of IFRS 16 is not expected to have an effect on the retained earnings at the transition date.

The Group elected to adopt the Standard while applying the expedients that are permitted in the transitional provisions to the standard as follows:

A.	It was not re-examined whether the contract is a lease or contains a lease as at the application date of the Standard. Accordingly, the agreements that were previously accounted for as operating leases will be accounted for in accordance with the new Standard, and the agreements that were previously accounted for as service contracts will continue to be accounted for as such without change.

B.	The use of one capitalization rate for a lease contracts portfolio with similar characteristics

C.	The use of an earlier estimate of an onerous contract under IAS 37 at the transition date as an alternative to assessing the impairment of right-of-use assets

D.	Exclusion of direct costs incurred in the lease as part of the asset at the transition date

E.	Use of hindsight in determining the lease period if the contract includes options to extend or cancel the lease

IFRS 16 is expected to affect the accounting treatment of real estate leasing agreements, cellular sites, vehicles and other Group assets.

The Group believes that at the initial implementation date of the standard, non-current assets are expected to increase by NIS 1.4 billion, current liabilities by NIS 0.4 billion, and non-current liabilities by NIS 1 billion.

Notes to the Consolidated Financial Statements as at December 31, 2017

Accordingly, as from the initial application date, instead of presenting the rental expenses for the leased assets under operating leases, the Group will recognize depreciation expenses for depreciation of the right-of-use assets that were recognized and will also recognize financing expenses for the lease liability.

Therefore, application of the standard is expected to result in a decrease in operating expenses in the amount of NIS 0.4 billion in 2018 and an increase in amortization and depreciation and in financing expenses in a similar amount. In addition, following application of the standard, there is expected to be an increase in cash flows from operating activities and a decrease in cash flows from financing activities in the amount of NIS 0.4 billion.

Application of the standard is expected to have a negligible effect on the Group's net profit for 2018.

The effect of application of the standard on the financial results, statement of cash flows, and statement of financial position is based on the existing lease contracts as at January 1, 2018 and the Group's expectations regarding the future agreements, and will depend on the actual scope of the lease agreements to which the Group will be a party as from application of the standard, at inflation rates during 2018 and other economic variables. Actual results may differ from this estimate.

3.17.3	IFRIC 22, Foreign Currency Transactions and Advance Consideration

The interpretation provides that the transaction date for the purpose of determining the exchange rate for recording a foreign currency transaction that includes advance consideration is the date of initial recognition of the non-monetary asset/liability from the prepayment. If there are multiple payments or receipts in advance, the Company will establish a transaction date for each payment or receipt.

IFRIC 22 will be applied for annual periods beginning on January 1, 2018. The Group believes that application of IFRIC 22 will not have a material effect on the financial statements.

3.17.4	IFRIC 23, Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. IFRIC 23 will be effective for annual periods beginning on January 1, 2019, with early application being permitted. The Group believes that application of IFRIC 23 will not have a material effect on the financial statements.

4.	Cash and cash equivalents

As at December 31, 2017, cash and cash equivalents include mainly bank deposits for an average period of 90 days.

5.	Investments

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Bank deposits	275	546
Investment in marketable securities at fair value through profit or loss	14	31
Other	-	9
	289	586

The deposits are repayable until July 2018 and the other investments can be disposed of immediately.

Notes to the Consolidated Financial Statements as at December 31, 2017

6.	Trade and other receivables

6.1	Composition of trade and other receivables

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Trade receivables*
Open accounts and checks receivable	765	785
Credit cards	428	450
Revenues receivable	235	241
Current maturities of long-term receivables	472	505
Related and interested parties	15	19
	1,915	2,000
Other receivables and current tax assets
Prepaid expenses	66	145
Other receivables (mainly from real estate sales) and current tax assets	204	74
	270	219
Long-term trade and other receivables
Trade receivables – open debts	387	445
Other receivables (for the sale of real estate)	106	199
	493	644

	2,678	2,863

*	The amount of trade receivables is stated net of the provision for doubtful debts

6.2	Discounted interest rates for long-term trade payables are based the estimated credit risk of trade payables. The discounted interest rates used by the Group in 2017 are 3.4%-3.5% (in 2016: 3.3% - 3.5%).

6.3	Expected payment dates for long-term trade and other receivables:

Expected payment dates	December 31, 2017
NIS million
2019	345
2020	142
2021 and thereafter	6
493

6.4	Aging of trade receivables at the reporting date:

	December 31, 2017		December 31, 2016
	Trade receivables, gross	Provision for doubtful debts	Trade receivables, gross	Provision for doubtful debts
	NIS million	NIS million	NIS million	NIS million
Not past due	2,153	(6)	2,282	(8)
Past due up to one year	165	(37)	183	(46)
Past due one to two years	44	(27)	50	(31)
Past due more than two years	32	(22)	41	(26)
	2,394	(92)	2,556	(111)

Notes to the Consolidated Financial Statements as at December 31, 2017

6.5	Change in provision for doubtful debts in the year:

	2017	2016
	NIS million	NIS million
Balance as at January 1	111	173
Impairment loss recognized	20	25
Bad debts	(39)	(87)
Balance as at December 31	92	111

7.	Income tax

7.1	Corporate tax rate

Current taxes for the reported periods are calculated at the tax rates applicable to the Group, which are 24% in 2017, 25% in 2016, and 26.5% in 2015.

On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in 2017 and 2018) – 2016, by which, among other things, the corporate tax rate would be reduced to 23% as from 2018 and thereafter.

Deferred tax balances as at December 31, 2017 were calculated according to the rates expected to apply on the date of reversal. The current taxes for the reported periods are calculated according to the actual tax rates as set out above.

7.2	Components of income tax expenses

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million
Current tax expenses
Expenses for the current year	438	437	567
Adjustments for prior years	54	(32)	-
Total current tax expenses	492	405	567
Deferred tax expenses
Adjustments for prior years according to an assessment agreement	(54)*	-	-
Reversal of temporary differences according to an assessment agreement	21	-	-
Creation and reversal of other temporary differences	(6)	220	31
Total deferred tax expenses (income)	(39)	220	31

Income tax expenses	453	625	598

*	Reconciliations for prior years according to an assessment agreement of 2017, as set out in Note 7.6.1 below.

7.3	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million
Profit before income tax	1,688	1,869	2,319
Statutory tax rate	24%	25%	26.5%
Income tax at the statutory tax rate	405	467	614
Expenses (benefits) not recognized for tax purposes, net	48	47	(16)
Effect of the change in the tax rate on deferred taxes	-	143	-
Income tax for prior years	-	(32)	-
Income tax expenses	453	625	598

Notes to the Consolidated Financial Statements as at December 31, 2017

7.4	Recognized tax assets and deferred tax liabilities and their changes

	Deferred tax asset for the losses of DBS*	Deferred tax asset for employee benefit plans	Deferred tax liabilities for fixed assets	Deferred tax liabilities for intangible assets	Other deferred taxes	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Balance as at January 1, 2016	1,419	208	(353)	(264)	117	1,127
Changes recognized in the statement of income
Change in the tax rate	(183)	(26)	46	27	(7)	(143)
Use of carryforward losses	(48)	-	-	-	-	(48)
Other	-	-	4	49	(82)	(29)
Changes recognized in equity	-	(4)	-	-	3	(1)
Balance as at December 31, 2016	1,188	178	(303)	(188)	31	906
Changes recognized in the statement of income
Creation and reversal of temporary differences and utilization of carryforward losses	(22)	(13)	13	38	23	39
Changes recognized in equity	-	-	-	-	1	1
Balance as at December 31, 2017	1,166	165	(290)	(150)	55	946

Carrying amount	December 31
	2017	2016
	NIS million	NIS million
Deferred tax assets	1,019	1,007
Deferred tax liabilities	(73)	(101)
Balance as at December 31	946	906

*	Deferred tax asset for the carryforward tax losses of DBS appears in the financial statements of the Company in the amount of NIS 1,166 million. Recognition of the asset is based on the forecast of its future utilization in accordance with the expected merger, as set out in Note 7.6.1, which will take place after receiving the regulatory approval for cancellation of the structural separation in Bezeq. The assumption of utilization of the tax asset in the merger is based on the assessment of the Company's management, which relies on ongoing discussions between the Company's management and the Ministry of Communications and on the work plan of the Ministry of Communications, that it is more likely than not that cancellation of the structural separation between the Company and DBS will be approved.

7.5	Unrecognized deferred tax assets and liabilities

The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of disposal of investments in subsidiaries and associates, since the Group intends and is able to retain these investments. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

7.6	Final tax assessments

7.6.1	The Company has final tax assessments up to and including 2014.

On September 15, 2016, the Company and the Israel Tax Authority signed an assessment agreement ("the Assessment Agreement”) ending the disputes involving the tax assessor’s claims regarding the financing income from the shareholder loans to DBS and about the rights and holdings in DBS acquired by the Company.

Notes to the Consolidated Financial Statements as at December 31, 2017

Concurrently, the Tax Authority granted approval for tax purposes for the merger of DBS with and into the Company, in accordance with Section 103(B) of the Income Tax Ordinance, whereby subsequent to the merger, the losses of DBS as at the merger date may be offset against the profits of the absorbing company, provided that in each tax year, it will not be permitted to offset an amount exceeding 12.5% (spread over eight years) of the total losses of the transferring company and the absorbing company, or 50% of the taxable income of the absorbing company in that tax year prior to offsetting the loss from previous years, whichever is lower.

The Approval was granted in accordance with the applicable tax laws in effect at the time. Without derogating from the amount of the losses set out in the Assessment Agreement, if there is any change in the applicable tax laws, the Income Tax Authority will reconsider the taxation decision in accordance with the tax laws applicable at the merger date. However, it is clarified that the Approval is effective until December 31, 2019. The Income Tax Authority will extend the date of the Approval each year by an additional year, subject to the declaration of the Company and DBS that there has been no material change in their business affairs and subject to the terms of the taxation decision, and subject to the interpretation given to the tax laws, provided that such interpretation is published in writing. Any change in the tax laws that does not require a change in the Approval will not result in any such change.

The tax losses of DBS as at December 31, 2017 amount to NIS 5 billion.

On December 25, 2017, the Company and the tax assessor signed a final assessment agreement for 2011-2014, which settles all the disputes that arose between the parties, including the non-recognition of financing expenses and timing differences in depreciation expenses. The net tax liability that was added as a result of the assessment agreement is NIS 70 million, for which a full provision is included in these financial statements. The assessment agreement regulates the claims of the tax assessor for 2015 and thereafter, regarding attribution of financing expenses to the Company’s capital amortization in 2011-2013, as well as attribution of financing expenses to the Company's income from an intercompany dividend received or to be received from the subsidiaries, as from 2015 and thereafter, for the amounts of investments in the Company's financial statements as at the end of 2014 (for DBS, up to September 27, 2016).

7.6.2	Pelephone has received final tax assessments up to and including 2014.

7.6.3	Bezeq International has received final tax assessments up to and including 2012.

7.6.4	DBS has received final tax assessments up to and including 2013.

7.6.5	Walla has received final tax assessments up to and including 2011. On November 12, 2017, as part of the assessment discussions of Walla, the tax assessor issued a best-judgment assessment for Walla for 2014. The tax assessor is demanding an additional payment of NIS 19 million. The main dispute between Walla and the tax assessor concerns Walla's tax liability following the sale of the holdings in the subsidiary Coral Tell Ltd. Walla intends to file a reservation on the assessment. The management of Walla believes that the financial statements include appropriate provisions.

8.	Broadcasting rights, net of rights exercised

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Cost	797	800
Less rights exercised	(343)	(368)
	454	432

As at December 31, 2017, DBS has agreements for the acquisition of broadcasting rights. In 2017, acquisition of these broadcasting rights amounted to NIS 248 million.

Notes to the Consolidated Financial Statements as at December 31, 2017

9.	Property plant & equipment

	Land and buildings	Fixed line and international network equipment (switches, transmission, power)	Cables and fixed line and international network infrastructure	Cellular network	Equipment and infrastructure for multichannel television	Subscriber equipment	Office equipment, computers and vehicles	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2016	1,648	2,597	11,668	2,697	867	878	842	21,197
Additions	27	261	247	196	180	265	73	1,249
Disposals	(88)	(172)	(214)	(219)	(11)	(205)	(129)	(1,038)
Balance as at December 31, 2016	1,587	2,686	11,701	2,674	1,036	938	786	21,408
Additions	34	256	228	152	165	278	75	1,188
Disposals	(160)	(167)	(192)	(35)	(8)	(42)	(62)	(666)
Balance as at December 31, 2017	1,461	2,775	11,737	2,791	1,193	1,174	799	21,930
Depreciation and impairment losses
Balance as at January 1, 2016	1,163	1,295	8,925	1,761	143	452	564	14,303
Depreciation for the year	43	234	197	263	236	176	86	1,235
Disposals	(72)	(171)	(213)	(219)	(10)	(201)	(120)	(1,006)
Balance as at December 31, 2016	1,134	1,358	8,909	1,805	369	427	530	14,532
Depreciation for the year	42	247	204	234	222	187	85	1,221
Disposals	(122)	(167)	(192)	(35)	(7)	(38)	(60)	(621)
Balance as at December 31, 2017	1,054	1,438	8,921	2,004	584	576	555	15,132

Carrying amount
Balance as at January 1, 2016	485	1,302	2,743	936	724	426	278	6,894

December 31, 2016	453	1,328	2,792	869	667	511	256	6,876

December 31, 2017	407	1,337	2,816	787	609	598	244	6,798

Notes to the Consolidated Financial Statements as at December 31, 2017

9.1	The residual value of the Group’s copper cables is assessed at the end of each quarter. The residual value is NIS 188 million as at December 31, 2017 and NIS 154 million as at December 31, 2016.

9.2	Fixed assets in the Group are derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles, copper cables and specific components for Pelephone’s UMTS network, which are derecognized upon their sale. In 2017, the Group derecognized fully depreciated property at a cost of NIS 496 million (in 2016, NIS 894 million).

9.3	The Group companies reviewed the useful life of the fixed assets through the depreciation committee, in order to determine the estimated useful life of their equipment. The change is not expected to have a material impact on the depreciation expenses of the Group. Following the findings of the depreciation committees, minor changes were made in the estimated useful life of certain assets.

9.4	Most of the real estate assets used by the Company are leased under a capitalized finance lease from the Israel Lands Administration as from 1993 for 49 years, with an option for an extension of another 49 years. Lease rights are amortized over the term of the lease period.

9.5	In 2013, the Company started to install a fiber optic network that will reach the subscriber's home. In 2017, deployment of the fibers reached the state required for operation when a decision is made on the technology to be used, and the Company began to amortize the network. Commercial operation of the network is expected in the future.

9.6	At the reporting date, there are agreements to purchase fixed assets amounting to NIS 136 million (in 2016, NIS 139 million).

9.7	In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997, approval from the Prime Minister and Minister of Communications is required to confer rights in some of the Company's assets (including switches, cable network, transmission network, and information and databases).

9.8	See Note 19 for liens.

9.9	For information about liens for loans and borrowings, see Note 13.

Notes to the Consolidated Financial Statements as at December 31, 2017

10.	Intangible assets

	Goodwill	Software and licenses	Cellular communication usage rights	Customer relations and brand - multichannel television	Other	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2016	1,431	1,613	480	1,137	188	4,849
Acquisitions or additions from in-house development	-	187	-	-	11	198
Disposals	-	(60)	-	-	(11)	(71)
Balance as at December 31, 2016	1,431	1,740	480	1,137	188	4,976
Acquisitions or additions from in-house development	-	227	-	-	-	227
Disposals	-	(65)	-	-	(48)	(113)
Balance as at December 31, 2017	1,431	1,902	480	1,137	140	5,090
Amortization and impairment losses
Balance as at January 1, 2016	6	1,031	205	141	134	1,517
Amortization for the year	-	229	37	187	24	477
Disposals	-	(59)	-	-	(6)	(65)
Balance as at December 31, 2016	6	1,201	242	328	152	1,929
Amortization for the year	-	218	29	157	10	414
Impairment loss	87	-	-	-	-	87
Disposals	-	(65)	-	-	(43)	(108)
Balance as at December 31, 2017	93	1,354	271	485	119	2,322
Carrying amount
Balance as at January 1, 2016	1,425	582	275	996	54	3,332

December 31, 2016	1,425	539	238	809	36	3,047

December 31, 2017	1,338	548	209	652	21	2,768

Notes to the Consolidated Financial Statements as at December 31, 2017

10.1	Assessment of impairment of cash-generating units that include goodwill

To assess impairment, goodwill was attributed to the Group's operating segments as follows:

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Cellular communications (Pelephone)	1,027	1,027
Domestic fixed-line communication (Bezeq)	265	265
Multichannel television (DBS)	33	120
Other	13	13
	1,338	1,425

10.2	Assessment of cellular communications goodwill (Pelephone)

The valuation for the Bezeq Group of the cellular cash-generating unit was calculated using the future discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in recent years, such that future growth and market shares are affected by directions in the cellular market, such as price competition, regulation and the scope of operations of the new cellular operators. The revenue forecast is based on assumptions regarding the number of users, average revenue per user, and sales of terminal equipment. The main assumption underlying the forecast is the expected recovery in Pelephone's business activity in 2019, due to the expected stabilization of the market and competitive situation. In addition, the value of potential synergies that may arise due to the cancellation of the structural separation in the Bezeq Group was not measured in view of the significant difference between the value of the operation of the cash-generating unit and its carrying amount.

Operating expenses, sales and marketing expenses as well as investments were adjusted for Pelephone's scope of operations. The nominal cost of capital taken into account was 10% (after tax). In addition, a permanent growth rate of 2.5% was assumed. The valuation was prepared by an external appraiser. Based on this valuation, the Group was not required to record a loss for impairment of the cellular communication cash-generating unit.

10.3	Assessment of goodwill impairment in domestic fixed-line communications (Bezeq)

The valuation for the Bezeq Group of the domestic fixed line cash-generating unit was calculated using the future discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on results of the domestic fixed-line communications segment in recent years, taking into account the commercial effect of opening up the wholesale internet market and the expected reform in connection with wholesale telephony services. Main assumptions underlying the forecast: An erosion in the number of subscribers and monthly average revenue per user in the telephony segment, an increase in the number of subscribers and in monthly average revenue per user in the internet services segment, stability in the other services provided by the fixed-line segment, and the development of new sources of revenue. The revenue forecast is based on assumptions about the number of users and average revenue per user of internet infrastructure, the number of users and average revenue per user of telephony services, and revenue from transmission, data communication and other revenue. The effect of the removal of the structural separation on the domestic fixed-line communication segment was not taken into account.

Operating expenses, sales and marketing expenses as well as investments were adjusted for domestic-fixed line communication operations. The nominal cost of capital taken into account was 7.5% (after tax). In addition, a permanent growth rate of 0% was assumed. The valuation was prepared by an external appraiser. Based on this valuation, the Group was not required to record a loss for impairment of the fixed line domestic communications cash-generating unit.

Notes to the Consolidated Financial Statements as at December 31, 2017

10.4	Assessment of goodwill impairment for multichannel television (DBS)

The valuation for the Bezeq Group of the multichannel television cash-generating unit was calculated using the discounted cash flow (DCF) method, based on cash flow forecasts from the operation for the next five years. The cash flow forecast is based on assessments regarding the development of the multi-channel television market in general and the operations of DBS in this market in particular. The valuation includes assumptions regarding the intensity of competition in the market, pricing and the regulatory environment. A key assumption of the forecast is that in the medium term, the intensity of competition in the market will decrease in a manner that will affect the churn rate of subscribers and pricing. Operating expenses, sales and marketing expenses as well as investments were adjusted to the scope of DBS's operations. The nominal cost of capital used was 8.5% (after tax). In addition, a permanent growth rate of 1% was assumed.

The valuation was prepared by an external appraiser. Based on the above valuation, the carrying amount of the multi-channel television sector is NIS 87 million higher than the recoverable amount of NIS 1,346 million. Consequently, an impairment loss of NIS 87 million was recognized. Due to the impairment of the cash-generating unit, the recoverable amount is the same as the carrying amount. The impairment loss was attributed in full to goodwill and was included under other income and expenses in the statement of income.

The events and circumstances that led to recognition of the impairment loss are the expectation that DBS's revenues will continue to decline significantly in the short term, despite the positive contribution of the Sting TV service and due to the loss of satellite subscribers and the decrease in ARPU. The forecast assumes a decrease in the expenses of DBS, as a result of efficiency measures in most of its activities, however, this is not expected to fully compensate for the expected decrease in revenue. These, combined with relatively high capital investment throughout the forecast period, generated negative cash flows in the short term and improved DBS's cash generation capacity in the mid-term as the intensity of competition in the market decreases.

11.	Deferred expenses and non-current investments

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Deferred expenses (see Note 11.1 below)	250	254
Net customer acquisition asset (see Note 2.8.1)	115	-
Deposit used as collateral against hedging transactions (see Note 11.2)	67	58
Bank deposit for loans to Company employees (see Note 11.3)	51	47
Investments in equity-accounted investees	11	18
Other investments	-	5
	494	382

11.1	Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. Under the contract, Bezeq International has the right of use for capacities until 2022 with an option for an extension until 2027. The amount of the prepaid expense is amortized on a straight line until 2027.

11.2	A deposit used as collateral for hedging transactions, payable in two lots in December 2019 and December 2020

11.3	A bank deposit for loans to Company employees without a repayment date

Notes to the Consolidated Financial Statements as at December 31, 2017

12.	Investees

12.1	Subsidiaries:

The place of incorporation of the companies held directly by the Company is Israel. Information about companies held directly by the Company:

Pelephone Communications Ltd.
Bezeq International Ltd.
DBS Satellite Services (1998) Ltd.
Bezeq Online Ltd.
Walla! Communications Ltd.

As at December 31, 2017 and December 31, 2016, the Company holds 100% in the shareholders' rights in the subsidiaries listed above. The Company's subsidiaries have investments in other subsidiaries that are not material.

12.2	DBS Satellite Services (1998) Ltd. ("DBS")

12.2.1	As at March 25, 2015, the Company held 49.78% of the share capital of DBS and it held options that confer the right to 8.6% in DBS shares, which the Company is unable to exercise. Eurocom DBS Ltd. held the balance of DBS shares. On March 25, 2015, the Company exercised the options that were allotted, for no consideration, and on June 24, 2016, the Company completed a transaction for the acquisition of the entire holdings of Eurocom DBS in DBS, and all of the owners loans provided by Eurocom to DBS ("the Acquisition Transaction").

On the completion date, the Company transferred the cash consideration of NIS 680 million to Eurocom DBS for the Acquisition Transaction.

On completion of the Acquisition Transaction, DBS became a wholly owned subsidiary (100%) of the Company.

The Company consolidates the financial statements of DBS as from March 23, 2015. The statements of income for the first quarter of 2015 include the operating results of DBS based on the equity method.

Under the terms of the Acquisition Transaction, in addition to the cash consideration of NIS 680 million, the consideration included two additional contingent considerations, as follows: one additional consideration of up to NIS 200 million, which will be paid in accordance with the amount of the carryforward losses of DBS used for tax purposes ("the First Contingent Consideration"); and another additional consideration of up to NIS 170 million, which will be paid in accordance with the business results of DBS in the 2015-2017 ("the Second Contingent Consideration").

In September 2016, the Company paid Eurocom DBS NIS 188 million (plus interest differences of NIS 10 million) for the First Contingent Consideration, under the Assessment Agreement and taxation decision of the Tax Authority as set out in Note 7.6.1 above. The consideration paid is for the agreement with the Tax Authority for the recognition of the losses of DBS as at December 31, 2013. Following the decision regarding the additional and final losses as at December 31, 2014, the additional amount due to Eurocom DBS will be calculated and paid out, and the unpaid amount will continue to bear interest in accordance with the acquisition agreement up to the payment date. As at December 31, 2017, the balance of the liability to Eurocom for the First Contingent Consideration is NIS 6 million.

The liability for the second contingent consideration was adjusted as at December 31, 2016, and amounted to NIS 84 million. The Company updated the estimated second contingent consideration in 2017 and as at December 31, 2017, the liability amounts to NIS 14 million.

On account of the second conditional consideration, two payments of NIS 57 million were paid in nominal terms, one in 2016 and the other in 2017.

Notes to the Consolidated Financial Statements as at December 31, 2017

As a result of the aforesaid, the advance payments received by Eurocom DBS from the Company as at December 31, 2017 amounts to NIS 94 million (after offsetting a liability of NIS 6 million for the first contingent consideration). In accordance with the agreement between the parties, if the final amount is less than the amount of advance payments, Eurocom DBS will return the difference to the Company immediately after the final settlement, which is expected to be shortly after the signing of the Company's financial statements for 2017 (or on the merger date, whichever is earlier). The repayment bears annual interest at a rate of 4%. As at December 31, 2017, interest of NIS 10 million was accrued for the excess of the advance payments.

The Company estimated the fair value of the amount expected to be recovered from the excess of the advance payments, and taking into consideration the solvency of Eurocom DBS, the value of the debt was estimated at NIS 43 million as at December 31, 2017.

The revised fair value of the excess of the advance payments and the second contingent liability in the amount of NIS 14 million in 2017 was recognized as a decrease in financing expenses in the statement of income.

12.2.2	Following the announcement of the Director of the Ministry of Communications on December 21, 2016, regarding "Cancellation of the structural separation obligation in Bezeq Group", on December 25, 2016, the Company and DBS signed a merger agreement ("the Merger Agreement"), which, subject to the preconditions set out in the agreement, at the completion date of the merger, and effective retroactively from the effective date for the merger (December 31, 2016), all activities of DBS will be merged with and into the Company, for no consideration, in accordance with the provisions of section 323 of the Companies Law and the provisions of section 103B and section 103C of the Income Tax Ordinance (as described in Note 7.6.1), and DBS will cease to exist as a separate legal entity, will be wound up without liquidation and the Registrar of Companies will delete it from the Register. Completion of the merger is subject to the fulfilment of the preconditions in the merger agreement. As of the approval date of the financial statements, the preconditions had not been fulfilled. The Company continues to advance the merger with DBS.

12.2.3	Following the conversion of the shareholders loans by the Company and investment in the capital of DBS in 2016, the equity of DBS as at December 31, 2017 and December 31, 2016 amounted to NIS 348 million and NIS 592 million, respectively. As of December 31, 2017, its working capital deficit amounts to NIS 535 million. The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital and receipt of loans from the Company, and the conversion of DBS debentures to capital by the Company (as set out in Note 13,4) will be sufficient for the operations of DBS for the coming year.

13.	Debentures, loans and borrowings

13.1	Composition:

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Current liabilities
Current maturities of debentures	940	986
Current maturities of loans	692	839
	1,632	1,825
Non-current liabilities
Debentures	5,828	6,044
Loans	4,401	3,084
	10,229	9,128

	11,861	10,953

Notes to the Consolidated Financial Statements as at December 31, 2017

13.2	Debentures and loan terms

	December 31, 2017		December 31, 2016
	Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
	NIS million	NIS million	NIS million	NIS million
Bank loans:
Unlinked loans at variable interest	675	675	978	978	Prime -0.33% to prime +0.2%
Unlinked loans at fixed interest	631	631	1,084	1,084	5%-6.85%
Unlinked loans at fixed interest	300	300	300	300	2.4%
Unlinked loans at fixed interest	1,725	1,700	914	900	3.5%-4.2%
Total bank loans	3,331	3,306	3,276	3,262
Loan from financial institutions:
Unlinked loans at fixed interest	1,695	1,700	500	500	4.15%
Unlinked loans at fixed interest	67	67	147	147	5%-5.25%
Total loans from financial institutions	1,762	1,767	647	647

Total loans	5,093	5,073	3,923	3,909

Debentures issued to the public
Series 6 - linked to the CPI, at fixed interest	3,176	3,000	3,041	2,874	3.7%
Series 7 - unlinked loans at variable interest	732	734	734	734	Makam for one year +1.4%
Series 9 - unlinked loans at fixed interest	1,645	1,595	1,144	1,103	3.65%
Series 10 - linked to the CPI, at fixed interest	900	882	400	400	2.2%
Series 8 - unlinked loans at fixed interest	-	-	443	443	5.7%
Total debentures issued to the public	6,453	6,211	5,762	5,554
Non-marketable debentures issued to financial institutions:
Debentures issued by DBS and held by the public - linked to the CPI, at fixed interest	15	15	868	753	5.35%-8.4%
Unlinked loans at fixed interest	300	300	400	400	6.65%
Total non-marketable debentures	315	315	1,268	1,153

Total debentures	6,768	6,526	7,030	6,707

Total loans and debentures	11,861	11,599	10,953	10,616

Notes to the Consolidated Financial Statements as at December 31, 2017

13.3	Loans and debentures issued by the Company

Below are details of the terms that the Company undertook for the loans that were received and the debentures that were issued:

13.3.1	For the Company’s overall debt, standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of the Company's debts in an amount exceeding the amount determined.

In addition, the Company has undertaken not to create additional liens on its assets unless liens are created at the same time in favor of the debenture holders and the lending banks (negative lien). The lien includes exceptions, including regarding a lien on assets that will be purchased or expanded by the Company, if the undertakings underlying the lien are created for the purchase or expansion of those assets and for the matter of a token lien.

13.3.2	For the Company’s public debentures, bank loans in the amount of NIS 3.3 billion as at December 31, 2017, and for loans from financial institutions in the amount of NIS 2 billion as at December 31, 2017, the Company has undertaken that if it the Company makes an undertaking towards any entity in respect of compliance with financial covenants, the Company will also provide the same undertaking to these lenders (subject to certain exceptions).

13.3.3	For the Company’s public debentures and for loans from financial institutions amounting to NIS 1.7 billion, grounds were included for immediate repayment, if telecommunication ceases to be the Group's core activity.

13.3.4	For Debentures (Series 9-10) and for loans from financial institutions in the amount of NIS 1 billion, grounds were included for the immediate repayment of the loans in the event of a change in control, following which the current controlling shareholders in the Company will cease to be controlling shareholders, with the exception of: (1) transfer of control to a transferee that received approval for control in the Company in accordance with the provisions of the Telecommunications Law and/or the Telecommunications Order; or (2) transfer of control in which the transferee holds control together with the current controlling shareholders in the Company, provided that the holding rate of the current controlling shareholders in the Company in the shares of the Company does not fall below 50.01% of the total shares of the Company held by the controlling shareholders together; or (3) a change in control to be approved by a meeting of the debenture holders/lenders.

13.3.5	For the Company’s public debentures and for loans from financial institutions amounting to NIS 1.7 billion, the Company has undertaken to the lenders to take steps so that, to the extent under its control, the debentures will be rated by at least one rating agency, so long as there are debentures of the relevant series in circulation or a balance in loans, as the case may be.

13.3.6	In addition, for Debentures (Series 9 and 10) and for loans from financial institutions in the amount of NIS 1 billion, grounds were included for immediate repayment of the debentures in the event of the recording of a going concern qualification in the Company's financial statements for two consecutive quarters, in the event of a material deterioration in the Company's business compared with the situation at the time of the issue, and there is real concern that the Company will not be able to repay the debentures/loans on time (as set out in section 35(I)1a1 of the Israel Securities Law).

As at December 31, 2017 and the approval date of the financial statements, the Company was in compliance with all its liabilities, there were no grounds to call for immediate repayment, and financial covenants were not set out as described above.

Notes to the Consolidated Financial Statements as at December 31, 2017

13.4	Debentures issued by DBS

In May 2017, the Company issued Debentures (Series 6 and 10) that are traded by the Company, to the holders of Debentures (Series B) of DBS, which are listed on the TACT-Institutional system of the TASE in return for the DBS debentures that they hold.

The offering was carried out in accordance with the Shelf Prospectus and the Shelf Offering Memorandum as follows: NIS 125,000,000 par value DBS Debentures were exchanged for NIS 125,750,000 par value Debentures (Series 6), of the Company and NIS 436,307,797 par value DBS Debentures were exchanged for NIS 481,683,808 par value Debentures (Series 10) of the Company.

An exchange of debentures having substantially different terms was accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Accordingly, the Group recognized financing expenses of NIS 13 million, for the difference between the amortized cost of the debentures of DBS and the fair value of Debentures (Series 6 and 10) issued by the Company.

In addition, in June 2017, the Company acquired NIS 17,401,997 par value DBS Debentures for NIS 20 million).

Accordingly, DBS has Debentures (Series B), with a balance of NIS 435 million as at December 31, 2017 (of which the Company held NIS 419 million). Subsequent to the reporting date, the Company converted the balance of the DBS debentures it holds into capital and the balance of the debentures amounted to an immaterial amount of NIS 15 million held by the public.

Notes to the Consolidated Financial Statements as at December 31, 2017

13.5	Reportable credit

Below is information about the Group's reportable credit, in accordance with Legal Bulletin No. 104-15: A reportable credit event, issued by the Israel Securities Authority on December 30, 2011 and amended on March 19, 2017 (according to Group's information, debentures and loans amount to more than NIS 1 billion). The debentures were issued by the Group without a specific purpose. The debenture principal is repayable in equal payments with the interest payable on the outstanding loan principal, as set out in the table below.

Lender	Date of loan	Date of final repayment	Type of loan	Amount of the original loan or par value (NIS million)	Estimated reserve (plus interest payable) December 31, 2017 (NIS million)	Number of principal payments in the year	Principal payments as from	Number of interest payments in the year	Interest rate as at December 31, 2017	Fair value of the liability as at December 31, 2017(NIS million)	Imputed effective interest at fair value as at December 31, 2017	Imputed effective interest at fair value as at December 31, 2016	Special conditions	Right to early repayment
Debentures (Series 6)	July 3, 2011	December 1, 2022	CPI-linked fixed interest	3,000	3,092	1	2018	2	3.70%	3,392	0.34%	1.08%	Notes 13.3.1 to 13.3.4	No
Debentures (Series 9)	October 15, 2015	December 1, 2025	Unlinked fixed interest NIS	1,595	1,600	1	2022	2	3.65%	1,745	2.19%	3.13%	Note 13.3	No

Notes to the Consolidated Financial Statements as at December 31, 2017

13.6	Agreement for the issuance of debentures and receipt of a loan subsequent to the reporting date

13.6.1	On January 14, 2018, the Company and a number of institutional entities signed undertakings according to which, subject to the fulfilment of the preconditions set out below, the institutional entities undertook to purchase from the Company and the Company undertook to issue to the institutional entities, in a future private offering, Debentures (Series 9) by way of expanding the series. The private offering will take place on December 2, 2018 or shortly thereafter, in accordance with the terms of the letter of undertaking and will amount to NIS 550 million par value. The total consideration for the future private offering will be NIS 578,325,000. The offering will be carried out at a rate of NIS 1.0515 for one debenture reflecting an annual yield of 2.7%. The Company also paid the debenture holders a commitment fee.

The future private offering is subject to the fulfilment of preconditions, including approval of the TASE to list the issued debentures for trading, approval from the Tax Authority regarding the calculation of a weighted discount rate, the absence of any prohibition or prevention under the law to carry out the offering, non-occurrence of one or more of the cases set out in the deed of trust regarding the right to call for immediate payment, and the fulfilment of all the other conditions set out in the deed of trust for the expansion of the series, including the condition that the expansion of the debenture series will not lead to a downgrade in the rating of the debentures from that series, as it will be at that time. It is clarified that if the preconditions are not fulfilled by the offering date, the offering will not be carried out.

The terms of the debentures to be issued in the future private offering are the same as to the terms of the existing Debentures (Series 9).

13.6.2	In addition, in March 2018, debt was raised through a private loan from an institutional body in the amount of NIS 320 million.

13.7	Movement in liabilities arising from financing activities

	Debentures (including accrued interest)	Loans (including accrued interest)	Total
	NIS million	NIS million	NIS million
Balance as at January 1, 2017	7,063	3,944	11,007
Changes due to cash flows from financing activities
Consideration from the issue of debentures and receipt of loans, less transaction costs	517	2,000	2,517
Repayment of debentures and loans	(752)	(835)	(1,587)
Interest paid	(257)	(158)	(415)
Total net cash from finance activities	(492)	1,007	515
Financing expenses recognized in the statement of income	216	163	379
Balance as at December 31, 2017	6,787	5,114	11,901

Notes to the Consolidated Financial Statements as at December 31, 2017

14.	Trade and other payables

	December 31, 2017	December 31, 2016**
	NIS million	NIS million

Open accounts and expenses payable *	1,041	910
Notes payable	21	92
Total trade payables	1,062	1,002

Other payables, including derivatives
Liabilities to employees and other liabilities for salaries	355	353
Institutions	80	98
Accrued interest	40	54
Deferred income	90	82
Derivative instruments	54	10
Other	18	11
Total other payables	637	608

Total trade payables and other payables	1,699	1,610

*	Of which, the carrying amount of trade payables that are related parties and interested parties as at December 31, 2017 amounts to NIS 31 million (as at December 31, 2016 – NIS 21 million).

**	Reclassified

15.	Provisions

	Customer claims	Additional legal claims	Dismantling and clearing of cellular and other sites	Total
	NIS million	NIS million	NIS million	NIS million
Balance as at January 1, 2017	44	30	53	127
Provisions created	20	15	4	39
Provisions used	(4)	(7)	(1)	(12)
Provisions canceled	(1)	(10)	(9)	(20)
Balance as at December 31, 2017	59	28	47	134
Presented in the statement of financial position as:
Current provisions	59	28	7	94
Non-current provisions	-	-	40	40
	59	28	47	134

For further information about legal claims, see Note 17.

Notes to the Consolidated Financial Statements as at December 31, 2017

16.	Employee benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, and short-term benefits.

16.1	Liabilities for employee benefits

		2017	2016
	Note	NIS million	NIS million
Current liabilities for:
Holiday		115	104
Sick pay	16.4	142	122
Voluntary redundancy	16.5	16	82
Current maturities of pensioner benefits	16.3.4	7	7
Total current liability for employee benefits		280	315
Non-current liabilities for:
* Liability for pensioner benefits	16.3.4	120	118
Severance compensation (net) (see composition below)	16.3.1	57	51
Early notice	16.3.3	23	19
Pension	16.3.2	72	70
Total non-current liabilities for employee benefits		272	258

Total liabilities for employee benefits		552	573

Composition of liabilities for severance pay:
Liabilities for severance pay		224	212
Fair value of plan assets		(167)	(161)
		57	51

16.2	Defined contribution plans

16.2.1	Liabilities for employee benefits at retirement age in respect of the period of their service in the Company and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments to pension funds and insurance companies

	2017	2016	2015
	NIS million	NIS million	NIS million
Amount recognized as an expense for a defined contribution plan	228	209	199

16.2.2	The pension rights of Company employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which assumed the State's obligation following an agreement between the Government of Israel, the Company, the Histadrut Federation of Labor and the Makefet Fund.

16.2.3	The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law).

Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Company, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees' rights.

16.2.4	For certain employees, the Group has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees' names. See section 16.3.1 below.

Notes to the Consolidated Financial Statements as at December 31, 2017

16.3	Defined benefit plans

Obligations for defined benefit plans in the Group include the following:

16.3.1	The severance obligation for the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve monies is contingent upon fulfilment of the provisions in the Severance Pay Law.

16.3.2	An obligation in accordance with the collective agreement of 2006 for employees who transferred from civil service to the Company, and who are entitled, following retirement, to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of Makefet. The Company also has an obligation to a number of senior employees who are entitled to voluntary redundancy terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees

16.3.3	An obligation in accordance with the employment agreements of some of the senior employees in the Group for payment of a benefit for notice upon severance.

16.3.4	Company retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities The Company's liability for these costs accumulates in the employment period. The Company’s financial statements include the liabilities for expected costs in the severance period.

16.4	Provision for sick leave

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in first out (LIFO) method.

16.5	Termination benefits

According to the collective agreement of December 2006, between the Company and the employees’ union and the Histadrut Federation of Labor, and according to the amendment to the agreement of August 2015, the Company may, at its discretion, terminate the employment of 163 long-standing permanent employees in each of the years 2015-2021 (the Company’s right is accumulated over the years).

The Company recognizes expenses for voluntary redundancy when the Company is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows the Company to dismiss employees, but does not create a demonstrable commitment without realistic possibility of withdrawal. Accordingly, the expenses for voluntary redundancy are recognized in the Company's financial statements at the approval date of the plan.

In 2017, voluntary redundancy expenses amounted to NIS 23 million.

In addition, the Group companies have collective agreements with the Histadrut Federation of Labor and the employees' committees. The agreements include mechanisms to integrate the employees' committees in decisions regarding the termination of permanent employees and the terms of severance.

Notes to the Consolidated Financial Statements as at December 31, 2017

16.6	Actuarial assumptions

The main actuarial assumptions for defined benefit plans at the reporting date are as follows:

16.6.1	Mortality rates are based on the rates published in Insurance Circular 2017-3-6 of the Ministry of Finance.

16.6.2	Churn rates were determined on the basis of the past experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

16.6.3	The discount rate (nominal) is based on the yield on linked high-quality corporate debentures with maturity dates approximating those of the gross obligation.

The main discount rates are as follows:

	December 31, 2017	December 31, 2016
	Average discount rate	Average discount rate
Severance compensation	3.3%	4.2%
Retirement benefits	3.6%	4.3%

16.6.4	Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management's assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases of the main employee groups are as follows:

Annual salary increase assumptions
Permanent and long-standing employees in the Company	Average adjustment of 7% for young employees, decreasing gradually to 2.7% at the age of 66.
Permanent employees in the Company	Average adjustment of 3.2% for young employees, decreasing gradually to 1.4% at the age of 66.
Company's employees that are not permanent	6.5% for young employees decreasing gradually to 0%, 3.5% for senior employees
Pelephone employees	An increase of 3.1%, as set out in the collective agreement at Pelephone
Bezeq International employees	An increase of 3%, as set out in the collective agreement at Bezeq International
DBS employees	Rate of increase of 3.5%.

Regarding the Company's employees, as well as the assumption of the age-dependent wage increase, an expected individual wage growth was assumed for 2019-2026, arising from the collective agreement that was signed in August 2015.

16.6.5	Sensitivity analysis for actuarial assumptions

Analysis of the possible effect of changes in the main actuarial assumptions on liabilities for employee benefits: The calculation was for each separate assumption, assuming that the other assumptions remained unchanged.

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Discount rate, addition of 0,5%	(29)	(28)
Rate of future salary increases, addition of 0.5%	40	36
Employee churn rate, addition of 5%	(17)	(10)

16.6.6	Average weighted useful life of liabilities for the main severance benefits:

	December 31, 2017	December 31, 2016
	Years	Years
Severance compensation	10.4	10
Retirement benefits	14.7	14.1

Notes to the Consolidated Financial Statements as at December 31, 2017

17.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include adequate provisions (as described in Note 15), where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at December 31, 2017 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 6.4 billion. There is also additional exposure of NIS 4 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 17.4 below.

Notes to the Consolidated Financial Statements as at December 31, 2017

17.1	Following is a description of the Group's contingent liabilities as at December 31, 2017, classified into groups with similar characteristics:

		Provision	Additional exposure	Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	59	4,183	2,148 (1)
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,005 (2)	1,808 (3)
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Group in respect of various payments and recognition of various salary components as components for calculation of payments to Group employees.	1	4	1
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	16	24	-
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	148	4
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	66	-
Total legal claims against the Company and subsidiaries		87	6,430	3,961

(1)	Including exposure in the amount of NIS 1.11 billion for a motion for certification as a class action against the Company, as well as against the subsidiary Walla! Communications Ltd., Yad 2 and an advertising company owned by Walla, which addresses with the Company’s B144 service. Subsequent to the date of the financial statements, the motion was dismissed in limine.

(2)	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage).

(3)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court's decision, a joint motion is expected to be filed instead of these two motions. The joint proceeding was postponed to April 10, 2018, at the request of the Attorney General, at this stage.

17.2	In June-August and December 2017, the Company’s shareholders filed several motions against the Company and DBS for discovery of documents prior to filing a motion for certification of a derivative action in accordance with section 198A of the Companies Law. These motions were filed following a public investigation by the Israel Securities Authority concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. and transactions for satellite communications services between DBS and Space Communications Ltd., as described in Note 1.2 above.

It should be noted that in addition to these motions, there is a pending claim and motion for certification as a derivative action against the Company, its controlling shareholder and directors, from 2015, concerning the transaction for the Company’s acquisition of the entire holdings and shareholder’s loans of Eurocom DBS in DBS.

Notes to the Consolidated Financial Statements as at December 31, 2017

Three motions for disclosure of documents relating to the agreement for acquisition of DBS shares by the Company were struck out, in view of the similarity to the claim from 2015 described above.

17.3	In December 2017, a motion was filed in a court in the state of New York in the United States for certification of a class action in the matter of the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. This follows a similar motion originally filed on behalf of the holders of securities of B Communications (a controlling shareholder of the Company) against B Communications and its officers. In the amended claim, for the first time, DBS and officers (both past and present) in DBS and the Company were added to the list of defendants. The Company itself was not added to the proceedings. At this stage, DBS is unable to estimate the results and implications of the claim and its effect on DBS.

17.4	Subsequent to the reporting date, claims amounting to NIS 426 million were filed against Group companies. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 1.2 billion (including the claim set out in section 17.1(1) above) came to an end.

In addition, subsequent to the date of the financial statements, a motion for certification of the claim as a derivative action was filed against the Company as a formal respondent, and against directors of the Company at the times relevant to the motion and against the controlling shareholders in the Company. The matter of the motion is the Company's engagement in an assessment agreement with the Tax Authority, which was signed on September 15, 2016 (described in Note 7.6), according to which the Company paid taxes in the amount of NIS 462 million to the Tax Authority for financing income from loans to DBS. On the other hand, it was agreed, among other things, that the losses of DBS for the financing expenses for the shareholders' loans of the Company to DBS will be recognized in full for the Company after the merger between the Company and DBS.

In addition, the Company received a notice from the Antitrust Authority whereby the Antitrust Commissioner is considering determining that the Company abused its status as a monopoly contrary to the provisions of the Law and to impose a total financial sanction in the amount of NIS 30,953,000 on the Company and a financial sanction in the amount of NIS 736,800 on the CEO of the Company.

Before the Commissioner makes use of her powers as aforesaid, the Company and the CEO were given the right to a hearing before the Commissioner before May 6, 2018. The Company and the CEO intend to study the notice of the Authority, to exercise the right to a hearing and to submit their arguments to the Commissioner, and they are unable to assess at this stage the outcome of the proceeding.

18.	Agreements

18.1	Group companies have operating lease agreements for land, property, cellular sites, real estate, and vehicles used by Group companies. The minimum future contractual rental payments during the next five years, calculated according to the rental fees that were in effect (and without taking into account the option periods for extending the agreements) as at December 31, 2017, are as follows:

	Real estate	Vehicles	Total
Year ended December 31	NIS million	NIS million	NIS million
2018	222	88	310
2019	213	74	287
2020	165	48	213
2021	86	-	86
2022	50	-	50
2023 onwards	74	-	74
	810	210	1,020

Notes to the Consolidated Financial Statements as at December 31, 2017

18.2	In 2017, DBS signed an agreement with Spacecom Communications Ltd., which is controlled by a controlling shareholder of the Company ("Spacecom"), with an amendment to the addendum to the existing agreement between the parties of November 4, 2013 for the receipt of satellite segments in Spacecom’s satellites ("the Agreement”), the principles of which are as follows:

The Agreement is valid until December 31, 2028 (the same as the validity of the 2013 Agreement), subject to the options for early termination set out below.

DBS will receive the following space segments: (A) Amos 3 satellite; (B) Amos 7 satellite, in which Spacecom holds the right to lease space segments; (C) Amos 8 satellite - a new satellite that is expected to serve DBS when it becomes operational.

In the contract period (subject to events of unavailability and until the end of the lifespan of Amos 3, which is expected in 2026), DBS is expected to use 12 space segments from two different satellites, according to the division in the agreement. The agreement also establishes the positioning of backup space segments in the contract period, under the terms and within the limitations in the agreement.

The overall nominal cost for the entire contract period is estimated at USD 263 million and represents an average annual cost of USD 21.9 million, subject to discounts and reimbursements set out in the agreement.

The agreement stipulates the right to early termination without cause, subject to advance notice of 12 months and payment of the consideration in accordance with the prescribed mechanism. The agreement also stipulates the right to early termination due to a delay in the entry into force of the agreement for construction of Amos 8, and the right to early termination at the end of the lifespan of Amos 3 due to non-availability of Amos 8, without payment of compensation and under the conditions set out in the agreement.

In March 2018, the Company’s audit committee and Board of Directors approved the agreement between DBS and Spacecom with the amendment to the 2017 agreement, whereby in the period from April 2018 up to September 2018 (and for an additional year, if the parties agree to this), instead of one of the space sections leased by DBS from Spacecom in the Amos 3 satellite, DBS will lease a section on the Amos 7 satellite. For this exchange, DBS is entitled to a monthly discount of USD 80 thousand in the interim period. As at the reporting date, the amendment has not yet been signed.

For information about the agreement with Spacecom, see Note 28.3.2(5) regarding the agreements with related parties.

18.3	In October 2016 the new agreement with Apple Distribution International (“Apple") came into effect for the acquisition and distribution of iPhone devices. In accordance with the agreement, Pelephone is required to purchase a minimum number of devices for an additional three years at the prices in effect at the manufacturer at the actual purchase date.

18.4	As at December 31, 2017, Pelephone has obligations to acquire terminal equipment amounting to NIS 147 million (as at December 31, 2016, NIS 71 million).

18.5	Pelephone has Ericsson infrastructure equipment for the UMTS/HSPA and LTE networks. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and an agreement for deployment of the 4G network (LTE) with Ericsson, and Pelephone believes that it could be dependent on Ericsson for network support and its expansion.

18.6	As at December 31, 2017, DBS has agreements for the acquisition of channels. In the year ended December 31, 2017, expenses for consumption of channels acquired by DBS amounted to NIS 342 million.

18.7	For information about agreements for the acquisition of broadcasting rights by DBS, see Note 8. For information about agreements for the purchase of fixed assets, see Note 9 above.

18.8	On January 21, 2018, the Company signed an agreement for the sale of a real estate asset in the Sakia complex for a total consideration of NIS 497 million, plus VAT, which may increase up to NIS 550 million, if the purchaser, in accordance with its right under the agreement, postpones the date of payment of up to two thirds of the consideration until December 31, 2022. The Company is expected to record a capital gain on the date on which the conditions for recognition of the sale of the asset are fulfilled in accordance with accounting principles. The final amount of the capital gain depends on the fees and levies that will apply to the Company for the sale of an asset.

Notes to the Consolidated Financial Statements as at December 31, 2017

18.9	For an agreement to issue private debentures in 2018, see Note 13.6 above.

18.10	For information about transactions with related parties, see Note 28.3.2.

19.	Securities, Liens and Guarantees

The Group's policy is to supply tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries.

19.1	The Group companies provided guarantees of NIS 152 million in favor of the Ministry of Communications to secure the terms of their licenses (of which an amount of NIS 37 million is linked to the CPI and NIS 35 million to the USD exchange rate).

19.2	The Group companies provided bank guarantees totaling NIS 61 million in favor of third parties.

19.3	In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

A.	A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

B.	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

19.4	For information about the conditions that the Company undertook for loans and borrowings, see Note 13.

20.	Equity

20.1	Share capital

	Registered share capital		Issued and paid up share capital
	Number of shares		Number of shares
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Ordinary shares of NIS 1 par value	2,825,000,000	2,825,000,000	2,765,485,753	2,765,472,386

20.2	Dividends

20.2.1	Dividend distribution policy

On August 4, 2009, the Board of Directors resolved to distribute a dividend to the shareholders amounting to 100% of the semi-annual profit (after tax) (profit for the period attributable to the shareholders of the Company), in accordance with the consolidated financial statements of the Company.

20.2.2	On March 6, 2018, the Board of Directors resolved to revise the dividend distribution policy, such that the Company will distribute a dividend to its shareholders, on a semi-annual basis, a dividend of 70% of the half year profit (after tax) in accordance with the consolidated financial statements of the Company, as from the next distribution. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of the Company regarding the Company’s ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, the Company's requirements and liabilities, the cash balance, its plans and position and subject to the approval of the general meeting of the Company's shareholders regarding any specific distribution, as set out in the articles of association of the Company.

Notes to the Consolidated Financial Statements as at December 31, 2017

It should be noted that in accordance with the decision of the Company's Board of Directors of that date, capital gains from the sale of the Sakia property (see Note 18.8) (“the Profits of Sakia”), to the extent that they are recognized in 2018, will not be distributed in 2018, unless the entire consideration for the transaction is received in cash during the year. In addition, the Company's Board of Directors may decide to distribute a dividend for the Profits of Sakia at a later date in accordance with the circumstances and subject to the Law.

20.2.3	Distributions made by the Company in 2015-2017:

	Distributed amount per
	share	2017	2016	2015
Distribution date	(NIS)	NIS million	NIS million	NIS million
May 29, 2017	0.209	578	-	-
October 16, 2017	0.256	708	-	-
May 30, 2016	0.281	-	776	-
October 6, 2016	0.240	-	665	-
May 27, 2015	0.307	-	-	844
October 26, 2015	0.339	-	-	933	*
		1,286	1,441	1,777

*	The dividend is distributed for profits of the first half of 2015 amounting to NIS 945 million less revaluation gains of NIS 12 million for the gain of control in DBS, which were excluded from the Company's dividend policy.

20.2.4	In accordance with the Company’s revised policy for distribution of a dividend as set out in section 20.2.2 above, on March 28, 2018, the Board of Directors of the Company resolved to recommend to the general meeting of the Company's shareholders the distribution of a cash dividend to the shareholders in the amount of NIS 368 million. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting.

21.	Revenues

	Year ended December 31
	2017	2016*	2015*
	NIS million	NIS million	NIS million
Domestic fixed-line communication (Bezeq Fixed-Line)
Internet - infrastructure	1,488	1,461	1,438
Fixed-line telephony	1,255	1,352	1,456
Transmission and data communication	775	835	835
Cloud and digital services*	230	203	184
Other services	205	213	212
	3,953	4,064	4,125
Cellular communications - Pelephone
Cellular services and terminal equipment	1,743	1,777	1,948
Sale of terminal equipment	757	811	884
	2,500	2,588	2,832

Multichannel television - DBS	1,650	1,745	1,333

International communications, ISP, and NEP services - Bezeq International	1,467	1,480	1,487

Other	219	207	208

	9,789	10,084	9,985

*	Cloud and digital services were reclassified and presented separately to reflect the change in the mix of revenues in fixed-line domestic communications.

Notes to the Consolidated Financial Statements as at December 31, 2017

22.	General and operating expenses

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million
Terminal equipment and materials	855	831	880
Interconnectivity and payments to domestic and international operators	805	825	909
Marketing and general*	595	697	640
Content costs	636	629	458
Maintenance of buildings and sites	584	605	616
Services and maintenance by sub-contractors	260	261	199
Vehicle maintenance	156	164	167
	3,891	4,012	3,869

*	See Note 2.8.1 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

Operating and general expenses are presented net of expenses of NIS 65 million recognized in 2017 for investments in fixed assets and intangible assets (in 2016, NIS 64 million and in 2015, NIS 63 million).

23.	Salaries

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million
Salaries and incidentals - operating	1,931	1,922	1,871
General and administrative	645	619	585
Total salaries and incidentals	2,576	2,541	2,456
Less salaries recognized in investments in fixed assets and intangible assets	571	529	499
	2,005	2,012	1,957

24.	Other operating expenses (income), net

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million
Loss from impairment of goodwill (see Note 10)	87	-	-
Profit from the sale of fixed assets (mainly real estate)	(66)	(107)	(234)
Provision for severance pay in voluntary redundancy (see Note 16.5)	23	96	117
Others	24	11	22
Other operating expenses (income), net	68	-	(95)

Notes to the Consolidated Financial Statements as at December 31, 2017

25.	Financing expenses (income), net

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million
Interest expenses for financial liabilities	341	358	339
Change in the liability for contingent consideration for a business combination (see Note 12.2)	(14)	55	-
Linkage and exchange rate differences	46	32	51
Financing expenses for employee benefits	35	15	16
Change in fair value of financial assets at fair value through profit or loss.	36	-	-
Other financing expenses	33	48	46
Decrease of provision for tax assessor interest expenses	-	-	(76)
Total financing expenses	477	508	376
Income for credit in sales	35	42	52
Other financing income, net	25	19	40
Interest and linkage differences from loans to an associate	-	-	21
Total financing income	60	61	113

Financing expenses, net	417	447	263

26.	Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to holders of ordinary shares, and on a weighted average number of ordinary shares outstanding , calculated as follows:

	2017	2016	2015
	NIS million	NIS million	NIS million

Profit attributable to holders of ordinary shares	1,235	1,244	1,721

Weighted average number of ordinary shares (basic)	2,765	2,765	2,750
Effect of share options exercised	-	-	13
Weighted average number of ordinary shares (diluted)	2,765	2,765	2,763

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options, based on average share prices for the period in which the options were in circulation

27.	Segment Reporting

27.1	The Group operates in four segments in the communications sector, so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group's management and internal reporting structure.

Each company provides services in the segment in which it operates, using the fixed assets and the infrastructure it owns (see also Note 21). The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group.

Based on the above, the business segments of the Group are as follows:

1.	Bezeq The Israel Telecommunication Corp. Ltd.: fixed line domestic communications

2.	Pelephone Communications Ltd.: cellular communications

Notes to the Consolidated Financial Statements as at December 31, 2017

3.	Bezeq International Ltd.: international communications, internet services and network end point

4.	DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the "Other" item. Other operations include call center services (Bezeq Online) and online shopping and classified ads, (through Walla). These operations are not reported as reporting segments as they do not fulfill the quantitative thresholds in the reported years.

Inter-segment pricing is set at the price determined in transactions in the ordinary course of business.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred in the period for acquisition of fixed assets and intangible assets.

It is noted that the Company's investment in DBS was accounted for using the equity method up to March 23, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

Notes to the Consolidated Financial Statements as at December 31, 2017

27.2	Operating segments

	Year ended December 31, 2017
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,953	2,500	1,466	1,650	220	-	9,789
Inter-segment revenues	291	46	71	-	17	(425)	-
Total revenues	4,244	2,546	1,537	1,650	237	(425)	9,789

Depreciation and amortization	728	383	135	285	20	164	1,715

Segment results – operating profit (loss)	1,971	72	174	163	(20)	(250)	2,110
Financing expenses	439	3	12	81	-	(58)	477
Financing income	(36)	(54)	(4)	(10)	(5)	49	(60)
Total financing expenses (income), net	403	(51)	8	71	(5)	(9)	417

Segment profit (loss) after financing expenses, net	1,568	123	166	92	(15)	(241)	1,693
Share in profits (losses) of associates	-	-	-	-	(4)	(1)	(5)
Segment profit (loss) before income tax	1,568	123	166	92	(19)	(242)	1,688
Income tax	396	28	39	336	-	(346)	453
Segment results – net profit (loss)	1,172	95	127	(244)	(19)	104	1,235

Segment assets	9,086	3,271	1,199	1,502	174	269	15,501
Investment in associates	-	-	5	-	(6)	11	10
Goodwill	-	-	6	-	10	1,322	1,338
Segment liabilities	13,901	536	410	1,154	64	(1,360)	14,705
Investments in fixed assets and intangible assets	851	331	169	237	19	-	1,607

Notes to the Consolidated Financial Statements as at December 31, 2017

	Year ended December 31, 2016
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,063	2,587	1,478	1,745	198	-	10,071
Inter-segment revenues	320	43	70	-	20	(440)	13
Total revenues	4,383	2,630	1,548	1,745	218	(440)	10,084

Depreciation and amortization	717	380	137	296	16	193	1,739

Segment results – operating profit (loss)	2,076	32	176	264	(34)	(193)	2,321
Financing expenses	475	6	15	539	2	(529)	508
Financing income	(30)	(52)	(5)	(13)	(4)	43	(61)
Total financing expenses (income), net	445	(46)	10	526	(2)	(486)	447

Segment profit (loss) after financing expenses, net	1,631	78	166	(262)	(32)	293	1,874
Share in profits (losses) of associates	-	-	1	-	(5)	(1)	(5)
Segment profit (loss) before income tax	1,631	78	167	(262)	(37)	292	1,869
Income tax	399	17	42	(330)	-	497	625
Segment results – net profit (loss)	1,232	61	125	68	(37)	(205)	1,244

Segment assets	7,111	3,294	1,177	2,026	193	703	14,504
Investment in associates	-	-	5	-	1	12	18
Goodwill	-	-	6	-	10	1,409	1,425
Segment liabilities	11,988	569	380	1,434	104	(730)	13,744
Investments in fixed assets and intangible assets	828	277	126	227	13	-	1,471

Notes to the Consolidated Financial Statements as at December 31, 2017

	Year ended December 31, 2015
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,122	2,831	1,485	1,774	197	(440)	9,969
Inter-segment revenues	285	59	93	-	24	(445)	16
Total revenues	4,407	2,890	1,578	1,774	221	(885)	9,985

Depreciation and amortization	725	419	132	322	13	73	1,684

Segment results – operating profit (loss)	2,148	157	240	250	(15)	(210)	2,570
Financing expenses	362	4	15	635	2	(642)	376
Financing income	(30)	(53)	(7)	(32)	(17)	26	(113)
Total financing expenses (income), net	332	(49)	8	603	(15)	(616)	263

Segment profit (loss) after financing expenses, net	1,816	206	232	(353)	-	406	2,307
Share in profits (losses) of associates	-	-	-	-	(2)	14	12
Segment profit (loss) before income tax	1,816	206	232	(353)	(2)	420	2,319
Income tax	492	55	60	1	-	(10)	598
Segment results – net profit (loss)	1,324	151	172	(354)	(2)	430	1,721

Notes to the Consolidated Financial Statements as at December 31, 2017

27.3	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million
Revenues
Revenues from reporting segments	9,977	10,306	10,649
Revenues from other segments	237	218	221
Cancellation of revenues from inter-segment sales (except for revenues from sales to an associate reporting as a segment)	(425)	(440)	(445)
Cancellation of revenues for a segment classified as an associate (up to the date of acquisition of control)	-	-	(440)
Consolidated revenues	9,789	10,084	9,985

Profit or loss
Operating profit for reporting segments	2,380	2,548	2,795
Amortization of excess cost	(250)	(193)	(150)
Financing expenses, net	(417)	(447)	(263)
Share in profits (losses) of associates	(5)	(5)	12
Loss for operations classified in other categories and other adjustments	(20)	(34)	(16)
Cancellation of expenses for a segment classified as an associate (up to the date of acquisition of control)	-	-	(59)
Consolidated profit before income tax	1,688	1,869	2,319

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Assets
Assets from reporting segments	15,069	13,619
Assets attributable to operations in other categories	178	204
Goodwill not attributable to an operating segment	1,322	1,409
Surplus cost not attributable to an operating segment	1,636	1,429
Less inter-segment assets and other adjustments	(1,356)	(714)
Consolidated assets	16,849	15,947

Liabilities
Liabilities from reporting segments	16,001	14,364
Liabilities attributable to operations in other categories	64	103
Less inter-segment liabilities	(1,360)	(723)
Consolidated liabilities	14,705	13,744

Notes to the Consolidated Financial Statements as at December 31, 2017

28.	Transactions with interested and related parties

28.1	Identity of interested and related parties

The Company’s interested and related parties as defined in the Securities Law and in IAS 24 – Related Party Disclosures include mainly B Communications Ltd. ("B Communications), related parties of B Communications, associates, directors and key management personnel in the Company or the parent company and a person who is close to a family member of any of these individuals.

It should be noted that the transactions described below with interested and related parties do not include reference to Note 1.2 regarding the investigation of the Israel Securities Authority and the Israel Police.

28.2	Balances with interested and related parties

	December 31
	2017	2016
	NIS million	NIS million
Trade receivables - associates	8	10
Liabilities to related parties, net	(23)	(12)
Excess advance payments (liability) to Eurocom DBS Ltd. (not including interest) for contingent consideration (see Note 12.2)	99	(32)

28.3	Transactions with interested and related parties

	Year ended December 31
	2017		2016	2015
	NIS million		NIS million	NIS million
Revenues
From related parties	23		13	10
From associates (including financing income for shareholders' loans	8		7	30	*
Expenses
To related parties	122		110	127
To associates	5		2	3
Fixed assets
Related parties	28		59	76
Acquisition of the holdings of Eurocom DBS in DBS (see Note 12.2)	(70	)**	55	913
Revised fair value of the excess advance payments for acquisition of DBS (see Note 12.2)	56	**	-	-

*	Income from associates is mainly from financing income for the shareholder loans to DBS prior to the acquisition of control in DBS.

**	Adjustment of the liability for contingent consideration for a business combination with DBS and adjustment of the fair value estimate of the amount expected to be returned to the Company from the excess of the advance payments that it paid was recognized as financing income, net

Notes to the Consolidated Financial Statements as at December 31, 2017

Transactions with interested and related parties

28.3.1	Negligible transactions

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company or its subsidiary with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Article 41(A)(6) of the Securities Regulations (Annual Financial Statements), 2010 (“the Annual Financial Statements Regulations”). These guidelines and regulations are also used to assess the scope of disclosure in the periodic report and prospectus (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Article 22 of the Securities Law (Periodic and Immediate Reports), 1970 (“the Periodic Reports Regulations”) and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 1969, and to assess the need to submit an immediate report for the transaction of the Company, as set out in Article 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations) and the prospectus details regulations referred to above ("the Interested Party Transactions").

From time to time, the Company and its subsidiaries carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company (or in which the interested party has a personal interest), of the types and nature detailed below:

1.	Sales of communications services and products by Group companies, including: basic communication services (telephony, transmission and PRI) and hosting at server farms; cellular services, value added services and sales and upgrading of cellular end equipment; web browsing services, international telephony services, hosting services and data communication services; multichannel television services

2.	Purchase of devices from Eurocom Group companies (companies owned by the controlling shareholder of the Company or companies controlled by the controlling shareholder at the approval date of the agreement), including acquisition of electronic equipment, terminal equipment, communication equipment, and pit covers

3.	Acquisition of maintenance and development services from companies in the Eurocom Group, including maintenance, development and upgrading services for systems used in the Group companies, maintenance and spare parts for exchanges, content development services and communication applications.

4.	Sales of maintenance, upgrading and development services by Group companies, including: maintenance of equipment, content development services and communication applications

5.	Sale of user rights in communication infrastructure, call transfer, including sale of user rights in international communication infrastructure and supply of a local segment in Israel, hosting services at server farms, and reciprocal call transfer and completion agreements with Eurocom Group companies.

6.	Placement and outsourcing services

7.	Rental, management and real estate acquisition agreements, including rental of areas used for communication facilities and warehouses; and rental of areas to Eurocom Group companies in properties owned by the Company

8.	Acquisition of advertising and content services, including agreements to acquire media slots from media companies in the Eurocom Group; agreement for to use content on Pelephone's cellular portal; acquisition of portals from Eurocom Group companies; media content management services by Eurocom Group companies.

Notes to the Consolidated Financial Statements as at December 31, 2017

9.	Transactions relating to joint marketing, advertising, discounts and sponsorship with Eurocom Group companies or related to products of Eurocom Group companies, including distribution agreements (dealer) for marketing Company services, joint marketing campaigns, consignment agreements for the sale of Eurocom Digital Communications equipment, and technological sponsorship at exhibitions organized by the Company.

10.	Contribution to the community together with Eurocom Group companies and contribution to organizations/projects in which the controlling shareholder of the Company or his relative volunteers as an officer. These contributions are part of the Company's contribution policy.

In the absence of special qualitative considerations all the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

A.	The amount of the transaction does not exceed NIS 10 million.

B.	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.

C.	The transaction does not include the terms of the office and employment (as defined in the Companies Law, 1999, ("the Companies Law") of an interested party or his relative, and does not constitute a transaction as set out in section 270(4) of the Companies Law (transaction of a public company with a holder of control therein, directly or indirectly, including through a company he controls, in respect of receiving services from it by the Company and if such person is also an officer - as to the conditions of his office and employment, and if he is an employee of the Company but not an officer, as to his employment by the Company).

According to the provisions of the Companies Law, as amended from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and whether they require updating. In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of Directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

Notes to the Consolidated Financial Statements as at December 31, 2017

28.3.2	Below are transactions listed in section 270(4) of the Companies Law, which are not considered as negligible transactions

	Approval date of the general meeting (after approval of the Company's audit/compensation committee and Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction	Nature of the personal interest
(1)	March 23, 2015	Approval of the Company's acquisition agreement with Eurocom DBS Ltd. ("Eurocom DBS") whereby the Company will acquire the entire holdings of Eurocom DBS in DBS shares DBS and all the shareholder loans provided by Eurocom DBS to DBS (including acceptance of the terms established by the Antitrust Commissioner's in his approval of the merger on March 26, 2014, both by the Company and by DBS, and announcement of the exercise of the Company's option for the allotment of 6,221 DBS shares, at no cost, representing 8.6% of the share capital of DBS).

The total cost is comprised of:

A. Total cash of NIS 680 million

B. Total cash of up to NIS 200 million (subject to certain conditions)

C. Total cash of up to NIS 170 million (subject to certain conditions) For information about the conditions relating to B and C, see Note 12.2 above.

Section A below.

(2)	October 19, 2015	Approval of the Company's vote at the general meeting of shareholders of DBS in favor of DBS's agreement with Eurocom Digital Communications Ltd. (“Eurocom Digital”) and ADB for the order of yesMaxTotal3 decoders, under the existing agreement, until December 31, 2017	Total cost of USD 14 million	Section B below.

(3)	December 8, 2015	Amendment to the framework agreement between Pelephone and Eurocom Cellular Communications Ltd., so that it will be extended to other products and brands, including related services for all products and its extension until December 31, 2018 (or three years after the acquisition date of any additional products or brands, whichever is earlier).	Annual scope of up to NIS 50 million (for all the products)	Section C below

(4)	June 30, 2016	Extension of the amended agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consultation services for the Company. The agreement was approved for three years, valid until May 31, 2019, unless one of the parties submits three-months' notice of termination of the agreement.	NIS 6.4 million per year	Section D below.

(5)	April 3, 2017	Approval of the Company's vote at the general meeting of DBS in favor of the agreement between DBS and Space Communications Ltd. ("Spacecom" and "the Parties" respectively) with an amendment/addendum to the existing agreement between the parties dated November 4, 2013, for the lease of satellite segments in Spacecom’s satellites ("the Agreement"), including in favor of implementation of the Agreement. The validity of the Agreement remains the same as the original agreement, namely, until the end of 2028.	A total nominal cost of up to USD 263 million for the entire term of the Agreement (until December 31, 2028), reflecting an average annual cost of USD 21.9 million. It should be noted that the overall cost of the Agreement may be lower if surplus revenue sharing mechanisms are applied and/or the assumptions set out in the amendment to the Agreement. For further information, see Note 18.2 above.	Section E below

Notes to the Consolidated Financial Statements as at December 31, 2017

A transaction with a controlling shareholder that is not an irregular transaction was valid in the reporting period:

Date of approval of the Company's Board of Directors after receiving the approval of the audit committee	Nature of the transaction	Amount of the transaction	Nature of the personal interest
November 27, 2014	The Company's agreement to bring forward payments with Eurocom Digital, according to which DBS may advance, at the supplier's request, payments that are due, or will be due, to Eurocom Digital for orders of decoders.	Up to a total cost of USD 6 million; this approval was not used in the reporting year.	Sections A and B below.

November 3, 2016	The Company's agreement with Eurocom Digital for the additional acquisition of up to 90,000 VTECH N VDSL routers, valid until June 30, 2017.

Approval of the acquisition in an amount of up to USD 11.3 million (not including VAT)

In addition, in 2017, additional N standard VDSL routers were acquired, but in amounts that do not exceed the negligibility level as described above.

Section B below

July 5, 2017	The agreement between Bezeq International and Eurocom Digital for the purchase of up to 100,000 TECH VDSL routers	Approval of the acquisition in an amount of up to USD 3.2 million (not including VAT)	Section B below

The financial values of the transactions described in section 28.3.2 above, which were carried out in 2017, are as follows.

Amounts included in the consolidated statement
NIS million
Expenses	91
Fixed assets	11
Acquisition of Eurocom DBS holdings in DBS (see Note 12.2)	(70)
Adjustment of the fair value of excess advance payments for the acquisition of DBS (see Note 12.2)	56

A.	B Communications has a personal interest in the approval of the transaction, since as at the date of the transaction, B Communications is a company controlled (indirectly) by Eurocom Communications, which is controlled by Shaul and Yosef Elovitch (linked and indirectly), who are also the controlling shareholders in Eurocom DBS (through other companies and indirectly), which, as at the transaction date, held DBS shares.

The controlling shareholders have another personal interest arising from the fact that upon acceptance of the merger conditions by DBS as set out above, Eurocom DBS was released from its obligation to sell its shares in DBS, which was imposed on it by the Antitrust Commissioner. To the best of the Company's knowledge, Eurocom Communications is a private company controlled by Eurocom Holdings (1979) Ltd., a private company controlled by Shaul Elovitch and his brother Yosef Elovitch.

The controlling shareholders have an additional personal interest arising from the purchase of liability insurance for directors for their service on the board of directors of DBS in the period up to the completion date of the acquisition transaction, as set out in the table.

Notes to the Consolidated Financial Statements as at December 31, 2017

B.	B Communications, the controlling shareholder of the Company, has a personal interest, since Eurocom Digital is a related company to B Communications. Eurocom Digital is controlled by Eurocom Communications, which is the controlling shareholder (tiered) of B Communications

C.	B Communications has a personal interest in the transaction, since Eurocom Cellular Communications Ltd. (a party to the transaction) is a related company to B Communications. Eurocom Cellular Communications Ltd. is controlled by Eurocom Communications, which is the controlling shareholder (linked) of B Communications.

D.	According to the terms of the management agreement, Eurocom Communications will provide the services of Shaul Elovitch, who will serve as executive chairman of the Board of Directors of the Company and its subsidiaries. Executive chairman services will be provided in a scope of 70%.

In addition, Eurocom will provide directors on its behalf, to serve on the boards of directors of the Company and the subsidiary companies.

Eurocom will also provide ongoing consultation services in diverse areas, in a monthly scope of at least 60 hours of consulting services, provided by Or Elovitch, Orna Elovitch-Peled, Amikam Shorer, Felix Cohen, Ami Bar-Lev, and any other party set out in the agreement.

For services provided by the Eurocom Communications as described above, the Company will pay the following consideration to Eurocom Communications: (A) directors' compensation, consisting of annual participation compensation and actual participation compensation based on a maximum amount for one meeting (as this term is defined in the Companies Regulations (Rules for Compensation and Expenses of an External Director), 2000), based on the relevant rating of the Company of the subsidiary/sub-subsidiary (as the case may be) at that date, for the participation of the directors serving on behalf of the Company's controlling shareholders, as part of their membership and their position as directors in the Company and/or its subsidiaries and the various committees, subject to adjustments in accordance with their number and presence at meetings; (B) NIS 3.5 million per year for the service and activities of Shaul Elovitch as active chairman of the Board of Directors of the Company and its subsidiaries; and (C) NIS 432 thousand per year for ongoing consultation services.

In view of the restrictions imposed on the activities Shaul Elovitch and other directors who serve or who served in the reporting year on behalf of Eurocom Communications on the Board of Directors of the Company and its subsidiaries, in connection with the investigation conducted by the Israel Securities Authority, on September 25, 2017, the Board of Directors resolved that the amount to be paid by the Company to EuroCom Communications for the services component of the Chairman of the Board of Directors, in accordance with the management agreement, as aforesaid, for the period from June 20, 2017 to December 31, 2017, will be 50% of the amount set out in the agreement for this period. On January 29, 2018, the Board of Directors resolved that the payments under the agreement for the period as from June 20, 2017 will be withheld, and that for the period from January 1, 2018, the Company start a review of changes to the management agreement, while withholding payments until a final decision on the matter is made. Due to the opening of another investigation by the Israel Securities Authority and the Israel Police (see Note 1.2 above), negotiations have not yet commenced, and Eurocom Communications does not provide the services of the chairman of the board and consulting services. The financial statements and the information included in Note 28.5 below do not include the amount that was held back as set out above.

E.	B Communications has a personal interest in the transaction, since as at the date of this transaction, Spacecom was controlled by Eurocom Communications, the controlling shareholder in B Communications.

Notes to the Consolidated Financial Statements as at December 31, 2017

For further information about the transactions included in section 270(4) of the Companies Law, regarding D&O insurance and indemnity, see Note 28.6 below.

28.4	Benefits for key officers

Benefits for employment of officers, including:

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Number of key officers	5	4	5
Salary *	8,877	8,023	8,519
Bonus	6,791	7,166	7,375
Compensation for the interim chairman of the Board of Directors	414	-	-
Share-based payments	-	-	(130)
	16,082	15,189	15,764

*	Key officers in the Group include the former Chairman of the Board of Directors (who was not entitled to remuneration for his position, beyond the consideration that was paid as part of the management services agreement with Eurocom Communications Ltd.), the interim Chairman of the Board of Directors (who is not entitled to remuneration for his position, beyond the consideration paid in accordance with the Companies Regulations (Rules for the Remuneration and Expenses of an External Director, 2000), the CEO of the Company and the CEOs of Pelephone, Bezeq International and DBS. For information about the remuneration component of Eurocom Communications remuneration for the services of the chairman, see Note 28.3.2D above.

28.5	Benefits for directors

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Remuneration for directors who are not employed by the Company, see 28.5.1	2,404	2,796	2,912
Number of directors receiving remuneration	6	6	6
Salary of employee-directors, see 28.5.2	642	618	587
Number of directors receiving a salary, see 28.5.2	1	1	1
Management fees to the controlling shareholder (see section 28.3.2)	5,648	6,364	5,524

28.5.1	The directors serving on the Company’s Board of Directors, except for the outside directors and the independent directors, do not receive remuneration from the Company. Remuneration of the interim Chairman of the Board of Directors is not included under this section and is included under section 28.4 above, since he is a key officer.

28.5.2	The salary is paid to an employee-director for his work in the Company and he does not receive any additional pay for his service as a director in the Company. In 2017 and as at the approval date of the financial statements, one director who is an employee serves in the Company.

Notes to the Consolidated Financial Statements as at December 31, 2017

28.6	Additional benefits for directors and officers

Approval date of the general meeting (after approval of the Company's Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction
March 8, 2010	Conversion of the D&O liability insurance policy to a run-off policy	-

June 13, 2017 The compensations committee approval in accordance with Regulation 1B1 of the Relief Regulations.	Renewal of the Company's insurance policy for directors and officers liability in the Company and its subsidiaries, in accordance with the Company's compensation policy, for the period up to June 13, 2018 (inclusive).	The liability limit is up to USD 150 million per claim and in total for all claims in the insurance year (plus reasonable legal expenses). The annual premium is USD 330,700.

January 17, 2007	Undertaking to indemnify officers in the Company, in accordance with the letters of indemnity, as amended on October 26, 2011.	Up to 25% of the Company’s equity at the time the indemnity was granted

May 3, 2016	Amendment to the letters of undertaking for indemnification and exemption and to grant them to officers and directors (including those who are the controlling shareholder in the Company and/or his relatives and/or officers in companies of the controlling shareholder).	-

Notes to the Consolidated Financial Statements as at December 31, 2017

29.	Financial Instruments

29.1	General

The Group is exposed to the following risks, arising from the use of financial instruments:

A.	Credit risk

B.	Liquidity risk

C.	Market risk (which includes currency, interest, CPI risks and other price risks)

This Note provides qualitative and quantitative information about the Group's exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes.

29.2	Framework for financial risk management

The Board of Directors has overall responsibility for the Group’s financial risk management. The purpose of financial risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks.

The Group's policy is to partially hedge, in accordance with the rules determined by the Board of Directors, the exposure arising from fluctuations in foreign exchange rates and the CPI.

29.3	Credit risk

Management monitors the Group's exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks.

Trade and other receivables

The Group's management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management's estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments in financial assets

Any investments in securities are made in liquid, marketable and low-risk securities. Transactions involving derivatives are made with entities that have a high credit rating.

As at the reporting date, there is no material concentration of credit risks.

Notes to the Consolidated Financial Statements as at December 31, 2017

29.4	Liquidity risk

The Group estimates that its liquidity risk is low.

For information about the terms of the debentures issued by Group companies, the loans received, and the agreement to issue debentures in the future, see Note 13 above.

The following are the contractual maturities of financial liabilities received in practice up to December 31, 2017, including estimated interest payments (based on known CPI and interest rates on December 31, 2017):

	December 31, 2017
	Carrying amount	Contractual cash flow	First half of 2018	Second half of 2018	2019	2020 to 2022	2023 and thereafter
	NIS million

Non-derivative financial liabilities
Trade and other payables	1,576	1,576	1,568	8	-	-	-
Loans	5,093	5,813	201	654	776	2,388	1,794
Debentures	6,768	7,531	143	932	1,062	3,025	2,369
	13,437	14,920	1,912	1,594	1,838	5,413	4,163

Financial liabilities for derivative instruments	200	200	-	41	47	112	-

The cash flows included in the analysis of the repayment dates are not expected to be materially earlier, or in amounts that are materially different. For further information about the terms undertaken by the Company for the loans that were received and the debentures that were issued, see Note 13.

Notes to the Consolidated Financial Statements as at December 31, 2017

29.5	Market risks

The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group's results, liabilities and cash flow.

During the normal course of its business, the Group takes full or partial hedging action and takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

29.5.1	Exposure to CPI and foreign currency risks

CPI risk

Changes in the rate of inflation affect the Group's profitability and its future cash flows, mainly due to its CPI-linked liabilities. In applying a policy of minimizing the exposure to the CPI, the Group makes forward contracts against the CPI. Hedging transactions are performed against the hedged debt repayment schedules. The Company applies hedge accounting for these forward contracts.

A considerable part of these cash balances is invested in shekel deposits, which are exposed to changes in their real value as a result of a change in the rate of the CPI.

Foreign currency risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and fixed assets, some of which are denominated in or linked to the USD or EUR. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar.

Notes to the Consolidated Financial Statements as at December 31, 2017

Statement of financial position in accordance with linkage basis as at December 31, 2017:

	December 31, 2017
	Unlinked	CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances	Total balances
	NIS million	NIS million	NIS million	NIS million	NIS million
Current assets
Cash and cash equivalents	2,138	-	43	-	2,181
Investments	289	-	-	-	289
Trade receivables	1,862	36	17	-	1,915
Other receivables	44	154	-	72	270
Eurocom DBS, related party	43	-	-	-	43
Inventory	-	-	-	125	125
Non-current assets
Trade and other receivables	372	121	-	-	493
Broadcasting rights, net of rights exercised	-	-	-	454	454
Fixed assets	-	-	-	6,798	6,798
Intangible assets	-	-	-	2,768	2,768
Deferred tax assets	-	-	-	1,019	1,019
Deferred expenses and non-current investments	51	-	67	376	494
Total assets	4,799	311	127	11,612	16,849
Current liabilities
Debentures, loans and borrowings	987	645	-	-	1,632
Trade and other payables	1,324	56	237	82	1,699
Current tax liabilities	-	152	-	-	152
Employee benefits	277	-	3	-	280
Provisions	42	52	-	-	94
Non-current liabilities
Loans and debentures	6,896	3,333	-	-	10,229
Employee benefits	226	-	46	-	272
Derivatives and other liabilities	-	159	10	65	234
Deferred tax liabilities	-	-	-	73	73
Provisions	40	-	-	-	40
Total liabilities	9,792	4,397	296	220	14,705

Total exposure in the statement of financial position	(4,993)	(4,086)	(169)	11,392	2,144

Forward contracts	(2,308)	1,994	314	-	-

Notes to the Consolidated Financial Statements as at December 31, 2017

Statement of financial position in accordance with linkage basis as at December 31, 2016:

	December 31, 2016
	Unlinked	CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances	Total balances
	NIS million	NIS million	NIS million	NIS million	NIS million
Current assets
Cash and cash equivalents	640	-	8	-	648
Investments	580	-	6	-	586
Trade receivables	1,954	18	28	-	2,000
Other receivables	19	48	-	152	219
Inventory	-	-	-	106	106
Non-current assets
Trade and other receivables	429	215	-	-	644
Broadcasting rights, net of rights exercised	-	-	-	432	432
Fixed assets	-	-	-	6,876	6,876
Intangible assets	-	-	-	3,047	3,047
Deferred tax assets	-	-	-	1,007	1,007
Deferred expenses and non-current investments	-	-	-	382	382
Total assets	3,622	281	42	12,002	15,947
Current liabilities
Debentures, loans and borrowings	1,442	383	-	-	1,825
Trade and other payables	1,310	22	203	75	1,610
Current tax liabilities	-	104	-	-	104
Employee benefits	315	-	-	-	315
Liability to Eurocom DBS Ltd.	32	-	-	-	32
Provisions	25	54	-	1	80
Non-current liabilities
Loans and debentures	5,349	3,779	-	-	9,128
Employee benefits	206	-	52	-	258
Derivatives and other liabilities	-	176	9	59	244
Deferred tax liabilities	-	2	-	99	101
Provisions	47	-	-	-	47
Total liabilities	8,726	4,520	264	234	13,744

Total exposure in the statement of financial position	(5,104)	(4,239)	(222)	11,768	2,203

Forward contracts	(2,266)	1,994	272	-	-

29.5.2	CPI

In 2017, the known CPI increased by 0.3% (in 2016, a decrease of 0.3%; in 2015, a decrease of 0.9%)

29.5.3	Sensitivity analysis for the change in the CPI for the change in the USD exchange rate

An increase/decrease of 1% in the CPI at the reporting date will not have a material effect on profit and on capital. In addition, an increase/decrease of 10% in the USD exchange rate at the reporting date would not have a material effect on profit and on capital.

Notes to the Consolidated Financial Statements as at December 31, 2017

29.5.4	Interest rate risk

Group is exposed to interest rate risk due to its liabilities for debt instruments bearing variable interest.

A.	Type of interest

The interest rate for the Group’s interest-bearing financial instruments at the reporting date is as follows:

	Carrying amount
	2017	2016
	NIS million	NIS million
Fixed-interest instruments
Financial assets (mainly deposits and trade receivables)	1,504	1,785
Financial liabilities (loans and debentures)	(10,454)	(9,241)
	(8,950)	(7,456)
Variable-interest instruments
Financial liabilities (loans and debentures)	(1,407)	(1,712)

B.	Fair value sensitivity analysis for fixed rate instruments

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss. Accordingly, a change in interest rates at the reporting date will not affect profit or loss.

C.	Sensitivity analysis of cash flow for instruments at variable interest

An increase/decrease of 1% in the interest rates at the reporting date would not have a material effect on profit and on capital.

29.6	Cash flow hedge accounting

The Company entered into several forward contracts, as described in the table below, to reduce exposure to changes in the CPI for CPI-linked Debentures (Series 6). These transactions hedge specific cash flows of some of the debentures and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on available market information (tier 2 in the fair value hierarchy)

	Repayment	Number	Nominal value	Fair value	Capital reserve
Hedged item	dates	Transactions	NIS million	NIS million	NIS million

December 31, 2017
Debentures (Series 6)	12.2018 to 12.2022	9	1,994	(200)	48
December 31, 2016
Debentures (Series 6)	12.2018 to 12.2022	9	1,994	(176)	54

29.6.1	DBS has forward transaction to reduce exposure to changes in the USD exchange rate. As at December 31, 2017, the net fair value of these transactions is a liability of NIS 12 million (as at December 31, 2016, an asset of NIS 6 million).

Notes to the Consolidated Financial Statements as at December 31, 2017

29.7	Financial instruments measured at fair value

29.7.1	The table below presents an analysis of the financial instruments measured at fair value.

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Level 1: investment in marketable securities at fair value through profit or loss (see Note 29.7.2)	14	31
Level 2: forward contracts (see Note 29.7.3)	(212)	(170)
Level 3: contingent consideration for a business combination (see Note 12.2)	(14)	(84)

29.7.2	The fair value of marketable securities is determined by reference to their average quoted selling price at the reporting date (level 1).

29.7.3	The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contact and the price of the present forward contact for the balance of the contract term until redemption, at an appropriate interest rate (level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.

29.8	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities.

The fair value of debentures issued to the public is based on their quoted closing price at the reporting date (Level 1).

The fair value of the loans and non-marketable debentures is based on the present value of future principal and interest cash flows, discounted at the rate of market interest for similar liabilities, plus the required adjustments for a risk premium or non-marketability, as at the reporting date (Level 2).

	December 31, 2017			December 31, 2016
	Carrying amount (including accrued interest)	Fair value	Discount rate (weighted average)	Carrying amount	Fair value	Discount rate (weighted average)
	NIS million		%	NIS million		%
Loans from banks and institutions (unlinked)	4,436	4,693	2.28%	2,947	3,089	2.60%
Debentures issued to the public (CPI-linked)	4,088	4,338	0.52%	3,473	3,656	1.18%
Debentures issued to the public (unlinked)	1,649	1,745	2.21%	1,592	1,602	2.30%
Debentures issued to financial institutions (CPI-linked)	15	17	0.73%	830	879	1.14%
Debentures issued to financial institutions (unlinked)	302	326	1.62%	403	440	2.17%
	10,490	11,119		9,245	9,666

Notes to the Consolidated Financial Statements as at December 31, 2017

29.9	Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. In accordance with the agreements, each party has the right to offset the amounts due by each party. The table below presents the carrying amount of the offset balances as stated in the statement of financial position:

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Trade and other receivables, gross	115	119
Offset amounts	(99)	(97)
Trade and other receivables presented in the statement of financial position	16	22
Trade payables, gross	143	147
Offset amounts	(99)	(97)
Trade and other payables presented in the statement of financial position	44	50

Notes to the Consolidated Financial Statements as at December 31, 2017

30.	Selected Condensed Data from the Financial Statements of Pelephone Communications Ltd., Bezeq International Ltd., and DBS Satellite Services (1998) Ltd.

30.1	Pelephone Communications Ltd.

Data from the statement of financial position

	December 31, 2017	December 31, 2016
	NIS million	NIS million

Current assets	1,128	1,275
Non-current assets	2,143	2,019
	3,271	3,294

Current liabilities	442	465
Non-current liabilities	94	104
Total liabilities	536	569
Equity	2,735	2,725
	3,271	3,294

Selected data from the statement of income

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million

Revenues from services	1,782	1,818	1,999
Revenues from sales of terminal equipment	764	812	891
Total revenues from services and sales	2,546	2,630	2,890

Cost of services and sales	2,171	2,248	2,383

Gross profit	375	382	507
Selling and marketing expenses	215	260	247
General and administrative expenses	88	89	98
Other operating expenses	-	1	5
	303	350	350

Operating profit	72	32	157
Financing expenses (income)
Financing expenses	3	6	4
Financing income	(54)	(52)	(53)
Financing income, net	(51)	(46)	(49)

Income before income tax	123	78	206
Income tax	28	17	55
Profit for the year	95	61	151

Notes to the Consolidated Financial Statements as at December 31, 2017

30.2	Bezeq International Ltd.

Data from the statement of financial position

	December 31, 2017	December 31, 2016
	NIS million	NIS million

Current assets	490	497
Non-current assets	720	691
	1,210	1,188

Current liabilities	295	280
Non-current liabilities	115	100
Total liabilities	410	380
Equity	800	808
	1,210	1,188

Selected data from the statement of income

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million

Revenues	1,537	1,548	1,578
Operating expenses	1,058	1,015	1,015
Gross profit	479	533	563

Selling and marketing expenses	187	221	209
General and administrative expenses	115	118	116
Other expenses (income), net	3	18	(2)
	305	357	323

Operating profit	174	176	240
Financing expenses (income)
Financing expenses	12	15	15
Financing income	(4)	(5)	(7)
Financing expenses, net	8	10	8
Share in the profits of equity-accounted investees	-	1	-
Income before income tax	166	167	232
Income tax expenses	39	42	60
Profit for the year	127	125	172

Notes to the Consolidated Financial Statements as at December 31, 2017

30.3	DBS Satellite Services (1998) Ltd.

Data from the statement of financial position

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Current assets	269	440
Non-current assets	1,233	1,586
	1,502	2,026

Current liabilities	804	950
Non-current liabilities	350	484
Total liabilities	1,154	1,434
Capital	348	592
	1,502	2,026

Selected data from the statement of income

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million
Revenues from services	1,650	1,745	1,774
Operating expenses	1,260	1,261	1,289
Gross profit	390	484	485
Selling and marketing expenses	131	128	140
General and administrative expenses	96	92	95
	227	220	235

Operating profit	163	264	250
Financing expenses (income)
Financing expenses	81	71	122
Financing expenses for shareholder loans, net	-	468	513
Financing income	(10)	(13)	(32)
Financing expenses, net	71	526	603

Loss before income tax	92	(262)	(353)
Income tax income (expenses)	(336)*	330 *	(1)*
Profit (loss) for the year	(244)	68	(354)

Up to December 31, 2015, DBS did not create deferred tax assets since it was not probable that it would have taxable income in the foreseeable future, against which the Group could utilize the tax benefits. In 2016, and further to the assessment agreement as set out in Note 7.6.1 above and to the conversion of the shareholders' loans to capital, DBS began to recognize a deferred tax asset for some of the tax losses based on the expectation that there will be taxable profits in the future against which these losses could be utilized. In 2017, following developments in the multi-channel television market, including the structure and intensity of the competition, DBS adjusted its forecasts and accordingly, decided to amortize the tax asset in full.

Notes to the Consolidated Financial Statements as at December 31, 2017

31.	Subsequent Events

31.1	For information about the agreement, subsequent to the date of the financial statements, for the issuance of the debentures in 2018 and the raising of additional debt, see Note 13.6.

31.2	For information about the approval of the Board of Directors of January 8, 2018 for the Company's agreement to sell a real estate asset in the Sakia complex, see Note 18.8.

31.3	For information about the conversion of DBS debentures held by the Company in the share capital of DBS, see Note 13.4.1

31.4	Regarding the Board of Directors’ resolution on March 6, 2018, to revise the dividend distribution policy, and the Board of Directors' resolution on March 28, 2018, to recommend that the general meeting of the Company’s shareholders approve the distribution of a cash dividend, see Note 20.2.

81

Chapter D

Additional Information about the Company

and Corporate Governance Questionnaire

For the period ended December 31, 2017

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1.	Standard 10A: Summary of the Company’s consolidated statements of income for each of the quarters of the reporting year

See section 1.3 to the Director’s Report, attached to the second part of this report.

2.	Regulation 10C: Use of proceeds for securities

On May 28, 2017 the Company allotted 384,467,000 Debentures (Series 9) of the Company, by way of expansion of a traded series, under a Shelf Offering Memorandum dated May 25, 2017 (the “Shelf Offering Memorandum”) which was issued under the Company’s Shelf Prospectus dated May 30, 2014, as amended with correction of a clerical error on June 5, 2014, and as extended on May 11, 2016, until May 29, 2017. The total proceeds (gross) received by the Company for allotment of Debentures (Series 9) amounted to a total of NIS 408 million (“the Issue Proceeds”), which was not specifically earmarked, under the Shelf Offering Memorandum. The Company uses the Issue Proceeds for its ongoing business operations and for rescheduling existing debt.

On May 28, 2017, the Company allotted 125,750,000 debentures (Series 6) and 481,683,808 debentures (Series 10) by way of expansion of a traded series, in exchange for debentures (Series B) of DBS Satellite Services (1998) Ltd. ( “DBS”), under the foregoing Shelf Offering Memorandum. No cash consideration was paid for the allotment of debentures (Series 6 and 10), rather in return for the nominal value of DBS debentures (Series B) amounting to NIS 561,307,797.

3.	Regulation 11: Breakdown of investments in material subsidiaries as of the Statements of Financial Position date [1]

Company name:	Name of holder	Class of share	Number of shares	Total par value	Rate of holdings in issued equity and in voting rights	Rate of holdings in rights to appoint directors	Value of the Company’s Separate Financial Information[2] (in NIS millions)
Pelephone Communications Ltd. (“Pelephone”)	The Company	Ordinary NIS 1 shares	302,460,000	302,460,000	100%	100%	3,755
Bezeq International Ltd. (“Bezeq International”)	The Company	Ordinary NIS 0.1 shares	1,136,986,301	113,698,630	100%	100%	965
D.B.S. Satellite Services (1998) Ltd. (“DBS”)	The Company	Ordinary NIS 1 shares	36,117	36,117	100%	100%	2,372
Walla Communications Ltd. (“Walla”)	The Company	Ordinary shares without nominal value	47,340,970	-	100%	100%	92

[1]	For further information relating to other investees held directly or indirectly by the Company, see Note 9 to the Consolidated Financial Statements.
[2]	The foregoing values include loans provided to Bezeq International for NIS 164 million, as well as loans provided to DBS for NIS 95 million. For further information pertaining the loans provided, their terms and maturity dates, and capital conversion and loans provided to other investees, see Note 10.2 to the Separate Financial Information attached to the Periodic Report.

4.	Regulation 12: Material changes in investments in subsidiaries and affiliates in the reporting period:

Date of change	Nature of change[3]	Company name:	Reported amounts (NIS thousands)
November 30, 2017	Provision of a loan	DBS[4]	95
February 10, 2017	Repayment of loans provided by the Company to Bezeq International	Bezeq International	42
March 15, 2017	Repayment of loan provided by the Company to Bezeq International	Bezeq International	8
September 11, 2017	Repayment of loans provided by the Company to Bezeq International	Bezeq International	20
September 11, 2017	Repayment of loan provided by the Company to Bezeq International	Bezeq International	8
May 10, 2017	Provision of a loan	Bezeq International	50
February 5, 2017	Provision of a loan	Bezeq International	30

5.	Regulation 13: Revenues of material subsidiaries and the revenues of the Company from them as at the date of the statement of financial position (in NIS millions)[5]

Company name:	Profit (loss) for the period	Comprehensive income (loss) for the period	Dividends	Management fees	Interest income
Pelephone	95	94	84	3	-
Bezeq International	127	125	133	1.5	4
DBS	(244)	(244)	-	1	-
Walla	(19)	(23)	-	-	-

6.	Regulation 20: Stock Exchange Trading

A.	In 2017, 13,367 ordinary shares of NIS 1 par value each of the Company were listed for trading following the exercise of options from the options plans for employee dated December 20, 2010 and March 16, 2011.

B.	In 2017 the following debentures of the Company were listed for trading (1) NIS 125,750,000 par value debentures (Series 6), following an issue in lieu of Debentures (Series B) of DBS, by means of the expansion of the series executed by the Company in May 2017; (2) NIS 502,467,000 par value debentures (Series 9), following a public offering by means of expansion of the series that the Company executed in May 2017 and two private placements by the Company in June 2017; (3) NIS 481,683,808

C.	In the Reporting Period, there was no interruption of trading of the Company’s listed securities, other than for regular trading breaks due to the publication of material reports and excluding a halt in trading due to a technical error of the TASE on July 12, 2017.

[3]	The repayment amounts set out in this Regulation refer to principal amounts only.
[4]	For information concerning swapping of DBS debentures in exchange for debentures issued by the Company and the DBS debentures acquired by the Company in the Reporting Period, as well as conversion of DBS debentures held by the Company into equity of the Company subsequent to Reporting Period, see Note 13.4 to the Consolidated Financial Statements.
[5]	In addition, subsequent to Reporting Date, the subsidiaries announced dividends as follows:

1.	On March 5, 2018, the board of directors of Bezeq International announced the distribution of a dividend to the Company for NIS 58 million, to be paid in May 2018.
2.	On March 7, 2018, the board of directors of Pelephone announced the distribution of a dividend to the Company for NIS 45 million, to be paid in May 2018.

7.	Regulation 21: Remuneration of interested parties and executive officers

Below is a breakdown of the remunerations paid in 2017, as recognized in the financial statements for 2017, to each of the five highest-paid executive officers in the Company or in a company under its control, and which were paid to them in lieu of their service in the Company or a company under its control, (employer’s cost and on annual basis). It is noted that the amounts presented in the table are the amounts recognized in the 2017 annual financial statements, but actual payment to some of the officers is dependent on conditions as set out below:

Recipient					Remuneration (in NIS thousands)				Total (NIS thousands)	Section below
Name	Position	Sex	Scope of position	% of holding of Company’s equity	Salary[6]	Bonus[7]	Share-based payment	Other (management fees)	Total
Eurocom Communications Ltd.	Consultancy and management services, including services of chairperson and directors	Corporation	-	26.34%[8]	-	-	-	5,648	5,648	A
Ran Guron	CEO of Pelephone	Male	Full-time	-	2,002	2,038	-	-	4,040	B
Stella Handler	CEO of the Company	Female	Full-time	-	2,517	1,493	-	-	4,010	C
Ron Eilon	CEO of DBS	Male	Full-time	-	2,264	1,705	-	-	3,969	D
Moti Elmaliach	CEO, Bezeq International	Male	Full-time	-	2,094	1,555	-	-	3,649	E
Amikam Shorer[9]	Chief Strategy & Corporate Development Officer	Male	Full-time	-	1,760	273	-	-	2,033	G
Yaakov Paz	VP Business Division	Male	Full-time	-	1,486	475	-	-	1,961	F

[6]	The remuneration amounts include the payroll and ancillary costs, including perks and social benefits such as telephone expenses, customary type of company car, study fund (for some of the managers), provisions for pension fund and for termination of the employer-employee relations (for employees subject to section 14 of the Severance Law), reimbursement of expenses and leave pay, sick leave and customary annual convalescence days, expenses for employee holiday gift (the included amount), membership fees for membership in professional associations that were paid for the employee (not as part of the employee’s employment) and if a loan was provided to an employee, the value of the benefit of the interest on the loan.

[7]	The amounts of the bonus that appear in the table are as recognized in the 2017 Financial Statements and include performance based and special bonuses (for further information concerning each officer see provisions of sections B-G below the table hereunder), all in accordance with the Company’s Compensations Policy. The performance-based bonus in the table is for 2017 (not yet paid to senior officers as at Reporting Date) and includes a contingent portion that will be paid to these officers by way of the distribution described in the notes to the table. In 2017 bonuses were paid to the foregoing officers for 2016, the amount of which (including the contingent portion that was not actually paid in 2017, but will be paid in 2018, if at all) is included in the corresponding table in the Company’s annual report for 2016 (as published on March 30, 2016).

[8]	The rate of Eurocom Communications Ltd. holdings in the Company that are noted in the table are indirectly held, as at date of publication of this report.

[9]	The amount presented for Amikam Shorer’s salary includes differentials generated due to early notice.

Breakdown of the terms of employment of the senior officers who appear in the foregoing table:

A.	Eurocom Communications Ltd.

Eurocom Communications Ltd. (“Eurocom Communications”), the controlling shareholder (indirect) of the Company, provides the Company with various consultancy and management services, since 2010. In accordance with the terms of the management agreement signed on May 25, 2016 for a term of 3 years, Eurocom Communications will provide the services of Shaul Elovitch, who will serve as executive chairman of the Board of Directors of the Company and its subsidiaries. Executive chairman services will be provided in a scope of 70%. In addition, Eurocom will provide directors on its behalf, to serve on the boards of directors of the Company and of its subsidiaries. Eurocom will also provide ongoing consultation services in diverse areas, in a monthly scope of at least 60 hours of consulting services, provided by Or Elovitch, Orna Elovitch-Peled, Amikam Shorer, Felix Cohen, Ami Bar-Lev, and any other party set out in the agreement.

For services provided by the Eurocom Communications as described above, the Company will pay the following consideration to Eurocom Communications: (a) directors’ compensation, consisting of annual participation compensation and actual participation compensation based on a maximum amount for one meeting (as this term is defined in the Companies Regulations (Rules for Compensation and Expenses of an External Director), 2000), based on the relevant rating of the Company of the subsidiary/sub-subsidiary (as the case may be) at that date, for the participation of the directors serving on behalf of the Company’s controlling shareholders, as part of their membership and their position as directors in the Company and/or its subsidiaries and the various committees, subject to adjustments in accordance with their number and presence at meetings; (b) NIS 3.5 million per year for the service and activities of Shaul Elovitch as active chairman of the Board of Directors of the Company and its subsidiaries; and (c) NIS 432 thousand per year for ongoing consultation services.

In view of the restrictions imposed on the activities of Mr. Shaul Elovitch and other directors serving or who served on behalf of Eurocom Communications on the Boards of the Company and its subsidiaries in the Reporting Period, due to the investigation being carried out by the Securities Authority, on September 25, 2017, the Board of Directors resolved that the amount to be paid by the Company to Eurocom Communications for the services of the Chairman of the Board of Directors under the foregoing management agreement, for the period from June 20, 2017 through December 31, 2017 will be 50% of the amount stipulated in this agreement for this period. On January 29, 2018, the Board of Directors resolved that the payments in the foregoing amounts for the period commencing June 20, 2017 through December 31, 2017 will be withheld and that with respect to the period from January 1, 2018, the Company will initiate a review to change the management agreement, while withholding payments until a final decision is made regarding amendment/changes to the agreement. In view of the additional investigation opened by the Securities Authority and Israel Police in February 2018, negotiations have not yet begun and Eurocom Communications does not provide chairman and consulting services.

B.	Ran Guron

Employed as CEO of the subsidiary, Pelephone, since November 8, 2015 under a personal employment agreement dated November 15, 2015. In the reporting year, the monthly salary (gross) of the CEO of Pelephone amounted to NIS 125 thousand.

The bonus goals for the CEO of Pelephone for 2017 were set by the board of directors of Pelephone in February 2017, following approval by the Company’s compensations committee, as follows: an EBITDA goal for Pelephone’s financial statements, representing 30% of the bonus calculation; a FCF goal for Pelephone’s FFO cash flows, representing 20% of the bonus calculation; a net subscriber goal, representing 20% of the bonus calculation; an operating expenses goal, representing 10%; and the chairman of Pelephone’s board of directors assessment of the CEO’s performance, representing 20%. The precondition for receiving the bonus was that the EBITDA result for 2017 (NIS 455 million) would not fall below 40% of the EBITDA result of Company for 2016. This precondition was met. The rate of compliance of the CEO of Pelephone with the bonus goals for 2017, was 119%. Accordingly, the bonus granted to the CEO of Pelephone for 2017 is 119% of his annual salary. 40% of compensation eligibility for meeting the Company’s EBITDA goal for 2017 will be actually paid in 2019 (after the approval of the financial statements for 2018), and this only if the minimum EBITDA goal as set by the Board of Directors for 2018, is achieved.

It should be noted that subsequent to the Reporting Year, in accordance with the Company’s compensation policy, a special bonus in the amount of NIS 250 thousand was approved for Pelephone’s CEO (that is included in the foregoing table under the bonus component for 2017), in respect of an extraordinary and exceptional effort to bring Pelephone in 2017 to very good results, particularly in view of the fierce competition and difficult regulatory environment, and this by excellent managerial skills and maintaining labor stability.

C.	Stella Handler

Employed in the Company as CEO since April 14, 2013 under a personal employment agreement dated May 8, 2013. The agreement is unlimited in time with either party having the right to terminate it with prior notice of 6 months. On May 9, 2017 the general meeting of shareholders of the Company approved an update to the monthly salary of the Company’s CEO, so that as of January 1, 2017, her monthly salary (gross) will amount to NIS 155,000.

The CEO’s bonus goals for 2017 were set in advance by the Company’s Board of Directors in February 2017, as follows: EBITDA goals for the Company (separate), representing 30% of the bonus calculation; a FCF (Fixed-Line) goal, representing 30% of the bonus calculation; an after tax profit goal, representing 20% of the bonus calculation; and a chairman of the Board assessment goal of the CEO’s performance, representing 20% of the bonus calculation. The precondition for receiving the bonus was that the FFO10 result for 2017 (NIS 2,232 million) would not fall below 20% of the FFO result of Company for 2016. This precondition was met. The rate of compliance of the Company’s CEO with the bonus goals for 2017, was 79%. Accordingly, the bonus granted to the CEO for 2017 is 79% of her annual salary. 40% of compensation eligibility for meeting the Company’s EBITDA goal for 2017 will be actually paid in 2019 (after the approval of the financial statements for 2018), and only if the minimum EBITDA goal as set by the Board of Directors for 2018, is achieved. It should be noted that the preconditions approved by the Company’s Compensations Committee and the Board of Directors for receiving a bonus for 2018 will be that the Company’s FFO results for 2018 do not fall more than 20% below the goal set in the Company’s 2018 budget, which amounts to NIS 2,199 million.

It should be noted that for calculating the FFO in the Company’s budget for 2018, the cash flows were adjusted for the disposal of the Sakia property (for further information, see section 2.7.4.4 of Chapter A). With regard to the decision by the Compensations Committee and the Board of Directors relating to payment of the contingent performance-based bonus for 2017, see Section H below.

Subsequent to the reporting year, on March 18, 2018 the Company’s CEO announced her resignation, as of July 1, 2018. The date of termination of her employment was agreed upon between the Company and the CEO, and according to the CEO’s announcement, her decision was taken due to completing a term of office of five years in the Company and in view of the investigations and developing circumstances. For further information, see the immediate report issued by the Company on March 19, 2018.

D.	Ron Eilon

Employed as CEO of the subsidiary, DBS, under a personal employment agreement dated August 28, 2006. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 12 months written prior notice by DBS and 6 months prior notice by DBS’s CEO11. In the reporting year, the DBS CEO’s monthly salary (gross) amounted to NIS 139 thousand.

The bonus goals for the CEO of DBS for 2017 were set in advance by the DBS board of directors in February 2017, following approval by the Company’s compensations committee, as follows: a DBS (satellite) EBITDA goal, representing 30% of the bonus calculation; a DBS (satellite) FCF goal, representing 20%; a total number of satellite subscribers at end of period goal, representing 10%; a DBS (satellite) ARPU goal representing 10%; a content image goal, how the content is perceived, (the average of an annual survey of the general public), representing 10%; and the chairman of DBS’s board of directors’ performance assessment goal, representing 20%. The precondition for receiving the bonus was that the EBITDA result for 2017 (NIS 460.6 million) would not fall below 40% of the EBITDA result of Company for 2016. This precondition was met. The rate of compliance of the DBS CEO with the bonus goals for 2017, was 75%. Accordingly, the bonus granted to the CEO for 2017 is 75% of his annual salary. 40% of compensation eligibility for meeting the Company’s EBITDA goal for 2017 will be actually paid in 2019 (after the approval of the financial statements for 2018), and this only if the minimum EBITDA goal as set by the Board of Directors for 2018, is achieved. It should be noted that the preconditions approved by the Company’s Compensations Committee and the Board of Directors for receiving a bonus for 2018 will be that the Company’s FFO12 results for 2018 do not fall more than 25% below the goal set in the Company’s 2018 budget, which amounts to NIS 275 million. With regard to the decision by the Compensations Committee and the Board of Directors relating to payment of the contingent performance-based bonus for 2017, see Section H below.

[10]	Funds from operations (FFO) - cash flows from ongoing operations as defined in the Statement of Cash Flows, before changes in working capital and before changes in other asset and liability items. The FFO index weights the foregoing performance compared with measurable goals (the goals are not described in detail due to the fact that they include confidential information, the disclosure of which may adversely affect the Company) and may be subject to neutralizing events decided and set out in the compensations policy. This index is also used by the rating agencies when assessing the Company’s performance.
[11]	Under the employment agreement, the CEO will give DBS an additional three months prior notice if he is so required by written request of DBS.

It should be noted that, in the Reporting Period, the bonus for the CEO of DBS, in the amount of NIS 557,000 (included in the foregoing table as a component for the bonus for 2017), was approved in accordance with the Company’s compensations policy, for his extraordinary and exceptional efforts in promoting and selling content abroad, which was not part of DBS’s original work plan, and which generated a new growth engine and new potential revenue for DBS.

Subsequent to the Reporting Year, the Compensation Committee and the Board of Directors resolved to exercise their powers to reduce the amount of the bonus under special circumstances that justify such a reduction, and this due to the circumstances involved in the Company’s financial results for 2017 and the total amount of the remuneration of the CEO of DBS in 2017, and due to the fact that, among other things, in the Reporting Year he was granted the foregoing special bonus, and to deduct an amount of NIS 100 thousand from the performance-based bonus for 2017.

E.	Moti Elmaliach

Employed as CEO of the subsidiary, Bezeq International, under a personal employment agreement dated May 28, 2014. The agreement is unlimited in time with either party having the right to terminate it with prior notice of 6 months. As of January 1, 2017, Bezeq International CEO’s monthly salary (gross) amounted to NIS 120 thousand.

The bonus goals for the CEO of Bezeq International for 2017 were set by the board of directors of Bezeq International in February 2017, following approval by the Company’s compensations committee, as follows: a Bezeq International EBITDA goal, representing 30% of the bonus calculation; a Bezeq International FFO goal, representing 30% of the bonus calculation; a Bezeq International net income goal, representing 20%; and a chairman of Bezeq International’s board of directors performance assessment goal, representing 20%. The precondition for receiving the bonus was that Bezeq International’s FFO[8] result for 2017 (NIS 258.5 million) would not fall below 20% of the FFO result of Bezeq International for 2016. This precondition was met. The rate of compliance of the CEO of Bezeq International with the set of bonus goals for 2017 was 108%. Accordingly, the bonus granted to the CEO for 2017 is 108% of his annual salary.

40% of compensation eligibility for meeting the Company’s EBITDA goal for 2017 will be actually paid in 2019 (after the approval of the financial statements for 2018), and this only if the minimum EBITDA goal as set by the Board of Directors for 2018, is achieved. It should be noted that the preconditions approved by the Company’s Compensation Committee and the Board of Directors for receiving a bonus for 2018 will be that the Bezeq International’s FFO results for 2018 do not fall more than 20% below the goal set in the Bezeq International’s 2018 budget, which amounts to NIS 239 million.

F.	Amikam Shorer

Employed as the Bezeq Group’s Chief Strategy & Corporate Development Officer since April 23, 2017 under a personal employment agreement (previously served as a director of the Company until March 22, 2017). The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 3 months written prior notice by the manager and 6 months prior notice by the Company.

At the beginning his employment, Amikam Shorer’s monthly salary (gross) was NIS 120 thousand, and performance-based bonus goals were set. It was later decided that his gross salary, as of July 1, 2017, would be in the amount of NIS 90 thousand and that his performance-based bonus for months employed in 2017 would be exclusively discretionary and determined by the Company’s Compensation Committee and Board of Directors after receiving recommendations from the Chairman (or his substitute, as the case may be) and the Company’s CEO in this regard. With regard to the decision by the Compensation Committee and the Board of Directors relating to payment of the contingent performance-based bonus for 2017, see Section H below.

[1][2]	As defined in footnote 10 above.
[13]	As defined in footnote 10 above.

G.	Yaakov Paz

Employed as VP of the Business Division since November 1, 2007 under a personal employment contract. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 3 months written prior notice by the CEO and 6 months prior notice by the Company. Subsequent to the Reporting Year, Yaakov Paz was appointed as Interim CEO of the Company, and this as of February 28, 2018 and he served in this position until March 27, 2018.

The VP’s bonus goals for 2017 were set in advance by the Company’s Board of Directors in February 2017, as follows: an EBITDA goal for the Company (Fixed-Line), representing 30% of the bonus calculation; a goal based on the Company’s (Fixed-Line) FCF, representing 20%; personal management goals, representing 40%; a goal based on the chairman of the board assessment of compliance with innovation and digitalization criteria, representing 10%. 40% of compensation eligibility for meeting the Company’s EBITDA goal for 2017 will be actually paid in 2019 (after the approval of the financial statements for 2018), and this only if the minimum EBITDA goal as set by the Board of Directors for 2018, is achieved.

H.	With regard to the foregoing officers, as noted in sections C, D and F, the Compensation Committee and Board of Directors decided to withhold payment of the performance-based bonuses for 2017 until the date an announcement is published that an indictment will not be filed for the offenses for which each of them was investigated. If announced otherwise, or if no announcement regarding this matter is received by the date of publication of financial statements for 2018, the Compensation Committee and Board of Directors will reconsider this matter.

Other interested parties who receive remuneration from the Company

A.	Rami Nomkin - an employee director (appointed as a director by the general meeting on January 17, 2007). He manages the Company’s community contribution unit in the human resources division. He transferred from the Ministry of Communications in 1966. Rami Nomkin’s total salary for 2017 amounted to NIS 616 thousand and is linked to the professional salary tables. This salary does not include a bonus for 2017 in the amount of NIS 26 thousand, which as at Reporting Date has not yet been paid and which was set in accordance with the criteria for all the Company’s employees, based on the Company’s EBITDA and free cash flows (FCF) results. All the remuneration paid to Mr. Nomkin are due to his being an employee of the Company and not for his service as a Company director.

B.	Remuneration for external directors and independent directors is based on the maximum tariff as prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000 (“Remunerations Regulations”) linked to the CPI as set in said regulations. The total remuneration paid to the external and independent directors for their terms in office on the Board of Directors, on the Board of Directors Committees and on the boards of directors of subsidiaries (as the case) in 2017 amounted to NIS 2.4 million

8.	Regulation 21A: The controlling shareholder of the Company

To the best of the Company’s knowledge, the final controlling shareholder of the Company is Mr. Shaul Elovitch, through his holdings in Eurocom Holdings (1979) Ltd. (“Eurocom Holdings”) and Eurocom Communications Ltd. (“Eurocom Communications”)14.

Eurocom Communications is the controlling shareholder in Internet Gold-Golden Lines Ltd., (“Internet Gold”), which controls B Communications Ltd. (“B Communications”), the controlling shareholder (wholly owned) of B Communications (S.P. 1) Ltd. (“B Communications 1”) and its wholly owned subsidiary, B Communications (S.P. 2) Ltd. (“B Communications 2”). Each of the foregoing companies is also considered to be the controlling shareholder of the Company, in accordance with the Securities Law. Furthermore, pursuant to the Securities Law, the Company deems Mr. Yosef Elovitch15, the brother of Mr. Shaul Elovitch, as a joint shareholder with Mr. Shaul Elovitch, and therefore as a controlling shareholder in the Company.

[14]	To the best of the Company's knowledge, the controlling shareholders in Eurocom Communications are as follows: a. Eurocom Holdings (1979) Ltd., which holds 99.33% of the issued and paid up share capital of Eurocom Communications; Eurocom Holdings (1979) is a private company held by Mr. Shaul Elovitch, who holds 80% of its ordinary shares and 75% of its management shares, and his brother Mr. Yosef Elovitch, who holds 20% of its ordinary shares and 25% of its management shares; b. Mr. Shaul Elovitch, who holds 0.67% of the issued and paid up share capital of Eurocom Communications.

As at Reporting Date, B Communications 2 holds 714,169,560 Bezeq shares and B Communications, the controlling shareholder, directly holds 14,204,153 Bezeq shares.

The Company has received several notifications from its controlling shareholders with regard to the petition for the liquidation of Eurocom Communications filed by banks and with regard to a petition filed to approve a creditors’ settlement arrangement. For further information see section 1.1.2 of Chapter A and reports issued by the Company regarding these matters on December 20, December 24, December 25 and December 26, 2017, and dated January 15, 2018, February 8 and February 25, 2018 and March 12, March 13 and March 21, 2018.

9.	Regulation 22: Transactions with the controlling shareholder

Below are particulars, to the best of the Company’s knowledge, concerning all transactions with the controlling shareholders of the Company, or in which the controlling shareholders have a personal interest, which the Company, its subsidiaries or its related companies engaged in during the reporting year or subsequent to the end of the reporting year and until the date on which this report is submitted, or which is still valid at the Reporting Date, and for further information regarding negligible procedures in the Company see Note 28 to the financial statements.

10.	Regulation 24: Holdings of interested parties and executive officers in the Company:

Information relating to the holdings of interested parties and executive officers of the Company are presented in this report by way of reference to the report on the holdings of the Company’s interested parties and executive officers dated February 20, 2018 (Ref. No.: 2018-01-014172).

11.	Regulation 24A: Registered capital, issued capital, and convertible securities

The Company’s registered equity as at the publication date of the periodic report is 2,825,000,000 ordinary shares of NIS 1 par value each (the “Ordinary Shares”).

The Company’s issued and paid up share capital as at the publication date of the periodic report is 2,765,485,753 ordinary shares.

Apart from the foregoing, as at the date of publication of this report, the Company has no other tradable securities.

12.	Regulation 24B: Register of Shareholders

The Company’s Register of Shareholders is presented in this report by way of a link to the Company’s statement of equity and inventory of registered securities of the Company and adjustments made on January 22, 2018.

13.	Regulation 25A: Registered Address of the Company

Address: 132 Menachem Begin Avenue, 27th Floor, Azrieli Center, (Triangle Tower), Tel Aviv

Telephone 1: 03-626-2200; Telephone 2: 972-3-626-2201 Fax: 03-626-2209

Email: Shelly.Bainhoren@bezeq.co.il (The Group’s Secretary and Internal Compliance Officer)

[1][5]	See footnote 14 above.

14.	Regulation 26: Directors of the Company

The table below provides the particulars of the directors who served on the Company’s Board of Directors as at the end of the Reporting Year. Below the table are the particulars of the directors who served during the Reporting Year and whose term of office terminated before the end of the Reporting Year, and directors who were appointed subsequent to the end of the Reporting Year and who served as directors at Reporting Date.

A. Directors who served as at end of the Reporting Year (December 31, 2017)

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Shaul Elovitch[16] 042089367 Jan 4, 1948 Israeli	2 Dov Friedman Street, Ramat Gan, 5250301	Chairman of the Board of Directors, member of the security committee The director is not an external director.	Yes, see details of employment during past five years	Apr 14, 2010 (On May 9, 2017 his term of office was extended for a further term of one year) through March 6, 2018, when he submitted his resignation from the Company’s Board of Directors

Occupation during past five years: Chairman and owner of Eurocom Group for more than 25 years.

The companies in which he serves as a director: Chair of the boards of the following companies: Pelephone; Bezeq International; Bezeq Zahav Holdings Ltd.; Walla; Bezeq Online Ltd.; DBS; Eurocom Holdings (1979) Ltd.; Eurocom Communications Ltd.; Eurocom Cellular Communications Ltd.; Eurocom Industries (1986) Ltd.; Eurocom Digital Communications Ltd.; Trans-Global Industries PTE Ltd.; Internet Gold – Golden Lines Ltd.; Eurocom DBS; B. Communications;

Director at Eurocom General Management Ltd.; D.M. 3000) Engineering Ltd.; Space Communication Ltd.; Satcom Systems Ltd.; Gilat Satcom Ltd.; Gaya Com Ltd.; IP Planet Network Ltd.; Israsat International Communications Ltd.; B Communication (S.P. 1) Ltd.; B Communication (S.P. 2) Ltd.; Eurocom Media-Net Holdings Ltd.; Eurocom Networks 21 Ltd.; Eurocom Networks and Technologies Ltd; Eurocom Holdings and Investment Ltd.; Eurocom Real Estate Ltd.; Mivnei Dolinger Construction and Investment Ltd.; Mivnei Dolinger (City Gate) Construction and Investment Ltd.; R.F. Investments and Promotion 1988 Ltd.; Continental – Construction & Investment Company – D.A. Ltd.

						Father of Or Elovitch and father-in-law of Orna Elovitch Peled who, inter alia, serve/served as officers in Bezeq and its subsidiaries in the reporting year. Brother of Yosef Elovitch, controlling shareholder (indirect) of Bezeq	Yes

[16]	Due to the restrictions imposed on the activities of the Chairman of the Board, Mr. Shaul Elovitch, on the Company’s Board of Directors owing to the investigation conducted by the Securities Authority as reported by the Company in an immediate report dated June 28, 2017, restrictions that were extended by agreement until November 1, 2017, as reported by the Company in an immediate report dated September 18, 2017, and due to the decision of the Board of Directors of the Company to assent to Shaul Elovitch’s proposal not to reappoint him as Chairman of the Board of Directors of the Company and as chairman of the board of directors and as a director of DBS, as provided in the immediate report issued by the Company dated November 16, 2017, the Company’s Board of Directors resolved to appoint Mr. David Granot as Interim Chairman of the Board of Directors of the Company as of June 28, 2017. Subsequent to the Reporting Year, on March 6, 2018, Shaul Elovitch resigned as a director and as Chairman of the boards of directors of the Company and its subsidiaries: Pelephone, Bezeq International, Walla and Bezeq Online.

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Eurocom Management Projects (1990) Ltd.; Shem VeTehila Assets and Investments Ltd.
Orna Elovitch Peled 028735587 Jun 8, 1971 Israeli	2 Dov Friedman Street, Ramat Gan, 525031	No The director is not an external director.	Yes, see details of companies in which she serves as a director.	Apr 14, 2010 (On May 9, 2018 her term of office was extended for a further term of one year)[17]

Education: B.Sc. majoring in Finance and Economics, New York Institute of Technology. MA - Executive MBA - Recanati College international MBA program

Occupation during past five years: as of May 26, 2015, Executive VP of Adika Style Ltd. of which she is an officer.

The companies in which she serves as a director – DBS; Walla’; Orna Nadav Peled Ltd.

						Yes. Daughter-in-law of Shaul Elovitch, controlling shareholder (indirect)	No
Or Elovitch 038475117 May 24, 1976 Israeli	2 Dov Friedman Street, Ramat Gan, 525031	No The director is not an external director.	Yes, see details of employment during past five years	Apr 14, 2010 (On May 9, 2018 his term of office was extended for a further term of one year) through March 6, 2018, when he submitted his resignation from the Company’s Board of Directors

Education: BA in Business Administration, College of Management; MBA majoring in Finance, City of New York University

Occupation during past five years: CEO of Eurocom Communications Ltd. since 2011

The companies in which he serves as a director[18]: Chair of the board of the following companies: Space-Communications Ltd.

Director of Satcom Systems Ltd.; B Communications; B Communications (S.P.1) Ltd.; B Communications (S.P.2) Ltd.; Israsat International Communications Ltd.; Gilat Satcom Ltd.; Gaya Com Ltd.; I P Planet Network Ltd.; Telserve Limited; Eitag Ltd.; The Time News Ltd.

						Yes. Son of Shaul Elovitch, the controlling shareholder of the Company and husband of Orna Elovitch-Peled, and nephew of Yosef Elovitch (brother of Shaul Elovitch), a controlling shareholder (through holdings)	Yes
David Granot[19] 045333739 Jan 30, 1947	26 Hashomer St., Ra’anana 60850	Interim Chairman of the Board of Directors[20]	No (other than as a director in subsidiaries)	May 9, 2017	Education: B.A. in Finance, Hebrew University of Jerusalem; MBA, Hebrew University of Jerusalem Occupation during past five years: Chairman of the Investment Committee of Harel Insurance Investments	No	Yes

[17]	On February 25, 2018, Orna Elovitch-Peled gave notice of the appointment of a substitute director, Mr. Ami Barlev, and the appointment was approved by the Company’s Board of Directors as of same date. For further information about Ami Barlev, see section C below.
[18]	Subsequent to the Reporting Year, on March 6, 2018, Or Elovitch resigned as a director on the boards of directors of the Company and its subsidiaries: Pelephone; DBS; Bezeq International; Bezeq Online; Walla (and other private Walla Group companies - such as Price Compare, Shopmind Ltd., Walla Pay Ltd.)
[19]	On May 9, 2017, the general meeting (annual and special) approved the appointment of David Granot as an independent director of the Company and as a member of the financial statements review committee, as reported by the Company in an immediate report on May 9, 2017 (Ref. No.: 2017-01-038695).
[20]	At Reporting Date, from June 28, 2017, David Granot served as Interim Chairman of the Board of Directors of the Company and on same date ceased serving as a member of the Company’s financial statements review committee. For further information, see footnote 18 above. At the Board of Directors meeting on March 28, 2018, David Granot announced that, if he will be elected as a director at the annual and special general meeting to be convened on April 26, 2018, he does not intend presenting his candidacy for office as Chairman of the Company’s Board of Directors.

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Israeli		The director is not an external director. The director is an independent director.			and Financial Services Ltd.; financial consultant for BSG Group foreign private companies. Shareholder of G.D. Goren Management and Consulting Ltd. and the Agnes & Beny Steinmetz Foundation. Director of the following companies: external director of Alrov Real Estate and Hotels Ltd.; Tempo Beverages Ltd.; Ormat Technologies Inc. and Jerusalem Economy Ltd. Director at Sonol Israel Ltd.; the Agnes and Beny Steinmetz Foundation and Geregu Power PLC.; Chairman of Tel Aviv University investment committee.
Zeev Vurembrand[21] 050772672 June 19, 1951 Israeli	5 Kalman Magen Street, Tel Aviv 6107077	Audit committee, compensation committee The director is an external director.	No	Sept 3, 2017

Education: B.Sc. Industrial Engineering and Management (cum laude) - Israel Institute of Technology

Occupation during past five years: Since May 2013, the CEO of the Meuhedet Health Fund

The companies in which he serves as a director:

director of Ya’alon Extension 1983 Ltd. (subsidiary of Meuhedet); external director and Chairman of the audit committee of Isras Investment Co. Ltd.

						No	Yes - the Company considers the director as having accounting and financial expertise and as an external expert director
Rami Nomkin: 042642306 Jan 14, 1949 Israeli	126 Mohaliver Street, Yahud	No The director is not an external director.	Yes, see details of employment during past five years	Jan 17, 2007 (On May 3, 2016 his term of office was extended to a further term of one year)	Education: High School Occupation during past five years: Since 2014 - in Bezeq’s PR Division; Since 2014, works in Bezeq’s human resources division The director is an employee director.	No	No
Mordechai Keret 054759915 May 7, 1957 Israeli	POB 21383 Tel Aviv Jaffa 6121301	Chairperson of the Audit Committee; Chairperson of the Compensations Committee; financial statements review committee;	No	Feb 4. 2010 (term of office extended by a further 3 years (third term of office) as of February 1, 2014)

Education: CPA - BA in Accounting and Economics, Tel Aviv University

Occupation during past five years: as of 2002 to date, CEO and owner of Keret Management and Holdings Ltd.

The companies in which he serves as a director: TIA Investment Co. Ltd. – external director; Priortech Ltd.; ISSTA Lines, Ltd.; ISSTA Israel Student Travel Co. Ltd.; ISSTA Assets Ltd.; ISSTA Worldwide Hotels Ltd.;

						No	Yes. The Company considers the director as having accounting and financial expertise and

[21]	On August 15, 2017, a special general meeting approved the appointment of Mr. Zeev Vurembrand as an external director of the Company

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
		security committee; internal compliance committee The director is an external director.			Histour Eltive Ltd; Shirliad Sea City (2009) Ltd.; Shirliad Holdings Ltd.; Keret Management an Holdings Ltd.; Tarya P2P Ltd.; Skyline International Development Ltd. (external director)		as an external expert director
Yehoshua Rosenzweig 013841069 Aug 17, 1952 Israeli	30 Six Day War Street (31st Floor Champion Tower), Bnei Brak 5120261

Internal compliance committee - Chair; audit committee; committee for reviewing financial statements; remuneration committee and security committee.

The director is not an external director.

The director is an independent director.

			No (other than as a director of subsidiaries)	Nov 22, 2010 (On May 3, 2016 his term of office was extended to a further term of one year)

Education: LL.B, Bar Ilan University; LL.M and LL.D, New York University.

Occupation during past five years: (a) Law firms: from 2005 Attorney at Rosenzweig & Aviram Law firm; 2012-2013 Attorney at Agmon & Co. and Rosenzweig HaCohen & Co. law firms. (b) Public: Matana Foundation (Board member); Chair of Bar Ilan University Executive Committee; Chair of advisory committee to the Government Companies Authority (since 2011).

The companies in which he serves as a director: Chair of the boards of the following companies: Waterfall Security Solutions Ltd.; Mailwaze Email Solutions Ltd.;

Director at Rosenram Development Co. Ltd.; Pelephone; Bezeq International; Rosenram Trust Co. Ltd.; Rosenzweig Legal Services Ltd.; Rosetta Genomics Ltd.; Alrov Real Estate & Hotels Ltd.; Babua Simulation Investments (1996) Ltd.; Moinian Limited; 3D Space Sound Solutions Ltd.; Podcast Israel Media Ltd.

						No	Yes
Tali Simon 024017006 Mar 7, 1969 Israeli	43 Yigal Mozenson St., Tel Aviv	Audit committee; Compensations committee; financial statements review committee The director is an external director.	No (other than as a director of subsidiaries)	Jan 21, 2013 (term of office extended by a further 3 years (second term of office) as of January 21, 2016)

Education: CPA, BA Economics and Accounting, Ben Gurion University

Occupation during past five years: CFO Gazit Globe Israel (Development) Ltd. and its subsidiaries (G Israel Shopping Centers Ltd.; G Kfar Saba Ltd.; G West Ltd.)

The companies in which she serves as a director during past five years: Acad Construction and Investments Ltd.; Acad Equipment (1979) Ltd.; G Bulgaria EAD; Plovdiv Retail Center AD Tridentad; G Macedonia DOOEL;Horev Center Management Co. Ltd.; Horev Center Parking Lot Ltd.

The companies in which she serves as a director – Tali Simon Consultancy Ltd; Midas Real Estate Investments Ltd.; MDG Real Estate Global Limited

						No	Yes. The Company considers the director as having accounting and financial expertise and as an external expert director

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
The companies in which she serves as a director – Tali Simon Consultancy Ltd; Midas Real Estate Investments Ltd.; MDG Real Estate Global Limited

B. Directors who served during the Reporting Year and whose term of office terminated before the end of the Reporting Year:

Amikam Shorer served as a director in the Company in the Reporting Period through March 22, 201722.

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Amikam Shorer 059821983 Jul 27, 1967 Israeli	2 Dov Friedman Street, Ramat Gan, 525031	Security committee; internal compliance committee The director is not an external director.	Yes, see details of employment during past five years	Apr 14, 2010 (On May 3, 2016 his term of office was extended to a further term of one year)

Education: LLB, Bar Ilan University

Occupation during past five years: Deputy Chairman of Board (and Director) of Eurocom Communications Ltd.; from 2011 through 2014 Chairman of Board of E.G.R.E Ltd; Chairman of the Board of Satcom Systems Ltd.

The companies in which he serves as a director: Deputy Chairman of Board of Eurocom Communications Ltd.; Deputy Chairman and Director at Enlight Renewable Energy Ltd.; Space Communications Ltd.; Gilat Satcom Ltd.; Gaya Com, Ltd.; I.P. Planet Network Ltd.; Israsat International Communications Ltd.; SGilat Satcom Russia Ltd.; Phoenix Data Pty. Ltd.; B Communications (SP 1); B Communications (SP 2); Eurocom Capital Underwriting Ltd.; Ranitech Yezum 2007 Ltd.; TCL Teleserve Communications Ltd.; TNL Teleserve Network Ltd.; Teleserve Ltd.;

The companies in which he serves as a director: Pelephone; Bezeq International; DBS; Walla; Bezeq Online;

						No	No

[22]	Amikam Shorer served as Chief Strategy & Corporate Development Officer of the Bezeq Group from April 23, 2017.

Eldad Ben Moshe served as a director of the Company in the Reporting Period through May 8, 2017

Eldad Ben Moshe 058774290 Jun 8, 1964 Israeli	17 Bazelet Street, Shoham, 60850	The director is not an external director. The director is an independent director.	No	Apr 14, 2010 (On May 3, 2016 his term of office was extended to a further term of one year)

Education: B.A Economics and Accounting, and advanced Accountancy studies - Tel Aviv University; MBA - Tel Aviv University; CPA

Occupation during past five years: CEO of Inrom Industries Ltd. and Inrom Building Industries Ltd.; Inrom Industrial Investments Limited Partnership; Senior partner in FIMI Fund

The companies in which he serves as a director: Chair of the board of the following companies: Ytong, Ltd.; Ytong Flooring Ltd.; Carmit Mister Fix Ltd.; Alony Marble Ltd.; Orlite Industries (Millennium 2000) Ltd.; Ordan Metal and Casting Industries, Ltd.; Nirlat Paints, Ltd.; Anan Dvash Sameah Ltd.; Anan Dvash Ltd.

Director of the following companies: Nimni Paints North Ltd.; Gomix Partnership Management Co. Ltd.; Gomix Limited Partnership; Link Color NA INC.; Urdan Industries (USA) Inc.; Univercol Paints Ltd.; Inrom Building Industries Ltd.; Nirlat Ltd.; Ham-Let (Israel Canada) Ltd.

					No	Yes

Haggai Herman served as a director in the Company in the Reporting Period through September 2, 2017.

Haggai Herman 059153650 Jan 5, 1965 Israeli	32 Levi Eshkol Street, Givat Shmuel 5442540	Audit committee, compensation committee The director is an external director.	No	Sept 3, 2014

Education: B.Sc Industrial Engineering and Management from Tel Aviv University, MBA from Tel Aviv University, graduate of Training Course for Directors in Business and Public Companies from Bar Ilan University.

Occupation during past five years: CEO and in charge of merger and integration at Visionix Ltd.

The companies in which he serves as a director: Herman Scientific-Business Ventures Ltd.

					No	Yes

C. Directors appointed subsequent to Reporting Date and who serve as at Reporting Date:

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Ami Barlev	2 Dov Friedman Street, Ramat Gan, 5250301	The director is not an external director. The director serves as of	Yes, see details of employment during past five years	Feb 25, 2018

Education: LL.B. – Bar Ilan University.

Occupation during past five years: VP and chief legal counsel of Eurocom Communications; interim chairman of board of directors of B Communications Ltd.; interim chairman of board of directors of Internet Gold-Golden Lines Ltd.;

						No	No

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
February 25, 2018 as substitute director for Orna Elovitch-Peled

Walla Communications Ltd.; Pelephone Communications Ltd.; Bellron International Ltd.; Bezeq Online Ltd.; DBS Satellite Services (1998) Ltd; TNL Teleserve Network Ltd.; Gilat Telecom Uganda Limited; TCL Teleserve Communication Ltd; Gilat Satcom Ghana Limited;

Gilat Telecom Zambia.

Doron Turgeman 0235668389 April 23, 1968 Israeli	2 Dov Friedman Street, Ramat Gan, 5250301

The director is not an external director.

As of February 25, 2018, serves as substitute director for Or Elovitch and on March 6, 2018 was appointed by the Company’s Board of Directors as a director until the next annual general meeting.

			Yes, see details of employment during past five years	March 6, 2018 (serves as substitute director as of February 25, 2018)

Education: BA Economics and Accounting, Hebrew University in Jerusalem

Occupation during past five years: CEO of B Communications Ltd. and Internet Gold Golden Lines Ltd

Companies in which he serves as a director: XTL Biopharmaceuticals Ltd.; M. D. G. Global Real Estate Ltd.; Klein International Group Ltd.

						No	Yes
Shlomo Rodav 030596860 Oct 27, 1949	5 Kerem Hazeitim St., Savion	The director is not an external director.	No Chairman of the Company’s Board of Directors in 2007 through 2010.	March 6, 2018

Education: BA Economics, Tel Aviv University;

MBA from Columbia University

Occupation during past five years: Director of the Environmental Services Company Ltd.; Chairman of the board of directors, director or CEO of various companies of the Kerur and Shipping Group, Tapoogan Industries Ltd. and Jafora-Tabori Ltd; Chairman of the board of directors of Partner.

						No	Yes

15.	Regulation 26A: Executive Officers of the Company:

A. Officers who served at end of the Reporting Year (December 31, 2017)

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Stella Handler	016750549	Dec 4, 1961	Apr 14, 2013	CEO	Yes. Interested party in the Corporation through her office as Company CEO.	MA in economics from the Hebrew University in Jerusalem MBA, Hebrew University in Jerusalem 2011-2013 Chair of board of directors of HOT Communications Systems Ltd.
Yali Rothenberg	017332271	Oct 18, 1974	Sept 10. 2017	VP Finance of the Company and CFO of the Group	No

MBA majoring in Finance, Bar Ilan University

BA in Economics, Touro University, New York

Certified Public Accountant

2012-2017 Deputy Chief Accountant, Head of Finance and Credit Division

2014-2016 Director of Ashdod Port Ltd.

Guy Hadass	029654472	Sept 8, 1972	Dec 9, 2007	VP Corporate Communications	No	BA in Economics and Media, Tel Aviv University MBA, Tel Aviv University
Itamar Harel	028054666	Oct 18, 1970	Oct 25, 2007	VP, Head of Private Division	No	BA in Economics and Business Administration; MBA in Marketing and Accounting, Hebrew University
Linor Yochelman	032037939	Feb 11, 1975	Aug 19, 2007	Chief Legal Counsel and Secretary of the Group[18]	No	BA Business Administration, Interdisciplinary Center, Herzliya LL.B, Interdisciplinary Center, Herzliya
Ehud Mezuman:	052176336	Feb 17, 1954	Oct 25, 2007	VP Human Resources	No	3 years studies at Tel Aviv University – Social Sciences (no degree)
Amir Nachlieli	23012313	May 30, 1967	Jan 1, 2009	VP, Legal Counsel	No	MBA (expanded major in Finance), Tel Aviv University BA Economics, Hebrew University LL.B, Hebrew University
Danny Oz	054299953	Jun 16, 1956	Sept 1, 1998	Controller and Deputy CFO	No	BA Economics & Accounting, Hebrew University, Certified Public Accountant EMBA – Integrative Administration, Hebrew University
Yaakov Paz	058610999	Oct 21, 1963	Nov 1, 2007	VP, Head of Business Division On February 28, 2018 he was appointed as Interim CEO and served in this position until March 27, 2018.	No	External director at Nextcom Ltd. 2006 - 2015; CEO and owner of Kobi Paz Communications and Management Ltd.

[23]	In the reporting year through March 22, 2017 Linor Yochelman served as the Company’s Internal Compliance Officer and Group Secretary. On March 22, 2017, in addition to her foregoing position, she was appointed to the position of Chief Legal Counsel of the Group.

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Sharon Fleischer Ben Yehuda	028531648	Apr 25, 1971	Jun 1. 2006	VP Regulation	No	BA Political Science, Hebrew University in Jerusalem MA Public Policy and Administration, Hebrew University
Yaakov Jano	024280018	Jul 26, 1969	Sept 1, 2015	VP IT and Network	No

B.Sc. in computer engineering from the Haifa Technion

MBA - Beer Sheva University

Electronics and communications technician, Bezeq College in Jerusalem

Head of Technologies at Israel Prison Services - 2015;

Manager of Bezeq’s Computing Infrastructure Division 2014 - 2015;

Manager of Bezeq’s Technology and Operations Division 2010 - 2012

Eyal Kamil:	057248999	Aug 30, 1961	Dec 5, 2006	VP Operations & Logistics	No	BA, Industrial Engineering & Management, Tel Aviv University MBA, Tel Aviv University
Lior Segal:	025695701	Sept 9, 1973	Jan 24, 2011	Internal Auditor	No

MBA, LLB, BA Accounting and Diploma in Accounting- all from the Tel Aviv University;

Diploma in internal and public auditing on behalf of the IMC;

Israel Bar Association license and Israel CPA license;

Director of IIA Israel (Institute of Internal Auditors in Israel).

Gil Rosen	013377445	Jan 28, 1972	Feb 1, 2016	VP Marketing, USA	No

MBA Business Administration, Interdisciplinary Center, Herzliya

Acting CEO IMMMR, subsidiary of Deutsche Telecom 2015 - February 1, 2016;

VP Future Communications and New Media at Deutsche Telecom 2012 - 2015;

Head of Innovation Center at AT&T Israel 2010 - 2012;

VP Innovation and Digital Services at Amdocs 2007 - 2012

Amikam Shorer	059821983	Jul 27, 1967	23.4.17	Chief Strategy & Corporate Development Officer	No	LLB, Bar Ilan University 2011 - March 22, 2017 - Deputy chairman of the board and director of Eurocom Communications Ltd.;

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Ran Guron	024113268	Dec 25, 1968	Nov 8, 2015	CEO of subsidiary, Pelephone	No	BA Economics and Business Administration, Hebrew University MBA, Hebrew University Deputy CEO and VP Marketing of the Company Jan 1, 06 - Nov 8, 15
Moti Elmaliach	055734941	Mar 24, 1959	May 15, 2014	CEO of the subsidiary, Bezeq International	No

MBA - Tel Aviv University

BA Social Sciences - Tel Aviv University

2006-2014 CEO of Eurocom Digital Communications Ltd.;

2007-2014 Chair of the board of directors of DM (3000) Engineering Ltd.;

2011-2015 Chair of the board of directors of Discount Tafnit;

Nov 2015 - Oct 2016, Chair of the board of directors of Cross Israel Highway Ltd.

CEO and owner of E.M. Records Ltd.

Ron Eilon	059211722	May 27, 1965	Aug 28, 2006	CEO of subsidiary, DBS	No	BA Economics from the Hebrew University in Jerusalem; MA Economics and Accounting from the Hebrew University in Jerusalem

B. Officers who served in the Reporting Year and whose term of office terminated before the end of the Reporting Year:

Mr. Alon Raveh served as a senior officer of the Company in the Reporting Year through May 31, 2017

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Alon Raveh	027914290	Oct 29, 1970	Sept 11, 2016 through Mar 31, 2017	VP Finance of the Company and CFO of the Group	No

MA Finance - London Business School;

LLB, LLM and BA Accounting, Tel Aviv University

2012 through Reporting Year, director at Palomar Capital Management

2013-2016, VP Finance at XT Holdings (formerly Ofer Holdings Group)

C. Officers appointed subsequent to Reporting Date and who serve as at Reporting Date:

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Shelly Bainhoren	066240045	Nov 14, 1982	Feb 18, 2018	Group’s Secretary and Internal Compliance Officer	No

LL.B. – Bar Ilan University.

BA in Political Science and Communications, Bar Ilan University

Certified attorney

June 2017 - present - Group Interim Secretary of Bezeq the Israel Telecommunications Corp. Ltd.;

June 2013 through June 2017 - Deputy Group Secretary of Bezeq the Israel Telecommunication Corp. Ltd.;

2010 - 2013 - attorney at Agmon Rosenberg Hacohen & Co.

16.	Regulation 27: Auditors of the Company

Somekh Chaikin, Certified Public Accountants

Address: KPMG 17 Ha’arba’a St., Millennium Tower, Tel Aviv 6473917

Tel: 03-684-8000

17.	Regulation 29 (A) Recommendations and Resolutions of the Board of Directors before the General Meeting and their Resolutions which are not subject to the approval of the General Meeting for the issues prescribed in Regulation 29(A)

A.	For information concerning extraordinary transactions, see Note 28.3.2 to the Consolidated Financial Statements.

B.	Resolution adopted on March 29, 2017 – to recommend to the general meeting of shareholders of the Company to pay to part of the shareholders of the Company a cash dividend in a total amount of NIS 578 million.

C.	Resolution adopted on August 23, 2017 – to recommend to the general meeting of shareholders of the Company to pay to part of the shareholders of the Company a cash dividend in a total amount of NIS 708 million.

D.	Resolution adopted on August 23, 2018 – to recommend to the general meeting of shareholders of the Company to pay to part of the shareholders of the Company a cash dividend in a total amount of NIS 368 million.

18.	Regulation 29 (C): Resolutions adopted at an Extraordinary General Meeting

A.	Approval of the Company’s vote at the general meeting of DBS Satellite Services (1998) Ltd. (“YES”) in favor of YES’s agreement with Space Communications Ltd. (“Spacecom” and the “Parties”, respectively) and the amendment/addendum to the existing agreement between the Parties dated November 4, 2013, for leasing satellite segments in Spacecom satellites, and in favor of the contents and implementation of the agreement (Resolution adopted on April 3, 2017).

B.	Approval of the amended Compensation Policy, as attached as an appendix to the amended notice of convening of the general meeting dated March 22, 2017 (Resolution adopted on April 5. 2017).
C.	Approval of the revised monthly salary of the Company’s CEO (Resolution adopted on May 9, 2017).
D.	Approval of the distribution of a cash dividend to the Company’s shareholders in a total amount of NIS 578 million. (Resolution adopted on May 9, 2017).
E.	Approval of the appointment of the following directors for a further term in office at the Company, until the next annual general meeting: Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, Rami Nomkin (employee director), and Dr. Yehoshua Rosenzweig (Resolution adopted on May 9, 2017).
F.	Approval of the initial appointment of Mr. David Granot as an independent director of the Company, until the next annual general meeting (Resolution adopted on May 9, 2017).
G.	Approval of the appointment of Somekh Chaikin & Co. CPA as the Company’s auditors for 2017 and until the next annual general meeting, and the Board of Directors authority to determine their fee for 2017 (Resolution adopted on May 9, 2017).
H.	Approval of the initial appointment of Mr. Zeev Vurembrand as an external director of the Company for a term of three years, until September 2, 2020 (Resolution adopted on August 15, 2017).
I.	Approval of the distribution of a cash dividend to the Company’s shareholders in a total amount of NIS 708 million. (Resolution adopted on September 18, 2017).

19.	Regulation 29A (4): Exemption, insurance and obligation of indemnification of officers

For further information regarding exemption, insurance and obligation of indemnification for officers see Note 28.6 to the Consolidated Financial Statements.

March 28, 2018
Date	Bezeq – The Israel Telecommunication Corp Ltd.

Signatories and their positions:

David Granot, Interim Chairman of Board of Directors

Stella Handler, CEO

CORPORATE GOVERNANCE QUESTIONNAIRE1

BOARD OF DIRECTORS AUTONOMY

		True	False
1.

Did two or more external directors hold office in the Company during each reporting year?

This question can be answered True, if the period during which two external directors did not hold office does not exceed 90 days, as provided in section 363a (B) (10) of the Companies Law. Nonetheless, for any (True/False) answer, the period (in days) during which two or more external directors did not hold office in any reporting year, should be indicated (including a term of office approved retroactively, while differentiating between the various external directors):

Director A: 0

Director B: 0

Number of external directors who held office in the Company as at the date of publication of this questionnaire: 3

√

2.

Number[2] of independent directors[3] who held office in the Company as at the date of publication of this questionnaire: 5/9.

Number of independent directors defined in the bylaws[4] of the corporation[5]:

☒ Not relevant (there are no provisions the memorandum of association).

		_____	_____

3.	A survey conducted among the external directors (and the independent directors) during the reporting year found that they are in compliance with the provisions of Sections 240 (b) and (f) of the Companies Law regarding the absence of a relationship between the external directors (and independent directors) who held office in the Company, and they are in compliance with the conditions required for holding office as an external director (or independent director). See note at the end of the questionnaire.	√

4.

None of the directors who held office in the Company during the reporting year is subordinate[6] to the CEO, directly or indirectly (other than a director who represents the employees, if the Company has employee representation).

If your answer is False (i.e., a director is subordinate to the CEO as aforesaid), please indicate the number of directors who do not comply with the foregoing restriction: _____.

√

[1]	Published in the framework of proposals for a legislation to improve financial statements dated March 16, 2014.

[2]	In this questionnaire, Number or Rate means a specific number out of a total; for example, 3/8.

[3]	Including “External Directors” as defined in the Companies Law.

[4]	In this respect, the Memorandum of Association includes the specific legal provision that applies to the Company (for example, in a bank, the provisions of the Commissioner of Banks).

[5]	A debentures company is not required to respond to this question.

[6]	In this question, holding office as a director in an investee that is controlled by the Company will not be deemed as being “subordinate”. On the other hand, a director that holds office as an officer of the Company (except for director) and/or an employee in a company that is controlled by the Company will be considered “subordination” in the matter of this question.

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

23

BOARD OF DIRECTORS AUTONOMY

	True	False
5.

All the directors who notified about a personal interest in the approval of a transaction on the agenda for the meeting, were not present at the meeting and did not participate in the vote, as set forth in Section278 (b) to the Companies Law:

If your answer is False:

Was the director present to exhibit a specific topic as set forth in the last clause of Section 278(a)?

☐ Yes ☐ No (Mark an X in the appropriate checkbox)

Indicate the percentage of meetings in which such directors were present and/or participated in the vote, except for the circumstances described in Subsection (a) above

√

6.

The controlling shareholder (including a relative and/or representative acting on his/her behalf), who is not a director or other senior executive officer in the Company, did not participate in the Board of Directors’ meetings held during the reporting year.

If your answer is False (i.e., a controlling shareholder and/or his/her relative and/or representative who is not a board member and/or senior executive officer in the Company participated in Board of Directors’ meetings, as aforesaid), indicate the following details concerning the participation of any additional person in the meetings, as aforesaid:

Identity: _____.

Position in the corporation: _____ (if any).

Details of the relationship to the Controlling Shareholder (if the individual who participated is not the Controlling Shareholder): _____.

Was this due to the presentation of a specific topic: ☐ Yes          ☐ No

(Mark an X in the appropriate checkbox).

The extent of his/her participation[7] in Board of Directors’ meetings held during the reporting year: _____.

Other participation: ______

☐ Not applicable (the Company has no controlling shareholders).

√

[7]	Distinguishing between a controlling shareholder and his/her relative and/or any person representing him/her.

24

Directors’ qualifications and skills

			True	False
7.

The Company’s Articles of Association do not include a provision restricting the option of immediately terminating the office of all the Company’s directors who are not external directors (in this matter - an ordinary majority decision is not considered a restriction)[8].

If your response is False (i.e., there is such restriction), please indicate -

√

	A.	The term of office set in the Articles of Association for a director: With regard to a director who is not an external director - from the date of appointment until the date of the following general meeting; with regard to an external director - pursuant to the provisions of the Companies Law.

	B.	The majority required as prescribed in the Articles of Association for terminating the terms of office of the directors: Extraordinary majority (the majority required to approve an extraordinary transaction with a controlling shareholder, pursuant to the provisions of the Companies Law).

	C.	The requisite quorum prescribed in the Articles of Association for a general meeting convened to terminate the term of office of directors: Ordinary quorum - two members holding together or representing at least 25% and above of the company’s voting power.

	D.	The majority required to change these provisions in the Articles of Association: Regular majority.

8.

The Company has a training program for new directors, regarding the Company’s area of business and the laws applicable to the Company and its directors, as well as a plan for further training the directors in office, which is adapted, inter alia, to the director’s position in the Company.

If your response is True - indicate whether the program was implemented during the reporting year:

X Yes ☐ No

(Mark an X in the appropriate checkbox).

√

9.	A.

The Company set a minimum number of directors for the Board of Directors who are required to have accounting and financial expertise.

If your response is True - indicate the minimum number set: Four directors (including one external director).

√

B.

The number of directors who held office during the reporting year was:

Directors with accounting and financial expertise[9]: 7.

Directors with professional qualifications[10]: 2.

If there were changes in the number of directors during the reporting year, please provide information of the lowest number (other than during a period of 60 days from the change) of each class of directors who held office during the reporting year.

			_____	_____

[8]	A debentures company is not required to respond to this question.

[9]	Following the Board of Director’s assessment, in compliance with the provisions of the Companies Regulation (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications) 2005.

[10]	See Footnote 9 above.

25

DIRECTORS’ QUALIFICATIONS AND SKILLS

			True	False
10.	A.

Throughout the reporting year, the Board of Directors was composed of both men and women.

If your answer is False - indicate the period (in days) during which this did not occur: _____.

You may answer True for this question if the period during which the board did not include both men and women did not exceed 60 days, nonetheless if your answer is (True/False), please indicate the period (in days) during which the board did not include both men and women: _______.

√

	B.	The number of men and of women serving on the Company’s Board of Directors at the date of publication of this questionnaire: Men: 8; Women; 2. See note at the end of the questionnaire.	_____	_____

26

Board Meetings (and convening of THE General Meeting)

			True	False
11.	A.	Number of Board of Directors’ meetings held during each quarter in the reporting year:	_____	_____

Q1 (2017)	5
Q2	11
Q3	7
Q4	12

B.

Indicate, alongside the names of the Company’s directors who held office during the reporting year, their rate[11] of participation in meetings of the Board of Directors (in this subsection, including meetings of the Board of Directors’ committees to which they belong, as noted below), held during the reporting year (and with regard to their term of office): See note at the end of the questionnaire.

(Please insert additional lines according to the number of directors)

	_____	_____

Director’s Name	Participation in Board of Directors Meetings	Participation in Audit Committee meetings[12]	Participation in meetings of the Financial Statements Review Committee[13]	Participation in meetings of the Compensation Committee[14]	Participation in meetings of other Board of Directors’ committees on which he/she serves (by indicating the name of the committee)
Shaul Elovitch	19/19				Security Committee – 1/1
David Granot	28/28		2/2
Yehoshua Rosenzweig	35/35	20/21	10/10	8/8	Internal Compliance Committee – 2/2 Security Committee – 1/1
Mordechai Keret	35/35	21/21	10/10	8/8	Internal Compliance Committee – 1/1 Security Committee – 1/1
Eldad Ben-Moshe	4/7	1/1
Tali Simon	34/35	20/21	9/10	8/8	Internal Compliance Committee – 1/1

[11]	See Footnote 2.

[12]	With regard to a company director serving on this committee.

[13]	With regard to a company director serving on this committee.

[14]	With regard to a company director serving on this committee.

27

BOARD MEETINGS (AND CONVENING OF THE GENERAL MEETING)

True	False

Haggai Herman	20/21	12/12	7/7	Internal Compliance Committee – 1/1
Amikam Shorer	1/3			Internal Compliance Committee – 1/1
Rami Nomkin	34/35
Orna Elovitch-Peled	31/32
Or Elovitch	19/19
Zeev Vurembrand	13/13	8/9	1/1

12.	During the reporting year, the Board of Directors held at least one discussion concerning the management of the Company’s businesses by the CEO and his subordinate officers, at which they were not present, after they were given the opportunity of expressing their position.	√

28

Separation of the roles of the CEO and Board Chair

		True	False
13.

Throughout the reporting year, a Chair of the Board of Directors was in office in the Company.

You may answer True for this question if the period during which the board was not chaired by a chairperson did not exceed 60 days (as set forth in section 363A(2) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the board was not chaired by a chairperson: 0. See note at the end of the questionnaire.

√

14.

Throughout the reporting year, the Company was managed by a CEO.

You may answer True for this question if the period during which the Company was not managed by a CEO did not exceed 90 days (as set forth in section 363A(6) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the Company was not managed by a CEO: 0. See note at the end of the questionnaire.

√

15.

In a company in which the Chair of the Board of Directors also acts as the CEO and/or exercises his/her authority, the CEO/Chair duality was approved in accordance with the provisions of Section 121(C) of the Companies Law[15].

☒ Not applicable (since such duality does not exist in the Company).

16.	The CEO is not a relative of the Chairman of the Board of Directors. If your response is False (i.e., the CEO is related to the board chair) -	√

A.	Please indicate the relationship between the parties: _____.	_____	_____

B.	The office was approved in accordance with Section 121(C) of the Companies Law[16]: ☐ Yes ☐ No (Mark an X in the appropriate checkbox).	_____	_____

17.	The Controlling Shareholder or their relatives do not serve as CEO or as other senior officers in the Company, other than as directors. ☐ Not applicable (the Company has no controlling shareholders).	√

[15]	In a debentures company, approval in accordance with Section 121(D) of the Companies Law.

[16]	In a debentures company, approval in accordance with Section 121(D) to the Companies Law.

29

Audit Committee

		True	False
18.	The following persons did not serve on the Audit Committee during the reporting year:	_____	_____

A.	Controlling Shareholder or their relative. ☐ Not applicable (the Company has no controlling shareholders).	√

B.	Chair of the Board of Directors.	√

C.	A director employed by the Company or by the Company’s Controlling Shareholder, or by another company controlled by them.	√

D.	A director who regularly provides services to the Company, or to the Company’s Controlling Shareholder, or to a company controlled by them.	√

E.	A director whose primary source of income is the Controlling Shareholder. ☐ Not applicable (the Company has no controlling shareholders).	√

19.	Persons who are not eligible to be a member of the Audit Committee, including the Controlling Shareholder or their relatives, did not participate in Audit Committee meetings during the reporting year, other than pursuant to the provisions of Section 115(E) of the Companies Law.	√

20.

The requisite quorum for discussion and decision making at all Audit Committee meetings held during the reporting year was a majority of the Committee’s members, whereby the majority of the participants were independent directors and at least one was an external director.

If your response is False - please indicate the number of meetings at which this requirement was not met: _____.

√

21.	The Audit Committee held at least one meeting during the reporting year with the participation of the Internal Comptroller and the Auditor, as the case may be, and in the absence of Company officers who are not members of the Audit Committee, concerning flaws in the management of the Company’s business. See note at the end of the questionnaire.	√

22.	Every Audit Committee meeting with the participation of persons who are not eligible to serve as members of the Committee, was with the approval of the Committee Chair and/or at the request of the Committee (with respect to the Company’s legal counsel and secretary, who are not a Controlling Shareholder or his/her relative).	√

23.	In the reporting year, arrangements were in effect as set forth by the Audit Committee in respect of the manner of handling complaints by Company employees about defects in the administration of its business, and about the defense that will be provided to employees who made such complaints.	√

24.	The Audit Committee (and/or the Financial Statements Review Committee) was convinced that the scope of the Auditor’s work and their fees for the reporting year were appropriate for carrying out a proper audit and review.	√

30

Duties of the financial statements review committee (“the Committee”) prior to the approval of the financial statements

			True	False
25.	A.	Indicate the time (in days) set by the Board of Directors as reasonable time for providing recommendations prior to the Board of Directors’ meeting at which periodic or quarterly statements will be approved: 3 days when approving periodic reports, and 2 days when approving quarterly reports.	____	____

B.

Actual number of days that elapsed between the date on which the recommendations were sent to the Board of Directors and the date on which the financial statements were approved:

Q1 Report (2017): 3 days

Q2 Report: 3 days

Q3 Report: 3 days

Annual Report: 3 days

	____	____

C.

Number of days that elapsed between the date on which the draft of the financial statements was sent to the directors and the date on which the financial statement were approved:

Q1 Report (2017): 6 days

Q2 Report: 3 days

Q3 Report: 3 days

Annual Report: 5 days

26.

The Company’s Auditor was invited to all meetings of the Committee and of the Board of Directors at which the Company’s financial statements for the quarters of the reporting year were discussed.

If your response is False, please indicate the rate of participation: _____.

√

27.	During the reporting year, the Committee was in compliance with all the conditions as set forth below:	_____	_____

A.	The number of Committee members was not less than three (during the Committee’s discussion and approval of said reports).	√

B.	All the conditions pursuant to Section 115(b) and (c) of the Companies Law were met (with regard to the office of the members of the Audit Committee).	√

C.	The Audit Committee’s Chair is an external director.	√

D.	All the Committee’s members are directors and the majority are independent directors.	√

E.	All the members of the Committee can read and understand financial statements, and at least one of the independent directors has accounting and financial expertise	√

F.	The Committee members provided declarations prior to their appointment.	√

G.	The requisite quorum for the Committee’s discussions and decisions was a majority of its members, provided that the majority of the participants consisted of independent directors and at least one was an external director.	√

If your answer is False concerning one or more of the subsections to this question, please specify for which report (periodic/quarterly) the condition was not met: _____.		_____	_____

31

Compensation committee

		True	False
28.

In the reporting year, the committee comprised at least three members, and the external directors constituted the majority (on the date of the meetings of the committee).

☐ Not relevant (no meeting were held).

√

29.	The conditions of service and employment of all members of the Compensation Committee in the reporting year comply with the Companies Regulations (Rules Concerning Remuneration and Expenses of External Directors) 2000.	√

30.	In the reporting year, the following persons did not serve in the Compensations Committee:	√

A.	The Controlling Shareholder or their relative. ☐ Not applicable (the Company has no controlling shareholders).	√

B.	The Chair of the Board of Directors	√

C.	A director employed by the Company or by the Company’s Controlling Shareholder, or by another company controlled by them.	√

D.	A director who regularly provides services to the Company, or to the Company’s Controlling Shareholder, or to a company controlled by them.	√

E.	A director whose primary source of income is the Controlling Shareholder. ☐ Not applicable (the Company has no controlling shareholders).	√

31.	In the reporting year, the Controlling Shareholder or their relatives were not present at the meetings of the Compensation Committee, except if the Chair of the committee determined that one of them was required to present a specific topic.	√

32.

The Compensation Committee and the Board of Directors did not exercise their authority pursuant to the provisions of Sections 267A(C), 272(C)(3) and 272(C1)(1)(C) to approve a transaction or compensation policy, despite the objection of the General Meeting.

If your response is Incorrect, indicate ______

Type of transaction approved: ________

Number of times their authority was exercised in the reporting year: _____

√

32

INTERNAL Auditor

		True	False
33.	The Chair of the Board of Directors or the CEO of the Company is responsible within the Company for the Internal Auditor.	√

34.

In the reporting year, the Chair of the Board of Directors or the Chair of the Audit Committee approved the work plan.

Furthermore, indicate the audit subjects covered by the Internal Auditor in the reporting year: Procurement, Service and Sales, Payments, Technologies, Compliance, subjects indicated in Section E, etc.

(Mark X in the appropriate checkbox)

√

35.	Scope of employment of the Internal Auditor in the Company in the reporting year (in hours17): approximately 16,700 hours.	√

	In the reporting year, there was a meeting (of the Audit Committee or of the Board of Directors) in which the findings of the Internal Auditor were discussed.	√

	The Internal Auditor, his/her relatives, accountant or any person on his/her behalf do not have any interest in the Company, and do not have material business relationships with the Company, a controlling shareholder, their relatives or companies under their control.	√

[17]	Including working hours invested in companies held by the Company and conducting audits outside Israel, as the case may be, both by the Internal Auditor and by the internal auditors of the Company’s subsidiaries.

33

Transactions with Interested Parties

	True	False
37.

The Controlling Shareholder or a relative (including a company under their control) are not employed by the Company and do not provide it with management services.

If your response is False (i.e., the Controlling Shareholder or a relative are employed by the Company or provide it with management services) please indicate -

- The number of relatives (including the Controlling Shareholder) employed by the Company (including companies under their control and/or through a management company) is: See note at end of the questionnaire.

- Were their employment contracts and/or management service agreements duly approved by the bodies prescribed by law?

☒ Yes – In the reporting year, the Controlling Shareholder of the Company provides the Company with management services in accordance with an agreement whose extension was approved by the General Meeting on June 30, 2016.

☐ No

(Mark an X in the appropriate checkbox)

☐ Not applicable (the Company has no controlling shareholder) _____.

X

38.

To the best of the Company’s knowledge, the Controlling Shareholder does not have other businesses in the Company’s area of operations (in one or more areas). See note at the end of the questionnaire.

If your response is False, please indicate whether an arrangement has been made between the Company and its Controlling Shareholder for delimiting the operations:

☐ Yes

☐ No

(Mark an X in the appropriate checkbox)

☐ Not applicable (the Company has no controlling shareholders).

√

34

Concluding Notes to the Questionnaire

1.	Board of Directors Autonomy

Section 3 – In respect of external Director Mr. Zeev Vurembrand, said verifications raised a question relating to a relationship during standard business between Meuhedet Health Services, where the external director is the CEO, and the Company and a subsidiary. The Company evaluated this issue and, in its opinion, said relationship does not represent a linkage. The company raised the subject before the Securities Authority and, as at the date of submission of the report, the subject is being discussed.

2.	Skills and Directors’ Skills

Section 10b – It is noted that on the date of publication of this questionnaire, one of the two women acting as directors in the Company is Mrs. Orna Elovitch-Peled who, on February 25, 2018, announced the appointment of Mr. Ami Barlev as the director that would replace her in the Company’s Board. Since then, and as to the date of the questionnaire, she does not act as director. The response to the question takes into consideration both Mrs. Elovitch-Peled and Mr. Barlev.

3.	Board Meetings (and Convening of the General Meeting)

Section 11B – It is noted that the column ‘Participation in meetings of other Board of Directors’ committees’ refers to permanent committers of the Board only, and does not include ad-hoc meetings convened for specific topics.

In the reporting year, Board meetings were held without the participation of directors (as at the reporting year) Mr. Shaul Elovitch, Mr. Or Elovitch due to the limiting conditions imposed by the Securities Authority’s investigation dated June 20, 2017. In the reporting year (on the dates on which the aforementioned directors were not restricted from participating in Board meetings due to the investigation by the Securities Authority), three Board meetings were held, whose agenda included only topics that the controlling shareholders and their representatives, that is, directors (as at the year of the report and on the dates of said meetings) Mr. Shaul Elovitch, Mr. Or Elovitch, Ms. Orna Elovitch-Peled and/or Mr. Amikam Shorer were prevented from participating in (due to personal reasons or for reasons that result from of the investigation of the Securities Authority). In those meetings, pursuant to the provisions of the law, the aforementioned directors or some of them did not participate, as the case may be, and thus said meetings were not taken into consideration in the number of meetings counted for them, as the case may be. (In other meetings whose agenda included a topic related to the aforementioned, the above directors were not present when that topic was discussed). Independent director Mr. Eldad Ben-Moshe ceased acting as member of the Company’s Audit Committee on January 12, 2017, and as director of the Company on May 8, 2017. On March 22, 2017, Mr. Amikam Shorer ceased acting as director in the Company. On May 9, 2017, Mr. David Granot was appointed independent director in the Company, and member of the Financial Statements Review Committee, and on June 28, 2017, Ms. David Granot was appointed acting Chairman of the Board of Directors of the Company, and on that date ceased acting as member of the Financial Statements Review Committee. On September 2, 2017, Mr. Haggai Herman ceased acting as external director of the Company, Chair of the Compensation Committee, and member of the Audit Committee and the Internal Compliance Committee. On September 3, 2017, Mr. Zeev Vurembrand began acting as external director and member of the Company’s Compensation Committee, the Audit Committee and the Internal Compliance Committee.

4.	Separation of the functions of the CEO and the Chairman of the Board of Directors

Section 13 – In the period commencing June 20, 2007, restrictions were imposed on the Chairman of the Board of Directors, Mr. Shaul Elovitch, limiting his functioning as Chairman of the Board in whole or in part because of his investigation by the Securities Authority. Therefore, on June 28, 2017 the Board of Directors appointed the independent director, Mr. David Granot, as Interim Chairman of the Board of Directors.

Section 14 - In the period commencing June 21, 2007, restrictions were imposed on the CEO limiting her performance as CEO in whole or in part because of her investigation by the Securities Authority. From July 13, 2007 until July 21, 2017, she was prevented from having any connection with the Company, and from July 21, 2007 until November 1, 2017, partial restrictions were imposed that did not include significant restrictions on the performance of her duties.

5.	Transactions with Interested Parties

Section 37 - The Company and companies under its control do not employ controlling shareholders or their relatives. In the reporting year, Eurocom Communications Ltd. (“Eurocom”), which is controlled by the Controlling Shareholder of the Company, provided management services to the Company. As part of the management services pursuant to the provisions of the management agreement, Eurocom puts at the disposal of the Company the services of Mr. Shaul Elovitch, as well as the services of consultants on behalf of the management company, including Mr. Or Elovitch, son of the Controlling Shareholder, and Mrs. Orna-Elovitch-Peled, wife of Or and daughter in law of the Controlling Shareholder.

35

Section 38 - The Controlling Shareholder is not directly involved with the Company’s operations. However, companies under the control of the Controlling Shareholder provide (during the years prior to the acquisition of control of the Company as well) key services, equipment and other means that the Company and its subsidiaries/affiliates purchase for running their operations. The key products and services purchased from companies controlled by the Controlling Shareholder as aforementioned are cellular telephony and landline terminal equipment, decoders, and satellite capacity for cable television services. It should also be noted that the Controlling Shareholder engages in the distribution, through distributors, of a specific product that is also sold by a subsidiary of the Company acting as a distributor. In terms of the Company, the scope of operations is negligible.

Interim Chairman of the Board of Directors	Chairman of the Audit Committee	Chairman of the Financial Statements Review Committee

14

Separate Financial Information for the Year ended December 31, 2017

This financial information report constitutes a translation of the financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Separate Financial Information as at December 31, 2016

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

To:

The Shareholders of “Bezeq” the Israeli Telecommunication Corporation Ltd.

Dear Sirs,

Subject: Special auditors’ report on separate financial data according to Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970

We have audited the separate financial data presented in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” the Israeli Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of December 31, 2017 and 2016 and for each of the three years, the last of which ended December 31, 2017. The separate financial data are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on the separate financial data based on our audit.

We did not audit the financial statements of equity accounted investees the investment in which amounted to approximately NIS 92 million and NIS 121 million as of December 31, 2017 and 2016, respectively, and the Company’s share in their losses amounted to approximately NIS (18) million, NIS (24) million and NIS (2) million for the years ended December 31, 2017, 2016 and 2015, respectively. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such investees, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial data. An audit also includes assessing the accounting principles that were used in preparing the separate financial data and the significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the separate financial data presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of the other auditors, the separate financial data has been prepared, in all material respects, in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) - 1970.

Without qualifying our abovementioned opinion, we draw attention to Note 12, which refers to Note 1.2 to the consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the opening of a joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and its officers, on the evaluation of the internal controls of the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 11.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 28, 2018

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

2

Separate Financial Information as at December 31, 2017

Information pertaining to the Financial Position as at December 31

		2017	2016
	Note	NIS million	NIS million

Assets
Cash and cash equivalents		1,769	182
Investments	3.1	275	549
Trade receivables	3.3	685	698
Other receivables	3.3	172	72
Loans granted to investees	10.2	69	78
Eurocom DBS Ltd, an affiliate	12.2	43	-
Investment in DBS debentures	12.9	202	-
Total current assets		3,215	1,579

Trade and other receivables	3.3	121	211
Property, plant and equipment	5	4,933	4,867
Intangible assets		224	229
Investment in investees	9.2	6,958	7,080
Loans granted to investees	10.2	196	120
Investment in DBS debentures	12.9	257	-
Non-current and other investments	3.2	141	105
Total non-current assets		12,830	12,612

Total assets		16,045	14,191

3

Separate Financial Information as at December 31, 2017

		2017	2016
	Note	NIS million	NIS million

Liabilities
Debentures, loans and borrowings	3.5	1,589	1,405
Trade and other payables	3.4	604	679
Current tax liabilities		148	96
Employee benefits		223	263
Liability to Eurocom DBS Ltd, an affiliate	12.2	-	32
Provisions	11	59	48
Total current liabilities		2,623	2,523

Debentures and loans	3.5	10,223	8,630
Loan from an investee	10.2	570	325
Employee benefits		229	220
Derivatives and other liabilities		220	231
Deferred tax liabilities	4.2	36	59
Total non-current liabilities		11,278	9,465

Total liabilities		13,901	11,988

Capital
Share capital		3,878	3,878
Share premium		384	384
Reserves		305	302
Deficit		(2,423)	(2,361)
Total equity		2,144	2,203

Total liabilities and equity		16,045	14,191

David Granot	Stella Handler	Yali Rothenberg
Interim Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements: March 28, 2018

* See Note 2.3 concerning early application of IFRS 15 - Revenue from Contracts with Customers

The attached notes are an integral part of the separate financial information

4

Separate Financial Information as at December 31, 2017

Information pertaining to Profit or Loss for the year ended December 31

		2017	2016	2015
	Note	NIS million	NIS million	NIS million

Revenues	6	4,244	4,383	4,407
Costs of activity
Salaries		891	898	912
Depreciation and amortization		728	717	725
General and operating expenses	7	677	705	721
Other operating income, net	8	(23)	(13)	(99)
		2,273	2,307	2,259

Operating profit		1,971	2,076	2,148
Financing expenses (income)
Financing expenses		439	475	362
Financing income		(36)	(30)	(30)
Financing expenses, net		403	445	332

Profit after financing expenses, net		1,568	1,631	1,816
Share in earnings of investees, net		63	12	397
Profit before income tax		1,631	1,643	2,213
Income tax	4.1	396	399	492
Profit for the year attributable to the Company’s controlling shareholders		1,235	1,244	1,721

Information pertaining to Comprehensive Income for the year ended December 31

	2017	2016	2015
	NIS million	NIS million	NIS million

Profit for the year	1,235	1,244	1,721
Items of other comprehensive income (loss) for the period including actuarial gains and hedging transactions, net of tax	(8)	(15)	7
Total comprehensive income for the year attributable to equity holders of the Company	1,227	1,229	1,728

* See Note 2.3 concerning early application of IFRS 15 - Revenue from Contracts with Customers

The attached notes are an integral part of the separate financial information.

5

Separate Financial Information as at December 31, 2017

Information pertaining to Cash Flows for the years ended December 31

	2017 *	2016	2015
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	1,235	1,244	1,721
Adjustments:
Depreciation and amortization	728	717	725
Share in earnings of investees, net	(63)	(12)	(397)
Financing expenses, net	358	445	323
Capital gain, net	(65)	(107)	(233)
Income tax expenses	396	399	492

Change in trade and other receivables	61	(51)	53
Change in trade and other payables	2	(54)	(75)
Change in provisions	11	(12)	12
Change in employee benefits	(37)	(72)	104
Miscellaneous	6	(15)	(19)

Net cash (used in) from operating activities due to transactions with subsidiaries	(39)	27	2

Net income tax paid	(368)	(445)	(350)
Net cash from operating activities	2,225	2,064	2,358
Cash flows from investment activities
Investment in intangible assets and other investments	(110)	(76)	(71)
Proceeds from the sale of property, plant and equipment	94	132	146
Investment in bank and other deposits	(276)	(905)	(1,535)
Disposal of bank and other deposits	547	1,003	3,065
Tax payment for shareholders loans	-	(461)	-
Purchase of property, plant and equipment	(715)	(758)	(778)
Investment in DBS debentures	(20)	-	-
Proceeds from the investment in DBS debentures	194	-	-
Miscellaneous	(12)	2	(7)
Net cash from the investment activities with subsidiaries	5	148	109
Net cash flows from (used in) investment activities	(293)	(915)	929
Cash flow from finance activities
Issue of debentures and receipt of loans	2,517	2,161	782
Repayment of debentures and loans	(1,363)	(1,444)	(1,349)
Dividends paid	(1,286)	(1,441)	(1,777)
Payment to Eurocom DBS for acquisition of DBS shares and loans	(61)	(256)	(680)
Interest paid	(397)	(381)	(384)
Miscellaneous	-	(21)	3
Net cash (used in) from financing activities due to transactions with subsidiaries	245	305	(20)
Net cash from (used in) finance activities	(345)	(1,077)	(3,425)
Net increase (decrease) in cash and cash equivalents	1,587	72	(138)
Cash and cash equivalents at January 1	182	110	248
Cash and cash equivalents at the end of the year	1,769	182	110

* See Note 2.3 concerning early application of IFRS 15 - Revenue from Contracts with Customers

The attached notes are an integral part of the separate financial information

6

Separate Financial Information as at December 31, 2017

Notes to the Separate Financial Information as at December 31, 2013

Note 1 - General

Below is a breakdown of financial information from the Group’s consolidated financial statements as at December 31, 2017 (“the Consolidated Financial Statements”) published as part of the periodic reports, pertaining to the Company itself (“the Separate Financial Information”), presented pursuant to Regulation 9C (“the Regulation”) and the Tenth Addendum to the Securities Regulations (Periodic and Immediate Reports), 1970 (“the Tenth Addendum”) with respect to the separate financial information of the corporation.

The separate financial information should be read in conjunction with the consolidated statements.

In this Separate Financial Information -

The Company - Bezeq The Israel Telecommunication Corporation Limited

“Investee”, “Group”, “Subsidiary”, “Interested Party” - as these terms are defined in the Company’s consolidated financial statements for 2017.

Note 2 - Significant Accounting Standards applied in the Separate Financial Information

The accounting policies specified in the Consolidated Statements were consistently applied by the Company for all the periods presented in this Separate Financial Information, including the method for classifying financial information in the consolidated statements, with the required changes:

2.1	Presentation of the financial information

The information pertaining to the financial position, profit or loss, comprehensive income and cash flows include information included in the Consolidated Statements, which refer to the Company separately. The investment balances and results of the operations of investees are accounted using the equity method. Cash flows for ongoing activities, investment activities and financing for transactions with investees are presented separately, in net figures, under the relevant item based on the nature of the transaction.

2.2	Transactions between the Company and investees

2.2.1	Presentation

Intra-group balances and income and expenses arising from intra-group transactions, which were derecognized in the preparation of the Consolidated Statements, are presented separately from the balance for investees and the profit relating to investees, together with similar third party balances.

2.2.2	Measurement

Transactions carried out between the Company and its subsidiaries are measured in accordance with the recognition and measurement principles set out in the International Financial Reporting Standards (“IFRS”). These principles outline the accounting treatment for third party transactions.

7

Separate Financial Information as at December 31, 2017

2.3	First-time Application of Accounting Standards

Commencing January 1, 2017, the Group applies early adoption of International Financial Reporting Standard - Revenues from Customer Contracts (“IFRS 15”), which sets out guidelines with respect to recognition of revenue. IFRS 15 replaces IAS 18 – “Revenues” and presents a new model for recognition of revenues from contracts with customers.

For further information concerning the first-time adoption of IFRS 15 see Note 2.8.1 to the Consolidated Financial Statements.

The tables below present a breakdown of the effects on the statement of financial position as at December 31, 2017 and on the statement of income and statement of cash flows for the year then ended, assuming that the Company’s previous policy regarding subscriber acquisition costs will continue during this period.

Effect on the Statement of Financial Position as at December 31, 2017:

	Per the previous policies	Change	Per IFRS 15
	NIS million	NIS million	NIS million
Subscriber acquisition asset, net (presented as part of non-current deferred expenses and investments)	4	19	23
Capital	2,130	14	2,144

Effect on the Statement of Income for the year ended December 31, 2017

	Year ended December 31, 2017
	Per the previous policies	Change	Per IFRS 15
	NIS million	NIS million	NIS million
General and operating expenses	691	(14)	677
Salaries	899	(8)	891
Depreciation and amortization costs	725	3	728
Operating profit	1,952	19	1,971
Profit after financing expenses	1,549	19	1,568
Profit before income tax	1,612	19	1,631
Income tax	391	5	396
Profit for the period	1,221	14	1,235

Effect on the Statement of Cash Flows for the year ended December 31, 2017

	Year ended December 31, 2017
	Per the previous policies	Change	Per IFRS 15
	NIS million	NIS million	NIS million
Net cash from operating activities	2,203	22	2,225
Net cash used for investing activities	(271)	(22)	(293)

2.4	New standards and interpretations not yet adopted

For information regarding the new regulations and their interpretations prior to being adopted, see Note 3.17 to the Consolidated Financial Statements.

8

Separate Financial Information as at December 31, 2017

Note 3 - Financial Instruments

3.1	Investments, including derivatives

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Deposits in a bank	275	546
Derivatives	-	3
	275	549

The deposits mature by July 2018.

3.2	Non-current and other investments

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Deposit used as collateral for hedging transactions (1)	67	58
Bank deposit used for providing loans to the Company’s employees (2)	51	47
Acquisition of customers asset, net	23	-
	141	105

(1)	The deposit used as collateral for hedging transactions matures in two parts in December 2019 and December 2020.
(2)	The bank deposit for providing loans to Company employees has no maturity date.

9

Separate Financial Information as at December 31, 2017

3.3	Trade and other receivables

	Maturity dates	Unlinked	Israeli CPI linked	Total
		NIS million	NIS million	NIS million

December 31, 2017
Current assets
Trade receivables	2018	685	-	685
Other receivables	2018	19	153	172
Total current assets		704	153	857

Non-current assets
Trade and other receivables	2019-2020	18	103	121

December 31, 2016
Current assets
Trade receivables	2017	698	-	698
Other receivables	2017	24	48	72
Total current assets		722	48	770

Non-current assets
Trade and other receivables	2018-2019	16	195	211

3.4	Other payables, including derivatives

	Unlinked (including non-financial items)	Israeli CPI linked	In foreign currency or linked thereto (primarily USD)	Total
	NIS million	NIS million	NIS million	NIS million

December 31, 2017
Trade and other payables	530	52	22	604

December 31, 2016
Trade and other payables	515	153	11	679

10

Separate Financial Information as at December 31, 2017

3.5	Debentures and loans

3.5.1	Composition:

	December 31, 2017	December 31, 2016
	NIS million	NIS million
Current liabilities
Current maturities of debentures	911	581
Current maturities of bank loans	678	824
	1,589	1,405
Non-current liabilities
Debentures	5,842	5,580
Loans from banks	4,381	3,050
	10,223	8,630

	11,812	10,035

Terms and debt repayment schedule

	December 31, 2017		December 31, 2016
	Carrying amount	Par value	Carrying amount	Par value
	NIS million	NIS million	NIS million	NIS million
Total unlinked bank loans at variable interest	675	675	978	978
Total unlinked bank loans at fixed interest	2,622	2,597	2,249	2,235
Total unlinked bank loans at fixed interest	1,762	1,767	647	647
Total loans	5,059	5,039	3,874	3,860
Debentures issued to the public
Debenture Series 6-10	6,453	6,212	5,761	5,554
Total debentures issued to the public	6,453	6,212	5,761	5,554
Debentures issued to financial institutes:
Unlinked debentures at fixed interest	300	300	400	400
Total debentures issued to financial institutions	300	300	400	400

Total debentures	6,753	6,512	6,161	5,954

Total interest-bearing liabilities	11,812	11,551	10,035	9,814

For further information see Note 13 to the Consolidated Statements - Debentures, Loans and Borrowings.

11

Separate Financial Information as at December 31, 2017

3.6	Liquidity risk

Breakdown of contractual maturities of financial liabilities, including estimated interest payments (based on known CPI and interest rates at December 31, 2017):

	As of December 31, 2017
	Carrying amount	Contractual cash flows	First half of 2018	Second half of 2018	2019	2020-2022	2023 onwards
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Non-derivative financial liabilities

Trade and other payables	518	518	515	3	-	-	-
Loan from an investee	570	874	-	24	25	194	631
Loans	5,059	5,777	193	647	762	2,381	1,794
Debentures	6,753	7,512	142	923	1,053	3,025	2,369

Financial liabilities - derivatives
Forward contracts (on the consumer price index)	200	200	-	41	47	112	-
	13,100	14,881	850	1,638	1,887	5,712	4,794

3.7	Currency and CPI risks

For information regarding CPI hedging transactions that the Company carried out during 2017, see Note 29.6.1 to the Consolidated Statements. These transactions were recognized in the financial statements as cash flow hedges.

Note 4 - Income tax expenses

4.1	General

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million

Current tax expense
Expenses for the current year	366	411	454
Adjustments for previous years in accordance with an assessment agreement	54	(32)	-
Total current tax expenses	420	379	454
Deferred tax expense
Adjustments for previous years in accordance with an assessment agreement	(54)	-	-
Reversal of temporary provisions according to an assessment agreement	21	-	-
Creation and reversal of other temporary provisions	9	20	38
Total deferred tax (income) expense	(24)	20	38

Income tax expenses	396	399	492

12

Separate Financial Information as at December 31, 2017

4.2	Changes in recognized deferred tax assets and tax liabilities during the year

Composition of and changes in deferred tax assets and tax liabilities during the year:

	Balance as at January 1, 2016	Total recognized in profit or loss	Recognized in equity	Balance as at December 31, 2016	Total recognized in profit or loss	Recognized in equity	Balance as at December 31, 2017
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Employee benefit plan	186	(28)	(3)	155	(11)	(1)	143
Property, plant and equipment	(255)	31	-	(224)	19	-	(205)
Provisions and others	36	(23)	(3)	10	16	-	26
	(33)	(20)	(6)	(59)	24	(1)	(36)

Note 5 - Property, plant and equipment

	2017	2016
	NIS million	NIS million
Cost
Balance as of January 1	16,221	16,215
Additions	740	751
Disposals	(567)	(745)
Balance as of December 31	16,394	16,221
Depreciation
Balance as of January 1	11,354	11,462
Depreciation for the year	635	615
Disposals	(528)	(723)
Balance as of December 31	11,461	11,354

Amortized cost as at December 31	4,933	4,867

For further information see Note 9 to the Consolidated Statements - Property, Plant and Equipment

Note 6 - Revenues

	Year ended December 31
	2017	2016*	2015*
	NIS million	NIS million	NIS million

Internet - infrastructure	1,544	1,500	1,450
Fixed-line telephony	1,281	1,392	1,499
Transmission and data communication	975	1,069	1,053
Cloud and digital services	230	203	184
Other services	214	219	221
	4,244	4,383	4,407

* Cloud and digital services were reclassified and stated separately to reflect changes in the revenue mix for domestic fixed line telecommunications. See Note 21 to the Consolidated Financial Statements.

13

Separate Financial Information as at December 31, 2017

Note 7 - Operating and general expenses

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million

Maintenance of buildings and sites	185	189	202
Marketing and general	188	195	188
Interconnectivity and payments to communications operators	118	130	145
Services and maintenance by sub-contractors	73	72	60
Vehicle maintenance	69	72	78
Terminal equipment and materials	44	47	48
	677	705	721

Note 8 - Other operating Income, net

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million

Gain from disposal of property, plant and equipment (mainly real estate)	(65)	(107)	(233)
Provision for severance pay in voluntary redundancy	23	96	117
Others	19	(2)	17
Other operating expenses, net	(23)	(13)	(99)

Note 9 - Subsidiaries

9.1	For further information regarding the issue of increasing control and the completion of the acquisition transaction for Eurocom DBS’s entire holdings in DBS shares and DBS controlling shareholders’ loans in 2015, see Note 12.2 to the Consolidated Financial Statements.
9.2	Investees held directly by the Company:

	Company’s interest in equity at	Investment in investees (equity-accounted) at
		December 31, 2017	December 31, 2016
		NIS million	NIS million
Pelephone Communications Ltd.	100%	3,755	3,744
Bezeq International Ltd.	100%	801	808
Bezeq Online Ltd.	100%	33	(5)
Walla! Communications Ltd.	100%	92	121
DBS Satellite Services (1998) Ltd.	100%	2,277	2,412
		6,958	7,080

For the Company’s subsidiaries, investments in other investees are not material. For details of the loans provided to investees, see Note 10.2 below

14

Separate Financial Information as at December 31, 2017

Note 10 - Substantial Agreements and Transactions with Investees

10.1	Guarantees

10.1.1	The Company provided a guarantee in favor of banks for credit to Bezeq International of up to NIS 65 million if it will be granted.
10.1.2	The Company provided a bank guarantee for DBS, which DBS had provided in favor of the State of Israel, in accordance with the terms of DBS’s license. The guarantee is based on its revised holdings in DBS (100%), up to NIS 31.7 million.
10.1.3	For information pertaining to guarantees provided by the Company to various entities, see Note 19 to the Consolidated Statements - Securities, Liens and Guarantees.

10.2	Loans

Loans from investees

10.2.1	On May 23, 2016 Pelephone provided a loan to the Company in the amount of NIS 325 million. The loan bears annual interest of 3.41%, and is repayable in four equal annual installments as of December 1, 2022.
10.2.2	On May 28, 2017 and October 15, 2017 Pelephone provided the Company loans totally NIS 150 million and NIS 95 million, respectively. These loans bear annual interest of 3.41% and are repayable in four equal annual installments commencing from December 1, 2022.
10.2.3	Loans to investees

Breakdown of balances of loans provided to investees:

	December 31, 2017	December 31, 2016
	NIS million	NIS million

Short-term loans and current maturities
Bezeq International	69	78
	69	78

Non-current liabilities
Bezeq International	95	83
Bezeq On Line	6	37
DBS	95	-
	196	120

	265	198

* On July 6, 2017 the Company converted the balance of the debt in the amount of NIS 38 million into capital notes.

Description of the terms of the loans provided to investees (as presented in the Statement of Financial Position):

	Balance in NIS millions	Payment Dates	Number of installments	Interest rate spread
Bezeq International
	80	2018-2020	3	2.56%
	84	2017-2019	3	2.56%
Bezeq On Line
	6	2020-2023	6	3.25%
DBS
	95	2022-2025	4	3.15%

	265

15

Separate Financial Information as at December 31, 2017

10.3	Service provision agreements

As the Company and its investees are communications providers, they are engaged in agreements and arrangements for providing and receiving various services in the communications sector, such as:

Transmission agreements, interconnectivity arrangements, billing agreements, various agreements regulating the communications services jointly provided by two companies, communications equipment maintenance, dealer agreements, agreements for the purchase of communications equipment, rental agreements (primarily for communications installations), collaboration agreements and publication in websites of investees, etc.

The Company also engaged in a management services agreement with its investees.

The terms of the foregoing service agreements were set according to generally accepted tariffs for this type of service.

Breakdown of the volume of transactions and carrying balances:

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million
Transactions

Revenues
Pelephone	79	116	139
Bezeq International	206	197	155
DBS	3	4	4
Others	2	3	3
Total	290	320	301

Expenses
Pelephone	39	35	39
Bezeq International	34	26	30
Others	3	3	3
Total	76	64	72

	December 31	December 31
	2017	2016
	NIS million	NIS million

Balances (liabilities) due to the Company
Pelephone	12	25
Bezeq International	46	(17)
DBS	1	1
Total	59	9

For further information, see Note 28 to the Consolidated Financial Statements - Transactions with Interested and Related Parties

16

Separate Financial Information as at December 31, 2017

10.4	Dividends

Breakdown of dividends received from investees:

	Year ended December 31
	2017	2016		2015
	NIS million	NIS million		NIS million
Pelephone Communications Ltd.	84	92		243
Bezeq International Ltd.	133	142		170
Walla! Communications Ltd.	-	434	*	-
StageOne Venture Capital Fund	-	-		1
	217	668		414

*	The dividend was received by way of offsetting a loan that the Company received from Walla in 2014 that had matured at the same time.

For information regarding dividends subsequent to balance sheet date, see Note 12 to the below.

Note 11 - CONTINGENT LIABILITIES

11.1	During the normal course of business, lawsuits were filed against the Company and there are various legal proceedings pending (below in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 59 million, where provisions are required to cover the exposure arising from such litigation.

In the Management’s opinion, the additional exposure (exceeding the foregoing provisions), as of December 31, 2017 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 3.2 billion. In addition, the Company has further exposure in the amount of NIS 3 billion for claims, the success of which cannot be assessed at this stage. The foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Provision	Additional exposure	Exposure for claims that cannot yet be assessed
NIS million
59	3,205 (1)	3,020 (2)

(1)	Total exposure of NIS 2 billion for a claim and motion to certify a class action filed by a shareholder against the Company and officers in the Company, against the Company’s reporting oversight concerning the wholesale market and decrease in interconnection fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method of calculating the damage to be determined).
(2)	Total exposure:

A.	NIS 1.11 billion for a motion to certify a class action against the Company and its subsidiary, Walla! Communications Ltd., Yad 2 and an advertising company owned by Walla! concerning the Company’s 144 service. Subsequent to the date of the financial statements, this claim was dismissed in limine.
B.	Two motions for certification of class action suits in a total amount of NIS 1.8 billion were filed in June 2017 against the Company, officers of the Group and companies of the group that is the controlling shareholder of the Company, concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a consolidated motion is expected to be filed in lieu of these two motions. The consolidated proceeding was later delayed at the Attorney General’s request, at this stage, until April 10, 2018.

17

Separate Financial Information as at December 31, 2017

11.2	In June-August and December 2017, several motions were filed by shareholders of the Company against the Company and DBS for the disclosure of documents prior to filing a motion to certify a class action pursuant to section 198A of the Companies Law, due to the public investigation by the Securities Authority concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. and transactions for satellite communications services between DBS and Space Communications Ltd., as described in Note 1.2 above.

It should be noted that, in addition to these motions, there is a pending claim and motion from 2015 for certification of the claim as a derivative action against the Company, its controlling shareholder and directors, with regard the transaction for the Company’s acquisition of Eurocom DBS’s entire holdings in DBS and shareholders’ loans.

Three requests for disclosure of documents relating to the DBS acquisition agreement were canceled due to their similarity to the 2015 request described above.

11.3	In December 2017 a motion for approval was filed in a court in New York State concerning a motion to certify a class action suit in the matter of the acquisition of DBS shares by the Company from Eurocom DBS LTD. This was further to a similar motion filed on behalf of the owners of securities of B Communications (a controlling shareholder of the Company) against B Communications and its officers. As part of the amended claim, DBS, as well as officers (current and past) in DBS and in the Company, inter alia, were among the defendants that were attached for the first time. The Company itself was not attached to the proceeding.

11.4	Subsequent to the reporting date, claims amounting to NIS 319 million were filed against Group companies. At the date of approval of the financial statements, the chances of these claims succeeding cannot as yet be assessed. In addition, claims in respect of which the exposure amounts to NIS 1.1 billion (including a claim as stated in Section 11.1 (2)(a) above) ended.

In addition, in February 2018, a motion to certify the claim as a derivative claim was filed against the Company as a formal respondent, as well as against directors of the Company at the times relevant to the motion and against the indirect controlling shareholders in the Company. The motion deals with the Company’s engagement in an assessment agreement with the Tax Authority, which was signed on September 15, 2016 (see Note 7.6 to the Consolidated Financial Statements), under which the Company paid the Tax Authorities the amount of NIS 462 million in respect of financing income from loans to DBS. On the other hand it was agreed, inter alia, that DBS’s losses with regard to financing expenses for the Company’s shareholders’ loans to DBS will be recognized in full by the Company after the merger between the Company and DBS is completed.

In addition, the Company received notice from the Antitrust Authority that the Antitrust Commissioner is considering announcing that the Company has abused its status as a monopoly, in violation of the provisions of the Law, and imposing a comprehensive financial sanction on the Company in the amount of NIS 30,953,000, and on the CEO of the Company in the amount of NIS 736,800.

Before the Commissioner imposes its foregoing powers, the Company and the CEO were given the right to a hearing before the Commissioner by May 6, 2018. The Company and the CEO intend to study the Authority’s notice, to exercise the right to a hearing and to file their arguments with the Commissioner, and they are unable to assess at this stage the results of the proceeding.

For further information concerning contingent liabilities see Note 17 to the Consolidated Statements.

18

Separate Financial Information as at December 31, 2017

Note 12 - Events in and subsequent to the Reporting Period

12.1	For further information concerning the ISA investigation see Note 1.2 to the Consolidated Financial Statements.

12.2	On December 25, 2016 a merger agreement was signed between the Company and DBS. For further information on this matter, see Note 12.2 to the Consolidated Financial Statements.

12.3	For information concerning the issue of debentures Series 6 and 10 of the Company replacing Debenture (Series B) of DBS and converting the Company’s investment in DBS debentures (Series B) into DBS share capital, see Note 13.4 to the Consolidated Financial Statements.

12.4	For further information regarding the additional contingent consideration to be paid to Eurocom DBS based on the business results of DBS, see Note 12.2.1 to the Consolidated Financial Statements and the estimated fair value of the amount expected to be reimbursed from the surplus advance payments it made.

12.5	On January 15, 2018, the Company received a loan from Pelephone in the amount of NIS 140 million. The loan bears annual interest of 3.48 % and is repayable in four equal annual installments commencing from December 1, 2022.

12.6	On February 12, 2018, Bezeq International received a loan from the Company in the amount of NIS 95 million. The loan bears annual interest of 2.61 % and is repayable in three equal annual installments commencing from February 12, 2019.

12.7	On March 7, 2018 the board of directors of Pelephone resolved to distribute a dividend to the Company in the amount of NIS 45 million in May 2018.

12.8	On March 5, 2018 the board of directors of Bezeq International resolved to distribute a dividend to the Company in the amount of NIS 58 million in May 2018.

12.9	With regard to an agreement to issue debentures and receive a loan, see Note 13.6 to the Consolidated Financial Statements

19

Chapter E:

Report on the effectiveness of internal control over financial reporting and disclosure for the year ended December 31, 2017

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

On June 20, 2010, the Chairman of the Israel Securities Authority approved the adoption of the format set out in SOX rules over the Company’s reports concerning the effectiveness of internal controls, as long as the Company implements the SOX rules in accordance with US law and as long as the Company is a material subsidiary of a company traded in the US.

In accordance with the above approval, in 2011, the Company started to implement SOX rules in accordance with US law.

Due to limitations applicable to the Company under Israeli law concerning performance of an internal investigation in respect of matters raised in the investigations by the Israel Securities Authority and the Israel Police (“the Investigations”) (for this matter see section 1.1.6 of the chapter, Description of Company Operations in this Periodic Report), at this stage, the Company is unable to complete controls and procedures related to matters raised in the Investigations.

While in accordance with the SOX rules and the provisions of US law, these limitations do not allow publication of a report that relates to internal control, the Israel Securities Regulations (Periodic and Immediate Reports), 1970 (“Periodic and Immediate Reports Regulations”) and Israeli law do not prevent the publication of such a report, which includes disclosure whereby in view of the limitations applicable to the Company under Israeli law, the Company’s reports (including this Chapter and the declarations it contains) do not include reference to the matters that are the subject of the Investigations and any possible impact, if any, they may have on the report on the effectiveness of internal control over financial reporting and disclosure.

In light of the foregoing, commencing with the 2017 Periodic Report, the Company reports on the procedures for assessing the effectiveness of internal control in accordance with the Periodic and Immediate Reports Regulations under the above stated limitations. Accordingly, this Chapter includes the annual report on the effectiveness of internal control over financial reporting and disclosure, the declaration of the CEO and the declaration of the CFO of the Group, in accordance with the Periodic and Immediate Reports Regulations.

The assessment procedures of the effectiveness of internal controls in accordance with the Periodic and Immediate Reports Regulations were carried out in parallel with the SOX processes, which too were carried out subject to the limitations applicable to the Company.

E-1

(1)	Report of internal control over financial reporting and disclosure:

Annual report on the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 9B(a) of the Periodic and Immediate Reports Regulations:

Management, under the supervision of the Board of Directors of “Bezeq” The Israel Telecommunication Corp Limited, (“the Company”), is responsible for establishing and maintaining appropriate internal control over financial reporting and disclosure in the Company.

For this matter, the members of Management are:

1.	Stella Handler, CEO;

2.	Yacov Paz, VP Business Division;

3.	Ehud Mezuman, VP Human Resources Division;

4.	Eyal Kamil, VP Operations and Logistics Division;

5.	Itamar Harel, VP Private Division;

6.	Amir Nachlieli, Legal Counsel;

7.	Guy Hadass, VP Corporate Communications;

8.	Gil Rosen, VP Marketing & Innovation Division;

9.	Yali Rothenberg, CFO Bezeq Group;

10.	Yaacov Zano, VP IT and Network Division;

11.	Sharon Fleischer Ben-Yehuda, VP Regulation;

In addition to the said members of Management, the following serve in the Group’s headquarters:

1.	Yehuda Porat, Head of Security Unit;

2.	Lior Segal, Internal Auditor;

3.	Amikam Shorer, Group Strategy and Corporate Development Officer;

4.	Shelly Bainhoren, Group Corporate Secretary and Internal Compliance Officer;

Internal control over financial reporting and disclosure includes controls and procedures in the Company, which were planned by the CEO and the most senior financial officer, or under their supervision, or by whoever fulfills those functions in practice, under the supervision of the Board of Directors of the Company, and were designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation of the reports in accordance with the provisions of the law, and to ensure that information that the Company is required to disclose in the reports it publishes in accordance with the provisions of the law is collected, processed, summarized and reported on the date and in the format laid down in law.

Internal control includes controls and procedures planned to ensure that the information that the Company is required to disclose as aforesaid, is accumulated and forwarded to the Management of the Company, including to the CEO and the most senior financial officer or to whoever fulfills those functions in practice, in order to enable decisions to be made at the appropriate time in relation to the disclosure requirement.

Due to its structural limitations, the internal control over financial reporting and disclosure is not intended to provide absolute assurance that misstatement or omission of information from the reports will be prevented or will be detected.

E-2

Management, under the supervision of the Board of Directors, has carried out a review and an assessment of the internal controls over financial reporting and disclosure within the Company and their effectiveness.

Assessment of the effectiveness of the internal controls over financial reporting and disclosure that Management carried out under the supervision of the Board included:

1.	Mapping and identification of the relevant business segments, accounts and business processes the Company deems very material for financial reporting and disclosure;

2.	Examination and update of risks of reporting and disclosure;

3.	Update of documentation of the controls that provide a response to risks identified and documentation of new controls;

4.	Review and assessment of effectiveness of the said controls;

5.	Overall assessment of the effectiveness of the internal controls;

Model assessment of the effectiveness of the internal controls over financial reporting and disclosure to be based on the following four components:

1.	Entity level controls;

2.	Process of preparing and closing the financial statements;

3.	IT general controls (ITGC);

4.	Very material processes for financial reporting and disclosure: revenues, purchasing, fixed assets and payroll.

Based upon the assessment of the effectiveness carried out by Management under the Board’s supervision as detailed above, the Board and Management of the Company reached the conclusion that the internal controls over financial reporting and disclosure in the Company as of December 31, 2017 are ineffective on account of several significant deficiencies identified in the entity level controls, and which in the opinion of Management and the Board cumulatively represent a material weakness as detailed below.

An Investigation of the Israel Securities Authority is being conducted against the Company and DBS. The Investigation involved the questioning of the Chairman of the Company’s Board of Directors (at that time), the CEO of the Company, the CEO and CFO of DBS, and other senior officers and additional senior employees in the Bezeq Group. On November 6, 2017, the Israel Securities Authority published a press release regarding the conclusion of the Investigation and transfer of the Investigation file to the Tel-Aviv District Attorney’s Office (Taxation and Economics). According to the press release, the Israel Securities Authority concluded that there is prima facie evidence establishing the involvement of the main suspects in the case in offenses of fraudulent receipt of funds, leaking material from the Independent Committee to the controlling shareholder and his relatives concerning transactions with interested parties, and promoting the Company’s interests at the Ministry of Communications in violation of the Penal Code and the Securities Law.

On February 18, 2018, a new joint investigation was opened by the Israel Securities Authority and the Israel Police against several of the Company’s senior officers. To the best of the Company’s knowledge, these officers are suspected, together with others, of offenses of fraud, administrative offenses, obstruction of justice, bribery, offenses under the Israel Securities Law, deception and breach of trust in a company, and some also of offenses under the Prohibition of Money Laundering Law.

For further details on these matters see section 1.1.6 of the Chapter, Description of Company Operations in this Periodic Report and the Company’s Immediate Reports referred to in that section.

E-3

The Company does not have complete information about the Investigations, their content, nor the material and evidence in the possession of the statutory authorities on this matter. Furthermore, in view of the provisions of Israeli law and concern of obstructing the investigation proceedings, at this stage the Company must refrain from conducting any examinations relating to matters that arose in the course of those investigations. This limits the Company’s ability to operate, including in connection with performing audit activity and reviews for the purpose of publishing the Company’s reports. Accordingly, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and its officers, on the assessment of the internal controls of the Company, on the financial statements and on the estimates used in the preparation of these financial statements, if any. Similarly, it is not possible to determine, in respect of matters related to these Investigations, whether all significant deficiencies and material weaknesses have been identified and assessed as part of the assessment of the internal control over financial reporting and disclosure.

Without derogating from the foregoing, a number of significant deficiencies identified in the assessment of the effectiveness of internal control over financial reporting and disclosure are deficiencies arising from or impacted by the Investigations as stated above. Among them, during the period of the Investigations as stated, conditions were set for release under restrictions of some of those under investigation serving in key positions in the Company and DBS, which led to the extended absence of some of those under investigation, thereby constraining the Company and Group companies in their operations. As a result, and due to the large number of meetings of the Board and their committees in the Company and DBS in the period from the opening of the Investigation, there were also delays in preparation of the minutes of a significant number of meetings of the Board and their committees in these companies in the reporting period. In addition, there were indications of procedural deficiencies in respect of the work of the Independent Committee of the Board of Directors related to the engagements that, to the best of the Company’s knowledge, are under investigation.

Moreover, it was found that a limited number of employees who took part in the change management control process in one of the Company’s IT systems acted in an improper manner in contravention of the Company’s procedures. In addition, suspicion arose, as part of the Company’s internal review concerning the period after November 1, 2017, that the Company’s Corporate Secretary (at that time) listened in on discussions to which she was prohibited from being privy to.

In addition, in some of the Group companies, a lack of procedures and a need to update certain procedures were found.

Management and the Board have started implementation of various actions, under the constraints arising from the Investigations, with assistance from outside professional advisors, in order to deepen the correctness of the Company’s control process and to ensure that despite there being a material weakness in the internal control, the reports are prepared in compliance with the law. All this is in addition to the various developments that have occurred in the Company from the start of the Investigations, all as detailed below:

1.	The Company has retained the services of professional accounting support to assist in the process of preparing the financial statements of DBS for 2017. These services were received by the reporting date. Similarly, as part of the preparation of the 2017 Periodic Report, the Company and DBS have added supplementary procedures on specific subjects in order to enhance the internal control over financial reporting and disclosure on those subjects.

2.	In the period following the opening of the Investigation and until the reporting date, there were changes in the composition of the Company’s Board of Directors and Management, and, among other things, director David Granot was appointed Interim Chairman of the Board by the Company’s Board; directors Shaul Elovitch and Or Elovitch (who have been investigated as part of the Investigations) resigned their positions and in their place two new directors were appointed by the Company’s Board; Mr. Yaacov Paz, Vice President of the Business Division, was appointed temporarily as the Company’s Interim CEO.

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3.	The Company has carried out a search and appointment process of candidates for the Company’s Board, and subsequently, at the next General Meeting, the Board proposed appointing eight directors, in addition to the three external directors currently serving on the Company’s Board. The Company has contracted with a specialist company to provide support for this process.

4.	The employees who took part in the change management control process in one of the Company’s IT systems and who acted in an improper manner in contravention of the Company’s procedures, have been moved to other positions that are not involved in the financial reporting and disclosure process, and supplementary procedures have been implemented in respect of those employees. In addition, the former Corporate Secretary has been transferred to another position that is not one of an officer.

5.	Bezeq Group has started to implement a special review of the issues of corporate governance led by the Company’s Internal Auditor and supported by outside consultants. The work includes deeper reviews on the issues of risk management, compliance, enforcement and internal control. The review is expected to be completed by the middle of 2018.

6.	Similarly, in recent months, the Company carried out a special review of the appropriateness of the Company’s control processes. The review was carried out by outside consultants, led by the Company’s Internal Auditor and under the supervision of a special, independent committee from among the Company’s Board members. The review was completed by the reporting date, however, it was limited in scope and did not include factual reviews in respect of matters raised in the Investigations. Further to this review, the special committee approved various changes to the control processes and the work within the Company, which are expected to be completed by the end of 2018.

7.	Prior to the reporting date, the Company approved a review of the effectiveness of the work of the Board and an examination of the Board’s working procedure. The work will be carried out under the Company’s Internal Auditor, partly with the assistance of outside consultants. The reviews are expected to be completed by the end of 2018.

8.	Completion of the preparation of minutes of Board meetings and those of its committees of the Company and DBS has commenced. The process is expected to be completed by September 30, 2018.

9.	The Group companies will work throughout 2018 to complete the missing procedures and to update procedures as required.

10.	Once the constraints on carrying out reviews and controls related to issues that arose in the Investigations are lifted, the review of all matters related to subjects that arose during those Investigations will be completed.

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(2)	Declaration of Executives:

(A)	Declaration of the CEO in accordance with Regulation 9B(d)(1) of the Periodic and Immediate Reports Regulations:

I, Stella Handler, declare that:

(1)	I have reviewed the periodic report of “Bezeq” The Israel Telecommunication Corp Limited, (“the Company”) for 2017 (“the Reports”).

(2)	To the best of my knowledge, the reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the reporting period.

(3)	To the best of my knowledge, the financial statements and other financial information in the Reports fairly present in all material respects, the financial condition, results of operations and cash flows of the Company as of the dates and for the periods presented in the Reports.

(4)	I have disclosed to the auditor of the Company, to the Board of Directors, to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting and disclosure which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

(b)	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

(5)	I, alone or together with others in the Company:

(a)	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010 is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports

(b)	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles

(c)	Assessed the effectiveness of internal controls over financial reporting and disclosure, and presented in this report the conclusions of the Board of Directors and Management in respect of the effectiveness of the said internal controls as of the reporting date.

1 This declaration is subject to the limitations arising from the Investigations, as stated in the preamble to this Chapter.

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Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: March 28, 2018

Stella Handler, CEO;

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(B)	Declaration of the CFO of the Bezeq Group in accordance with Regulation 9B(d)(2) of the Periodic and Immediate Reports Regulations[2]:

I, Yali Rothenberg, declare that:

(1)	I have reviewed the financial statements and other financial information included in the reports of “Bezeq” The Israel Telecommunication Corp Limited, (“the Company”) for 2017 (“the Reports”).

(2)	To the best of my knowledge, the financial statements and other financial information included in the Reports do not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)	To the best of my knowledge, the financial statements and other financial information in the Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the dates and periods presented in the Reports:

(4)	I have disclosed the following to the auditor of the Company, to the Company’s Board of Directors, to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of the internal control over financial reporting and disclosure:

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as they refer to the financial statements and other financial information included in the Reports, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

(b)	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

(5)	I, alone or together with others in the Company:

(a)	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010, insofar as it is relevant to the financial statements and other financial information included in the Reports, is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports; and -

(b)	Established controls and procedures or ensured the establishment and maintaining of controls and procedures under our supervision, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles;

(c)	Assessed the effectiveness of the internal control over financial reporting and disclosure, insofar as they refer to the financial statements and other financial information included in the Reports as of the reporting date. My conclusions regarding my assessment were presented to the Board of Directors and Management and are integrated in this Report.

2 This declaration is subject to the limitations arising from the Investigations, as stated in the preamble to this Chapter.

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Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: March 28, 2018

Yali Rothenberg, CFO Bezeq Group

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